ALTAREX CORP.

Notice of Special Meeting

of holders of Common Shares, Warrants and Options
to be held on February 2, 2004

-and-

Notice of Petition

-and-

Management Information Circular

with respect to a proposed

ARRANGEMENT

involving

ALTAREX CORP.

- and -

NOVA BANCORP INVESTMENTS LTD.

- and -

ALTAREX MEDICAL CORP.

January 2, 2004

          Parlee McLaws LLP

January 2, 2004

Dear AltaRex Securityholder,

You are invited to attend a special meeting (the "Meeting") of holders of common shares ("Shareholders" and "Common Shares" respectively), warrants to purchase Common Shares (the "Warrants") and options to purchase Common Shares (the "Options") (collectively, the "Securityholders") of AltaRex Corp. ("AltaRex" or the "Corporation") to be held, pursuant to the Interim Order of the Court of Queen's Bench of Alberta dated December 22, 2003, at the Telus Centre for Professional Development, University of Alberta, corner of 87 Avenue and 111 Street, Edmonton, Alberta, T6G 2R1, on February 2, 2004 at 10:00 a.m. (Edmonton time).

At the Meeting you will be asked to consider and, if thought advisable, approve a proposed plan of arrangement (the "Arrangement") involving AltaRex, its Securityholders, AltaRex Medical Corp. ("Medical") and Nova Bancorp Investments Ltd. ("Bancorp"). Medical is presently a wholly owned subsidiary of AltaRex that was recently incorporated for the purposes of this Arrangement and as such does not currently have any obligations or liabilities.

Summary of Arrangement

Certain of the key elements of the Arrangement and related transactions are summarized below:

  All of AltaRex's assets, together with all associated contractual obligations and liabilities, will be transferred from AltaRex to Medical in consideration for the issuance of 40,000,000 Medical Shares;

  A loan of $6.15 million will be made to AltaRex in exchange for a promissory note;

  AltaRex will subscribe for 11,896,936 Medical Shares for $5.045 million in cash less any applicable holdback;

  The Options and Warrants shall be cancelled and Medical New Options and New Warrants will be issued in their place on identical terms;

  A new class of non-voting common shares (the "Non Voting Common Shares") and a new class of voting common shares (the "New Common Shares") in the capital of AltaRex will be created;

  The Corporation will change its name from "AltaRex Corp." to "Twin Butte Energy Ltd.";

  AltaRex's existing Shareholders will exchange all of their outstanding Common Shares with AltaRex as follows:
  AltaRex Shareholders holding greater than 1000 AltaRex Common Shares will receive one New Common Share of Twin Butte and ten Medical Shares for each ten Common Shares held;

  AltaRex Shareholders holding 151 to 1000 AltaRex Common Shares will receive, instead of the Twin Butte Shares to which each such Shareholder would have otherwise been entitled to receive,

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an amount in cash equal to $0.05 per AltaRex Common Share held and will receive one Medical Share for each AltaRex Common Share held;

  AltaRex Shareholders holding 150 Common Shares or less will receive:
  instead of the Medical Shares to which each such Shareholder would have otherwise been entitled to receive, a cash payment equal to the lesser of:
  the amount determined by multiplying $0.60 by the number of Common Shares held by such Shareholder, and the amount determined by subtracting $0.05 from the weighted average trading price of the AltaRex Common Shares during the ten trading days immediately preceding the Effective Date and then multiplying such sum by the number of Common Shares held by such Shareholder; and

  from Twin Butte an amount in cash equal to $0.05 per AltaRex Common Share held; and

  Bancorp shall subscribe for 4,250,000 New Common Shares and $4,475,500 aggregate principal amount of 10% convertible demand notes (convertible into 2,530 Non-Voting Common Shares per $1,000 of principal), subject to adjustments, for aggregate proceeds of $6.15 million. AltaRex will use these funds to repay the promissory note referred to above.

Upon completion of the Arrangement, Medical will carry on substantially the same business that AltaRex did before the Arrangement - Medical will own all of AltaRex's existing assets relating to the biotech business; Medical will be pursuing the exact same commercialization strategy that AltaRex had for OvaRex® and all other products presently in development; and, Medical will otherwise be executing the same business plan going forward, with the board of directors and management of Medical being comprised of exactly the same individuals who are currently the directors and management team of AltaRex. The Toronto Stock Exchange has conditionally approved the listing of Medical's shares on the TSX with a symbol of "ALT". Management anticipates that Medical will be able to satisfy all of the TSX's conditions to allow for such listing and trading.

Parlee McLaws LLP

Twin Butte Energy Ltd. ("Twin Butte"), as AltaRex will be known following completion of the Arrangement, will be poised, with additional directors and approximately $1 million of working capital, to recruit a new management team and to focus on building a successful oil and gas exploration, production and marketing company.

Subsequent to the effective date of the Arrangement, holders of Common Shares ("Shareholders") (other than those holding 150 Common Shares or less) will hold 100% of Medical and other than those holding 1000 Common Shares or less will hold approximately 55% of the voting shares of Twin Butte, while Bancorp and related parties will hold approximately 45% of the voting shares and 100% of the convertible notes of Twin Butte.

Please see the attached "Illustration" that outlines three different scenarios as to how this Arrangement may affect an existing Shareholder.

Approvals Required

For the Arrangement to proceed, it must be approved by at least two-thirds (66 2/3%) of the aggregate votes cast by Securityholders, voting together as a single class, attending the Meeting in person or by proxy. A holder of Common Shares shall be entitled to one vote per Common Share held on a ballot in respect of the Arrangement at the Meeting. A holder of Warrants and Options shall be entitled to one vote for each Common Share issuable upon the valid exercise of such Warrants or Options on a ballot in respect of the Arrangement at the Meeting. If Securityholder and regulatory approvals are obtained, an order of the Court of Queen's Bench of Alberta will be sought immediately following the Meeting confirming the Arrangement.

Holders of Common Shares of AltaRex (which will change its name to Twin Butte Energy Ltd. ("Twin Butte") pursuant to the Arrangement) are also being asked to approve special meeting matters relating to Twin Butte including future acquisitions of oil and natural gas properties and a new option plan for Twin Butte, as well as the election of new directors for Twin Butte. These matters must be approved by a majority of the votes cast by Shareholders attending the Meeting in person or by proxy.

Board Recommendation

McNally Valuations Inc. has provided the Board of Directors with its opinion (the "Fairness Opinion") that the Arrangement is fair, from a financial point of view, to Shareholders. The Board of Directors has carefully reviewed the Fairness Opinion as well as other relevant matters, and has determined that the Arrangement is in the best interests of the Corporation, is fair to the Securityholders, and should be placed before Securityholders at the Meeting for their approval. The Board of Directors has approved the Arrangement and unanimously recommends that Securityholders vote FOR the Arrangement.

Shareholder Responsibility

The accompanying Information Circular contains a detailed description of the Arrangement, and other matters to come before the Meeting, as well as detailed information regarding AltaRex, Medical and Twin Butte. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Shareholders holding Common Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Common Shares.

To be represented at the Meeting, you must either attend the Meeting in person or complete, sign, date and mail the enclosed form of proxy (or other appropriate proxy) to the Toronto office of Computershare Trust Company of Canada, so that it is received not later than 10:00 a.m. (Edmonton time) on January 29, 2004. A return envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

Parlee McLaws LLP

The matters being brought before the Meeting are important and we urge you to attend, whether in person or by proxy.

Yours very truly,

ALTAREX CORP.

(signed) Dr. Antoine A. Noujaim
President and Chief Executive Officer

Parlee McLaws LLP

ILLUSTRATION

Assumptions:

The weighted average trading price of Common Shares during the 10 trading days immediately preceding the Effective Date is $0.50 per Common Share.

Immediately following completion of the Arrangement, New Common Shares (i.e. new Twin Butte Common Shares) trade at $0.05 per share and the new Medical Shares trade at $0.45 per share.

The paid up capital of the Common Shares exceeds $0.50 per Common Share.

Scenario #1:

A Canadian resident shareholder owns 2000 Common Shares which have an adjusted cost base ("ACB") of $1,600.00 or $0.80 per share.

Results

Shares received:	2000 Medical Shares (received from Medical)
200 New Common Shares (received from Twin Butte)

Income Tax Implications

Cost base of Medical Shares

Fair market value of Medical Shares = 2000 shares X $0.45/share = $900.00

Cost base of New Common Shares

ACB of Common Shares of $1,600.00 less cost base of Medical Shares of $900.00 = $700.00.

Disposition of Common Shares

Proceeds = Cost base of Medical Shares and New Common Shares	$1,600.00

ACB of Common Shares	<1,600.00>

Capital gain	$ NIL

Scenario #2:

A Canadian resident shareholder owns 1000 Common Shares which have an ACB of $800.00 or $0.80 per share.

Results

Shares received:	1000 Medical Shares (received from Medical)

Cash received:	1000 Common Shares X $0.05/share = $50.00 (received from Twin Butte)

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Income Tax Implications

Cost base of Medical Shares:

Fair market value of Medical Shares = 1000 shares X $0.45/share = $450.00

Disposition of Common Shares

Proceeds = Cost base of Medical Shares of $450.00 and
cash received of $50.00	$500.00

ACB of Common Shares	<800.00>

Capital loss	<$300.00>

Scenario #3:

A Canadian resident shareholder owns 100 Common Shares which have an ACB of $80.00 or $0.80/share.

Results:

Cash received:	100 Common Shares X $0.05/share =	$5.00 (received from Twin Butte)

	100 Common Shares X ($0.50 - .05) =	45.00 (received from Medical)

	Total	$50.00

Income Tax Implications

Disposition of Common Shares

Proceeds = cash received	$50.00

ACB	<80.00>

Capital loss	<$30.00>

Parlee McLaws LLP

ALTAREX CORP.

NOTICE OF SPECIAL MEETING OF HOLDERS OF
COMMON SHARES, WARRANTS AND OPTIONS

to be held February 2, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta, Judicial District of Edmonton (the "Court") dated December 22, 2003, a special meeting (the "Meeting") of the holders of common shares ("Common Shares"), warrants ("Warrants") and options ("Options") to purchase Common Shares (collectively, the "Securityholders") of AltaRex Corp. ("AltaRex" or the "Corporation") will be held at the Telus Centre for Professional Development, University of Alberta, corner of 87 Avenue and 111 Street, Edmonton, Alberta, T6G 2R1 on, Monday, February 2, 2004 at 10:00 a.m. (Edmonton time) for the following purposes:

  to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth as Appendix A to the accompanying Information Circular, approving an arrangement involving AltaRex, its Securityholders, AltaRex Medical Corp. ("Medical") and Nova Bancorp Investments Ltd. ("Bancorp") (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA"), all as more particularly set forth and described in the accompanying Information Circular;

  to fix the size of the board of directors of AltaRex at five members; to elect directors of AltaRex; to consider and, if deemed advisable, adopt the New Twin Butte Option Plan;

  to consider the approval of future acquisitions of oil and natural gas properties by Twin Butte as well as the issuance of up to 90,000,000 New Common Shares by way of private placement or public offerings as described in the Information Circular;

  to consider and, if deemed advisable, adopt the Medical Stock Option Plan; and

  to transact such other business as may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular, including the Appendices attached thereto.

The record date for determination of Securityholders entitled to receive notice of, and to vote at, the Meeting is January 2, 2004. Only Securityholders whose names have been entered in the register of Securityholders at the close of business on that date will be entitled to receive notice of, and to vote at, the Meeting; provided that, to the extent a holder of Common Shares (a "Shareholder") transfers the ownership of any Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. Holders of Options and Warrants as at the record date will only be entitled to vote at the Meeting in respect of such Options and Warrants to the extent that such Options and Warrants remain outstanding at the time of the Meeting and have not been exercised, expired or otherwise terminated prior thereto.

A Securityholder may attend the Meeting in person or may be represented by proxy. Registered Securityholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, at its Toronto office, located at 9th Floor, 100

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University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting.

If you are an unregistered beneficial Securityholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided therein.

Pursuant to the Interim Order, those registered Shareholders whose shares of Medical and/or Twin Butte are subject to cancellation and repurchase pursuant to the Arrangement have been granted the right to dissent in respect of those shares subject to cancellation and repurchase and, if the Arrangement becomes effective, to be paid the fair value of the securities which they otherwise would have been entitled to receive in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. To exercise such right, the Corporation, c/o Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, Attention: Kevin Lynch, must receive from the dissenting shareholder, by 5:00 p.m. (Edmonton time) on the business day before the Meeting, a written objection to the Arrangement Resolution, and the Shareholder shall not have voted in favour of the Arrangement Resolution and the Shareholder must have otherwise complied with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Shareholder's right to dissent is more particularly described in the Information Circular and a copy of the Interim Order and the text of Section 191 of the ABCA are set forth as Appendix C and F, respectively, to the accompanying Information Circular. Failure to comply strictly with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right of dissent must make arrangements for the Common Shares beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.

DATED at the City of Edmonton, in the Province of Alberta, this 2nd day of January, 2004.

BY ORDER OF THE COURT OF QUEEN'S
BENCH OF ALBERTA and the BOARD OF
DIRECTORS OF ALTAREX CORP.

(Signed) Dr. Antoine A. Noujaim
President and Chief Executive Officer

Parlee McLaws LLP

Action No. 0303 23540

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A.
2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving AltaRex Corp., its Securityholders, AltaRex Medical Corp. and Nova Bancorp Investments Ltd.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Edmonton (the "Court"), on behalf of AltaRex Corp. ("AltaRex") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving AltaRex, its holders of common shares ("Common Shares"), warrants ("Warrants") and options ("Options") to purchase Common Shares (collectively, the "Securityholders"), AltaRex Medical Corp. ("Medical") and Nova Bancorp Investments Ltd., which Arrangement is described in greater detail in the Information Circular of AltaRex dated January 2, 2004, accompanying this Notice of Petition. At the hearing of the Petition, AltaRex intends to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected thereby;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA; and

(c) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Court at the Court House, in Edmonton, Alberta, Canada, on February 3, 2004 at 10:00 a.m. (Edmonton time) or as soon thereafter as counsel may be heard. Any Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Securityholder or other interested party files with the Court and serves upon AltaRex, on or before 12:00 p.m. (noon) on Tuesday, January 20, 2004, a Notice of Intention to Appear setting out such Securityholder's or interested party's address for service and indicating whether such Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service on AltaRex is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated December 22, 2003, has given directions as to the calling and holding of a special meeting of the Securityholders for the purpose of such Securityholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that those registered Shareholders whose shares of Medical and/or Twin Butte Energy Ltd. ("Twin

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Butte") are subject to cancellation and repurchase pursuant to the Arrangement have been granted the right to dissent in respect of those shares subject to cancellation and repurchase under the provisions of Section 191 of the ABCA, as modified by the Interim Order, upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of securities of Medical and Twin Butte pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for AltaRex upon written request delivered to such solicitors as follows:

Parlee McLaws LLP
Barristers and Solicitors
1500 Manulife Place
10180 - 101 Street
Edmonton, Alberta, T5J 4K1
Attention: Kevin Lynch

DATED at the City of Edmonton, in the Province of Alberta, this 2nd day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF
ALTAREX CORP.

(signed) Dr. Antoine A. Noujaim
President and Chief Executive Officer

Parlee McLaws LLP

ALTAREX CORP.

INFORMATION CIRCULAR

Special Meeting of Securityholders
to be held on February 2, 2004

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting. No Person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities, or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstance, create an implication that there has been no change in the information set forth therein since the date of this Information Circular.

The Meeting has been called for the purposes of considering and, if deemed advisable, passing the Arrangement Resolution approving the Arrangement, and considering the AltaRex Meeting Business and the Medical Meeting Business. Details of the Arrangement are set forth below under the heading "The Arrangement". For details of the matters to be considered solely by Shareholders see "AltaRex Meeting Business" and "Medical Meeting Business".

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix B and Appendix D, respectively, to this Information Circular. You are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of January 2, 2004 unless otherwise specifically stated.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. The financial statements of the Corporation and the pro forma and historical financial information included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements and pro forma and historical financial information of United States companies. Likewise, information concerning the operations of the Corporation and Medical contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

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SECURITYHOLDERS SHOULD BE AWARE THAT THE ARRANGEMENT AND THE OWNERSHIP OF SECURITIES OF THE CORPORATION OR MEDICAL MAY HAVE TAX CONSEQUENCES IN THE UNITED STATES THAT ARE NOT DESCRIBED IN THIS INFORMATION CIRCULAR. SECURITYHOLDERS THAT ARE SUBJECT TO UNITED STATES TAXATION SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF SUCH MATTERS.

The Medical Shares, the New Common Shares, the New Options and the New Warrants to be issued under the Arrangement have not been and will not be registered under the 1933 Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The Medical Shares, the New Common Shares, the New Options and the New Warrants will not be listed for trading on any United States stock exchange. Any offers to resell, or resales of, Medical Shares, New Common Shares or New Warrants into the United States or to a U.S. person received under the Arrangement by Persons who, immediately prior to the Arrangement, were "affiliates" (generally, controlling persons or members of a control group) of the Corporation or Medical, or who will be affiliates of the Corporation or Medical after the Arrangement, are subject to restrictions under the 1933 Act. The New Options shall all be non-transferable. See "Resales of New Common Shares, Medical Shares, New Warrants and New Options".

See page 7 of the Information Circular for a summary of historical currency exchange rates for converting the Canadian dollars into United States dollars. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Corporation and Medical are organized under the laws of a jurisdiction outside the United States, that all their executive officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of the Corporation, Medical, Bancorp and such persons are located outside the United States.

THE MEDICAL SHARES, THE NEW COMMON SHARES, THE NEW OPTIONS AND THE NEW WARRANTS TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES, WARRANTS AND OPTIONS	1
NOTICE OF PETITION	1
INFORMATION FOR UNITED STATES SHAREHOLDERS	1
SUMMARY OF THE INFORMATION CIRCULAR	1
The Meeting	1
Background to the Arrangement and Recommendation of the Board of Directors	1
Recommendation of the Board of Directors	2
The Arrangement	2
Directors and Officers	3
Benefits of the Arrangement	3
Procedure for the Arrangement to Become Effective	4
Fairness Opinion	4
Recommendation of the Board of Directors	5
Timing	5
Rights of Dissent	5
Stock Exchange Listings and Regulatory Approvals	5
Canadian Federal Income Tax Considerations	6
Medical	7
Twin Butte Energy Ltd	8
Selected Unaudited Proforma Information Relating to Twin Butte	8
Selected Unaudited Proforma Information Relating to Medical	8
GLOSSARY OF TERMS	1
EXCHANGE TABLE	6
FORWARD-LOOKING STATEMENTS	7
SOLICITATION OF PROXIES AND VOTING AT THE MEETING	7
Solicitation of Proxies	7
Appointment and Revocation of Proxies	8
Signature of Proxy	8
Exercise of Discretion of Proxy	8
Voting Securities and Principal Holders Thereof	8
Voting - Advice to Beneficial Holders of Securities	9
THE ARRANGEMENT	10
Background to the Arrangement	10
Benefits of the Arrangement	11
Effect of the Arrangement Upon Securityholders	11
Details of the Arrangement	12
Procedure for the Arrangement Becoming Effective	17
FAIRNESS OPINION	18
RECOMMENDATION OF THE BOARD OF DIRECTORS	18
TIMING	19
EXPENSES OF THE ARRANGEMENT	19
LEGAL DEVELOPMENTS	20
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	20
PROCEDURE FOR EXCHANGE OF SECURITIES	23
Shareholders	23
General	23
Lost or Destroyed Certificates	24
Options and Warrants	24
Fractional Securities	24
RIGHTS OF DISSENT	24
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON	26
STOCK EXCHANGE LISTINGS	27
REGULATORY APPROVALS	27
General	27

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- ii -
Quebec Securities Commission	27
TSX Approval	27
RESALE OF NEW COMMON SHARES, MEDICAL SHARES, NEW WARRANTS AND NEW OPTIONS	28
LEGAL MATTERS	28
ALTAREX MEETING BUSINESS	29
Matters to be Acted Upon at the Meeting	29
Compensation of Named Executive Officers	33
Executive Compensation	33
Stock Options Granted to Named Executive Officers	35
Employment Agreements	35
Compensation of Directors	36
Directors and Officers Liability Insurance	36
Performance Graph	37
Security Ownership of Certain Beneficial Owners and Management	37
CORPORATE GOVERNANCE	38
Mandate of the Board of Directors	38
Composition of the Board	39
Audit Committee	39
Compensation Committee	39
Nominating Committee	40
Corporate Governance Committee	40
Decisions Requiring Board Approval	40
Board Performance	40
Shareholder Feedback	40
Expectations of Management	41
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	41
MEDICAL MEETING BUSINESS	41
INFORMATION RESPECTING ALTAREX CORP	42
General	42
INFORMATION RESPECTING ALTAREX MEDICAL CORP	43
INFORMATION RESPECTING TWIN BUTTE ENERGY LTD	43
RISK FACTORS	43
OTHER BUSINESS	43
APPROVAL OF DIRECTORS	44

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SUMMARY OF THE INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in the Information Circular, including the Appendices hereto and the documents incorporated by reference herein, and should be read together with the more detailed information and financial data and statements contained or referred to elsewhere in the Information Circular, the Appendices hereto and the documents incorporated by reference herein. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held at the Telus Centre for Professional Development, University of Alberta, corner of 87 Avenue and 111 Street, Edmonton, Alberta, T6G 2R1 on Monday, February 2, 2004 at 10:00 a.m. (Edmonton time) for the purpose of, among other things, considering and, if deemed advisable, passing, with or without variation, the Arrangement Resolution. In addition, the AltaRex Meeting Business and the Medical Meeting Business will be considered at the Meeting. See "The Arrangement", "AltaRex Meeting Business" and "Medical Meeting Business".

Background to the Arrangement and Recommendation of the Board of Directors

To date, none of AltaRex's products have been approved by regulatory agencies for sale and it has accumulated losses in the development of its products in excess of $100 million. It is anticipated that it will be a further three to four years before OvaRex® is approved for sale and AltaRex begins to realize royalty fees from product sales. On this basis, a significant portion of AltaRex's accumulated losses will not be available to offset against future revenues and will be of little value to AltaRex or the AltaRex Securityholders.

On May 15, 2003, Richard E. Bagley resigned as president and chief executive officer and director of AltaRex. AltaRex appointed Dr. Antoine A. Noujaim as president and chief executive officer and vice-chairman of the board of directors of AltaRex and Robin Salmon was appointed as its chief financial officer and a director. In connection with the changes in management, AltaRex initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, AltaRex relocated its executive and administrative offices to Edmonton, Alberta, Canada, reduced the number of full-time employees of AltaRex, and closed its Waltham, Massachusetts, U.S. office. It was immediately apparent to new management that AltaRex would need to raise additional funds by the end of August 2003 in order to continue operating.

Another aspect to AltaRex's restructuring program was to seek investors who would assist with the restructuring of AltaRex. StoneBridge Merchant Capital Corp. ("StoneBridge") assisted AltaRex by contacting a number of potential investors who would assist with the restructuring of AltaRex.

AltaRex also sought additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. In August of 2003 AltaRex received $250,000 (USD) from United Therapeutics in respect of extending the Exclusive License Agreement to include Germany. On October 21, 2003, AltaRex closed a private placement offering with Acumen Capital Finance Partners Limited ("Acumen") acting as its agent which resulted in the issuance of a total of 6,000,000 units for aggregate gross proceeds of $2.04 million. Each unit consisted of one AltaRex Common Share and one AltaRex Common Share purchase warrant. AltaRex also issued the Agent's Option to Acumen in connection with the private placement offering.

In October 2003, Stonebridge identified Bancorp as a prospective investor in an arrangement that would restructure AltaRex. Bancorp subsequently made an offer which was superior to other offers previously received from three different parties. Following a due diligence review and negotiations, on December 1, 2003 AltaRex and Bancorp entered into the Letter Agreement proposing a plan of arrangement involving AltaRex and Bancorp.

The Board of Directors engaged McNally Valuations Inc. ("McNally") to address the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. In connection with this mandate, McNally has prepared an opinion (the "Fairness Opinion") which states that, as of the date of the opinion,

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the consideration under the Arrangement is fair from a financial point of view to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "Appendix E - Fairness Opinion of McNally Valuations Inc.".

Recommendation of the Board of Directors

The Board has determined that the Arrangement is in the best interests of the Corporation and the Securityholders and is fair to the Securityholders and, as such, has authorized the submission of the Arrangement to the Securityholders for approval and to the Court for the Final Order.

The Board of Directors recommends that Securityholders vote FOR the special resolution to approve the Arrangement.

The Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement, which provides for the following transactions to occur on the Effective Date:

  the transfer of the Assets, together with all associated contractual obligations and liabilities to Medical, in consideration for 40,000,000 Medical Shares and the Indemnity to have been completed and have been legally effective on December 31, 2003;

  a loan of $6.15 million will be made to AltaRex in exchange for a promissory note;

  at the Effective Time, AltaRex shall acquire an additional 11,896,936 Medical Shares for $5.045 million, subject to a holdback; provided that if between December 23, 2003 and the closing date of the Arrangement, AltaRex issues any additional Common Shares ("Additional Shares") then AltaRex shall subscribe for additional Medical Shares in an amount equal to the Additional Shares and AltaRex shall contribute to Medical the consideration received by AltaRex for the Additional Shares;

  the Options and Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever, and Medical New Options and Medical New Warrants will be issued in their place on identical terms;

  the Articles of AltaRex will be amended to create a new class of non-voting common shares in the capital of AltaRex (the "AltaRex Non-Voting Common Shares") and a new class of voting common shares in the capital of AltaRex (the "AltaRex New Common Shares");

  the Articles of AltaRex will also be amended to change its name from "AltaRex Corp." to "Twin Butte Energy Ltd.";

  AltaRex will acquire all outstanding AltaRex Common Shares from the holders thereof and shall deliver in exchange for each ten AltaRex Common Shares held one AltaRex New Common Share and ten Medical Common Shares, in each case free of any claims. The AltaRex Common Shares acquired by AltaRex will be cancelled and returned to the status of authorized but unissued shares;

  each AltaRex Shareholder who holds 1000 AltaRex Common Shares or less shall surrender and be deemed to surrender to AltaRex all of the AltaRex Common Shares held by such AltaRex Shareholder and shall receive therefor, instead of the AltaRex New Common Shares to which such shareholder would otherwise be entitled, an amount in cash equal to $0.05 per share, and upon such surrender of AltaRex Common Shares each such holder of AltaRex Common Shares shall cease to be such a holder and shall have his name removed from the register of holders of AltaRex Common Shares and the AltaRex Common Shares so surrendered shall be cancelled and returned to the status of authorized but unissued shares;

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  each AltaRex Shareholder who holds 150 Common Shares or less, will surrender and be deemed to surrender to AltaRex, all of the AltaRex Common Shares held by such AltaRex Shareholder, and shall receive therefor, instead of the Medical Shares to which such Shareholder would otherwise be entitled, a cash payment equal to the lesser of (i) the amount determined by multiplying $0.60 by the number of Common Shares held by such Shareholder and (ii) the amount determined by subtracting $0.05 from the weighted average trading price of the AltaRex Common Shares during the ten trading days immediately preceding the Effective Date and then multiplying such sum by the number of Common Shares held by such Shareholder;

  the stated capital of the AltaRex New Common Shares issued pursuant to the exchange set forth in paragraph (g) above shall be reduced to the amount of $1.00;

  the Articles will be amended by deleting the AltaRex Common Shares and the rights, privileges, restrictions and conditions attaching thereto and by re-designating the AltaRex New Common Shares as the "common shares" of Twin Butte;

  in connection with the Meeting, AltaRex Shareholders, which Shareholders shall be deemed to be shareholders of Medical, shall be asked to approve a new Medical stock option plan (attached as Appendix M to the Information Circular), which plan, if approved by disinterested Shareholders, shall become effective to govern the New Options issued by Medical pursuant to the Arrangement, and any and all other options Medical may grant after the Effective Date of the Arrangement;

  in connection with the Meeting, Shareholders shall also be asked to approve a new Twin Butte option plan (attached as Appendix L to the Information Circular), which plan, if approved, shall become effective to govern options granted by Twin Butte after the Effective Date of the Arrangement;

  immediately following the Effective Time, Bancorp shall subscribe for such number of AltaRex New Common Shares so as to constitute 45% of the voting shares of Twin Butte following completion of the Arrangement and the Notes;

  in connection with the Arrangement, Medical will seek "reporting issuer" status in each jurisdiction in which AltaRex is currently a reporting issuer, and will cause the Medical Shares to be listed on the TSX. AltaRex will make an application to list the AltaRex New Common Shares on the TSXV or the NEX.

The respective obligations of AltaRex, Medical and Bancorp to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See "The Arrangement - Details of the Arrangement - Conditions to the Arrangement".

Directors and Officers

Following completion of the Arrangement, the Board of Directors will be composed of Messrs. Antoine A. Noujaim, Robin Salmon, Bruce D. Brydon, Harry L. Knutson and Richard M. Wlodarczak. The management team of the Corporation, following completion of the Arrangement is, as at the date hereof, unidentified. The new Board of Directors shall focus on recruiting a new management team for the Corporation, which team will carry on the business of oil and natural gas exploration, production and marketing and the members of which shall comprise the senior officers of the Corporation.

Benefits of the Arrangement

There are a number of benefits which are anticipated to result from the Arrangement and therefore enhance overall Securityholder value, including the following:

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  Shareholders (other than those holding 150 Common Shares or less) will hold 100% of Medical, which will carry on substantially the same business that AltaRex carried on prior to the completion of the Arrangement, but with new working capital of up to $5.045 million without any dilution of the Shareholders' equity positions. In this fashion, Medical will be able to execute its business plan going forward, with the board of directors and management team of Medical being comprised of exactly the same individuals who are currently the directors and management team of the Corporation;

  Shareholders (other than those holding 1000 Common Shares or less) will hold approximately 55% of the voting shares of the Corporation following completion of the Arrangement and will have the opportunity to participate in a start-up oil and natural gas exploration, production and marketing company, with a new board of directors in place to recruit a new management team and to lead this new endeavour; and

  the Corporation and Medical will not be "registrants" with the SEC and each will realize approximate annual savings of $40,000 (Canadian funds) as a result of not having to make the regular SEC filings currently required of AltaRex.

Procedure for the Arrangement to Become Effective

Securityholder Approval

The Interim Order provides that the Arrangement Resolution is required to be approved by at least two-thirds (66 2/3% ) of the aggregate votes cast by the Securityholders, voting together as a single class, present in person or by proxy at the Meeting. Each Shareholder is entitled to one vote for each Common Share held and each Optionholder and Warrantholder is entitled to one vote for each Common Share such holder would be entitled to receive upon the valid exercise of the Options or Warrants, as applicable.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

The ABCA provides that the Arrangement requires Court approval. On December 22, 2003, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Information Circular

Subject to the terms of the Arrangement Agreement and to receipt of approval of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, the Corporation will make application to the Court for the Final Order at the Court House, Edmonton, Alberta, on February 3, 2004 at 10:00 a.m. (Edmonton time) or as soon thereafter as counsel may be heard. See "The Arrangement- Procedure for the Arrangement Becoming Effective".

Conditions Precedent

All conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the requisite regulatory approvals prior to the Effective Date, must be satisfied or waived by the appropriate party.

Fairness Opinion

The Board of Directors engaged McNally Valuations Inc. ("McNally") to address the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. In connection with this mandate, McNally has prepared an opinion (the "Fairness Opinion") which states that, as of the date of the opinion, the consideration under the Arrangement is fair from a financial point of view to the Shareholders. The Fairness

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Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "Appendix E- Fairness Opinion of McNally Valuations Inc.".

Recommendation of the Board of Directors

The Board has determined that the Arrangement is in the best interests of the Corporation and the Securityholders and is fair to the Securityholders and, as such, has authorized the submission of the Arrangement to the Securityholders for approval and to the Court for the Final Order.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, the Corporation will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on February 3, 2004, in form and substance satisfactory to the Corporation and Bancorp, and all other conditions specified are satisfied or waived, the Corporation expects the Effective Date of the Arrangement to be February 3, 2004.

Rights of Dissent

Pursuant to the Interim Order and the Plan of Arrangement, those registered Shareholders whose shares of Medical and/or Twin Butte are subject to cancellation and repurchase pursuant to the Arrangement have been granted the right to dissent in respect of those shares which are subject to cancellation and repurchase. To exercise such right, the Dissenting Shareholder must send to the Corporation a written objection to the Arrangement Resolution, which written objection must be received by AltaRex, c/o Parlee McLaws LLP, Barristers & Solicitors, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, Attention: Kevin Lynch, in each case by 5:00 p.m. (Edmonton time) on the business day before the Meeting, and the Dissenting Shareholder must otherwise comply with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of those shares of Medical and/or Twin Butte that are subject to cancellation and repurchase in accordance with the Arrangement. See Appendices C and F to this Information Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively. The statutory provisions covering the right of dissent are technical and complex. Failure to comply strictly with any of the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of the right of dissent. Beneficial owners of AltaRex Common Shares, whose AltaRex Common Shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such AltaRex Common Shares are entitled to dissent. Accordingly, a beneficial owner of AltaRex Common Shares desiring to exercise dissent rights must make arrangements for the AltaRex Common Shares beneficially owned by such Dissenting Shareholder to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation, or alternatively, make arrangements for the registered holder of his or her AltaRex Common Shares to dissent on his or her behalf. Pursuant to the Interim Order, a Shareholder that exercises the right of dissent may not exercise the right of dissent in respect of only a portion of such holder's AltaRex Common Shares and may not vote such holder's AltaRex Common Shares in favour of the Arrangement. See "Rights of Dissent" in this Information Circular.

It is a condition of the Arrangement that Shareholders entitled to dissent holding not more than 2% of the outstanding AltaRex Common Shares shall have exercised rights of dissent in connection with the Arrangement.

Stock Exchange Listings and Regulatory Approvals

The Common Shares are listed and posted for trading on the TSX under the symbol "AXO". On December 2, 2003, the last trading day prior to the date of announcement of the Arrangement, the closing price of the Common Shares on the TSX was $0.40 per Common Share and on December 31, 2003 was $0.52 per Common Share.

Medical has made an application to list the Medical Shares on the TSX. The TSX has provided its initial response to AltaRex's request to have the TSX approve the Arrangement. The TSX has conditionally approved the

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Arrangement and the listing of the Medical Shares on the TSX, which approval is subject to certain conditions, including the following:

  the Shareholders of AltaRex approving the Arrangement at the Meeting;

  AltaRex, Bancorp and Medical closing the Arrangement, including Medical's receipt of the $5.045 million in cash, less applicable holdbacks, in the manner described herein;

  Twin Butte shall concurrently with the closing of the Arrangement delist from the TSX and seek a listing on TSXV or the NEX board of the TSXV;

  the filing of all normal course documents and the paying of any fees required pursuant to the policies of the TSX in order for Medical's Shares to be listed on the TSX; and

  Medical shall meet the TSX's continued listing requirements.

Medical expects that it shall be able to satisfy all of the conditions of the TSX relating to the listing of the Medical Shares upon completion of the Arrangement. If Medical is not able to meet the continued listing requirements of the TSX then Medical will seek to list the Medical Shares on another North American stock exchange. There can be no assurance that the Medical Shares will be listed on the TSX or any other stock exchange. If the Medical Shares are listed on the TSX, Medical will not list on any other stock exchange including any United States based stock exchange.

Shortly after the Effective Date of the Arrangement, AltaRex's Common Shares will be voluntarily delisted from the TSX. AltaRex then intends to make application to list the New Common Shares on the TSXV or the NEX board thereof. The Non-Voting Common Shares will not be listed on any stock exchange. The listing of the New Common Shares on the TSXV will be subject to AltaRex meeting the TSXV's minimum listing requirements. If AltaRex is not able to meet the minimum listing requirements of the TSXV then AltaRex will seek to list the New Common Shares on another North American stock exchange. There can be no assurance that the New Common Shares will be listed on the TSXV, the NEX or any other stock exchange.

Canadian Federal Income Tax Considerations

The Information Circular contains a summary of the principal Canadian federal income tax considerations with respect to the Arrangement generally applicable to Shareholders who, for the purposes of the Tax Act, hold their Common Shares as capital property and deal at arm's length with AltaRex at all relevant times. Shareholders should carefully read the information under "Canadian Federal Income Tax Consideration".

Exchange of Common Shares for New Common Shares and Medical Shares

The Arrangement has been structured so that each Shareholder who holds more than 1000 Common Shares will receive, for each ten (10) Common Shares held, one (1) New Common Share of Twin Butte and ten (10) Medical Shares.

Any such Shareholder will be deemed to have acquired the Medical Shares at a cost equal to the fair market value thereof at that time and to have acquired the New Common Shares of the Corporation at a cost equal to the amount, if any, by which the Shareholder's adjusted cost base of the Shareholder's Common Shares exceeds the cost to the Shareholder of the Medical Shares acquired on the exchange. The Shareholder will also be deemed to have disposed of the Shareholder's Common Shares for aggregate proceeds of disposition equal to the aggregate cost to the holder of the Medical Shares and the new Common Shares of the Corporation received on the exchange.

The Shareholder will realize a capital gain on the exchange equal to the amount, if any, by which the fair market value of the Medical Shares received on the exchange exceeds the aggregate of the Shareholder's adjusted cost base of the Common Shares of the Corporation exchanged pursuant to the Arrangement and reasonable costs associated with the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income. A

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Shareholder will not realize a capital loss on the exchange of Common Shares for New Common Shares and Medical Shares pursuant to the Arrangement.

Shareholders who, for the purposes of the Tax Act and any applicable tax treaty or convention, are not resident in Canada will not be taxable in Canada on the amount of the capital gain provided the holder's Common Shares do not constitute "taxable Canadian property" to them, all as described in more detail under "Canadian Federal Income Tax Consideration".

Exchange of Common Shares for Cash and Medical Shares or Cash Alone

The Arrangement has been structured so that each Shareholder who holds 1000 or less Common Shares (but more than 150 Common Shares) will surrender such Common Shares to AltaRex and receive cash in the amount of $0.05 per Common Share and (10) Medical Shares for each ten (10) Common Shares held. Alternatively, in the event that a Shareholder holds 150 or less Common Shares, the Shareholder will only receive cash on the exchange.

Such Shareholders will be deemed to have realized a dividend from AltaRex equal to the amount that the aggregate of the cash payment and the fair market value at that time of the Medical Shares, if any, received by the Shareholder on the exchange exceeds the paid-up capital of the Common Shares surrendered. The amount of any such dividend will be required to be included in the income of a Shareholder who is resident in Canada for the purposes of the Tax Act as a taxable dividend received from a taxable Canadian corporation and will be subject to the normal gross up and dividend tax credit rules. Any dividends deemed to be realized on the exchange by a Shareholder who is not resident in Canada for the purposes of the Tax Act will be subject to Canadian withholding tax. As it is anticipated that the paid-up capital of the Common Shares surrendered will be higher than the aggregate amount of any cash payment and the fair market value of any Medical Shares to be received, no deemed dividend is likely to arise.

Shareholders who receive a cash payment and Medical Shares, if any, on the surrender of their Common Shares will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition (as reduced by the amount of any deemed dividend) exceed (or are exceeded by) the aggregate of the holder's adjusted cost base of the Shareholders' Common Shares and reasonable costs associated with the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income while one-half of any capital loss (an "allowable capital loss") will generally be available to offset any taxable capital gains realized in the taxation year the capital loss is incurred, in any of the three preceding years or any future taxation year, subject to detailed provisions of the Tax Act.

Any such Shareholders who, for the purposes of the Tax Act and any applicable tax treaty or convention, are not resident in Canada will not be taxable in Canada on the amount of the capital gain provided the holder's Common Shares do not constitute "taxable Canadian property" to them, all as described in more detail under "Canadian Federal Income Tax Consideration".

Medical

Medical was incorporated by Certificate of Incorporation issued pursuant to the provisions of the ABCA as "AltaRex Medical Corp." on December 8, 2003. Medical has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Medical is AltaRex.

Following the completion of the Arrangement, Medical will utilize the Assets to carry out the business, substantially as carried on by AltaRex prior to the completion of the Arrangement.

Medical's head office is located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada, T6G 2N8, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. See "Appendix H - Information Respecting AltaRex Medical Corp.".

As at January 2, 2004 and following completion of the Arrangement, the board of directors of Medical shall consist of those same individuals who are currently the directors of the Corporation, namely Messrs. Antoine A. Noujaim, Robin Salmon, Jacques R. LaPointe, Bruce D. Brydon, and Jean-Guy Lambert. In addition, the management team of

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Medical is and shall continue to be comprised of those same individuals who are currently the management team of the Corporation, namely, Dr. Antoine A. Noujaim (Chief Executive Officer, President and Vice-Chairman of the Board), and Messrs. Robin Salmon (Chief Financial Officer and Vice-President, Finance), Jacques R. LaPointe (Chairman of the Board) and Bruce D. Hirsche (Corporate Secretary).

Twin Butte Energy Ltd.

Upon completion of the Arrangement, AltaRex Corp. will be renamed "Twin Butte Energy Ltd." ("Twin Butte") and shall focus on the development of an oil and natural gas exploration, production and marketing business. The head office of the Corporation is located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada T6G 2N8 and the registered office of the Corporation is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1.

Following completion of the Arrangement, the Board of Directors will be composed of Messrs. Antoine A. Noujaim, Robin Salmon, Bruce D. Brydon, Harry Knutson and Richard Wlodarczak. The management team of Twin Butte, following completion of the Arrangement is, as at the date hereof, unidentified. The new board of directors will focus on recruiting a new management team for Twin Butte, which team will carry on the business of oil and natural gas exploration, production and marketing and the members of which shall comprise the senior officers of Twin Butte. The appropriate employees, officers and directors of AltaRex will submit resignations and releases by the Effective Date.

Following the completion of the Arrangement, Twin Butte's head office will be located at Suite 1050, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, and its registered office will be located at 4500, 855 - 2nd Street, S.W., Calgary, Alberta, Canada, T2P 4K7. See "Appendix I - Information Respecting Twin Butte".

Selected Unaudited Proforma Information Relating to Twin Butte

For pro forma information relating to Twin Butte after giving effect to the Arrangement and certain other adjustments, see "Appendix J - Unaudited Pro Forma Balance Sheet of AltaRex Corp."

Selected Unaudited Proforma Information Relating to Medical

For pro forma information relating to Medical after giving effect to the Arrangement and certain other adjustments, see "Appendix K - Unaudited Pro Forma Balance Sheet of AltaRex Medical Corp."

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular and, unless otherwise indicated, in the Summary and Appendices. Terms and abbreviations used in the financial statements of each of AltaRex, Twin Butte and Medical are defined separately and terms and abbreviations defined below are not used therein, except where otherwise indicated.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" has the meaning set forth in the section hereof entitled "The Arrangement - Details of the Arrangement - Non Solicitation and Right to Match";

"affiliate" or "associate" when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

"Agent" means Acumen Capital Finance Partners Limited;

"Agent's Option" means the Agent's option to purchase 600,000 units, each unit being comprised of one Common Share and one Common Share purchase warrant at an exercise price of $0.43 per unit, which option was issued on October 20, 2003 and expires on October 20, 2004;

"AltaRex Meeting Business" means AltaRex special meeting business to be conducted at the Meeting, including fixing the size of the Board of Directors, electing directors, approving the New Twin Butte Option Plan, and approving the future acquisition of oil and natural gas properties and the issuance of up to 90,000,000 Common Shares in connection therewith;

"AltaRex Subsidiaries" means collectively, AltaRex US, Corp. and AltaRex International GmbH;

"Arrangement" means the proposed arrangement, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated as of December 23, 2003 among the Corporation, Medical and Bancorp pursuant to which such parties have proposed to implement the Arrangement, a copy of which is attached as Appendix B to this Information Circular, including any amendment thereto;

"Arrangement Resolution" means the special resolution of the Securityholders approving the Arrangement in the form attached as Appendix A to this Information Circular to be considered and voted upon at the Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted so as to give effect to the Arrangement;

"Articles of Incorporation" means the Articles of Amalgamation of AltaRex dated May 31, 1997, and all amendments thereto and restatements thereof,

"Asset Purchase Agreement" means the asset purchase agreement as contemplated by the Arrangement to be entered into between AltaRex and Medical relating to, among other things, the sale of the Assets by AltaRex to Medical, such sale to be effective as at the Asset Purchase Effective Time;

"Asset Purchase Effective Time" means 12:01 a.m. (Mountain Standard Time) on December 31, 2003;

"Assets" means all of the property and assets beneficially owned by AltaRex as at the Asset Purchase Effective Time whether real or personal, tangible or intangible of every kind and description and wheresoever situated relating

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to its existing business, and including all of its interest in the AltaRex Subsidiaries, but does not include any of the Excluded Assets;

"Bancorp" means Nova Bancorp Investments Ltd., a company existing under the laws of British Columbia;

"Board of Directors" or "Board" means the board of directors of the Corporation;

"business day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Edmonton, in the Province of Alberta, in the place for the transaction of banking business;

"Common Shares" means the common shares in the capital of the Corporation prior to the completion of the Arrangement;

"Corporation" or "AltaRex" means AltaRex Corp., a corporation existing under the ABCA prior to completion of the Arrangement, and Twin Butte following completion of the Arrangement, as applicable;

"Court" means the Court of Queen's Bench of Alberta;

"Depositary" means Computershare Trust Company of Canada, or such other trust company as may be designated by AltaRex;

"Dissenting Shareholders" means registered holders of Common Shares whose common shares of Medical and/or Twin Butte are subject to cancellation and repurchase pursuant to the Arrangement, who validly exercise their dissent rights and do not, prior to the Effective Date, withdraw or otherwise relinquish the rights of dissent provided to them;

"Dissenting Shares" means all common shares of Medical and/or Twin Butte, as the case may be, which are deemed to have been cancelled and repurchased on the Effective Date in accordance with the provisions of the Plan of Arrangement;

"Effective Date" means the date shown on the registration statement issued by the Registrar under the ABCA giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Mountain Standard Time) on the Effective Date;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of which programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Eligible Recipient" means a Person who was, at the relevant time, a director, officer, employee or consultant of the Corporation and who was, as a result, eligible to be granted Options;

"Excluded Assets" means any and all of the federal and provincial tax credits for business income losses for the purposes of the Tax Act accruing to the benefit of AltaRex;

"Fairness Opinion" means the opinion of McNally dated December 23, 2003 that the Arrangement is fair from a financial point of view to the Shareholders;

"Final Order" means the final order of the Court approving the Arrangement pursuant to the provisions of paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

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"Fully Vested" means, in respect of an Optionholder who was, as of January 2, 2004:

  an Eligible Recipient, that all of the Medical Options received on the Arrangement by such holder shall be fully vested; or

  not an Eligible Recipient, that the Medical Options received on the Arrangement by such holder shall have vesting provisions that are substantially identical to the vesting provisions applicable to the Options being exchanged by the holder on the Arrangement. Notwithstanding the previous sentence, in the event the terms of the Options exchanged by such holder on the Arrangement provide for a period of time (the "Grace Period") after the holder ceased to be eligible to receive Options under the Option Plan (by reason of ceasing to be an Eligible Recipient or otherwise) during which vested Options could be exercised, such holder shall be entitled to exercise any Medical Options received on the Arrangement that vest, by their terms, within the Grace Period;

"Guidelines" means the set of guidelines for effective corporate governance recommended in the final report of the Toronto Stock Exchange Committee on Corporate Governance in Canada;

"Indemnity" means the indemnification given by Medical to the Corporation and its directors, officers and employees pursuant to the Asset Purchase Agreement for and against any and all liabilities, losses, costs, expenses, claims and damages (including legal costs) directly or indirectly related to the Assets and the business carried out by the Corporation prior to the Effective Date and by Medical after the Effective Date utilizing the Assets, regardless of the date of occurrence of any such liabilities, losses, costs, expenses, claims and damages.

"Information Circular" means this information circular dated January 2, 2004, together with all appendices hereto and including the summary hereof, distributed by AltaRex in connection with the Meeting;

"Insiders" if used in relation to a company, means:

  a director or senior officer of the company;

  a director or senior officer of a company that is an Insider or subsidiary of the company in question;

  a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company in question; or

  the company itself if it holds any of its own securities.

"Interim Order" means the interim order of the Court dated December 22, 2003 under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as Appendix C to this Information Circular, including any amendments or modifications thereto;

"Letter Agreement" means the letter agreement entered into on December 1, 2003 between AltaRex and Bancorp in respect of the Arrangement;

"Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares in order to receive, on completion of the Arrangement, Twin Butte Shares and Medical Common Shares for its Common Shares;

"Material Adverse Change" or "Material Adverse Effect" means any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, title to assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such party other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in

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a state of facts in the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general;

"McNally" means McNally Valuations Inc., the author of the Fairness Opinion;

"Meeting" means the special meeting of the Securityholders to be held on February 2, 2004, and any adjournment(s) thereof, to consider, and if deemed advisable, approve the Arrangement Resolution and to consider the AltaRex Meeting Business and the Medical Meeting Business;

"Medical" means AltaRex Medical Corp., a corporation incorporated under the ABCA on December 8, 2003 which, following completion of the Arrangement, shall carry on the business and operations of AltaRex substantially as they existed prior to completion of the Arrangement;

"Medical Options" means stock options to purchase Medical Shares;

"Medical Meeting Business" means Medical special meeting business to be conducted at the Meeting, including approving the Medical Stock Option Plan;

"Medical Shares" means common shares in the capital of Medical;

"Medical Stock Option Plan" means the stock option plan of Medical to be approved at the Meeting as the governing option plan of Medical, which is attached as Appendix M;

"New Common Shares" or "Twin Butte Shares" means the common shares designated as "new common shares" of the Corporation created and issued to Shareholders on the basis of one New Common Share and ten Medical Shares for each ten Common Shares held, pursuant to the Arrangement, and means the common shares in the capital of Twin Butte following completion of the Arrangement, as applicable;

"New Options" means, in the case of Options held by Optionholders who are existing and former directors, officers, employees and consultants of the Corporation, one Medical Option for each Option held by such Optionholder, and in the case of the Agent's Option means an option to purchase 600,000 units of Medical (each unit comprised of one Medical share and one Medical Share purchase warrant), all of which New Options are intended to be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada, provided that all such Medical Options shall (i) have an exercise price equal to the existing exercise price of the Options being replaced (ii) be Fully Vested, (iii) have a term equal to the term remaining on the Options being replaced, and (iv) otherwise have substantially identical terms and conditions as the Options being replaced;

"New Twin Butte Option Plan" means the new stock option plan of the Corporation, to be approved at the Meeting as the governing option plan of the Corporation in replacement of the Option Plan, which is attached as Appendix L hereto;

"New Warrants" means, in the case of the United Convertible Note (as defined herin), the replacement right to convert the United Convertible Note into Medical Shares, and in all other cases means for every one Warrant held, one warrant in Medical, in each case having substantially identical terms and conditions as the Warrants being replaced, including, without restriction, a term to expiry equal to the term remaining on the Warrants being replaced and having an exercise price equal to the existing exercise price of the Warrants being replaced;

"Non-Voting Common Shares" means the new class of non-voting common shares of AltaRex to be created as part of the Arrangement;

"Notes" means the 10% unsecured notes of AltaRex, convertible into 2,530 AltaRex Non-Voting Common Shares (based upon the issued capital of AltaRex on December 23, 2003, and to be adjusted if additional Common Shares are issued subsequently) for each $1,000 of principal, and having an aggregated principal value of $4,475,500, issued by AltaRex pursuant to the Private Placement, provided however, that if Bancorp subscribes for less than

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$1,674,500 of New Common Shares, the principal amount of Notes shall be increased by the difference between $1,674,500.00 and the actual subscription amount for the New Common Shares;

"Notice of Petition" means the notice of petition by the Corporation to the Court for the Final Order which accompanies this Information Circular;

"Notice of Meeting" means the notice of the Meeting which accompanies this Information Circular;

"Options" means collectively, the Agent's Option and the currently outstanding 8,138,368 stock options issued to existing and former directors, officers, employees and consultants of AltaRex and its subsidiaries pursuant to the Option Plan and any other options or rights, if any, to purchase or otherwise acquire Common Shares, other than Warrants;

"Optionholders" means the holders of Options;

"Option Plan" means the existing share option plan of AltaRex approved by the Shareholders on September 11, 2003;

"OvaRex" or "OvaRex®" or "OvaRex® MAb" means the proprietary murine monoclonal antibody cancer treatment developed and owned by AltaRex identified by the generic name ovegovomab;

"Person" means any individual, partnership, association, body corporate, trust, joint venture, unincorporated organization, union, trustee, heir, executor, administrator, legal representative, government, regulatory authority or other entity;

"Plan of Arrangement" means the plan of arrangement attached as Appendix D to this Information Circular, which is provided for by the Arrangement Agreement, and any amendment or variation thereto;

"Private Placement" means the subscription by Bancorp for the Notes and for such number of AltaRex New Common Shares so as to constitute 45% of the voting shares of Twin Butte following the completion of the Arrangement;

"Proposed Agreement" has the meaning set forth in the section hereof entitled "The Arrangement - Details of the Arrangement - Non Solicitation and Right to Match";

"Record Date" means the close of business on January 2, 2004;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Regulation S" means Regulation S under the 1933 Act;

"Shareholders" means the holders of Common Shares prior to completion of the Arrangement, and the holders of New Common Shares after completion of the Arrangement, as applicable;

"Securityholders" means the Shareholders, the Optionholders and the Warrantholders;

"Securities" means the Common Shares, the Warrants and the Options;

"Subsidiary" means, when used to indicate a relationship with another body corporate:

  a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or a subsidiary of a body corporate that is the other's subsidiary;

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and, with respect to AltaRex, includes the AltaRex Subsidiaries;

"Superior Proposal" has the meaning set forth in the section hereof entitled "The Arrangement - Details of the Arrangement - Non-Solicitation and Right to Match";

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, C.1, 5th Supplement, as amended, including the Tax Regulations;

"Tax Regulations" means the regulations enacted under the Tax Act;

"Transfer Agent" means Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, the registrar and transfer agent for the Common Shares;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"Twin Butte" means Twin Butte Energy Ltd., which the Corporation will be called after completion of the Arrangement and which will carry on the business of an oil and natural gas exploration, production and marketing company under a new board of directors, as well as a new management team to be named later;

"Twin Butte Options" means stock options to acquire New Common Shares to be issued to directors, officers, employees and consultants of the Corporation and its subsidiaries on or after the Effective Time, pursuant to the Twin Butte Option Plan;

"U.S. person" has the meaning ascribed to it in Rule 902(k) of the 1933 Act;

"United Convertible Note" means the U.S. $433,310 principal amount of 6% convertible fixed term note, convertible into Common Shares at a price of U.S. $0.50 per Common Share issued to United Therapeutics;

"United States" and "U.S." mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"United Therapeutics" means United Therapeutics Corporation;

"ViRexx" means ViRexx Medical Corp., previously known as ViRexx Research Inc.;

"Warrants" means the 6,994,000 currently outstanding warrants of AltaRex issued to certain holders entitling the holders thereof to purchase a like number of Common Shares at exercise prices of between $0.50 and $2.00, and U.S. $1.25 per Common Share and includes the conversion rights under the United Convertible Note;

"Warrantholders" means the holders of the Warrants; and

"1933 Act" means the United States Securities Act of 1933, as amended; and

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

EXCHANGE TABLE

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in

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effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

		Year ended December 31,
	2003	2002	2001	2000	1999
Rate at end of period	$0.7738	$0.6331	$0.62870	$0.66760	$0.68870
Average rate during period	$0.7231	$0.6368	$0.64612	$0.67398	$0.67355
High	$0.7738	$0.6598	$0.67140	$0.69880	$0.69220
Low	$0.6350	$0.6179	$0.62270	$0.63970	$0.64630

On December 31, 2003, the noon buying rate for Cdn. $1.00 was U.S. $0.7738.

FORWARD-LOOKING STATEMENTS

In this Information Circular, we make forward-looking statements. All statements, other than statements of historical fact, contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "believe," "expects," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: the anticipated benefits and enhanced Shareholder value resulting from the Arrangement; the timing and success of applications to obtain approvals required with respect to the Arrangement; sources of capital; and the nature of the Corporation's and Medical's business and operations following the Arrangement. We cannot assure you that the plans, intentions or expectations upon which these forward-looking statements are based will occur. The forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although we believe that the expectations represented in such forward-looking statements are reasonable, no assurance can be given that these expectations will prove to be correct. Some of the risks which could affect the Corporation's and Medical's future results and could cause these future results to differ materially from those expressed in the forward-looking statements include: the impact of general economic conditions in Canada and internationally; industry conditions, including fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the impact of competition; the uncertainty inherent in attracting capital; and difficulties associated with the nature of the Corporation's and Medical's businesses and operations following the Arrangement.

The information contained in this Information Circular, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect the operations, results and performance of the Corporation and Medical. We urge you to carefully consider those factors.

These forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and neither the Corporation nor Medical undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise. You should not place undue reliance on forward-looking statements.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers, employees or agents of the Corporation who will not be specifically remunerated therefore. Except as otherwise disclosed herein, all costs of the solicitation will be borne by the Corporation.

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The Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of the Securityholders to the Arrangement in accordance with Section 193 of the ABCA. In addition, AltaRex Meeting Business and Medical Meeting Business will be considered at the Meeting. See "The Arrangement", "AltaRex Meeting Business" and "Medical Meeting Business".

Appointment and Revocation of Proxies

The persons named in the enclosed forms of proxy are directors and/or officers of the Corporation. A Securityholder has the right to appoint a person (who need not be a Securityholder) other than the persons designated in the forms of proxy provided by the Corporation to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be forwarded in order to reach, or be deposited with, the President of the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting. The proxy shall be in writing and executed by the Securityholder or such Securityholder's attorney authorized in writing, or, if such Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, a Securityholder may revoke a proxy by instrument in writing executed by the Securityholder or such Securityholder's attorney authorized in writing, or, if the Securityholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting. The registered office of the Corporation is set forth elsewhere in this Information Circular. See "Information Respecting AltaRex Corp.".

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing or, if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Exercise of Discretion of Proxy

The Common Shares, Warrants and/or Options represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Common Shares, Warrants and/or Options will be voted IN FAVOUR of the Arrangement Resolution and the Common Shares will be voted in favour of each of the other matters to be considered at the Meeting. The enclosed form of proxy confers discretionary authority on the persons named in the form of proxy in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of other matters which may properly come before the Meeting. As of the date hereof, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

The Board of Directors has fixed the Record Date for the Meeting to be the close of business on January 2, 2004. Each Common Share entitles the holder thereof to one vote per Common Share on a ballot at the Meeting. Each Warrant and Option entitles the holder thereof to one vote per Common Share that such holder would be entitled to receive upon the valid exercise of such Warrant or Option on a ballot in respect of the Arrangement Resolution only. As at January 2, 2004, 51,896,936 Common Shares, 6,994,000 Warrants excluding the United Convertible Note,

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8,138,368 Options under the Option Plan, the United Convertible Note and the Agent's Option were issued and outstanding.

Computershare Trust Company of Canada will prepare, as at the Record Date, a list of Shareholders, Warrantholders and Optionholders entitled to receive the Notice of Meeting and showing the number of Common Shares, Warrants and Options held by each such holder, respectively. Each Shareholder named in the list of Securityholders will be entitled to notice of, to attend and to vote the Common Shares shown opposite such Shareholder's name at the Meeting on the basis of one vote for each Common Share held; provided that, to the extent that such Shareholder transfers the ownership of such Shareholder's Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Securityholders eligible to vote at the Meeting, such transferee will be entitled to vote such Common Shares at the Meeting. Each Optionholder and Warrantholder named in the list of Securityholders will be entitled to notice of, to attend and to vote the Options and Warrants shown opposite such Optionholder's and Warrantholder's name at the Meeting in respect of the Arrangement Resolution, on the basis of one vote per Common Share such holder would be entitled to receive upon the valid exercise of such Warrant or Option; provided that if such holder's Options or Warrants have been exercised, expired or have otherwise terminated before the Meeting, such holder may not attend or vote as an Optionholder or Warrantholder, as applicable, at the Meeting.

Pursuant to the by-laws of AltaRex and the Interim Order, business may be transacted at the Meeting if not less than two persons are present in person or by proxy and holding or representing not less than 25% of the aggregate number of the Common Shares, Warrants and Options entitled to be voted at the Meeting.

The Interim Order provides that, if no quorum is present within 30 minutes of the appointed time for the Meeting, the Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the Chairman of the Meeting, and that at such adjourned Meeting, those persons present in person or by proxy, entitled to vote at such Meeting, will constitute a quorum for such adjourned Meeting.

The Interim Order provides that the Arrangement Resolution is required to be approved by at least two-thirds (66 2/3%) of the aggregate votes cast by Securityholders, voting together as a single class, present in person or by proxy at the Meeting. The AltaRex Meeting Business and the Medical Meeting Business must be approved by a majority of the aggregate votes cast by Shareholders present in person or by proxy at the Meeting.

To the knowledge of the directors and officers of the Corporation, other than United Therapeutics (who beneficially owns approximately 17.6% of the outstanding Common Shares and holds the United Convertible Note which may be converted into a further 866,620 Common Shares), Dr. Antoine A. Noujaim (who beneficially owns 2,250,000 Options being approximately 27.6% of the outstanding Options under the Option Plan and 1,500,000 Common Shares), Robin Salmon (who beneficially owns 1,650,000 Options being approximately 20.3% of the outstanding Options under the Option Plan and 20,000 Common Shares) and Richard Bagley (who beneficially owns 1,542,562 Options being approximately 19% of the outstanding Options under the Option Plan and 285,603 Common Shares) no person beneficially owns or exercises control or direction over more than 10% of the outstanding Common Shares or more than 10% of the outstanding Warrants or Options.

Voting - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many Securityholders who do not hold their Securities in their own name. Only proxies deposited by Securityholders whose names appear on the records of the Corporation as the registered holders of Securities can be recognized and acted upon at the Meeting. If Securities are listed in your account statement provided by your broker, then, in almost all cases, those Securities will NOT be registered in your name on the records of the Corporation. Such Securities will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Securities held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Securities.

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Therefore, beneficial Securityholders should ensure that instructions respecting the voting of their Securities are communicated to the appropriate person.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Securities are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation ("IICC"). IICC mails a scanable voting instruction form in lieu of the form of proxy provided by the Corporation. The voting instruction form will name the same persons as the proxy to represent the Securityholder at the Meeting. A Securityholder has the right to appoint a person (who need not be a Securityholder of the Corporation) other than the persons designated in the voting instruction form, to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should insert the name of the desired representative in the blank space provided in the voting instruction form. You are asked to complete and return the voting instruction form to IICC by mail or facsimile. Alternately, you can call IICC's toll-free telephone number to vote your Securities. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Securities to be represented at the Meeting. If you receive a voting instruction form from IICC, it cannot be used as a proxy to vote Securities directly at the Meeting as the proxy must be returned to IICC well in advance of the Meeting in order to have the Securities voted or to appoint an alternative representative to attend at the Meeting in person to vote such Securities.

If you are a beneficial Securityholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Beneficial Shareholders who wish to dissent should also be aware that only the registered holders of Common Shares are entitled to dissent. See "Rights of Dissent".

THE ARRANGEMENT

Background to the Arrangement

To date, none of the AltaRex's products have been approved by regulatory agencies for sale and it has accumulated losses in the development of its products in excess of $100 million. It is anticipated that it will be a further three to four years before OvaRex® is approved for sale and AltaRex begins to realize royalty fees from product sales. On this basis, a significant portion of AltaRex's accumulated losses will not be available to offset against future revenue and will be of little value to AltaRex or the AltaRex Securityholders.

On May 15, 2003, Richard E. Bagley resigned as President and chief executive officer and director of AltaRex. AltaRex appointed Dr. Antoine A. Noujaim as president and chief executive officer and vice-chairman of the board of directors of AltaRex and Robin Salmon was appointed as its chief financial officer. In connection with the changes in management, AltaRex initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, AltaRex relocated its executive and administrative offices to Edmonton, Alberta, Canada reduced the number of full-time employees of AltaRex, and closed its Waltham, Massachusetts, U.S. office. It was immediately apparent to new management that AltaRex would need to raise additional funds by the end of August 2003 in order to continue operating.

Another aspect to AltaRex's restructuring program was to seek investors who would assist with the restructuring of AltaRex. StoneBridge Merchant Capital Corp. ("StoneBridge") assisted AltaRex by contacting a number of potential investors who would assist with the restructuring of AltaRex resulting in AltaRex receiving four proposals.

The services of StoneBridge were rendered pursuant to the terms of an advisory agreement between StoneBridge and AltaRex dated April 10, 2003 (the "Advisory Agreement"). The Advisory Agreement provides that under certain conditions StoneBridge is entitled to receive from AltaRex payment of "Success Fees" and the

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reimbursement of reasonable third party out-of-pocket expenses. The Success Fee payable to StoneBridge by AltaRex upon the completion of the transactions contemplated by the Arrangement will be approximately $720,000.

AltaRex also sought additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. In August of 2003 AltaRex received $250,000 (USD) from United Therapeutics in respect of extending the Exclusive License Agreement to include Germany. On October 21, 2003, AltaRex closed a private placement offering with Acumen Capital Finance Partners Limited ("Acumen") acting as its agent which resulted in the issuance of a total of 6,000,000 units for aggregate gross proceeds of $2.04 million. Each unit consisted of one AltaRex Common Share and one AltaRex Common Share purchase warrant. AltaRex also issued the Agent's Option to Acumen in connection with the private placement offering.

In October 2003, Stonebridge identified Bancorp as a prospective investor in an arrangement that would restructure AltaRex. Bancorp subsequently made an offer which was significantly more than offers previously received from three different parties.

Following a due diligence review and negotiations, on December 1, 2003 AltaRex and Bancorp entered into the Letter Agreement proposing a plan of arrangement involving AltaRex and Bancorp.

The Board of Directors engaged McNally Valuations Inc. ("McNally") to address the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. In connection with this mandate, McNally has prepared an opinion (the "Fairness Opinion") which states that, as of the date of the opinion, the consideration under the Arrangement is fair from a financial point of view to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "Appendix E - Fairness Opinion of McNally Valuations Inc.".

Benefits of the Arrangement

There are a number of benefits which are anticipated to result from the Arrangement and therefore enhance overall Securityholder value, including the following:

  Shareholders (other than those holding 150 Common Shares or less) will hold 100% of Medical, which will carry on substantially the same business that AltaRex carried on prior to the completion of the Arrangement, but with all existing current liabilities extinguished and new working capital of up to $5.045 million. In this fashion, Medical will be able to execute its business plan going forward, with the board of directors and management team of Medical being comprised of exactly the same individuals who are currently the directors and management team of the Corporation;

  Shareholders (other than those holding 1000 Common Shares or less) will hold approximately 55% of the voting shares of the Corporation following completion of the Arrangement and will have the opportunity to participate in a start-up oil and natural gas exploration, production and marketing enterprise, with a new board of directors in place to recruit a management team and to lead this new endeavour; and

  the Corporation and Medical will not be "registrants" with the SEC and each will realize approximate annual savings of $40,000 (Canadian funds) as a result of not having to make the regular SEC filings currently required of AltaRex.

Effect of the Arrangement Upon Securityholders

Upon completion of the Arrangement, Medical will be the owner of the Assets, together with the associated contractual obligations and liabilities, formerly owned by AltaRex, and will carry on the business substantially in the form previously carried on by AltaRex. Twin Butte Energy Ltd., as AltaRex shall be known following completion of the Arrangement, will have approximately $1,105,000 million in working capital and will focus on the development of an oil and gas exploration, production and marketing business. The Shareholders (other than those holding 150 Common Shares or less and any Dissenting Shareholders) will be the holders of all outstanding Medical

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Shares. The Shareholders (other than those holding 1000 Common Shares or less and any Dissenting Shareholders) will be the holders of approximately 5 million New Common Shares (being approximately 55% of all voting shares of Twin Butte then outstanding). Pursuant to the Arrangement, each holder of Common Shares whose shares are not subject to repurchase and cancellation will receive ten Medical Shares and one New Common Share for each ten Common Shares held. Holders of Options outstanding as at the effective date of the Arrangement will receive the New Options. Holders of Warrants, with the exception of the United Convertible Note, outstanding as at the effective date of the Arrangement will receive the New Warrants.

Also pursuant to the Arrangement, the stated capital of the New Common Shares is being reduced by application of the Corporation's deficit, prior to the issuance of additional New Common Shares as part of the Private Placement. No amount will be paid by the Corporation to Shareholders pursuant to the reduction of stated capital contemplated by the Arrangement. After completion of the Arrangement, inclusive of the issuance of the New Common Shares pursuant to the Private Placement, the stated capital of the New Common Shares will be approximately $1.475 million. The reduction in the stated capital of the Corporation's New Common Shares will result in the elimination of the Corporation's deficit. See Appendix J "Unaudited Pro Forma Balance Sheet of AltaRex Corp.".

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix B and Appendix D to this Information Circular, respectively.

Arrangement Agreement

The Corporation, Bancorp and Medical have entered into the Arrangement Agreement which provides for implementation of the Plan of Arrangement pursuant to Section 193 of the ABCA. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Corporation, Medical and Bancorp and various conditions precedent, both mutual and with respect to each of the Corporation and Bancorp, to the implementation of the Arrangement. On the Effective Date, each of the events below will occur and will be deemed to occur in the following sequence without further act or formality:

The Arrangement Agreement provides for the implementation of the Plan of Arrangement which provides for the following transactions to occur on the Effective Date:

  the transfer of the Assets, together with all associated contractual obligations and liabilities to Medical, in consideration for 40,000,000 Medical Shares and the Indemnity to have been completed and to have been legally effective on December 31, 2003;

  Bancorp or an affiliate will loan $6.15 million to AltaRex in exchange for a promissory note;

  AltaRex will subscribe for 11,896,936 Medical Shares for $5.045 million in cash less any applicable holdback subject to any applicable adjustments;

  the Options and Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever, and new Medical Options and Medical Warrants will be issued in their place on identical terms;

  the Articles of AltaRex will be amended to create a new class of non-voting common shares in the capital of AltaRex (the "AltaRex Non-Voting Common Shares") and a new class of voting common shares in the capital of AltaRex (the "AltaRex New Common Shares");

  the Articles of AltaRex will also be amended to change its name from "AltaRex Corp." to "Twin Butte Energy Ltd.";

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  subject to the following, AltaRex will acquire all outstanding AltaRex Common Shares from the holders thereof and shall deliver in exchange for each ten AltaRex Common Shares held one AltaRex New Common Share and ten Medical Common Shares, in each case free of any claims. The AltaRex Common Shares acquired by AltaRex will be cancelled and returned to the status of authorized but unissued shares;

  each AltaRex Shareholder who holds 1000 AltaRex Common Shares or less shall surrender and be deemed to surrender to AltaRex all of the AltaRex Shares held by such AltaRex Shareholder and shall receive therefore, instead of the AltaRex New Common Shares to which such shareholder would otherwise be entitled, an amount in cash equal to $0.05 per share, and upon such surrender of AltaRex Common Shares each such holder of AltaRex Common Shares shall cease to be such a holder and shall have his name removed from the register of holders of AltaRex Common Shares and the AltaRex Common Shares so surrendered shall be cancelled;

  each AltaRex Shareholder who holds 150 Common Shares, will surrender and be deemed to surrender to AltaRex, all of the Common Shares held by such Shareholder and will be entitled to receive a cash payment equal to the lesser of (i) the amount determined by multiplying $0.60 by the number of Common Shares held by such Shareholder and (ii) the amount determined by subtracting $0.05 from the weighted average trading price of the AltaRex Common Shares during the ten trading days immediately preceding the Effective Date and then multiplying such sum by the number of Common Shares held by such Shareholder;

  the stated capital of the AltaRex New Common Shares issued pursuant to the exchange set forth in paragraph (g) above shall be reduced to the amount of $1.00;

  the Articles will be amended by deleting the AltaRex Common Shares and the rights privileges, restrictions and conditions attaching thereto and by re-designating the AltaRex New Common Shares as the "common shares" of Twin Butte;

  the New Twin Butte Option Plan shall become effective to govern options granted by Twin Butte Energy Ltd. after the Effective Time;

  the Medical Stock Option Plan shall become effective to govern options granted by Medical after the Effective Time;

  immediately following the completion of the Arrangement, the Private Placement will be completed such that $6,150,000 million will be invested directly in AltaRex by Bancorp in consideration for the issuance of the Notes and of such number of AltaRex New Common Shares so as to constitute 45% of the voting shares of Twin Butte following the completion of the Arrangement and the Notes; and

  in connection with the Arrangement, Medical will seek "reporting issuer" status in each jurisdiction in which AltaRex is currently a reporting issuer, and will cause the Medical Shares to be listed on the TSX. AltaRex will make an application to list the AltaRex New Common Shares on the TSXV or the NEX board thereof.

Only those shares of Medical or Twin Butte held by Shareholders which will be cancelled and repurchased pursuant to (h) and (i) above who exercise their rights of dissent will, if the Shareholders are ultimately entitled to be paid the fair value thereof, be deemed to be cancelled in exchange for such fair value or, if such Shareholders ultimately are not so entitled to be paid the fair value thereof, Shareholders shall be deemed to have participated in the Arrangement and receive the New Common Shares and Medical Shares on the same basis as all other Shareholders and their Common Shares shall be deemed to cancelled. See "Rights of Dissent".

For Information Respecting AltaRex Medical Corp., see "Information Respecting AltaRex Medical Corp.", and for information respecting Twin Butte, see "Information Respecting Twin Butte".

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Conditions to the Arrangement

The respective obligations of the Corporation, Medical and Bancorp to complete the Arrangement are subject to a number of conditions which must be satisfied or waived at or before the Effective Time. These conditions are set forth in the Arrangement Agreement which is attached to this Circular as Appendix B. Reference is made to pages B-24 to B-30 for a list of mutual closing conditions and conditions for the benefit of AltaRex and Bancorp.

There is no assurance that the conditions will be satisfied or waived on a timely basis.

If the Arrangement is approved by the Securityholders, the Final Order is obtained from the Court and all of the conditions set forth in the Arrangement Agreement are satisfied or waived, the Corporation intends to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Registrar, together with such other materials as may be required by the Registrar.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Date. See Appendix A for the text of the Arrangement Resolution.

Termination of the Arrangement Agreement

Notwithstanding any other rights contained in the Arrangement Agreement, either Bancorp, Medical or AltaRex may terminate the Arrangement Agreement upon notice in writing to the other party, if:

  the Interim Order has been refused or has been granted in form and substance not satisfactory to Bancorp, Medical or AltaRex, acting reasonably or has been set aside or modified in a manner unacceptable to Bancorp, Medical or AltaRex, acting reasonably, on appeal or otherwise;

  the Arrangement is not approved by the Securityholders in accordance with the Interim Order and all applicable corporate and regulatory requirements on or before February 2, 2004;

  the Final Order has not been granted in form and substance satisfactory to each of Bancorp, Medical or AltaRex, acting reasonably, on or before February 3, 2004;

  the Articles of Arrangement together with the Final Order, filed in accordance with the Arrangement and Section 193(10) of the ABCA, are not in form and substance satisfactory to each of Bancorp, Medical and AltaRex, acting reasonably;

  the Arrangement does not become effective on or before February 3, 2004;

  all requisite consents, orders, approvals and authorizations, including regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement have not been completed or obtained on terms and conditions satisfactory to each of AltaRex, Medical and Bancorp, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated under the Arrangement, have not expired or been terminated, or any objection or opposition has been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

  the TSX or, failing that, the TSXV has not accepted notice of the Arrangement and the transactions contemplated thereby or has not approved the issue of the Medical Shares and the listing of the Medical Shares;

  the conditions of closing, as set out in the Arrangement Agreement, have not been satisfied or waived by the applicable parties; and

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  prior to the filing of the Articles of Arrangement, Bancorp, Medical and AltaRex mutually agree to so terminate the Arrangement Agreement.

Non-Solicitation and Right to Match

The Arrangement Agreement provides that:

  AltaRex shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal.

  AltaRex shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of AltaRex or any of its subsidiaries or any agent, financial advisor, expert or other person acting on its behalf:

  to solicit, initiate or knowingly encourage (including, without limitation, by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving AltaRex or any of its subsidiaries; (B) an acquisition of 20% or more of the outstanding voting shares of AltaRex; (C) any acquisition of 20% or more of the assets of AltaRex; (D) an amalgamation, arrangement, merger, or consolidation of AltaRex; or (E) any acquisition by AltaRex of any of its subsidiaries of a material amount or proportion of the assets or securities of another Person in a single transaction (any such inquiry or proposal in respect of any of the foregoing being an "Acquisition Proposal");

  release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party or, release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal (as hereinafter defined);

provided, however, that notwithstanding any other provision of the Arrangement Agreement, AltaRex (and its directors and officers) may:

  engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by AltaRex or any of the officers, directors or employees of AltaRex or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (as defined in the Arrangement Agreement), may furnish such third party information concerning AltaRex and its business, properties and assets, in each case if, and only to the extent that:

  the third party has first made a written bona fide Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors of AltaRex subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of AltaRex or its representatives beyond 5:00 p.m. (Calgary time) on the second business day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the

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information provided); (iii) in respect of which the Board of Directors of AltaRex subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the Board of Directors of AltaRex determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction materially more favourable to its Shareholders than the Arrangement (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"); and

  prior to furnishing such information to or entering into discussions or negotiations with such person or entity, AltaRex provides prompt notice to Bancorp to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Bancorp, copies of all information provided to such party are provided to Bancorp concurrently with the provision of such information to such party. AltaRex shall immediately notify Bancorp orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including, without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to Bancorp, copies of all information provided to such party and all other information reasonably requested by Bancorp).

  AltaRex shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (i) it has provided Bancorp with a complete copy of the Acquisition Proposal document which has been determined to be a Superior Proposal; (ii) four (4) business days (the "Notice Period") shall have elapsed from the later of the date Bancorp received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal, and the date Bancorp received a copy of the Acquisition Proposal document; (iii) it has paid to Bancorp a non-completion fee provided under the Arrangement Agreement; and (iv) it concurrently terminates the Arrangement Agreement. During the Notice Period, AltaRex shall provide a reasonable opportunity to Bancorp to consider, discuss and offer such adjustments in the terms and conditions of the Arrangement Agreement as would enable AltaRex to proceed with its recommendation to the AltaRex Securityholders with respect to the Arrangement; provided however that any such adjustment shall be at the discretion of AltaRex and Bancorp at the time. The Board of Directors of AltaRex will review in good faith any offer made by Bancorp to amend the terms of the Arrangement Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of AltaRex determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Bancorp and will accept the offer by Bancorp to amend the terms of the Arrangement Agreement and AltaRex and Bancorp agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Board of Directors of AltaRex continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Bancorp, AltaRex may, subject to the terms of the Arrangement Agreement, including the payment of applicable non-completion fees, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal and shall require a four (4) business day Notice Period from the date such amendment is communicated to Bancorp (other than an amendment to improve upon a Superior Proposal in respect of which Bancorp has been provided with an opportunity to amend the terms of the Arrangement Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment).

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Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders in the manner set out in the Interim Order;

(b) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(c) the Arrangement must be approved by the Court pursuant to the Final Order; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the aggregate votes cast by Securityholders, voting together as a single class, in person or by proxy, at the Meeting, such that each Shareholder is entitled to one vote per Common Share held, and each Optionholder and Warrantholder is entitled to one vote per Common Share such holder would be entitled to receive upon the valid exercise of the Options and Warrants, respectively.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On December 22, 2003, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Information Circular.

The ABCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, the Corporation will make application to the Court for the Final Order at the Law Courts Building, Edmonton, Alberta on February 3, 2004 at 10:00 a.m. (Edmonton time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. Any Securityholder or other interested party desiring to support or oppose the Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon the Corporation on or before 12:00 p.m. (noon) on Tuesday, January 20, 2004, a Notice of Intention to Appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on the Corporation is required to be effected by service upon the solicitors for the Corporation, Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, Attention: Kevin Lynch, See "Notice of Petition".

The Corporation has been advised by its counsel, Parlee McLaws LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement, and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as

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the Court may determine appropriate. Depending upon the nature of any required amendments, the Corporation, Medical or Bancorp may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to any of the Corporation, Medical or Bancorp, acting reasonably.

The issue of the Medical Shares, the New Common Shares, the New Options and the New Warrants pursuant to the Arrangement will not be registered under the provisions of the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Medical Shares, the New Common Shares, the New Options and the New Warrants issued pursuant to the Arrangement will not require registration under the 1933 Act.

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. The Corporation will make application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to the Corporation, Medical or Bancorp. See "Regulatory Approvals".

FAIRNESS OPINION

McNally was retained by the Board of Directors to provide an opinion in respect of the fairness, from a financial point of view, of the Arrangement to the Shareholders. In consideration for its services in these respects, the Corporation agreed to pay to McNally certain fees and agreed to indemnify McNally in respect of certain liabilities. McNally has advised the Board of Directors that neither McNally, nor its principal, Bob McNally, or any of its employees or affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of the Corporation, Bancorp, Medical or any of their respective associates or affiliates. McNally has further advised that it has not been engaged to provide any other financial advisory services nor has it participated in any financing involving the Corporation, Bancorp, Medical or any of their respective associates or affiliates, within the past two years, other than the services provided in connection with the provision of the Fairness Opinion to the Board of Directors and as hereinafter described. There are no understandings, agreements or commitments between McNally and the Corporation, Bancorp, Medical or any of their respective associates or affiliates with respect to any future business dealings. The compensation of McNally in connection with the provision of the Fairness Opinion is not contingent, in whole or in part, on the conclusions reached in the Fairness Opinion or the successful consummation of the Arrangement.

In its Fairness Opinion, McNally concluded, on the basis of particular assumptions and considerations summarized therein, that, as of the date of the opinion, the consideration under the Arrangement is fair from a financial point of view to the Shareholders.

A copy of the Fairness Opinion is attached as Appendix E to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has approved the Arrangement, has determined that the Arrangement is in the best interests of the Corporation and is fair to the Securityholders and has authorized the submission of the Arrangement to the Securityholders for approval and to the Court for the Final Order. See "Background to the Arrangement".

In coming to its conclusions and recommendations, the Board considered, among other things, the following factors:

  the purpose and benefits of the Arrangement as outlined herein;

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  information concerning the financial condition, results of operations, the business plans and prospects of AltaRex, Medical and Twin Butte, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the two resulting companies;

  the advice of McNally that it would be in a position to provide the Fairness Opinion;

  that the Shareholders whose securities may be subject to cancellation and repurchase as part of the Arrangement will be permitted, subject to compliance with certain conditions, to exercise their rights of dissent in respect of such securities to be cancelled and repurchased pursuant to the Arrangement, in accordance with Section 191 of the ABCA, as modified by the Interim Order; and

  the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the Securityholders.

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

The provisions of the Arrangement are complex. The Board of Directors strongly urges Securityholders to consult with their own financial, tax and other advisors as to their individual circumstances, particularly in respect of the alternatives available to them relating to the exchange of their Common Shares, Options or Warrants as part of, or the exercise of any Options or Warrants prior to, the Arrangement.

TIMING

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is passed and the other necessary conditions are satisfied or waived by the appropriate parties, the Corporation will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on February 3, 2004 in form and substance satisfactory to the Corporation, Medical and Bancorp, and all other conditions to the Arrangement are satisfied or waived, the Corporation expects the Effective Date will be February 3, 2004. It is not possible, however, to specify when the Effective Date will occur. The Corporation or Bancorp may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. See "Details of the Arrangement - Termination of the Arrangement Agreement".

The Arrangement will become effective upon the filing with, and acceptance by, the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

It is the objective of the Corporation to have the Effective Date occur on February 3, 2004. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on February 3, 2004. As soon as the Effective Date is determined, the Corporation will issue a press release confirming the same.

EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by AltaRex relating to the Arrangement including, without limitation, listing fees associated with the New Common Shares of AltaRex to be issued as part of the Arrangement, proxy solicitation, accounting and legal fees, the cost of the Fairness Opinion, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting are estimated to be approximately $500,000. AltaRex and Medical shall be responsible for all such costs on a 50/50 basis up to a maximum of $500,000 in aggregate. To the extent such costs exceed $500,000, the excess shall be for the account of Medical. In addition to these above noted expenses, upon the closing of the transactions contemplated by the Arrangement, Medical will be solely responsible for paying the Success Fees of StoneBridge in the approximate amount of $720,000.

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LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving an arrangement proposed by such corporation. Application will be made pursuant to this section of the ABCA for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application. However, there have not been, to the knowledge of the Corporation, any recent significant decisions relating thereto.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a fair and adequate summary of the material Canadian federal income tax considerations of the Arrangement to Shareholders who are individuals or corporations who hold their Common Shares in the Corporation as capital property and who deal at arm's length with the Corporation, all within the meaning of the Tax Act. Common Shares of the Corporation will generally be considered to be capital property to a holder thereof provided that the holder does not hold any such Common Shares in the course of carrying on a business of buying and selling shares and has not acquired such Common Shares in a transaction considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold such Common Shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the Tax Act.

This summary is not applicable to: (i) a Shareholder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Shareholder, an interest in which would be a tax shelter investment as defined in the Tax Act; or (iii) a Shareholder that is a "specified financial institution" as defined in the Tax Act. Any such Shareholder should consult his own tax advisors with respect to the Plan of Arrangement. In addition, this summary does not take into account the tax consequences of the Arrangement to holders of Options to acquire Common Shares of the Corporation. Holders of Options should consult their own tax advisors.

The Corporation expects that the "paid-up capital" of the Common Shares for the purposes of the Tax Act will be substantially in excess of the aggregate of any cash and the fair market value of the Medical Shares distributed on the exchange. It has therefore been assumed for the purposes of this summary that the aggregate of any cash and the fair market value of the Medical Shares to be distributed to Shareholders will not exceed the paid-up capital of the Common Shares of the Corporation.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments"), and the Corporation's understanding of the published administrative and assessing practices of Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposed Amendments, does not otherwise take into account or anticipate any change in law, whether by judicial, governmental or legislative action, nor does it take into account provincial or territorial laws of Canada or the tax laws or any foreign country, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Securityholder. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances.

Shareholders Resident in Canada

This following portion of the summary is applicable only to persons who are, or are deemed to be, residents of Canada for the purposes of the Tax Act and any relevant bilateral tax treaty.

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Exchange of Common Shares for New Common Shares and Medical Shares

The Arrangement has been structured so that each Shareholder who holds more than 1000 Common Shares will receive, for each ten (10) Common Shares held, one (1) New Common Share of Twin Butte and ten (10) Medical Shares.

Any such Shareholder will be deemed to have acquired the Medical Shares at a cost equal to the fair market value thereof at that time and to have acquired the New Common Shares of the Corporation at a cost equal to the amount, if any, by which the Shareholder's adjusted cost base of the Shareholder's Common Shares exceeds the cost to the Shareholder of the Medical Shares acquired on the exchange. The Shareholder will also be deemed to have disposed of the Shareholder's Common Shares for aggregate proceeds of disposition equal to the aggregate cost to the holder of the Medical Shares and the new Common Shares of the Corporation received on the exchange.

The Shareholder will realize a capital gain on the exchange equal to the amount, if any, by which the fair market value of the Medical Shares received on the exchange exceeds the aggregate of the Shareholder's adjusted cost base of the Common Shares of the Corporation exchanged pursuant to the Arrangement and reasonable costs associated with the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income. A Shareholder will not realize a capital loss on the exchange of Common Shares for New Common Shares and Medical Shares pursuant to the Arrangement.

Notwithstanding the foregoing, 80% of any capital gain (as opposed to one-half) will be included in computing an individual Shareholder's "adjusted taxable income" for purposes of determining liability, if any, for alternative minimum tax. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6-2/3% refundable tax on certain investment income, including taxable capital gains. In the case of a Shareholder that is a corportion, or a partnership or trust of which a corportion is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act.

Exchange of Common Shares for Cash and Medical Shares or Cash Alone

The Arrangement has been structured so that each Shareholder who holds 1000 or less Common Shares (but more than 150 Common Shares) will surrender such Common Shares to AltaRex and receive cash in the amount of $0.05 per Common Share and (10) Medical Shares for each ten (10) Common Shares held. Alternatevly, in the event that a Shareholder holds 150 or less Common Shares, the Shareholder will only receive cash on the exchange.

Such Shareholders will be deemed to have realized a dividend from AltaRex equal to the amount that the aggregate of the cash payment and the fair market value at that time of the Medical Shares, if any, received by the Shareholder on the exchange exceeds the paid-up capital of the Common Shares surrendered. The amount of any such dividend will be required to be included in the income of a Shareholder who is resident in Canada for the purposes of the Tax Act as a taxable dividend received from a taxable Canadian corporation and will be subject to the normal gross up and dividend tax credit rules. As it is anticipated that the paid-up capital of the Common Shares surrendered will be higher than the aggregate amount of any cash payment and the fair market value of any Medical Shares to be received, no deemed dividend is likely to arise.

Shareholders who receive a cash payment and Medical Shares, if any, on the surrender of their Common Shares will also realize a capital gain (or a capital loss) to the extent tht the proceeds of disposition (as reduced by the amount of any deemed dividend) exceed (or are exceeded by) the aggregate of the holder's adjusted cost base of the Shareholders' Common Shares and reasonable costs associated with the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income while one-half of any capital loss (an "allowable capital loss') will generally be available to offset any taxable capital gains realized in the taxation year the capital loss is incurred, in any of the three preceding years or any future taxation year, subject to detailed provisions of the Tax Act.

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Notwithstanding the foregoing, 80% of any capital gain (as opposed to one-half) will be included in computing an individual Shareholder's "adjusted taxable income" for purposes of determining liability, if any, for alternative minimum tax. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6-2/3% refundable tax on certain investment income, including taxable capital gains. In the case of a Shareholder that is a corportion, or a partnership or trust of which a corportion is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is applicable only to Shareholders who are not, and will not be, resident nor deemed to be resident in Canada for the purposes of the Tax Act or any relevant bilateral tax treaty at any time while they hold Common Shares of the Corporation and who do not use or hold and are not deemed to use or hold their Common Shares in connection with carrying on a business in Canada ("Nonresident Shareholders"). Special rules apply to nonresident insurers that carry on an insurance business in Canada and elsewhere. This summary does not take these rules into account and such Shareholders should consult their own tax advisors.

In general, a Nonresident Shareholder will not be subject to taxation in Canada under the Tax Act in respect of any capital gain that is realized on the disposition of Common Shares of the Corporation pursuant to the Arrangement unless the Nonresident Shareholder's Common Shares are "taxable Canadian property" and the Nonresident Shareholder is not afforded any relief under an applicable tax treaty. Generally, a Common Share will be taxable Canadian property of a Nonresident Shareholder if it was acquired in exchange for other taxable Canadian property or if, at any time during the five-year period immediately preceding the disposition of the Common Share, 25% or more of the issued shares of any class or series of the Corporation, or any interest therein, belonged to the Nonresident Shareholder, to persons with whom the Nonresident Shareholder did not deal at arm's length, or any combination thereof.

A Nonresident Shareholder who is deemed to realize a dividend on the exchange of Common Shares for cash alone or cash and Medical Shares as described above in the context of Shareholders who are resident in Canada under the heading "Exchange of Common Shares for Cash and Medical Shares or Cash Alone" will be subject to Canadian withholding tax on the amount of any deemed dividend realized on the disposition of their Common Shares. The amount of this withholding tax will be 25% of the gross amount of the deemed dividend, unless reduced under the provisions of an applicable tax treaty or convention.

Warrantholders

Pursuant to the Plan of Arrangement a Warrantholder, except in respect of the United Convertible Note, will be entitled to receive a New Warrant and will be considered to have disposed of the holder's Warrants for proceeds of disposition equal to fair market value of the New Warrant. Such a holder will generally realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such holder's adjusted cost base of Warrants and any reasonable costs of disposition. Such holder will have a cost in respect of the New Warrant equal to the fair market value of the New Warrant and will be required to allocate such cost to the underlying warrants on a reasonable basis. One-half of any capital gain realized by a Warrantholder on the disposition of Warrants will be included in the Warrantholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized by a Warrantholder on the disposition of Warrants is deducted from taxable capital gains realized in that taxation year and any undeducted balance may be deducted against taxable capital gains of the three preceding taxation years or any subsequent year to the extent and under circumstances described in the Tax Act.

Dissenting Shareholders

A Dissenting Shareholder will be entitled to be paid by the Corporation an amount equal to the fair value of those shares which the Shareholder would have otherwise received pursuant to the Arrangement as of the appropriate date. See "Rights of Dissent". Assuming that the amount so paid is less than the paid up capital of such shares then such a Shareholder will be considered to have disposed of the holder's shares for proceeds of disposition equal to the

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amount paid by the Corporation and such holder and will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the amount so received exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of such Common Shares and any reasonable costs of disposition. Any interest awarded by a Court will generally be considered interest income for purposes of the Tax Act.

One-half of any capital gain realized by a Dissenting Shareholder will be included in the Shareholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of Common Shares may be deducted against any taxable gains realized by the Shareholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act.

PROCEDURE FOR EXCHANGE OF SECURITIES

Shareholders

Shareholders must complete and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Common Shares and any other documents required by the Letter of Transmittal, to the Depositary at one of the offices specified in the Letter of Transmittal in order to receive New Common Shares and Medical Shares for their Common Shares under the Arrangement.

General

On the Effective Date, Shareholders will become registered holders of Medical Shares (except those holding 150 Common Shares or less) and New Common Shares (except those holding 1000 Common Shares or less), without regard to the date or dates on which the certificates formerly representing Common Shares are physically surrendered. Certificates representing Common Shares will be deemed to represent only the right to receive cash or certificates representing the Medical Shares or New Common Shares which the Shareholders are entitled to receive pursuant to the Arrangement.

In order to receive cash or certificates representing Medical Shares or New Common Shares, a Shareholder must deliver a Letter of Transmittal in the form accompanying this Information Circular duly completed and executed, together with all certificates representing such securityholder's Common Shares, to the Depositary at the address set forth in the Letter of Transmittal.

Shareholders holding Common Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Common Shares.

Certificates representing the Medical Shares and/or New Common Shares and/or cash issuable to a Shareholder will be forwarded to such holder at the address specified in the Letter of Transmittal by first class mail (postage prepaid) as soon as practicable following the later of (i) the Effective Date, and (ii) the date of deposit with the Depositary of a completed Letter of Transmittal and the certificates representing such holder's securities. Any use of the postal service to transmit share certificates and Letters of Transmittal is at the risk of the Shareholder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used and an acknowledgment of receipt requested. If the Arrangement is not proceeded with, all certificates presenting Common Shares received by the Depositary will be returned to Shareholders.

If a Shareholder fails to deliver and surrender to the Depositary all certificates representing such Shareholders' Common Shares, together with a duly completed and executed Letter of Transmittal, the certificates representing the Medical Shares and/or New Common Shares and/or cash to which the Shareholder will be entitled shall be held by the Depositary until the certificates and Letter of Transmittal have been received by the Depositary for a maximum of six years. At the expiry of the six year period, all remaining Medical Shares and/or New Common Shares and/or

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cash will be returned to AltaRex or any successor thereof and former holders of Common Shares shall cease to have any rights to such Medical Shares and/or New Common Shares and/or cash.

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such nominee to deposit their Common Shares.

Shareholders whose Common Shares are registered in the name of more than one broker, dealer, bank, trust company or other nominee should ensure that all of their Common Share holdings are consolidated and are registered in their own name or into the name of a single nominee to avoid the risk of some or all of their Common Shares being repurchased and cancelled.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each Shareholder's risk. AltaRex recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained, or that registered mail be used.

No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered Shareholder of the Common Shares deposited therewith, unless that Shareholder has indicated that the New Common Shares and the Medical Shares to be received in exchange for such Common Shares are to be issued in the name of a person other than the registered Shareholder or if the New Common Shares and the Medical Shares are to be sent to an address other than the address of the registered Shareholder as shown on the register of AltaRex.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

Lost or Destroyed Certificates

In the event any certificate representing a Common Share has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Shareholder, claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate AltaRex certificate therefore; provided that AltaRex may, in its sole discretion and as a condition precedent to the deliver of such AltaRex certificate, require the owner of such lost, stolen or destroyed AltaRex certificate to deliver a bond satisfactory to AltaRex in such sum as AltaRex may direct or otherwise indemnify AltaRex in a manner satisfactory to AltaRex against any claim that may be made against AltaRex or the Depositary with respect to the lost, stolen or destroyed certificate.

Options and Warrants

AltaRex shall, as soon as practicable following the Effective Time, forward or cause to be forwarded by first class mail (postage prepaid), to each Securityholder entitled to receive New Options or New Warrants pursuant to the Arrangement, at the address for such holder on the records of AltaRex, certificates respecting the number of New Options or New Warrants, as applicable, issuable to such holder pursuant to the Arrangement.

Fractional Securities

No fractional New Common Shares will be issued pursuant to the Arrangement. In the event the Arrangement results in a registered Shareholder becoming entitled to a fractional New Common Share, in lieu of any fractional New Common Share, such registered Shareholder will receive the next lowest number of New Common Shares.

RIGHTS OF DISSENT

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Twin Butte Shares or Medical Shares which are being cancelled and repurchased pursuant to the Arrangement and is qualified in its entirety by the reference to the full text of the Interim Order and Section 191 of the ABCA which are attached to this Information Circular as Appendices C and F, respectively. A Dissenting Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to comply strictly

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with the provisions of that Section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder is entitled to dissent and to be paid by Medical or Twin Butte, as the case may be, the fair value of the Medical Shares or Twin Butte Shares to be cancelled and repurchased, determined as of the close of business on the last business day before the day on which the resolution from which such holder dissents was adopted. A registered Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Only registered holders of Common Shares may dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered holder of such Common Shares. A registered holder, such as a broker, who holds Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common Shares covered by it.

A Dissenting Shareholder must send to the Corporation, a written objection to the Arrangement Resolution, which written objection must be received by the Corporation, c/o Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, Attention: Kevin Lynch, by 5:00 p.m. (Edmonton time) on the business day before the Meeting. A Shareholder wishing to exercise the right of dissent with respect to such holder's Common Shares shall not vote the holders' Common Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention does not constitute a written objection. If the Arrangement Resolution is adopted, an application may be made to the Court by Medical or Twin Butte (as applicable) or by a Dissenting Shareholder, where the Dissenting Shareholder has sent the required written objection, to fix the fair value of the Medical Shares or Twin Butte Shares to be cancelled and repurchased. If such an application to the Court is made by Medical, Twin Butte or a Dissenting Shareholder, Medical or Twin Butte must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the board of such corporation to be the fair value of the Medical Shares or Twin Butte Shares cancelled and repurchased, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or within 10 days after the corporation is served with notice of the application, if a Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder, as applicable, and will be accompanied by a statement showing how the fair value was determined. If such offer is not made or is not accepted, the Court shall fix the fair value of the Twin Butte Shares or Medical Shares, as applicable. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Court for the shares in respect of which the Dissenting Shareholder dissented.

A Dissenting Shareholder may make an agreement with the corporation for the purchase of such holder's shares in the amount of the offer made by the corporation (or otherwise) at any time before the Court pronounces an order fixing the fair value of the shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders, and fixing the time within which the Corporation must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation to the Dissenting Shareholder, or upon the

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pronouncement of a Court order, whichever first occurs, the Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Securities, in the amount agreed to between the Corporation and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw the Shareholder's dissent, or the Corporation may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

The Corporation shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that the Corporation is or would be, after the payment, unable to pay its liabilities as they become due, or that the realizable value of the assets of the Corporation would thereby be less than the aggregate of its liabilities. In such event, the Corporation shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their securities, in which case the Dissenting Shareholder may, by written notice to the Corporation within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the Corporation shall, subject to the terms of the Arrangement, be deemed to consent to the withdrawal and such Shareholder shall be reinstated with full rights as a Shareholder, failing which such Dissenting Shareholder retains a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its Shareholders.

All Common Shares held by Shareholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to have transferred such Common Shares to AltaRex for cancellation at the Effective Time immediately prior to the implementation of the Plan of Arrangement and such Common Shares shall be deemed to no longer be issued and outstanding as of the Effective Time, in exchange for such fair value or will, if such Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to have participated in the Arrangement and received the New Common Shares and Medical Shares on the same basis as all other Shareholders.

The Arrangement Agreement provides that it is a condition to the obligation of Bancorp to complete the Arrangement that holders of not more than 2% of the outstanding Common Shares, calculated immediately prior to the Effective Date, shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date. See "The Arrangement - Details of the Arrangement - Arrangement Agreement".

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

As at the date hereof, the directors and executive officers of the Corporation, as a group, own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 1,595,000 Common Shares or 3.1% of the issued and outstanding Common Shares. As at the date hereof, the directors and executive officers of the Corporation own beneficially or exercise control or direction over (directly or indirectly) 4,970,000 Options or 61.1% of the issued and outstanding Options under the Option Plan. If all of such noted Options were exercised, assuming no other changes respecting the Corporation, the directors and executive officers of the Corporation, as a group, would own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 6,565,000 Common Shares or 11.2% of the issued and outstanding Common Shares on a fully diluted basis.

Certain directors of the Corporation, nominees for directors of the Corporation or directors of Medical, and directors and officers of the Corporation who hold Common Shares, Warrants and Options will be entitled to participate, in that capacity, in the Arrangement, as described elsewhere herein. See "AltaRex Meeting Business - Election of Directors".

To the knowledge of the management of the Corporation, there is no material interest of any director or senior officer of the Corporation, or nominee for director of the Corporation, or anyone who has held office as such since the beginning of the Corporation's last completed financial year or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the foregoing and as described elsewhere in this Information Circular or the Appendices hereto.

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STOCK EXCHANGE LISTINGS

The Common Shares are listed and posted for trading on the TSX under the symbol "AXO". On December 2, 2003, the last trading day prior to the date of announcement of the Arrangement , the closing price of the Common Shares on the TSX was $0.40 per Common Share and on December 31, 2003 was $0.52 per Common Share. Shortly after the Effective Date of the Arrangement, AltaRex's Common Shares will be voluntarily delisted from the TSX and in conjunction with the de-listing from the TSX, AltaRex intends to make application to list the New Common Shares on the TSXV or the NEX board of the TSXV. The Non-Voting Common Shares will not be listed on any stock exchange. The listing of the New Common Shares on the TSXV will be subject to AltaRex meeting the TSXV's minimum listing requirements. If AltaRex is not able to meet the minimum listing requirements of the TSXV then AltaRex will seek to list the New Common Shares on another North American stock exchange. There can be no assurance that the New Common Shares will be listed on the TSXV or any other stock exchange.

Medical has made an application to list the Medical Shares on the TSX. The TSX has conditionally approved the listing of Medical Shares on the TSX subject to certain conditions as set forth under "Regulatory Approvals - TSX Approval". If Medical is not able to meet the continued listing requirements of the TSX then Medical will seek to list the Medical Shares on another North American stock exchange. There can be no assurance that the Medical Shares will be listed on the TSX or any other stock exchange. If the Medical Shares are listed on the TSX, Medical will not list on any other stock exchange including any United States based stock exchange.

REGULATORY APPROVALS

General

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. The Corporation will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to the Corporation, Medical or Bancorp.

Quebec Securities Commission

Notice of the proposed Arrangement has been or will be submitted on behalf of the Corporation to the Quebec Securities Commission. Completion of the Arrangement is subject to the approval of the Quebec Securities Commission.

TSX Approval

The TSX has provided its initial response to AltaRex's request to have the TSX approve the Arrangement. The TSX has conditionally approved the Arrangement and the listing of the Medical Shares on the TSX, which approval is subject to certain conditions, including the following:

  the Shareholders of AltaRex approving the Arrangement at the Meeting;

  AltaRex, Bancorp and Medical closing the Arrangement, including Medical's receipt of the $5.045 million in cash, in the manner described herein;

  Twin Butte shall concurrently with the closing of the Arrangement delist from the TSX and seek a listing on TSXV or the NEX board of the TSXV;

  the filing of all normal course documents and the paying of any fees required pursuant to the policies of the TSX in order for Medical's Shares to be listed on the TSX; and

  Medical shall meet the TSX's continued listing requirements.

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Medical expects that it shall be able to satisfy all of the conditions of the TSX relating to the listing of the Medical Shares upon completion of the Arrangement.

RESALE OF NEW COMMON SHARES, MEDICAL SHARES, NEW WARRANTS AND NEW OPTIONS

It is anticipated that the New Common Shares, the Medical Shares, the New Warrants and the New Options to be issued to Securityholders, as applicable, pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the New Common Shares and Medical Shares (including the Medical Shares issuable upon the exercise of New Options and New Warrants) will generally be "freely tradable" under applicable securities laws of the provinces of Canada. This statement is subject to the following: (i) a four month hold period will apply to the Medical Shares, New Warrants and New Options issued to the Agent in exchange for the Common Shares, Warrants and Agent's Option which were acquired by Securityholders pursuant to the private placement involving Acumen which closed on October 20, 2003, such four month hold period to expire on February 21, 2004 and (ii) any "control block" restrictions which may arise by virtue of the ownership of the New Common Shares or Medical Shares. There can be no assurance that the necessary discretionary exemptions will be obtained.

New Common Shares, Medical Shares, New Warrants and New Options to be issued to Securityholders pursuant to the Arrangement will not be registered under the 1933 Act, and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, with respect to the New Common Shares, the Medical Shares, the New Warrants and the New Options to be issued to Securityholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the effect of the Final Order. New Common Shares and Medical Shares issued pursuant to the Arrangement to a holder of Common Shares who is not an "affiliate" of the Corporation or Medical before the Arrangement and who will not be an "affiliate" of the Corporation at the time of any resale of the New Common Shares, or of Medical at the time of any resale of such Medical Shares, for purposes of United States federal securities laws may be resold without restriction under the 1933 Act. Any resale of such New Common Shares and Medical Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer or sale of such Medical Shares or New Common Shares by such person. For the purposes of the 1933 Act, an "affiliate" of the Corporation or Medical is a person which directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Corporation or Medical, as the case may be.

The New Options shall all be non-transferrable.

Securityholders resident in the United States and other Securityholders residing elsewhere than in Canada exchanging their Securities for New Common Shares, Medical Shares, New Warrants or New Options are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon at the closing of the Arrangement by Parlee McLaws LLP, on behalf of the Corporation and Medical, and by Bennett Jones LLP, on behalf of Bancorp and on behalf of the Corporation, in respect of certain tax matters. As at December 31, 2003, the partners and associates of Parlee McLaws LLP and Bennett Jones LLP beneficially owned, directly or indirectly, less than 1 % of each of the outstanding Common Shares, Warrants and Options.

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ALTAREX MEETING BUSINESS

Matters to be Acted Upon at the Meeting

Election of Directors

At present, the articles of AltaRex provide that the Board shall consist of a minimum of one and a maximum of 10 directors. It is proposed that five (5) persons be elected as directors at the Meeting, and, subject to the approval of Arrangement Resolution, it is proposed that the persons listed below be nominated for election at the Meeting. It is the intention of the management designees in the accompanying form of proxy, if named as proxy, to vote for the resolution to fix the number of directors for election at the Meeting at five (5) and to vote for the election of the persons listed below to the Board, unless otherwise directed. Each director elected will hold office until the close of the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of AltaRex does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with AltaRex now held by them, their principal occupations for the past five years, the periods during which they have served as directors of AltaRex, and the number of voting shares of AltaRex beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of January 2, 2004. All of the persons named below are residents of Canada.

Name, Municipality of			Number of
Residence and Position	Principal Occupation For Last 5 Years	Director Since	Voting Shares

Dr. Antoine A. Noujaim	Chairman of the Board, President and Chief	December 1, 1995	1,500,000
Edmonton, Alberta	Executive Officer of ViRexx (September 2001 to		Common Shares
	present); President, Vice Chairman of the Board		and 2,250,000
Chairman of the Board,	and Chief Executive Officer of the Corporation,		Options
President and Chief Executive	(May 2003 to present); Chairman of the Board
Officer, Director	and Chief Scientific Officer of the Corporation
(1995 to June 2002); President and Chief
Executive Officer of the Corporation (1995 to
1998)

Robin Salmon, CA	Chartered Accountant; Chief Financial Officer of	June 9, 2003	20,000 Common
Edmonton, Alberta	ViRexx (September 2001 to present); Chief		Shares and
	Financial Officer and Vice President, Finance of		1,650,000
Chief Financial Officer, Vice	the Corporation (May 2003 to present); Chief		Options
President Finance and Director	Financial Officer of Indico Technologies Ltd., a
medical device company (September 2000 to
August 2001); Partner, KPMG, a chartered
accountant firm (1981 to August 2000)

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Bruce D. Brydon	Mr. Brydon has been a Director of the	May 24, 2001	210,000 Options
Salt Spring Island, British	Corporation since May 2001. Mr. Brydon served
Columbia	as Chief Executive Officer of Biovail
Corporation, a biotechnology company, from
Director	1997 to 2001, and served as a Director of that
company from 1995 to 2002. Mr. Brydon was
President and Chief Executive Officer of Biovail
Corporation from 1995 to 1997.

Harry L. Knutson	Mr. Knutson has been Chair of Nova Bancorp	Not Applicable	Nil
Vancouver, British Columbia	Group (Canada) Ltd. since 1991 and certain other
Nova Bancorp Group companies since 1982.
Prior to that he held a number of other senior
Nominee	management positions in the financial services
industry. Mr. Knutson is a director of Bonavista
Petroleum Ltd. He earned a joint Honours
Bachelor of Arts Degree in Economics and
Commerce from Simon Fraser University.

Richard M. Wlodarczak	Mr. Wlodarczak has been President of Nova	Not Applicable	15,000 Common
Richmond, British Columbia	Bancorp Group (Canada) Ltd. since 1995. Mr.		Shares
Wlodarczak was Vice President of Finance with
Consolidated Environmental Technologies Ltd.
Nominee	from 1991 to 1995. Prior to that Mr. Wlodarczak
held a number of other management positions
including Chief Financial Officer of an
investment dealer. Mr. Wlodarczak is a director
of Devlan Exploration Inc. Mr. Wlodarczak is a
Chartered Accountant and Chartered Business
Valuator. Mr. Wlodarczak earned a Bachelor of
Commerce degree from the University of British
Columbia.

Notes:

  The Corporation is required to have an audit committee, the members of which are, as at the date hereof, Messrs. Bruce D. Brydon, Jacques R. LaPointe and Jean-Guy Lambert, one of which, namely Mr. Brydon, is a nominee for election as a director of the Corporation at the Meeting. If elected at the Meeting, the above nominees intend on appointing Messrs. Knutson, Wlodarczak, and Salmon to the Audit Committee.

  The Corporation does not have an Executive Committee.

Approval of the Twin Butte Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Corporation, subject to the completion of the Arrangement, of a new stock option plan (the "Twin Butte Option Plan") which will authorize the Corporation's board of directors to issue Twin Butte Options to directors, officers, employees or consultants of the Corporation and its Subsidiaries. A copy of the New Twin Butte Option Plan is set out in Appendix L.

The New Twin Butte Option Plan will provide for the granting of Twin Butte Options to purchase New Common Shares to directors, officers, employees and consultants (as permitted by applicable law) of Twin Butte and its Subsidiaries. The New Twin Butte Option Plan will be administered by the Twin Butte board of directors or a committee of the Twin Butte board of directors appointed from time to time for such purpose. Twin Butte Options may be granted at the discretion of the Twin Butte board of directors or a committee thereof, in such number that may be determined at the time of grant, subject to the limits set out in the Twin Butte Option Plan. The number of New Common Shares issuable upon exercise of Twin Butte Options granted under the New Twin Butte Option Plan is not more than 10% of the number of New Common Shares that will be outstanding after giving effect to the

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Arrangement. The number of New Common Shares issuable upon the exercise of Twin Butte Options granted to any one individual, within a one year period, cannot exceed 5% of the number of New Common Shares issued and outstanding.

The exercise price of Twin Butte Options granted under the New Twin Butte Option Plan will be fixed by the Twin Butte board of directors, or a committee thereof, at the time of grant, provided that such exercise price may not be less than the discounted market price of the New Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which Twin Butte may be subject, including the TSXV if the New Common Shares become listed on the TSXV. Twin Butte Options granted under the Twin Butte Option Plan will vest on a basis, and will be exercisable for a period not exceeding five years, as determined by the Twin Butte board of directors, or a committee thereof, at the time of grant. In the absence of any determination by the Twin Butte board of directors as to vesting, vesting shall be as to one third on the date of grant and one third on each of the second and third anniversaries of the date of grant.

The foregoing summary is subject to the specific provisions of the New Twin Butte Option Plan, a copy of which is attached as Appendix L to this Information Circular.

Currently, the Corporation has 8,138,368 stock options issued to existing and former directors, officers, employees and consultants under its Option Plan and has also issued the Agent's Option. These Options will be exchanged for New Options and then cancelled in connection with the Arrangement.

After giving effect to the Arrangement and the Private Placement, the Corporation will have a total of approximately 9.5 million New Common Shares issued and outstanding, such that pursuant to the New Twin Butte Option Plan the Corporation will be permitted to issue a total of up to 950,000 Twin Butte Options.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to adopt the New Twin Butte Option Plan:

"BE IT RESOLVED, AS OF THE EFFECTIVE DATE, AS AN ORDINARY
RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION
THAT:

(i)	the New Twin Butte Option Plan, substantially in the form of, and as more particularly described in, Appendix L to the Information Circular dated January 2, 2004, be and the same is, subject to the completion of the Arrangement, hereby approved and authorized; and

(ii)	any director or officer of the Corporation be and is hereby authorized to take any and all action and to execute and deliver any and all documents, agreements and other instruments as may be necessary or desirable to give full effect to the foregoing resolution."

The directors of the Corporation believe that the above resolution is in the best interests of the Corporation and recommend that Shareholders vote in favour of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the New Twin Butte Option Plan.

Advance Shareholder Approval of Future Acquisitions

In anticipation of the change of business of the Corporation to that of an oil and natural gas exploration, production and marketing company, Shareholders will also be asked to consider, and if deemed advisable, approve, subject to the completion of the Arrangement, the future acquisition by the Corporation of one or more oil and natural gas properties in the Western Canadian Sedimentary Basin through a direct purchase of properties or by way of a corporate acquisition. Consideration for such an acquisition or acquisitions will be comprised of cash, shares or a

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combination of the two. The proposed board of directors of the Corporation currently intend to have the Corporation target acquisitions with some or all of the following attributes:

  that generally exhibit the potential for delivering superior rates of return for capital employed;

  that add premium quality, low decline reserves at an attractive cost;

  that offer development potential with infill drilling or re-drilling and/or re-completion possibilities that provide a high working interest;

  that include operatorship with infrastructure in place;

  that include undeveloped lands for development and exploration opportunities;

  that consist primarily of proved producing reserves; and

  that include assets viewed as generally attractive in the marketplace within the oil and gas industry.

If the Corporation's New Common Shares become listed on the TSXV upon completion of the Arrangement, of which there can be no assurance, the TSXV will, in the case of material acquisitions, retain the discretion to review the particular acquisition and to determine whether or not the acquisition will be permitted and, if permitted, may require Shareholder approval. By providing advance acquisition approval for future acquisitions, Shareholders will only be satisfying the Shareholder approval requirement which might otherwise be imposed by the TSXV in exercising its discretion. Any acquisition with which the Corporation proceeds under the advance approval being sought at the Meeting will be subject to approval of the TSXV and the following additional restrictions:

  it must be substantially with parties at arm's length to the Corporation;

  it cannot materially affect control of the Corporation; and

  it must be completed within six (6) months following the date on which the advance Shareholder approval is given.

In any event, the TSXV retains the discretion to review potential acquisitions, including the reasonableness of the consideration being offered, and to determine whether or not specific Shareholder approval will be required.

In order to fund its new business activities, the Corporation may raise additional equity capital on a private placement or public offering basis. Accordingly, the Corporation wishes to obtain shareholder approval to issue up to an additional 90,000,000 New Common Shares in the aggregate pursuant to private or public offerings for the purpose of financing the proposed oil and gas exploration, production and marketing business. Bancorp or its affiliates or associates may purchase some or all of the proposed financings. The Corporation's issued and outstanding share capital is currently 51,896,936 Common Shares. Assuming the Arrangement is approved and carried out, including what will be effectively a consolidation of the existing AltaRex Common Shares on a ten-for-one basis, the Corporation's issued and outstanding share capital would be 9,439,693 Common Shares.

In anticipation of the Corporation entering into:

  one or more agreements in the next six (6) months that will result in the acquisition of one or more oil and natural gas properties in the Western Canadian Sedimentary Basin; and

  one or more private placements or public offerings following the Meeting in order to assist in the funding of such acquisitions,

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Shareholders are being asked to consider, and if deemed advisable, to approve an ordinary resolution on the following terms:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

  the Corporation be and is hereby authorized, subject to the completion of the Arrangement, to enter into one or more agreements in the next six (6) months that will result in the acquisition of one or more oil and natural gas properties in the Western Canadian Sedimentary Basin;

  the consideration to be paid for any such acquisition or acquisitions shall be comprised of cash, New Common Shares, Non-Voting Shares, or such other consideration as the Board of Directors of the Corporation shall approve;

  the issuance by the Corporation in one or more private placements or public offerings during the twelve (12) month period commencing on February 3, 2004, (or any date of any adjournment of the annual and special meeting of the Corporation to be held on such date, as applicable) of such number of securities that would result in the Corporation issuing or making issuable 90,000,000 New Common Shares as more particularly described in the Corporation's management information circular dated January 2, 2004, is hereby authorized and approved;

  the participation of Bancorp or its directors, officers, associates or affiliates in any of the foregoing private placements or public offerings be and is hereby approved; and

  any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

Under the rules of the TSX, the aggregate number of shares of a listed company that are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions, unless there has been shareholder approval of such transactions.

The resolution requires the approval of a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the form of proxy furnished by the Corporation intend, unless otherwise directed, to vote in favour of the foregoing resolution.

Compensation of Named Executive Officers

The table below sets forth compensation in respect of the Chief Executive Officer and the other senior officers of the Corporation whose salary and bonus for the financial year ended December 31, 2002 exceeded $100,000 (collectively the "Named Executive Officers") for each of the Corporation's last three financial years.

Executive Compensation

The following table sets out details of all compensation paid by the Corporation to Richard E. Bagley, Edward M. Fitzgerald, Dr. Christopher F. Nicodemus, Dr. James L. Levin, Marlene R. Booth, Dr. Antoine A. Noujaim, Peter C.

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Gonze and Robert A. Newman (collectively, the "Named Executive Officers"(1)(11)) in each of the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Summary Compensation
		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Restricted
				Other Annual	Under	Shares or		All Other
			Bonus	Compensation	Options/SARS	Restricted	LTIP	Compensation
Name & Principal Occupation	Year	Salary $	$	($)	Granted	Share Units	Payouts	(10)

RICHARD E. BAGLEY(1)(9)	2002	424,980	-	11,612	325,000	-	-	-
Former President and Chief	2001	418,905	-	10,202	350,000	-	-	-
Executive Officer	2000	401,054	-	14,934	402,500	-	-	-

EDWARD M.	2002	131,986	-	3,400	-	-	-	-
FITZGERALD(2)(9)	2001	318,368	-	8,583	100,000	-	-	-
Former Senior Vice President,	2000	304,801	-	10,249	183,750	-	-	-
Chief Financial Officer and
Secretary

DR. CHRISTOPHER	2002	131,721	-	3,974	-	-	-	-
F. NICODEMUS(3)(9)	2001	343,502	-	8,440	100,000	-	-	-
Former Senior Vice President,	2000	328,864	-	10,872	186,250	-	-	-
Clinical Research and
Development

PETER C. GONZE(4)(9)	2002	116,014	-	3,480	-	-	-	-
Former Senior Vice President,	2001	302,542	-	8,818	150,000	-	-	-
Operations	2000	294,185	-	8,951	100,000	-	-	-

DR. JAMES L. LEVIN(5)	2002	122,101	-	4,206	-	-	-	-
Former Vice	2001	287,027	37,580	8,538	40,000	-	-	-
President, Manufacturing and	2000	121,853	-	1,617	62,500	-	-	-
Development

MARLENE R. BOOTH(6)	2002	269,108	-	8,619	-	-	-	-
Former Vice President,	2001	287,027	33,882	8,538	60,000	-	-	-
Regulatory Affairs and Project	2000	207,945	33,356	7,690	25,000	-	-	-
Management

DR. ANTOINE A. NOUJAIM (7)	2002	133,585	-	4,415	325,000	-	-	-
Former Chief Scientific Officer	2001	220,000	-	12,620	300,000	-	-	-
	2000	220,000	-	12,620	112,500	-	-	-

ROBERT A. NEWMAN(8)(9)	2002	236,050	38,745	7,682	225,000	-	-	-
Vice President, Business	2001	232,725	-	2,283	40,000	-	-	-
Operations	2000	221,652	-	16,693	56,250	-	-	-

NOTES:
(1)	Perquisites and other personnel benefits did not exceed the greater of $50,000 and 10% of the total annual salary and bonus of the Named Executive
Officers for the financial year. Mr. Bagley resigned as President and Chief Executive Officer of the Corporation in May 2003.
(2)	Mr. Fitzgerald resigned as Senior Vice President, Chief Financial Officer and Secretary of the Corporation in May 2002.
(3)	Dr. Nicodemus resigned as Senior Vice President, Clinical Research and Development of the Corporation in May 2002.
(4)	Mr. Gonze resigned as Senior Vice President, Operations of the Corporation in May 2002.
(5)	Dr. Levin joined the Corporation in July 2000. Dr. Levin resigned as Vice President, Manufacturing and Development of the Corporation in May 2002.
(6)	Ms. Booth was terminated from the position of Vice President, Regulatory Affairs and Project Management of the Corporation in May 2002.
(7)	Dr. Noujaim resigned as Chief Scientific Officer of the Corporation in July 2002. In May 2003, Dr. Noujaim rejoined the Corporation as its President and Chief Executive Officer.
(8)	In connection with the Corporation's changes in management and relocation, Mr. Newman ceased to be employed by the Corporation in May 2003.
(9)	None of Mr. Bagley, Mr. Fitzgerald, Dr. Nicodemus, Mr. Gonze or Mr. Newman received an increase in annual compensation in 2001 or 2002. The increases in their salaries noted above are due solely to changes in exchange rates and the effect of such changes on U.S. dollar based compensation.
(10)	Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance, a group retirement savings plan and relocation benefits.
(11)	Bruce D. Hirsche, Q.C. was appointed corporate secretary in May 2003. Robin Salmon was appointed Chief Financial Officer and Vice President,
Finance and a director in May 2003.

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Stock Options Granted to Named Executive Officers

The following table details information with respect to the grant of options by the Corporation to the Named Executive Officers during the financial year of the Corporation ended December 31, 2002.

Options Grants During the Most Recently Completed Financial Year
Market Value of
		% of Total		Common Shares
	Common	Options		Underlying
	Shares under	Granted to	Exercise or	Options on the
	Options	Employees in	Base Price	Date of Grant
	Granted	Financial	($/Common	($/Common
Name	#	Year	Share)	Share)	Expiration Date
Richard E. Bagley	325,000	22.8	0.47	0.47	June 19, 2012
Edward M. Fitzgerald	Nil	N/A	N/A	N/A	N/A
Dr. Christopher F.	Nil	N/A	N/A	N/A	N/A
Nicodemus
Peter C. Gonze	Nil	N/A	N/A	N/A	N/A
Dr. James L. Levin	Nil	N/A	N/A	N/A	N/A
Marlene R. Booth	Nil	N/A	N/A	N/A	N/A
Dr. Antoine A. Noujaim	Nil	N/A	N/A	N/A	N/A
Robert A. Newman	200,000	14.0	0.47	0.47	June 19, 2012
Robert A. Newman	25,000	1.8	0.37	0.37	December 11, 2012

The following table details information with respect to all options of the Corporation exercised by the Named Executive Officers during the last financial year of the Corporation and all options held by the Named Executive Officers and outstanding on December 31, 2002. None of the Named Executive Officers exercised options in 2002.

Aggregate option/SAR Exercised During Last Financial Year and Financial Year-End Option/SAR Values
Value of
			Unexercised	Unexercised in-the-
	Securities		Options/SARs at	money
	Acquired on	Aggregate Value	Year End/	Options/SARs at
Name	Exercise	Realized	Unexercisable	Year End
Richard E. Bagley	nil	nil	1,295,729/245,833	--/--
Edward M. Fitzgerald	nil	nil	320,937/--	--/--
Dr. Christopher F. Nicodemus	nil	nil	296,041/--	--/--
Marlene R. Booth	nil	nil	97,500/--	--/--
Dr. James L. Levin	nil	nil	60,833/--	--/--
Peter C. Gonze	nil	nil	218,750/--	--/--
Robert A. Newman	nil	nil	205,808/143,750	--/--
Dr. Antoine A. Noujaim	nil	nil	--/--	--/--

Approval has been obtained from the TSX to extend the option exercise date of certain Options granted to employees of the Corporation who resigned or were terminated in May or June of 2003 to one year from the date of cessation of employment with the Corporation.

Employment Agreements

The Corporation has entered into agreements with its executive officers regarding terms of employment and severance arrangements as follows:

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  Dr. Noujaim's agreement, dated January 1, 1996 and amended on June 3, 1999, provided for his employment at will as Chairman and Chief Scientific Officer through December 21, 2001, subject to renewal thereafter. Dr. Noujaim resigned from his position on July 18, 2002. The terms of Dr. Noujaim's new agreement as President and Chief Executive Officer are still being considered by the Compensation Committee of the Board.

  Pursuant to a severance agreement, dated May 22, 2003, between Mr. Bagley and the Corporation, Mr. Bagley resigned as President, Chief Executive Officer and Director of the Corporation effective in May 2003. The agreement provided for, among other things, the payment of U.S. $67,000 to Mr. Bagley upon his resignation and a further U.S. $202,500 to be paid to Mr. Bagley in bi-monthly instalments over a period of 12 months beginning on the date of his resignation. The Corporation has satisfied the additional U.S. $202,500 payment to Mr. Bagley in full and has no further liability to Mr. Bagley under the severance agreement.

  Mr. Fitzgerald's agreement, dated September 14, 1998 and amended on June 1, 1999, provided for his employment at will as Senior Vice President, Chief Financial Officer and Secretary of the Corporation and severance upon termination other than for cause of one year of base salary. Mr. Fitzgerald resigned in May 2002.

  Dr. Nicodemus' agreement, dated December 16, 1998 and amended on June 1, 1999, provided for his employment at will as Senior Vice President, Clinical Research and Development and for severance upon termination other than for cause of one year of base salary. Dr. Nicodemus resigned in May 2002 and joined Unither.

  Ms. Booth's agreement, dated May 4, 1999, provided for her employment at will as Vice President, Regulatory Affairs and Project Management, and severance upon termination other than for cause of six months of base salary. Ms. Booth was terminated in May 2002.

  Dr. Levin's agreement, dated June 27, 2000, provided for his employment at will as Vice President, Manufacturing and Development, and severance upon termination other than for cause of one year of base salary. Dr. Levin resigned in June 2002 and joined Unither.

  Mr. Gonze's agreement dated October 1, 1999 and amended February 1, 2000, provided for his employment at will as Senior Vice President, Operations, and severance upon termination other than for cause of one year of base salary. Mr. Gonze resigned in May 2002 and joined Unither.

  Mr. Newman's agreement, dated January 13, 1997, as amended, provided for his employment at will as Vice President, Business Operations and severance upon termination other than for cause of six months of base salary. In connection with the Corporation's changes in management and relocation, Mr. Newman ceased to be employed by the Corporation in May 2003.

  Mr. Salmon became Chief Financial Officer of the Corporation in May of 2003 and his agreement is currently being finalized.

Compensation of Directors

All directors are eligible to receive and have received stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Corporation. During the fiscal year ended December 31, 2002, each non-employee director of the Corporation with the exception of Mr. Bagley received a fee of U.S. $10,000 per annum. Continuing Directors, in lieu of receiving fees for the fiscal year 2003, were granted certain options, disclosure of which is included under the table appearing under the heading "Security Ownership of Certain Beneficial Owners and Management" below. In the aggregate, a total of $99,125 in fees was paid to members of the Board of Directors during the period from January 1, 2002 to December 31, 2002.

Directors and Officers Liability Insurance

The Corporation provides liability insurance for directors and officers of the Corporation. The policies do not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The premiums for the 12-month period ended December 31, 2002 were approximately U.S. $387,500, all of which was borne by the Corporation. As of April 1, 2003, the coverage is U.S. $8,000,000 per year with a corporate deductible of up to U.S. $250,000 per loss. The individual directors and officers of the Corporation are insured

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against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. The Corporation is insured against losses arising out of any liability to indemnify a director or officer.

Performance Graph

The following performance graph compares the yearly increase in the Corporation's cumulative total shareholder return on the Common Shares since December 31, 1997, with the cumulative total shareholder return on the TSX 300 Index and the TSX Biotech/Pharmaceutical Index, assuming the reinvestment of dividends, where applicable, for a comparable period.

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Index	1997	1998	1999	2000	2001	2002	2003
AltaRex	$100	$15	$16	$16	$20	$3	$4
S&P/TSX	$100	$97	$126	$133	$115	$99	$123
Composite
TSX Biotech/	$100	$29	$37	$39	$44	$25	$25
Pharmaceutical

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial share and option ownership of the Corporation's existing and former Directors and its existing and former Named Executive Officers as of January 2, 2004.

						PERCENTAGE
					NUMBER	OF
					OF	OUTSTANDING
		PERCENTAGE			COMMON	COMMON
		OF		PERCENTAGE	SHARES ON	SHARES ON
	NUMBER OF	OUTSTANDING	NUMBER	OF	FULLY	FULLY
	COMMON	COMMON	OF	OUTSTANDING	DILUTED	DILUTED BASIS
NAME	SHARES	SHARES (%)	OPTIONS(1)	OPTIONS (%)(1)	BASIS (%)(2)	(%)(2)
Dr. Antoine A.	1,500,000	2.89%	2,250,000	27.65%	3,750,000	6.93%
Noujaim
Jacques R.	75,000	*	560,000	6.88%	635,000	1.21%
LaPointe
Bruce D. Brydon	Nil	Nil	210,000	2.58%	210,000	*
William R.	30,000	*	107,500	1.32%	137,500	*
McMahan(3)
Robin Salmon	20,000	*	1,650,000	20.27%	1,690,000	3.12%

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						PERCENTAGE
					NUMBER	OF
					OF	OUTSTANDING
		PERCENTAGE			COMMON	COMMON
		OF		PERCENTAGE	SHARES ON	SHARES ON
	NUMBER OF	OUTSTANDING	NUMBER	OF	FULLY	FULLY
	COMMON	COMMON	OF	OUTSTANDING	DILUTED	DILUTED BASIS
NAME	SHARES	SHARES (%)	OPTIONS(1)	OPTIONS (%)(1)	BASIS (%)(2)	(%)(2)
Robert H. Uhl(4)	Nil	Nil	85,000	1.04%	85,000	*
Richard E.	285,603	*	1,542,562	18.95%	1,828,165	3.42%
Bagley
Marlene R.	Nil	Nil	Nil	Nil	Nil	Nil
Booth
Edward M.	77,500	*	382,187	4.70%	459,687	*
Fitzgerald
Peter C. Gonze	96,368	*	Nil	Nil	96,368	*
Dr. James L.	Nil	Nil	Nil	Nil	Nil	Nil
Levin
Robert A.	250	*	349,558	4.30%	349,808	*
Newman
Dr. Christopher	51,325	*	Nil	Nil	51,325	*
F. Nicodemus
Jean-Guy	Nil	Nil	150,000	1.84%	150,000	*
Lambert
Bruce D.	Nil	*	150,000	1.84%	Nil	*
Hirsche

* Less than 1%

Notes:

  Refers only to Options granted under the Option Plan and excludes the Agent's Option.

  Based on assumption that all the Options owned by the named person are exercised and there are no other changes respecting the Corporation. (3) Mr. McMahon ceased to be a director on September 11, 2003. (4) Mr. Uhl ceased to be a director on September 11, 2003.

CORPORATE GOVERNANCE

Corporate governance refers to the structures and processes employed by the Corporation to direct and manage its business and affairs, so as to best achieve the Corporation's objectives. The Board of Directors of the Corporation believes that these practices should be reviewed regularly to ensure they are appropriate. The following is a description of the Corporation's corporate governance practices and which are in accordance with the guidelines ("Guidelines") established by the TSX.

Mandate of the Board of Directors

The Shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operation of the Corporation, including appointing management and ensuring that the business is managed properly, taking into account the interests of the Shareholders.

The Board of Directors meets regularly to review operational performance and financial results and to approve the budget, strategic plan, investment strategies, executive appointments and performance, stock issuance, and major financial transactions. The Board of Directors will also act to protect the Corporation from undue risk by assuring appropriate safeguards including compliance with all governmental regulations and obtaining necessary insurance.

The Board is responsible for the stewardship of the Corporation. Specific responsibilities of the Board of Directors include:

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  overseeing and evaluating the strategic planning process;

  identifying and implementing appropriate systems to manage the Corporation's principal risks;

  ensuring that the Corporation operates within all applicable laws and regulations, and to the highest ethical and moral standards;

  appointing and evaluating senior management;

  developing the Corporation's communications policy;

  ensuring adequate and timely reporting of financial results and other significant developments and matters to the Corporation's Shareholders; and

  ensuring the integrity of the Corporation's internal controls and management information systems.

In addition, any responsibility not delegated to senior management or a committee of the Board remains with the full Board which meets at least four times a year. During the period ended December 31, 2002, there were thirteen meetings of the Board of Directors.

Composition of the Board

The Guidelines require that a majority of the Board be composed of "unrelated directors". An "unrelated director" is defined in the Guidelines as one who is independent of management and is free from any interest and any business or other relationship which could, or could be reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

In accordance with the Guidelines, the Board has reviewed the status of each of the directors and determined that three of the five current directors are unrelated. During 2002, the Board had four standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee, and a Corporate Governance Committee. The composition of each of the committees of the Board is consistent with the Guidelines established by the TSX.

Audit Committee

The Corporation is required, pursuant to the ABCA, to appoint annually from among its members an audit committee comprised of not less than three members. At present the Audit Committee currently consists of Messrs. Bruce D. Brydon, Jacques R. LaPointe and Jean-Guy Lambert. Mr. Lambert is the Chairman of the Audit Committee.

The Audit Committee is responsible for the engagement of the Corporation's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform.

Compensation Committee

The Compensation Committee of the Board of Directors of the Corporation (the "Compensation Committee") currently consists of Messrs. Bruce D. Brydon, Jacques R. LaPointe and Jean-Guy Lambert. Mr. Brydon is the Chairman of the Compensation Committee.

The task of the Compensation Committee is to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Compensation Committee makes recommendations with respect to the compensation of the Corporation's executive officers to the Board of Directors, which gives final approval regarding any executive compensation matters and issues.

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The primary objectives of the Corporation's executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation's shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labor markets in which the Corporation competes for employees. The Compensation Committee compares remuneration for executive officers of the Corporation to the remuneration for similar executives in the relevant labor markets. In the case of newly hired employees, the individual's performance and compensation level in his or her prior positions will also be a determining factor.

The key components for the compensation of the executive officers of the Corporation are base salaries, bonuses and stock options. It is the policy of the Corporation that the base salaries paid to its executive officers, in addition to the criteria set out above, reflect the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Compensation Committee periodically to ensure that these criteria are satisfied. The Board of Directors grants stock options under the Corporation's stock option plan to executive officers from time to time as a long-term performance incentive.

Nominating Committee

The Nominating Committee currently consists of Dr. Antoine A. Noujaim and Jacques R. LaPointe. Dr. Noujaim is the Chairman of the Nominating Committee. The Nominating Committee is responsible for proposing new nominees to the Board.

Corporate Governance Committee

The Corporate Governance Committee is currently constituted by the entire Board of Directors. The Corporate Governance Committee reviews and evaluates the structures and processes employed by the Corporation to direct and manage its affairs and ensure compliance with environmental laws, rules and regulations particular to the operation of the Corporation.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval of any material expenditure. Management is also required to consult with the Board before pursuing capital projects or strategic ventures which are beyond the Corporation's existing business. The Corporation's collaborative arrangements with third parties are also reviewed by the Board. The Board approves all changes in senior management.

Board Performance

It is the responsibility of the Chairman to ensure the effective operation of the Board. The Chairman is responsible for ensuring the effectiveness of the process the Board follows and the quality of information provided to directors by management. The Chairman also meets periodically on an individual basis with every member of the Board to discuss that director's contributions to the Board and committee deliberations and any other matters which the individual directors wish to raise with the Chairman. The Chairman also oversees the orientation of new directors. Mr. LaPointe is the current Chairman of the Board.

Shareholder Feedback

The Corporation maintains an investor relations capability which the Board believes is important and effective. Every shareholder inquiry receives a prompt response from an appropriate representative of the Corporation.

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Expectations of Management

The Board expects management to operate the Corporation in accordance with approved annual business and strategic plans, to do everything possible to enhance shareholder value and manage the Corporation in a prudent manner. Management is expected to provide regular financial and operating reports to the Board and to make the Board aware of all important issues and major business developments, particularly those which had not been previously anticipated. Management is expected to find opportunities for new business and to make appropriate recommendations to the Board.

The information which management provides to the Board is highly important to the ability of the Board to function effectively. Directors must have confidence in the data gathering, analysis and reporting functions of management. The Chairman of the Board monitors the nature of the information requested by and provided to the Board.

From time to time, the Board may engage outside advisors at the Corporation's expense to provide advice to the Board on matters relevant to the Corporation's activities.

The Corporation's corporate governance practices comply with the fundamental principles underlying the guidance outlined by the TSX.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There is not as of the date hereof, and has not been since the beginning of the Corporation's last completed financial year, any indebtedness, other than routine indebtedness, owing to the Corporation by the current directors and senior officers of the Corporation, or any of their associates or affiliates.

MEDICAL MEETING BUSINESS

Under the terms of the Interim Order, votes cast by holders of Common Shares at the Meeting will be deemed to be votes by holders of Medical Shares at a meeting of the holders of Medical Shares.

Approval of Medical Stock Option Plan

Medical proposes to adopt a stock option plan to develop the interests of the directors, officers, employees and consultants of the Corporation and its subsidiaries in the growth and development of Medical by providing such Persons with the opportunity to acquire an increased proprietary interest in Medical and to better enable Medical to attract and retain Persons of desired experience and ability. A copy of the Medical Stock Option Plan is attached as Appendix "M" to the Information Circular and the highlights of the Plan are as follows:

  options may be granted to directors, officers, employees, and consultants of the Corporation and its subsidiaries;

  the exercise price of options granted shall be determined by the board of directors in accordance with the policies of the TSX;

  the maximum number of options which may be reserved for issuance at any one time shall not be greater than 9,000,000, a majority of which could be allocated to insiders;

  the total number of Medical Shares which may be issued under the Plan will be fixed until such number it is increased by the Shareholders from time to time;

  Medical may issue, on exercise of stock options, a number of Medical Shares exceeding 10% of the issued and outstanding common shares of Medical in any given one year period;

  the board of directors may determine the term of the options, but the term shall in no event be greater than ten years from the date of issuance; and

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  terms of vesting of the options, the eligibility of directors, officers, employees, and consultants to receive options and the number of options issued to each participant shall be determined at the discretion of the board of directors, in accordance with the policies of the TSX.

In accordance with the policies of the TSX, the Corporation requests Shareholders to consider, and if thought advisable, approve at the Meeting an ordinary resolution in substantially the form set forth below.

"BE IT RESOLVED THAT:

  Subject to regulatory approval, the implementation of the Medical Stock Option Plan in the form attached as Appendix "M" to the Information Circular of the Corporation is hereby approved, whereby a maximum of 9,000,000 Medical Shares will be reserved for issuance under the Medical Stock Option Plan, a majority of which could be allocated to insiders; and

  the proper officers of the Corporation are hereby authorized to do such acts and execute all instruments and documents necessary or desirable to carry out the foregoing."

The foregoing resolution must be approved by a majority of the votes cast by Shareholders, other than insiders, who vote in person or by proxy in respect of the resolution at the Meeting.

As the Medical Stock Option Plan could result in the number of Common Shares reserved for issuance to insiders exceeding 10% of the outstanding Common Shares of Medical, insiders of Medical are not permitted to vote on this proposal. It is estimated that 1,625,000 Common Shares will not be counted to determine whether the required level of shareholder approval has been obtained.

It is to be noted that the Medical Stock Option Plan is substantially the same as the Option Plan of AltaRex which was approved by a disinterested Shareholder vote on September 11, 2003.

INFORMATION RESPECTING ALTAREX CORP.

General

The Corporation is a corporation amalgamated under the laws of the Province of Alberta, Canada. The registered office of the Corporation is located at 1500 Manulife Place, 10180-101 Street, Edmonton, Alberta, T5J 4K1. The executive offices of the Corporation are located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada, T6G 2N8, and its main telephone number and website are (780) 944-9993 and www.altarex.com, respectively.

Effective July 17, 1996, the Corporation (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 1.9 million of the Corporation's Common Shares. These shares gave AltaRex Inc.'s shareholders a controlling interest in the Corporation and effectively constituted a reverse take-over by the shareholders of AltaRex Inc. At the time of acquisition, Allrich was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective July 25, 1996, the Corporation filed Articles of Amendment changing its name from Allrich Energy Group Inc. to AltaRex Corp. On November 28, 1996, the Corporation filed Articles of Amendment consolidating its Common Shares on a four-for-one basis. Thereafter on May 31, 1997, the Corporation amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp. On November 21, 2000, the Corporation effected a consolidation of all of the issued and outstanding Common Shares on a four-for-one basis.

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "AXO" and are traded on the Electronic Quotation Service of The Pink Sheets LLC under the symbol "ALXFF". The Common Shares of the Corporation were listed and posted for trading on the Alberta Stock Exchange on June 7, 1994 and on the TSX on December 20, 1996. The Corporation's Common Shares were subsequently voluntarily delisted from the Alberta Stock Exchange on February 2, 1997.

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See "Appendix G" - Information Respecting AltaRex Corp."

INFORMATION RESPECTING ALTAREX MEDICAL CORP.

Medical was incorporated by Certificate of Incorporation issued pursuant to the provisions of the ABCA as "AltaRex Medical Corp." on December 8, 2003. Medical has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Medical is AltaRex. Effective December 23, 2003, Medical amended its Articles of Incorporation to remove its private company restrictions and restrictions on share transfer.

Following the completion of the Plan of Arrangement, Medical will utilize the Assets transferred from AltaRex pursuant to the Arrangement to carry out the business substantially as carried on by AltaRex prior to the completion of the Arrangement.

Currently, and following the completion of the Arrangement, the board of directors of Medical is and shall be comprised of those same individuals who are currently the directors of the Corporation. In addition, the management team of Medical shall be comprised of those individuals who are currently the management team of the Corporation.

Medical's head office is located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada, T6G 2N8, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1.

See "Appendix H - Information Respecting AltaRex Medical Corp.".

INFORMATION RESPECTING TWIN BUTTE ENERGY LTD.

Upon completion of the Arrangement, AltaRex Corp. will be renamed "Twin Butte Energy Ltd." and shall focus on the development of an oil and gas exploration, production and marketing business. Following the Arrangement, Twin Butte's head office will be located at Suite 1050, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, and its registered office will be located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, Canada, T2P 4K7.

Following completion of the Arrangement, the Board of Directors will be composed of Dr. Antoine A. Noujaim, Robin Salmon, Bruce D. Brydon, Harry L. Knutson and Richard M. Wlodarczak. The management team of Twin Butte, following completion of the Arrangement is, as at the date hereof, unidentified. The new board of directors will focus on recruiting a new management team for Twin Butte, which team will carry on the business of oil and natural gas exploration, production and marketing and the members of which will comprise the senior officers of Twin Butte. The appropriate employees, officers and directors of AltaRex will submit resignations and releases by the Effective Date.

See "Appendix I - Information Respecting Twin Butte"

RISK FACTORS

In connection with the Arrangement, Securityholders should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this Information Circular. For a description of the risk factors relating to AltaRex, see "Appendix G - Information Respecting AltaRex - Risk Factors".

OTHER BUSINESS

Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to

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matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the Board of Directors of AltaRex Corp.

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CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, this 2nd day of January, 2004.

Dr. Antoine A. Noujaim	Robin Salmon
President and Chief Executive Officer	Chief Financial Officer

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APPENDIX A

ARRANGEMENT RESOLUTION

to be passed by the holders of the Common Shares, Warrants and Options of AltaRex Corp. (the "Corporation")

Arrangement Under Section 193 of the
Business Corporations Act (Alberta)

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES, OPTIONS AND WARRANTS THAT:

  the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") substantially as set forth in the Plan of Arrangement attached as Appendix D to the Information Circular accompanying the Notice of Meeting is hereby approved, authorized and agreed to;

  the arrangement agreement (the "Arrangement Agreement") dated December 23, 2003 between the Corporation, AltaRex Medical Corp. and Nova Bancorp Investments Ltd., a copy of which is attached as Appendix B to the Information Circular accompanying the Notice of Meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph (d) hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

  notwithstanding that this special resolution has been duly passed by the Securityholders or that the Arrangement has received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of the Corporation is hereby authorized and empowered in its sole discretion, without further notice to or approval of the Securityholders, but subject to the terms of the Arrangement Agreement, to amend or terminate the Arrangement Agreement including the Plan of Arrangement, to decide not to proceed with the Arrangement, or to decide to revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA;

  any one director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, or cause to be executed, and to deliver, or cause to be delivered, Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement and the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

  all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

APPENDIX B

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

among

NOVA BANCORP INVESTMENTS LTD.

and

ALTAREX CORP.

and

ALTAREX MEDICAL CORP.

Dated as of December 23, 2003

ARTICLE 1 INTERPRETATION		B-3	6.2	Additional Covenants of BancorpB-21
1.1	Definitions	B-3	6.3	Merger of Covenants	B-23
1.2	Number and Gender	B-8	ARTICLE 7 MUTUAL COVENANTS TO EFFECT
1.3	Deemed Currency	B-8	THE PLAN OF ARRANGEMENT		B-23
1.4	Interpretation	B-8	7.1	Mutual Covenants	B-23
1.5	Article References	B-8	ARTICLE 8 CONDITIONS PRECEDENT		B-24
1.6	Date for any Action	B-8	8.1	Mutual Conditions Precedent	B-24
1.7	Governing Law	B-8	8.2	Conditions to Obligations
1.8	Attornment	B-8		of AltaRex	B-25
1.9	Accounting Matters	B-9	8.3	Conditions to Obligations of
1.10	Material	B-9		Bancorp	B-26
1.11	Disclosure	B-9	8.4	Notice and Cure Provisions and Effect
1.12	Reasonable Commercial Efforts	B-9		of Failure to Comply
1.13	Incorporation of Schedules	B-9		with Conditions	B-29
ARTICLE 2 THE ARRANGEMENT		B-9	8.5	Satisfaction of Conditions	B-29
2.1	General	B-9	8.6	Indemnities	B-30
2.2	Steps to be taken by AltaRex	B-10	ARTICLE 9 AGREEMENT AS TO NON-
2.3	Petition	B-10	COMPLETION FEE		B-31
2.4	AltaRex Securityholders'		9.1	AltaRex Non-Completion Fee	B-31
	Meeting	B-11	9.2	Bancorp Non-Completion Fee	B-31
2.5	Information Circular	B-11	9.3	Liquidated Damages	B-32
2.6	AltaRex Board Recommendation and		9.4	Limited Remedy	B-32
Fairness Opinion		B-12	9.5	Return of Deposits	B-32
2.7	Dissenting Shares	B-12	ARTICLE 10 TERMINATION, AMENDMENT
2.8	Final Order	B-12	AND WAIVER		B-32
ARTICLE 3 PUBLICITY		B-12	10.1	Termination	B-32
3.1	Publicity	B-12	10.2	Effect of Termination	B-33
ARTICLE 4 REPRESENTATIONS AND			10.3	Amendment	B-33
WARRANTIES		B-13	10.4	Waiver	B-33
4.1	With Respect to Bancorp	B-13	ARTICLE 11 CLOSING		B-33
4.2	With Respect to AltaRex	B-13	11.1	Closing Date	B-33
4.3	With Respect to Medical	B-13	11.2	Effect of Closing	B-33
4.4	No Other Representations or		11.3	Place of Closing	B-33
	Warranties	B-14	11.4	Other Closing Matters	B-33
ARTICLE 5 COVENANTS OF ALTAREX		B-14	ARTICLE 12 GENERAL PROVISIONS		B-34
5.1	Covenants of AltaRex	B-14	12.1	Notices	B-34
5.2	Recommendation of the AltaRex		12.2	Time of Essence	B-34
	Board of Directors	B-18	12.3	Entire Agreement	B-34
5.3	AltaRex Covenant Regarding		12.4	Assignment	B-35
	Non-Solicitation	B-18	12.5	Binding Effect	B-35
5.4	Notice of Superior Proposal		12.6	Further Assurances	B-35
	Determination	B-20	12.7	Severability	B-35
5.5	Access to Information	B-20	12.8	Costs	B-35
5.6	Merger of Covenants	B-20	12.9	Counterpart Execution	B-36
ARTICLE 6 COVENANTS OF BANCORP		B-21
6.1	Subscription	B-21

SCHEDULE A	-	PLAN OF ARRANGEMENT
SCHEDULE B	-	REPRESENTATIONS AND WARRANTIES OF BANCORP
SCHEDULE C	-	REPRESENTATIONS AND WARRANTIES OF ALTAREX
SCHEDULE D	-	REPRESENTATIONS AND WARRANTIES OF MEDICAL

ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made and entered into as of December 23, 2003,

AMONG:

NOVA BANCORP INVESTMENTS LTD., a body corporate existing under the laws of the Province of British Columbia with its head office in the City of Vancouver, in the
Province of British Columbia (hereinafter called "Bancorp")

AND

ALTAREX CORP., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Edmonton, in the Province of Alberta (hereinafter called "AltaRex")

AND

ALTAREX MEDICAL CORP., a body corporate existing under the laws of the
Province of Alberta with its head office in the City of Edmonton, in the Province of
Alberta (hereinafter called "Medical")

        WHEREAS upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to effect a business reorganization;

        AND WHEREAS Medical is a wholly-owned subsidiary of AltaRex and has not carried on active business;

       AND WHEREAS the board of directors of AltaRex has, after having received a preliminary fairness opinion from McNally Valuations Inc., unanimously: (i) determined that the transactions contemplated by this Agreement are fair and in the best interests of AltaRex and the AltaRex Securityholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the AltaRex Securityholders vote in favour of the transactions contemplated by this Agreement;

        AND WHEREAS in furtherance of the transactions contemplated by this Agreement, this Agreement provides for the Arrangement and the board of directors of AltaRex has resolved to submit the Plan of Arrangement and the Arrangement Resolution to the AltaRex Securityholders at the AltaRex Securityholders' Meeting and the Court;

        AND WHEREAS it is intended that the Arrangement be effected under Section 193 of the ABCA pursuant to the Plan of Arrangement and upon the terms and subject to the conditions set forth herein;

        NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9 as now in effect and as it may be amended from time to time prior to the Effective Date;

"Acquisition Proposal" means any bona fide proposal with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving AltaRex or any of its subsidiaries; (ii) any acquisition by any Person of assets representing more than 20% of the book value (on a consolidated basis) of the assets of AltaRex and its subsidiaries (or any other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of more than 20% of AltaRex Common Shares or other securities of AltaRex or any of its subsidiaries then outstanding; and (iv) any acquisition by AltaRex or any of its subsidiaries of a material amount or proportion of the assets or securities of another Person in a single transaction or a series of related transactions or similar transactions involving AltaRex or any of its subsidiaries, or a proposal to do so, or public announcement of its intention to close, excluding the transactions contemplated by this Agreement (which transactions include the Asset Sale);

"Agent" means Acumen Capital Finance Partners Limited;

"Agent's Option" means the Agent's option to purchase 600,000 units, each unit being comprised of one Common Share and one Common Share purchase warrant at an exercise price of $0.43 per unit, which option was issued on October 20, 2003 and expires on October 20, 2004;

"Agreement", "this Agreement", "herein", "hereto", and "hereof" and similar expressions refer to this Arrangement Agreement, as the same may be amended or supplemented from time to time, and where applicable, to the appropriate Schedule hereto;

"AltaRex Common Shares" means the voting common shares in the capital of AltaRex;

"AltaRex Financial Statements" means the audited financial statements of AltaRex as at and for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the report of the auditors thereon and the unaudited interim financial statements of AltaRex for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

"AltaRex Governing Documents" means the certificate, and articles and by-laws of AltaRex as of the date hereof;

"AltaRex Liability Amount" has the meaning ascribed thereto in Section 6.1(a)(iv)(B);

"AltaRex Non-Voting Common Shares" means the non-voting common shares in the capital of AltaRex created pursuant to the Arrangement;

"AltaRex Options" means the Agent's Option and stock options issued to existing and former directors, senior officers, employees and consultants of AltaRex and its subsidiaries permitting the holders thereof to purchase an aggregate of up to 8,138,368 AltaRex Common Shares, at the exercise prices and for the terms and quantities disclosed to Bancorp in writing prior to the date hereof;

"AltaRex Securityholders" means, collectively, holders of issued and outstanding AltaRex Common Shares, AltaRex Options and AltaRex Warrants;

"AltaRex Securityholders' Meeting" means the special meeting of AltaRex Securityholders to be called to, among other things, consider and, if determined advisable, approve the Arrangement in accordance with the Interim Order, and any adjournments thereof;

"AltaRex Stock Option Plan" means the Stock Option Plan of AltaRex approved by the shareholders of AltaRex on September 11, 2003;

"AltaRex Subsidiaries" means AltaRex US, Corp., and AltaRex International GmbH, each of which is a wholly-owned subsidiary of AltaRex;

"AltaRex Warrants" means the right of the holder of the United Convertible Note to convert such Note into AltaRex Common Shares, and 6,994,000 common share purchase warrants of AltaRex, each of which entitles the holder to acquire, subject to adjustment, one AltaRex Common Share, exercisable at prices between $0.50 and $2.00 per share;

"Arrangement" means an arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms hereof and/or of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Resolution" means the special Resolution of AltaRex Securityholders approving the Plan of Arrangement, as required by the Interim Order and applicable Laws;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made so as to give effect to the Arrangement;

"Assessment" has the meaning ascribed thereto in Section 5.1(a)(iv);

"Asset Sale" has the meaning ascribed thereto in Section 7.1(a);

"Asset Sale Agreement" has the meaning ascribed thereto in Section 7.1(b);

"Assets" has the meaning ascribed thereto in Section 7.1(a);

"Bancorp" means Nova Bancorp Investments Ltd.;

"Bancorp Information" means the information provided to AltaRex by Bancorp for inclusion in and which is contained in the Information Circular;

"Business Day" means any day on which commercial banks are generally open for business in Edmonton, Alberta other than a Saturday, a Sunday or a day observed as a holiday (i) in Edmonton, Alberta under the laws of the Province of Alberta; or (ii) under the federal laws of Canada;

"Claim" has the meaning ascribed thereto in Section 8.6(a);

"Closing" means the closing of the Arrangement;

"Closing Date" has the meaning ascribed thereto in Section 11.1;

"Closing Time" means 10:00 a.m. (Edmonton time) on the Closing Date unless otherwise agreed in writing by Bancorp, AltaRex and Medical;

"Confidentiality Agreement" means the confidentiality provisions in the agreement between Bancorp and AltaRex dated December 1, 2003 in respect of information relating to AltaRex;

"Corporate Laws" means all applicable corporate laws, including the ABCA;

"Court" means the Court of Queen's Bench of Alberta;

"Depository" means the duly appointed depository in respect of the Arrangement at its principal transfer office in Calgary, Alberta;

"Dissent Rights" means the rights of dissent to be granted to certain Shareholders in respect of certain portions of the Arrangement Resolution provided in Section 5 of the Plan of Arrangement and the Interim Order;

"Effective Date" means the date shown on the registration statement issued by the Registrar under the ABCA giving effect to the Arrangement except for the Asset Sale, which shall be completed and become legally effective on December 31, 2003 as prescribed by the Final Order;

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court prior to the Effective Date, or if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Indemnified Party" has the meaning ascribed thereto in Section 8.6;

"Information Circular" has the meaning ascribed thereto in Section 2.5;

"Interim Order" means the interim order of the Court in respect of the Arrangement, as such order may be amended by the Court prior to the Effective Date, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the AltaRex Securityholders' Meeting;

"Laws" means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including, as applicable, the TSX and the TSXV), statutory body or self-regulatory authority and the term "applicable" with respect of such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Material Adverse Change" or "Material Adverse Effect" means, when used in connection with a Party hereto, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, title to assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such Party other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in a state of facts in the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general;

"Medical" means AltaRex Medical Corp.;

"Medical Common Shares" means common shares in the capital of Medical;

"misrepresentation" has the meaning ascribed thereto in the Securities Act (Alberta);

"New Common Shares" means the common shares designated as "new common shares" of AltaRex created pursuant to the Arrangement, and means the common shares in the capital of Twin Butte following completion of the Arrangement, as applicable;

"Notes" means the 10% unsecured notes of AltaRex convertible into 2,530 AltaRex Non-Voting Common Shares (based upon the issued capital of AltaRex on the date hereof, and to be adjusted if additional AltaRex Common Shares are issued subsequently) for each $1,000 of principal and having an aggregate principal value of $4,475,500, issued by AltaRex pursuant to the Private Placement, provided, however, that if Bancorp subscribes for less than $1,674,500 of New Common Shares, the principal amount of Notes shall be increased by the difference between $1,674,500 and the actual subscription amount for the New Common Shares;

"Officer Obligations" means any obligations or liabilities of AltaRex to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements, or directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of AltaRex to officers, employees or consultants for: (i) severance, termination or other payments on or in connection with the reorganization of AltaRex pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to AltaRex's severance policy in the case of employees; (ii) retention bonus payments pursuant to any retention bonus program; or (iii) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with the reorganization, including in connection with the Arrangement;

"Parties" means Bancorp, AltaRex and Medical, and

"Party" means any one of them;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A annexed hereto, as such plan of arrangement may be amended pursuant to this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Private Placement" means the subscription for New Common Shares and Notes for aggregate proceeds of $6,150,000.00 as described in Section 6.1;

"Registrar" means the Registrar of Corporations appointed pursuant to section 263 of the ABCA;

"Representatives", with respect to AltaRex, has the meaning ascribed thereto in Section 5.5;

"Securities Authorities" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"Securities Laws" means any applicable Canadian provincial securities laws, United States securities laws, the "blue sky" or securities laws of the states of the United States and any other applicable securities law;

"subsidiary" has the meaning ascribed thereto in the ABCA;

"Superior Proposal" has the meaning ascribed thereto in Section 5.3;

"Termination Date" means the date of termination of this Agreement pursuant to the terms hereof;

"Twin Butte" means Twin Butte Energy Ltd.;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange and, as applicable, the NEX board of the TSX Venture Exchange;

"United Convertible Note" means the U.S. $433,310 principal amount of 6% convertible fixed term note, convertible into Common Shares at a price of U.S. $0.50 per Common Share issued to United Therapeutics; and

"United Therapeutics" means United Therapeutics Corporation.

1.2         Number and Gender

             In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity).

1.3         Deemed Currency

              Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.4         Interpretation

             The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.5         Article References

              Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.6         Date for any Action

              In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action shall be required to be taken by or on the next succeeding day which is a Business Day.

1.7         Governing Law

              This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.8         Attornment

             The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the choosing of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.9         Accounting Matters

            Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.10      Material

            The terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter, either individually or in the aggregate with other matters, would materially affect a Party or would significantly impede the ability to complete the Arrangement in accordance with this Agreement.

1.11      Disclosure

            Where in this Agreement reference is made to disclosure in writing, or disclosed in writing, on or prior to the date hereof, such disclosure shall be made in writing in a separate memorandum, dated the date hereof and signed by an officer of AltaRex or Bancorp, as the case may be, and delivered to the other Party immediately prior to the execution of this Agreement. Such disclosure memoranda, if any, shall make specific reference to the applicable Sections and paragraphs of this Agreement in respect of which such disclosure is made.

1.12      Reasonable Commercial Efforts

             Where a Party agrees to use "reasonable commercial efforts" herein, the aggregate maximum expenditure which a Party shall be obliged to incur in order to satisfy the "reasonable commercial efforts" threshold in any covenant shall be $100,000, provided, however, that Common Costs incurred by a Party as contemplated by Section 12.8 shall not be included in such amounts.

1.13      Incorporation of Schedules

             The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof;

Schedule A	Plan of Arrangement
Schedule B	Representations and Warranties of Bancorp
Schedule C	Representations and Warranties of AltaRex
Schedule D	Representations and Warranties of Medical

ARTICLE 2
THE ARRANGEMENT

2.1         General

             Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable commercial efforts prior to the Effective Time to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the transactions contemplated by this Agreement and the Plan of Arrangement.

2.2         Steps to be taken by AltaRex

  AltaRex covenants in favour of Bancorp that AltaRex shall:

  if it has not already done so, as soon as reasonably practicable, apply to the Court in a manner acceptable to Bancorp, acting reasonably, under Section 193 of the ABCA, for the Interim Order, providing for, among other things, the calling of the AltaRex Securityholders' Meeting, and thereafter proceed with and diligently seek the Interim Order;

  lawfully convene and hold the AltaRex Securityholders' Meeting for the purpose of, among other things, considering the Arrangement Resolution as soon as reasonably practicable and in any event, on or before February 2, 2004;

  except to the extent required by a Governmental Entity or stock exchange having jurisdiction or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the AltaRex Securityholders' Meeting without the prior written consent of Bancorp; and

  subject to obtaining any approvals as are required by the Interim Order, proceed with and diligently pursue the application of the Court for the Final Order.

  Subject to obtaining the Final Order, AltaRex agrees that it shall, with the co-operation and participation of Bancorp, exert reasonable commercial efforts to make such arrangements with the Registrar as may be necessary or desirable to permit the filing with the Registrar of the Articles of Arrangement to be made effective at 12:01 (a.m.) Alberta time on the Effective Date, the Plan of Arrangement and a certified copy of the Final Order.

  In the event that there is a failure to obtain, or if any of Parties reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity required in connection with the approval of the Arrangement, then the Parties shall use their reasonable commercial efforts to assist each other to successfully implement and complete any alternative transaction structure that does not have negative financial consequences for any party. In the event that the transaction structure is modified as a result of any event contemplated pursuant to this Section 2.2(c) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the parties hereto shall, upon the reasonable request of any party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

2.3     Petition

          AltaRex confirms that the Interim Order provides:

  for the class of persons to whom notice is to be provided in respect of the Arrangement and the AltaRex Securityholders' Meeting and for the manner in which such notice is to be provided;

  that subject to the requirements of the TSX or the TSXV, the requisite approval for the Arrangement shall be not less than 66 % of the aggregate votes cast by the holders of AltaRex Common Shares, AltaRex Options and AltaRex Warrants, voting together as a single class, present in person or by proxy at the AltaRex Securityholders' Meeting, with each holder of AltaRex Common Shares entitled to one vote for each AltaRex Common Share held, each holder of AltaRex Options entitled to one vote for each AltaRex Common Share issuable pursuant to the valid exercise of the outstanding AltaRex Options held by such holder, and each holder of

AltaRex Warrants entitled to one vote for each AltaRex Common Share issuable pursuant to the valid exercise of outstanding AltaRex Warrants held by such holder;

  that, in all other respects, the terms, restrictions and conditions of the AltaRex Governing Documents, including quorum requirements and all other matters, shall apply in respect of the AltaRex Securityholders' Meeting;

  for the grant of Dissent Rights to certain holders of AltaRex Common Shares whose shares of Twin Butte and AltaRex Medical may be cancelled and repurchased as a result of the Arrangement; and

  for such other matters as the parties may agree, acting reasonably.

2.4         AltaRex Securityholders' Meeting

             AltaRex shall take all action necessary in accordance with Securities Laws (including making all necessary applications to Canadian securities regulatory authorities that may be necessary to consummate the transactions contemplated by this Agreement, including the Arrangement), other applicable Laws, the AltaRex Governing Documents and any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold the AltaRex Securityholders' Meeting, such meeting to be held no later than February 2, 2004.

The AltaRex Securityholder's Meeting shall also be and be deemed to be a Shareholder's meeting for each of Medical and Twin Butte for the purposes as set out in the Information Circular, including, inter alia, approval of their respective stock option plans.

2.5         Information Circular

             As promptly as practicable after execution of this Agreement, AltaRex, Medical and Bancorp shall finalize preparation of the Information Circular (setting forth inter alia the recommendation of AltaRex's board of directors set forth in Section 2.6(a) and the opinion of AltaRex's financial advisors referred to in Section 2.6(b) and shall, on a timely basis, use their reasonable commercial efforts to co-operate in the preparation of all other documents and filings and the seeking and obtaining of all consents, orders and approvals, including regulatory and judicial orders and approvals and other matters reasonably determined by AltaRex, Medical and Bancorp to be necessary in connection with this Agreement and the Arrangement. AltaRex shall ensure that the Information Circular and other documents, filings, consents, orders and approvals contemplated by this Section 2.5 are prepared in compliance with, made and/or obtained in accordance with Securities Laws, the ABCA and all other applicable Laws. AltaRex shall mail the Information Circular to the AltaRex Securityholders and to all other persons required by law with respect to the AltaRex Securityholders' Meeting, all in accordance with Securities Laws, other applicable Laws, the AltaRex Governing Documents and the requirements of, as applicable, the TSX or the TSXV or any other regulatory authority having jurisdiction. The term " Information Circular" shall mean such proxy or other required information statement or circular, as the case may be, and all related materials at the time required to be mailed to the AltaRex Securityholders in connection with the AltaRex Securityholders' Meeting and all amendments or supplements thereto, if any. AltaRex, Medical and Bancorp each shall use all reasonable commercial efforts to obtain and furnish the information required to be included in the Information Circular. The information to be provided by AltaRex and Medical for use in the Information Circular and the information to be provided by Bancorp for use in the Information Circular, on both the date the Information Circular is first mailed to AltaRex Securityholders and on the date the AltaRex Securityholders' Meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law, and AltaRex, Medical and Bancorp each agree to correct promptly any such information provided by any of them for use in the Information Circular which has ceased to meet such standard. In any such event, AltaRex shall prepare a supplement or amendment to the Information Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to AltaRex Securityholders and/or filed with the relevant securities regulatory authorities, stock exchanges and/or other Governmental Entity after Bancorp and its counsel and advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to Bancorp as contemplated herein.

2.6         AltaRex Board Recommendation and Fairness Opinion

  AltaRex represents that its board of directors, upon consultation with its advisors, has unanimously determined that:
  the Arrangement is fair from a financial point of view to the AltaRex Securityholders and is otherwise in the best interests of AltaRex and AltaRex Securityholders; and

  AltaRex's board of directors will unanimously recommend that AltaRex Securityholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

  AltaRex represents that its board of directors has received a preliminary opinion from McNally Valuations Inc., that the consideration under the Arrangement is fair from a financial point of view to the AltaRex Securityholders and that such financial advisor has advised it that it will provide a written opinion to such effect before the application for the Interim Order.

2.7         Dissenting Shares

              Each holder of AltaRex Common Shares whose shares of Twin Butte or AltaRex Medical, as applicable, are to be cancelled and repurchased as a result of the Arrangement may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA and the Interim Order (such holders referred to as "Dissenting Shareholders"). AltaRex shall give Bancorp: (i) prompt notice of any written notices of exercise of rights of dissent, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by AltaRex; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Bancorp, except as required by applicable law, AltaRex shall not make any payment with respect to any such rights or offer to settle or settle any such rights. Medical shall have the obligation to deal with all shareholders who are entitled to Dissent with respect to their Medical Common Shares that are subject to cancellation and repurchase and AltaRex shall have the obligation to deal with all Shareholders who are entitled to Dissent with respect to their New Common Shares that are subject to cancellation and repurchase.

2.8         Final Order

             As promptly as practicable after the receipt of the approval of the AltaRex Securityholders, AltaRex shall apply to the Court for the Final Order, in form and substance reasonably satisfactory to Bancorp. The Final Order shall include, inter alia, an order confirming that the Asset Sale described herein was completed and became legally effective on December 31, 2003.

ARTICLE 3
PUBLICITY

3.1         Publicity

             Each of AltaRex, Medical and Bancorp shall advise, consult and cooperate with the other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written public or private statement with respect to this Agreement, the transactions contemplated hereby or any other matters, from the date hereof until the Effective Time. Neither AltaRex, Medical nor Bancorp shall issue any such news release or make any such written public or private statement prior to such consultation, except as may be required by applicable law including, for greater certainty, in order to fulfil AltaRex's continuous disclosure obligations under Securities Laws or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the others taking into account the time constraints to which it is subject as a result of such law or obligation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1         With Respect to Bancorp

(a)     Representations and Warranties

                            Bancorp hereby makes to AltaRex and Medical the representations and warranties set forth in Schedule B to this Agreement and acknowledges that AltaRex and Medical are relying upon those representations and warranties in connection with entering into this Agreement.

(b)     Investigation

                            Any investigation by either AltaRex or Medical or their respective advisors shall not mitigate, diminish or affect the representations and warranties of Bancorp made in or pursuant to this Agreement.

(c)     Survival of Representations and Warranties

                            The representations and warranties of Bancorp contained in this Agreement shall survive the completion of the Arrangement for a period of two (2) years.

4.2         With Respect to AltaRex

(a)     Representations and Warranties

                            AltaRex hereby makes to Bancorp the representations and warranties set forth in Schedule C to this Agreement and acknowledges that Bancorp is relying upon those representations and warranties in connection with entering into this Agreement.

(b)     Investigation

                            Any investigation by Bancorp and its advisors shall not mitigate, diminish or affect the representations and warranties of AltaRex made in or pursuant to this Agreement.

(c)     Survival of Representations and Warranties

                            The representations and warranties of AltaRex contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective.

4.3         With Respect to Medical

(a)     Representations and Warranties

                            Medical hereby makes to AltaRex and Bancorp the representations and warranties set forth in both Schedules C and D to this Agreement and acknowledges that AltaRex and Bancorp are relying upon those representations and warranties in connection with entering into this Agreement.

(b)     Investigation

                            Any investigation by either AltaRex and Bancorp or their respective advisors shall not mitigate, diminish or affect the representations and warranties of Medical made in or pursuant to this Agreement.

(c)     Survival of Representations and Warranties

                            Unless otherwise expressly limited herein, the representations and warranties of Medical made by Medical and contained in this Agreement shall survive the completion of the Arrangement for a period of two (2) years.

4.4        No Other Representations or Warranties

             Except for the representations and warranties contained in this Agreement, none of the Parties make any other express or implied representation or warranty with respect to any matters not specifically represented herein, including, but not limited to, the results of operations of any Party subsequent to the Closing Date, any taxation matters with respect to the operations of any Party subsequent to the Closing Date, or any other matters with respect to the business or operations of any such Party subsequent to the Closing Date.

ARTICLE 5
COVENANTS OF ALTAREX

5.1        Covenants of AltaRex

             AltaRex covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

  except as previously disclosed in writing to or with the prior written consent of Bancorp, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

  except as previously disclosed in writing to Bancorp, it shall not, without the prior written consent of Bancorp, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

  issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

  any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of stock options, warrants or other securities convertible into shares currently outstanding which have been disclosed to Bancorp; or

  except pursuant to the Asset Sale Agreement, any of its assets;
  amend or propose to amend the AltaRex Governing Documents;

  split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

  redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

  reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

  acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

  (A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into, modify, or terminate any interest rate, currency or commodity swaps, hedges or other similar financial instruments; or

  grant a security interest in, or any encumbrance on, or in respect of, any of its assets;
  without the prior written consent of Bancorp, it shall not:

  other than as previously disclosed in writing to Bancorp or pursuant to existing employment, termination or compensation arrangements or policies, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

  other than as previously disclosed in writing to Bancorp or pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

  other than commitments entered into by AltaRex prior to the date of this Agreement, or as contemplated by the Asset Sale Agreement, or the costs relating to implementing the transactions contemplated by this Agreement, directly or indirectly, do any of the following: (i) sell, dispose of, transfer, convey, encumber, pledge, surrender or abandon the whole or any part of its assets; (ii) expend or commit to expend more than $25,000 individually or $50,000 in the aggregate with respect to any capital or operating expense or expenses; (iii) reorganize, amalgamate, merge or otherwise continue AltaRex with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, (vi) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than reflected or reserved against in the AltaRex Financial Statements; or (vii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

  except as otherwise disclosed in writing by AltaRex to Bancorp, it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  it shall:

  use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

  perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences orders and documents governing its assets or to which its assets are subject;

  obtain, on or before the Effective Date: a registrable discharge of security notices nos. 02032605152 and 02041502994 registered under the Personal Property Security Act (Alberta) against the interests of AltaRex.

  not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

  promptly notify Bancorp of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

  it will satisfy all Officer Obligations on or prior to the Effective Date, which obligation may be satisfied by causing Medical to assume such obligations;

  it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement prior to the Effective Date without the prior written consent of Bancorp;

  except as previously disclosed in writing to Bancorp, as required by applicable Laws, this Arrangement or the Asset Sale, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to AltaRex or which would have a Material Adverse Effect on AltaRex;

  it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

  obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

  obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

  effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

  oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Plan of Arrangement;

  fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

  cooperate with Bancorp in connection with the performance by it of its obligations hereunder;

  it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

  it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by Bancorp and implement such pre-arrangement steps or such amendments that it considers to be in the best interests of the AltaRex Securityholders, provided such steps are agreed to in writing by Bancorp;

  it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

  it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

  it will, in a timely and expeditious manner, file, proceed with and diligently prosecute an application to the Court for the Interim Order with respect to the Arrangement, provided that, notwithstanding the foregoing, the Parties agree to consult regarding seeking the Interim Order and mailing the Information Circular;

  it will, in a timely and expeditious manner:
  carry out the terms of the Interim Order;

  prepare, in consultation with Bancorp, and file where required by law the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and AltaRex and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

  solicit proxies for the approval of the Arrangement and related matters in accordance with the applicable Laws and the Interim Order;

  convene the AltaRex Securityholders' Meeting as ordered by the Interim Order;

  provide notice to Bancorp of the AltaRex Securityholders' Meeting and allow Bancorp's representatives to attend the AltaRex Securityholders' Meeting unless such attendance is prohibited by the Interim Order; and

  conduct the AltaRex Securityholders' Meeting in accordance with the Interim Order, the AltaRex Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

  it will, in a timely and expeditious manner, prepare (in consultation with Bancorp) and file where required by law any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the AltaRex Securityholders' Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

  it will, subject to the approval of the Arrangement at the AltaRex Securityholders' Meeting in accordance with the provisions of the Interim Order forthwith proceed with and diligently prosecute an application for the Final Order;

  it will forthwith carry out the terms of the Final Order (to the extent within its power);

  it will, except for individual proxies and other non-substantive communications, furnish promptly to Bancorp a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by AltaRex in connection with the Arrangement or the Interim Order, the AltaRex Securityholders' Meeting or any other meeting of AltaRex Securityholders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;

  it will, within two Business Days of AltaRex receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an 'Assessment"), deliver to Bancorp a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of AltaRex, or the appropriate affiliate, on the assumption that such Assessment is valid and binding;

  it will, subject to the terms hereof, in a timely and expeditious manner, provide to Bancorp all information as may be reasonably requested by Bancorp or as required by the Interim Order or applicable Laws with respect to AltaRex and its business and properties; and

  it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue of securities pursuant to the Arrangement and the resale of such securities (other than by control persons and affiliates and subject to requirements of general application).

5.2         Recommendation of the AltaRex Board of Directors

             The Information Circular shall include the recommendation of the board of directors of AltaRex to the AltaRex Securityholders in respect of the Arrangement as set out in Section 2.6. Notwithstanding any other provision of this Agreement, the board of directors of AltaRex may change its recommendation to the AltaRex Securityholders in respect of the Arrangement from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duty or applicable Laws and, in the event that Sections 5.3 or 5.4 and 9.2 are applicable, if AltaRex and its board are in compliance with those sections and AltaRex has paid any fee applicable under Article 9. The foregoing shall not relieve AltaRex from its obligation to proceed to call and hold the AltaRex Securityholders' Meeting, solicit proxies for such meeting and hold the vote of AltaRex Securityholders in respect of the Arrangement at such meeting.

5.3         AltaRex Covenant Regarding Non-Solicitation

  AltaRex shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by AltaRex, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal.

  AltaRex shall not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal, provided that nothing contained in this Section 5.3 or other provisions of this Agreement shall prevent the board of directors of AltaRex from considering, negotiating, approving or recommending to the AltaRex Securityholders an agreement in respect of an unsolicited written Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of AltaRex subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of AltaRex or its representatives beyond 5:00 p.m. (Edmonton time) on the fourth Business Day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); (iii) in respect of which the board of directors of AltaRex subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the board of directors of AltaRex determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction materially more favourable to its shareholders than the Arrangement (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal, in respect of which the board of directors of AltaRex subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

  Subject to Section 5.3(b) and the ability of AltaRex to carry on business in accordance with Section 5.1, AltaRex shall continue to refrain from participating in any discussions or negotiations with any parties (other than with Bancorp) with respect to any potential Acquisition Proposal. AltaRex agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party. AltaRex further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.

  AltaRex shall immediately notify Bancorp (orally and in writing) of any current or any future Acquisition Proposal of which AltaRex's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to AltaRex in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the securityholders of AltaRex by any person or entity that informs AltaRex that it is considering making an Acquisition Proposal. Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Bancorp may reasonably request, including without limitation the identity of the person and controlling person, if any, making such proposal, inquiry or contact.

  If AltaRex receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of AltaRex, and the board of directors of AltaRex determines that such proposal would be a Superior Proposal pursuant to Section 5.3(b), assuming the satisfactory outcome of a due diligence condition which conforms to this Section 5.3, then, and only in such case, the board of directors may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (provided, however, the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal as proposed) and provided AltaRex sends a copy of any such confidentiality agreement to Bancorp immediately upon its execution, only provide such person with access, in accordance with this Section 5.3, to the same information previously provided to Bancorp. AltaRex shall provide Bancorp with a list of the information provided to the person making the Superior Proposal.

  AltaRex shall ensure that its directors and officers and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.3, and it shall be responsible for any breach of this Section 5.3 by its financial advisors or other advisors or representatives.

5.4         Notice of Superior Proposal Determination

             AltaRex shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to Section 5.3(e)) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (i) it has provided Bancorp with a complete copy of the Acquisition Proposal document which has been determined to be a Superior Proposal; (ii) four (4) Business Days (the "Notice Period") shall have elapsed from the later of the date Bancorp received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal, and the date Bancorp received a copy of the Acquisition Proposal document; (iii) it has paid to Bancorp the fee payable under Article 9; and (iv) it concurrently terminates this Agreement pursuant to Section 10.1. During the Notice Period, AltaRex shall provide a reasonable opportunity to Bancorp to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable AltaRex to proceed with its recommendation to the AltaRex Securityholders with respect to the Arrangement; provided however that any such adjustment shall be at the discretion of AltaRex and Bancorp at the time. The board of directors of AltaRex will review in good faith any offer made by Bancorp to amend the terms of this Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of AltaRex determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Bancorp and will accept the offer by Bancorp to amend the terms of this Agreement and AltaRex and Bancorp agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the board of directors of AltaRex continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Bancorp, AltaRex may, subject to the terms of this Agreement, including the payment of applicable fees under Article 9, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and shall require a four (4) Business Day Notice Period from the date such amendment is communicated to Bancorp (other than an amendment to improve upon a Superior Proposal in respect of which Bancorp has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment). Information provided hereunder shall constitute Confidential Information under the Confidentiality Agreement.

5.5         Access to Information

             Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, AltaRex shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") of Bancorp access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, AltaRex shall furnish promptly to Bancorp all information concerning its business, properties and personnel as Bancorp may reasonably request.

5.6         Merger of Covenants

             The covenants applicable to AltaRex set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6

COVENANTS OF BANCORP

6.1        Subscription

             Bancorp covenants in favour of AltaRex and Medical that;

  it shall, prior to the Closing Time, secure financing, which is to be applied, immediately following the Effective Time, to complete the subscription for the Notes and such number of AltaRex New Common Shares so as to constitute 45% of the voting shares of Twin Butte following the completion of the Arrangement, for total subscription proceeds of $6,150,000; provided that, on a post-Closing basis, the number of:
  Notes owned by Bancorp shall equal 100% of the Notes;

  AltaRex New Common Shares owned by Bancorp will equal 45% of the outstanding AltaRex New Common Shares; and

  AltaRex New Common Shares owned by the original shareholders of AltaRex will equal 55% of the AltaRex New Common Shares;
  the amount of $6,150,000 shall be deposited into trust with Bennett Jones LLP ("BJ"), counsel to Bancorp, prior to Closing and shall be advanced as follows:

  $5,045,000 (the "Medical Transfer Amount") shall be released by BJ to AltaRex for the purpose of subscribing for shares of Medical at the Effective Time, subject to subsection (iii) below; and

  $1,105,000 shall be retained by AltaRex for ongoing working capital following the Arrangement;

  an amount equal to $50,000 shall be withheld from the Medical Transfer Amount and shall be retained by BJ for the payment of any third party accrued liabilities or accounts payable of AltaRex up to and including the Closing Date which remain unpaid at the Closing (the "Closing Debts"). BJ, on behalf of AltaRex, shall pay the amount of any Closing Debts as they come due and AltaRex shall provide Medical with a full and complete accounting respecting all payments (including copies of all third party invoices in respect of the Closing Debts) made pursuant to this subsection; and

  notwithstanding anything contained in subsection (iii), the amount of any holdback under subsection (iii) less the amount of any Closing Debts paid shall be remitted to Medical 60 days after the Closing Date.

6.2         Additional Covenants of Bancorp

             Bancorp covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

  it shall:

  not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

  promptly notify AltaRex of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

  it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

  obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

  effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

  oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Party to consummate, the transactions contemplated hereby or by the Plan of Arrangement;

  fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

  cooperate with AltaRex in connection with the performance by it of its obligations hereunder;

  it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

  it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by AltaRex and implement such pre-arrangement steps or such amendments that it considers to be in its best interests, provided such steps are agreed to in writing by AltaRex;

  it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

  it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

  it will, subject to the terms hereof, in a timely and expeditious manner, provide to AltaRex all information as may be reasonably requested by AltaRex or as required by the Interim Order or applicable Laws with respect to Bancorp and its business and properties; and

  it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue of securities pursuant to the Arrangement and the resale of such securities (other than by control persons and affiliates and subject to requirements of general application).

6.3         Merger of Covenants

             The covenants applicable to Bancorp set out in this Agreement, shall not survive the completion of the Arrangement and subsequent subscription, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 7

MUTUAL COVENANTS TO EFFECT THE PLAN OF ARRANGEMENT

7.1         Mutual Covenants

             Each of AltaRex, Medical and Bancorp shall take all steps as are necessary to carry out the terms of the Arrangement pursuant to the Plan of Arrangement, and specifically and without restriction, the parties make the following covenants:

  To be completed and to have been legally effective on December 31, 2003 and pursuant to the Final Order, AltaRex shall sell and convey (the "Asset Sale") all of its existing assets (the "Assets") (including, without restriction, all contractual rights and obligations of AltaRex) to Medical in exchange for 40,000,000 Medical Common Shares and the assumption of all of the liabilities of AltaRex;

  Medical and AltaRex shall enter into an agreement (the "Asset Sale Agreement"), of purchase and sale in respect of the Asset Sale substantially in the form of Agreement provided to Bancorp by AltaRex prior to the date hereof, having such terms and conditions as are agreed to by Bancorp, acting reasonably and are ordinarily found in agreements of this type, which agreement shall include, without restriction, the assumption by Medical of all rights and obligations of AltaRex respecting AltaRex's existing business, including all contractual rights (subject to any required third party consents) and all intellectual property. The following additional terms shall apply to the Asset Sale and shall be incorporated into the Asset Sale Agreement:

  the transaction shall be legally effective on December 31, 2003;

  Medical shall indemnify AltaRex and its directors, officers and employees for and against any and all liabilities, losses, costs, expenses, claims and damages (including legal costs) directly or indirectly related to the assets and the business carried out by AltaRex prior to the Closing Date, regardless of the date of occurrence of any such liabilities, losses, costs, expenses, claims and damages. Medical shall have the right of carriage, at its expense, of the defense of any lawsuits or claims made against AltaRex in respect of which Medical has indemnified AltaRex;

  if after 60 days following Closing Date any liabilities of the type referred to in Section 7.1(a) remain outstanding, and AltaRex has, by such time, fully expended any amounts withheld pursuant to Section 6.1(a)(iii) and fully complied with its obligations under Section 6.1(a)(iv), Medical shall pay all such outstanding liabilities;

  at the Effective Time AltaRex shall acquire an additional 11,896,936 Medical Common Shares and shall contribute the Medical Transfer Amount to Medical; provided that, if between the date hereof and the Closing Date AltaRex issues any additional AltaRex Common Shares (the "Additional Shares"), then AltaRex shall subscribe for additional Medical Common Shares in an amount equal to the Additional Shares and AltaRex shall contribute to Medical the consideration received by AltaRex for the Additional Shares;

  Medical will use reasonable commercial efforts to seek "reporting issuer" status in each jurisdiction in which AltaRex is, at the date hereof, a reporting issuer, and a listing of the Medical Common Shares on the TSX or the TSXV if the listing conditions imposed by the TSX cannot be met;

  Bancorp shall cause the Private Placement to be completed immediately following the Effective Time; and

  AltaRex agrees that it shall use reasonable commercial efforts to have the AltaRex New Common Shares listed on the TSXV or the NEX board thereof prior to closing or within 30 days thereafter. It is agreed that the Non-Voting Common Shares will not be listed on any exchange and will not be convertible into voting securities of any type.

ARTICLE 8
CONDITIONS PRECEDENT

8.1         Mutual Conditions Precedent

             The respective obligations of the Parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

  the Interim Order shall have been granted in form and substance satisfactory to each of Bancorp, Medical and AltaRex, acting reasonably and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  on or before February 2, 2004 the Arrangement Resolution shall have been passed by the AltaRex Securityholders as required pursuant to the Interim Order, in accordance with the provisions of the ABCA, the AltaRex Governing Documents and any applicable regulatory requirements, and in form and substance satisfactory to each of AltaRex, Medical and Bancorp acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

  on or before February 3, 2004, the Final Order shall have been granted in form and substance satisfactory to each of AltaRex, Medical and Bancorp each acting reasonably;

  the Articles of Arrangement, together with the Final Order, filed with the Registrar in accordance with the Arrangement and Section 193(10) of the ABCA shall be in form and substance satisfactory to each of AltaRex, Medical and Bancorp, each acting reasonably;

  all requisite consents, orders, approvals and authorizations, including, without limitation, regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement (including receipt of a MRRS decision document and/or other discretionary orders from applicable securities regulatory authorities in form reasonably satisfactory to counsel to AltaRex and Bancorp which would exempt all trades in securities of AltaRex and Medical contemplated by the Arrangement from the prospectus and registration requirements of applicable securities legislation) shall have been completed or obtained on terms and conditions satisfactory to each of AltaRex, Medical and Bancorp, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated under the Arrangement, shall have been expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

  the TSX or, failing that, the TSXV shall have accepted notice of the Arrangement and the transactions contemplated thereby and shall have approved the issue of the Medical Common Shares and the listing of the Medical Common Shares, subject only to the conditions that may be imposed by the TSX or the TSXV, as the case may be;

  the Arrangement shall have become effective on or before February 3, 2004;

  there being no change in law (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative,

condition, event or development involving a change or a prospective change) that would materially negatively affect value of AltaRex; and

  there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

  has had or, if the Arrangement Agreement was consummated, would reasonably be expected to result in, a Material Adverse Effect on AltaRex, Medical or Bancorp or would have a Material Adverse Effect on the ability of AltaRex, Medical or Bancorp to complete the Arrangement; or

  the Asset Sale Agreement shall have been executed on terms satisfactory to AltaRex, Medical and Bancorp acting reasonably, in accordance with this Agreement.

The foregoing conditions are for the mutual benefit of each of AltaRex, Medical and Bancorp and may be asserted by each of AltaRex, Medical and Bancorp regardless of the circumstances and may be waived by each of AltaRex, Medical and Bancorp in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which AltaRex, Medical or Bancorp may have.

8.2         Conditions to Obligations of AltaRex

             The obligations of AltaRex to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

  each of the acts and undertakings of each of Medical and Bancorp to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by each of Medical and Bancorp;

  no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;

  Bancorp shall have provided AltaRex and Medical with opinions of Bancorp's counsel in form and substance satisfactory to AltaRex and its counsel, acting reasonably, dated the Effective Date and addressed to AltaRex and Medical to the effect that:

  Bancorp has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

  this Agreement has been duly executed by Bancorp and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

  the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and by the Arrangement and the fulfilment and compliance with the terms and provisions hereof and thereof do not and will not:

  result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents; or

  conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it and of which such counsel has direct and actual knowledge, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the Arrangement;

  except as affected by the transactions contemplated by this Agreement, the representations and warranties of Medical contained in Schedule D and of Bancorp contained in Schedule B shall be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent that such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Medical or Bancorp, and each of Medical and Bancorp shall have complied in all material respects with their covenants in this Agreement and AltaRex shall have received certificates to that effect, dated the Effective Date, from a senior officer of each of Medical and Bancorp, respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and AltaRex shall have no actual knowledge to the contrary.

             The conditions in this Section 8.2 are for the exclusive benefit of AltaRex and may be asserted by AltaRex regardless of the circumstances or may be waived by AltaRex in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which AltaRex may have.

8.3         Conditions to Obligations of Bancorp

             The obligations of Bancorp to consummate the transactions contemplated hereby, and in particular the Private Placement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

  each of the acts and undertakings of each of AltaRex and Medical to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by each of AltaRex and Medical;

  AltaRex and Medical shall have furnished Bancorp with:

  certified copies of the resolutions duly passed by the boards of directors of AltaRex and Medical approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the

AltaRex Securityholders' Meeting and recommending that AltaRex Securityholders vote in favour of the Arrangement; and

  certified copies of the special resolution of AltaRex Securityholders, duly passed at the AltaRex Securityholders' Meeting, approving the Arrangement in accordance with the Interim Order;

  AltaRex shall have mailed the Information Circular and other documentation required in connection with the AltaRex Securityholders' Meeting on or before January 6, 2003;

  holders of not more than 2% of those holders of AltaRex Common Shares who shall be entitled to dissent as a result of their shares of Twin Butte or Medical being cancelled and repurchased pursuant to the Arrangement, shall have exercised rights of dissent in relation to the Plan of Arrangement and AltaRex shall have provided to Bancorp a certificate of an officer of AltaRex certifying on the Effective Date the number of AltaRex Common Shares in respect of which holders have exercised rights of dissent;

  except as affected by the transactions contemplated by this Agreement, the representations and warranties of AltaRex contained in Schedule C and of Medical contained in Schedule D shall be true in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date and except to the extent of the issuance of AltaRex Common Shares on the exercise of AltaRex Options or AltaRex Warrants, as applicable) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on AltaRex, and AltaRex shall have complied in all material respects with its covenants in this Agreement and Bancorp shall have received certificates to that effect, dated the Effective Date, from a senior officer of AltaRex and from a senior officer of Medical, respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Bancorp shall have no actual knowledge to the contrary;

  there shall not have occurred any Material Adverse Change in the business, operations or capital in respect of AltaRex or Medical;

  no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;

  the board of directors of AltaRex shall have approved the Arrangement, recommended that AltaRex Securityholders vote in favour of the Arrangement and shall not have varied, altered or rescinded such recommendation;

  except as otherwise contemplated herein, such of the directors AltaRex as requested by Bancorp shall have provided their resignations, together with releases in favour of AltaRex and Bancorp, effective on the Effective Date, each in a form and substance and on such terms as are satisfactory to Bancorp, acting reasonably;

  there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of Bancorp, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to AltaRex, or entities in which AltaRex has a material interest, with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the Plan of Arrangement;

  AltaRex shall have provided to Bancorp the consent of third parties (if required) to the transactions contemplated hereby, including but not limited to all consents required pursuant to the Asset Sale;

  AltaRex shall have provided Bancorp with opinions of each of AltaRex's and Medical's counsel (as applicable) in form and substance satisfactory to Bancorp and its counsel, acting reasonably dated the Effective Date and addressed to Bancorp to the effect that:

  AltaRex has been duly amalgamated and Medical has been duly incorporated and each of them has been organized and is validly subsisting under the laws of Alberta and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform their obligations hereunder;

  this Agreement has been duly executed by AltaRex and Medical and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

  in the case of each of AltaRex and Medical, the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and by the Arrangement and the fulfilment and compliance with the terms and provisions hereof and thereof do not and will not:

  result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents; or

  conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it and of which such counsel has direct and actual knowledge, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the Arrangement;

  AltaRex shall have received a written fairness opinion from McNally Valuations Inc. confirming its preliminary opinion that the consideration to be issued pursuant to the Arrangement is fair, from a financial point of view, to the AltaRex Shareholders, which opinion shall have been included in the Information Circular;

  AltaRex shall have received an indemnity from Medical in a form reasonably satisfactory to Bancorp for all liabilities, whether current, contingent or otherwise relating to the current activities of AltaRex;

  Any indebtedness of AltaRex which by its terms is assumable has been assumed by Medical with the consent of the lender without further recourse to AltaRex, including the debenture issued by AltaRex to United Therapeutics Inc. dated in April, 2002;

  All security registrations against AltaRex shall have been discharged;

  United Therapeutics shall have agreed to allow AltaRex to assign the United Convertible Note to Medical and for Medical to issue a replacement note so as to assume the obligations thereunder with AltaRex receiving a full release of its obligation under the United Convertible Note.

  AltaRex shall have received a release or similar confirmation from Abbott Laboratories that, among other things, AltaRex has no current or future obligations to Abbott Laboratories;

  AltaRex or Medical (with AltaRex as an additional named insured) shall have obtained, through itself or through Medical at the expense of Medical, product liability insurance, in substance satisfactory to Bancorp, for a period of two (2) years from the Effective Date covering any AltaRex product liability claims arising prior to the Effective Date;

  AltaRex shall have received a written undertaking from Medical to provide reasonable access and assistance to AltaRex US, Corp.'s records as may be required by AltaRex in the future; and

  Bancorp shall have received a letter from PricewaterhouseCoopers LLP relating to a transfer price risk assessment for the 2002 and 2003 fiscal periods for AltaRex and AltaRex US, Corp. in a form satisfactory to Bancorp, acting reasonably and AltaRex shall take such other steps as Bancorp may request, acting reasonably.

  The conditions described in this Section 8.3 are for the exclusive benefit of Bancorp and may be asserted by Bancorp regardless of the circumstances or may be waived by Bancorp in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Bancorp may have.

8.4         Notice and Cure Provisions and Effect of Failure to Comply with Conditions

  Each of AltaRex, Medical and Bancorp shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

  If any of the conditions precedents set forth in Sections 8.1, 8.2 or 8.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

8.5         Satisfaction of Conditions

             The conditions set out in this Article 8 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

8.6         Indemnities

  AltaRex and Medical hereby covenant and agree to indemnify and save harmless Bancorp and the directors, officers, employees and agents of the partners of Bancorp (collectively, the "Indemnified Party") from and against all liabilities, claims, losses, costs (including without limitation legal fees and disbursements on a solicitor and his own client basis) fines, penalties, damages and expenses to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason or in consequence of (i) any incorrectness in or breach of any representation or warranty of AltaRex or Medical contained in this Agreement or any other certificate or instrument executed and delivered pursuant to this Agreement; or (ii) any information or statement contained in the Information Circular relating to AltaRex or Medical or the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges of AltaRex or Medical and whether on a prospective or pro forma basis, containing an untrue statement of a material fact, or omitting to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made or otherwise being inaccurate or containing a misrepresentation. If any matter or thing contemplated by this Section 8.6 (any such matter or thing being hereinafter referred to as a "Claim") is asserted against the Indemnified Party, or if any potential Claim contemplated by this Section 8.6 shall come to the knowledge of the Indemnified Party, the Indemnified Party shall notify AltaRex and Medical as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect AltaRex's or Medical's liabilities under this Section 8.6 except to the extent that the failure materially prejudices AltaRex or Medical and AltaRex and Medical shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. No admission of liability or settlement of any such Claim may be made by AltaRex, Medical or the Indemnified Party, without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld. In respect of any such Claim, the Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf and participate in the defence thereof; provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless AltaRex or Medical does not assume the defence of such suit on behalf of the Indemnified Party within 3 Business Days of AltaRex receiving notice of such Claim; or the named party to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and AltaRex and Medical on the other hand, and the Indemnified Party shall have been advised by their counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case AltaRex or Medical shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

  Bancorp hereby covenants and agrees to indemnify AltaRex and Medical and their directors, officers, employees and agents with respect to (i) any incorrectness in or breach of any representation or warranty of Bancorp contained in this Agreement or any other certificate or instrument executed and delivered pursuant to this Agreement; or (ii) any information or statement contained in the Information Circular as provided by Bancorp to AltaRex for inclusion therein, relating to Bancorp or the business, operations, financial condition, rights, liabilities, prospects or privileges of Bancorp, and the provisions of subsection 8.6(a) shall apply mutatis mutandis to such indemnity, with AltaRex and Medical and their directors, officers, employees and agents as the "Indemnified Party".

ARTICLE 9
AGREEMENT AS TO NON-COMPLETION FEE

9.1         AltaRex Non-Completion Fee

             Upon execution of this Agreement, Bancorp shall deposit $250,000 (the "Bancorp Deposit") with Bennett Jones LLP. If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 10 as a result of:

  a material breach by Bancorp of its covenants and representations and warranties within its direct control (other than as a direct result of and in direct response to a breach by AltaRex or Medical of their obligations) which makes it impossible or unlikely that any of the material conditions precedent for the completion of the Arrangement being satisfied; or

  a material breach by Bancorp of its covenants and representations and warranties within its direct control (other than as a direct result of and in direct response to a breach by AltaRex or Medical of their obligations) which makes it impossible or unlikely that any of the material conditions precedent for the completion of the Arrangement being satisfied; or

  the failure of Bancorp to complete its obligations contemplated by Section 6.1(a) provided that all conditions precedent to be satisfied by AltaRex and Medical have been met;

(each of the above being an "AltaRex Payment Event") the Bancorp Deposit shall be forfeited to AltaRex as a noncompletion fee, in immediately available funds to an account designated by AltaRex within two (2) Business Days after the occurrence of any one of such AltaRex Payment Event and in the case of a failure under (i) above, all reasonable third party costs incurred by AltaRex (to a maximum of $250,000) in connection with the Arrangement shall be paid by Bancorp.

9.2         Bancorp Non-Completion Fee

             Upon execution of this Arrangement, AltaRex shall deposit $500,000 (the "AltaRex Deposit") with Parlee McLaws LLP. If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 10:

  the board of directors of AltaRex withdraws, qualifies or changes any of its recommendations or determinations referred to in Section 2.6(a) in a manner adverse to Bancorp or resolves to do so prior to the Effective Date except where Bancorp is in material breach of any of its material covenants specified in this Agreement; or

  AltaRex enters into any contractual agreement with any person with respect to an Acquisition Proposal prior to the AltaRex Securityholders' Meeting, excluding a confidentiality agreement entered into in compliance with Section 5.3, such an Acquisition Proposal is publicly announced, proposed, altered or made to the AltaRex Securityholders and (A) such Acquisition Proposal has not expired or been withdrawn at the time of the AltaRex Securityholders' Meeting, and (B) the AltaRex Securityholders do not approve the Arrangement; or

  AltaRex or Medical materially breach any of its covenants and representations and warranties within their direct control (other than as a direct result of and in direct response to a breach by Bancorp of its obligations) which breach makes it impossible or unlikely that any of the material conditions precedent set out in Section 8.1 for the completion of the Arrangement being satisfied;

(each of the above being a "Bancorp Payment Event"), then AltaRex shall forfeit to Bancorp the AltaRex Deposit as a non-completion fee in immediately available funds to an account designated by Bancorp within two (2) Business Days after the occurrence of any one of the Bancorp Payment Events, provided, however, that if a Bancorp Payment

Event occurs pursuant to Section 9.2(c), then only $250,000 of the AltaRex Deposit shall be forfeited to Bancorp. In addition, in such latter event, AltaRex will pay all reasonable third party costs and expenses incurred by Bancorp (to a maximum of $250,000) in connection with the Arrangement.

If a Bancorp Payment Event has not occurred and if the AltaRex Securityholders meeting is held and AltaRex fails to obtain AltaRex Securityholder approval to the Arrangement, the only amounts payable hereunder by AltaRex will be Bancorp's reasonable third party costs, including a maximum of $75,000 in due diligence costs, to a collective maximum of $300,000.

9.3         Liquidated Damages

             Each Party acknowledges that the amounts set out in this Article 9 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

9.4         Limited Remedy

             For greater certainty, the Parties agree that the compensation or damages to be received pursuant to this Article 9 is the sole remedy in compensation or damages of the Party receiving such payment; provided however that nothing contained in this Article 9 or Section 10.1, including the payment of an amount under this Article 9, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party acting in bad faith with a clear intent and design to prevent the conditions precedent to this Agreement's completion from being satisfied. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenant or agreement, without the necessity of posting bond or security in connection therewith.

9.5         Return of Deposits

             If the Arrangement is completed and Bancorp satisfies its subscription obligations immediately thereafter, the Bancorp Deposit will be released to Bancorp and the AltaRex Deposit will be released to Medical.

ARTICLE 10
TERMINATION, AMENDMENT AND WAIVER

10.1         Termination

             Subject to Section 10.2, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the AltaRex Securityholders, by the mutual agreement of AltaRex, Medical and Bancorp or by written notice promptly given to the others based on the following:

  by Bancorp if the Information Circular is not mailed to AltaRex Securityholders by January 6, 2003; or

  by either AltaRex or Bancorp, with respect to termination rights specified in Section 8.1, 8.2 or 8.3 or if all of the conditions for Closing the Arrangement for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m., Edmonton, Alberta time, on February 2, 2004, other than as a result of a breach of this Agreement by the terminating Party which has not been cured in accordance with Section 8.4; or

  by Bancorp if the AltaRex Securityholders do not approve the Arrangement at the AltaRex Securityholders' Meeting; or

  by AltaRex upon the occurrence of an AltaRex Payment Event as provided in Section 9.1; or

  by Bancorp upon the occurrence of a Bancorp Payment Event as provided in Section 9.2; or

  by Bancorp if prior to the Effective Time holders of more than 2% of the AltaRex Shares who are entitled to dissent have validly exercised Dissent Rights.

10.2         Effect of Termination

             In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of AltaRex, Medical or Bancorp hereunder except as set forth in Articles 9 and 10 and Section 12.8, which provisions shall survive the termination of this Agreement. Nothing in this Section 10.2 shall relieve any Party from liability for any breach of this Agreement.

10.3         Amendment

             This Agreement may be amended by mutual agreement between the Parties. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

10.4         Waiver

             AltaRex and Medical, on the one hand, and Bancorp, on the other hand, may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the agreements of the other or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the representations or warranties of the other contained herein or in any document delivered by the other; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 11
CLOSING

11.1         Closing Date

             The date of Closing shall be the date selected by AltaRex, Medical and Bancorp, which in any event shall not be later than the first Business Day following the date of the Final Order, and on such date the Closing shall occur in accordance with Sections 11.2 and 11.3.

11.2         Effect of Closing

             On the date of Closing, as promptly as practicable after the satisfaction or, to the extent permitted hereunder, the waiver of the conditions set forth in Article 8, the Parties shall cause the Arrangement to be consummated by the filing of the Articles of Arrangement and any other necessary documents prepared in accordance with the provisions of this Agreement and the ABCA with the Registrar in accordance with the ABCA, and at the Effective Time on the Effective Date, as specified in the Plan of Arrangement, the Arrangement and the other transactions contemplated by the Plan of Arrangement shall occur.

11.3         Place of Closing

             Subject to the termination of this Agreement as provided in Article 10, the closing of the transactions contemplated by this Agreement as detailed in Section 10.2 (the "Closing") will take place at the offices of Parlee Mclaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta on the Effective Date.

11.4         Other Closing Matters

             In addition to the other matters required to be delivered under the terms and conditions of this Agreement, each of AltaRex, Medical and Bancorp shall deliver, at the Closing, such customary certificates, resolutions and other closing documents as may be required by the other Parties hereto, acting reasonably.

ARTICLE 12
GENERAL PROVISIONS

12.1         Notices

             Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any such notice, request, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission shall be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it shall be deemed to have been given and received on the next Business Day.

(a)	If to Bancorp or to	Nova Bancorp Group
	Twin Butte:	Suite 1050
1075 West Georgia Street
Vancouver, BC V6E 3C9

		Attention:	Richard M. Wlodarczak
		Fax:	(604) 637-1193

	with a copy to:	Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
		Calgary, AB	T2P 4K7

		Attention:	Donald M. Boykiw
		Fax:	(403) 265-7219

(b)	if to AltaRex or	AltaRex Medical Corp.
	Medical:	1123 Dentistry/Pharmacy Bldg.
University of Alberta
Edmonton, AB T6G 2N8

		Attention:	Robin Salmon
		Fax:	(780) 436-0068

	with a copy to:	Parlee McLaws LLP
1500 Manulife Place
10180 - 101 Street
Edmonton, AB T5J 4K1

		Attention:	Kevin Lynch
		Fax:	(780) 423-2870

12.2         Time of Essence

             Time shall be of the essence in this Agreement.

12.3         Entire Agreement

             Except for the various collateral agreements entered into in contemplation of the Arrangement, this Agreement constitutes the entire agreement between the Parties and cancels and supersedes all prior agreements (including the letter agreement dated December 1, 2003) and understandings between the Parties with respect to the subject matter hereof. To the extent that provisions of the Confidentiality Agreement conflict with provisions of this

Agreement, the provisions of this Agreement shall govern. The respective boards of directors of AltaRex and Bancorp hereby consent under the Confidentiality Agreement (for so long as this Agreement remains in effect and has not been terminated) to the actions of the other taken to consummate the Arrangement and the transactions contemplated thereby and to actions taken to propose amendments thereto under this Agreement.

12.4         Assignment

             Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Bancorp may assign all or any part of its rights to subscribe for any of the securities to be acquired to any party provided that if such assignment takes place, Bancorp shall continue to be liable to the other Parties for any default in performance by the assignee.

12.5         Binding Effect

             This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

12.6         Further Assurances

             Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

12.7         Severability

             If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

12.8         Costs

             Except as contemplated below, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. AltaRex and Medical shall share, on a 50/50 basis, all costs ("Common Costs") associated with the consummation of the Arrangement (commencing after December 1, 2003) including, without restriction, the costs of negotiating and preparing this Agreement and the Information Circular and all related legal costs, costs of printing and mailing the Information Circular, transfer agent and depository costs, audit costs, listing fees and the provision of any fairness opinion, up to a maximum of $500,000 in the aggregate. To the extent the Common Costs exceed $500,000 in the aggregate, any such excess will be for the account of Medical and will be credited against any funds which would otherwise be provided to Medical as contemplated herein.

12.9         Counterpart Execution

             This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

             IN WITNESS WHEREOF, Bancorp, AltaRex and Medical have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOVA BANCORP INVESTMENTS LTD.		ALTAREX CORP.

Per:	"Richard M. Wlodarczak"	Per:	"Robin Salmon"
Name:	Richard M. Wlodarczak	Name:	Robin Salmon
Title:	President	Title:	Chief Financial Officer

ALTAREX MEDICAL CORP.

		Per:	"Robin Salmon"
		Name:	Robin Salmon
		Title:	Chief Financial Officer

SCHEDULE A

to the Arrangement Agreement dated as of December 23, 2003 among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp.

The full text of the Plan of Arrangement is reproduced as Appendix D of this Information Circular.

SCHEDULE B

to the Arrangement Agreement dated as of December 23, 2003 among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp.

REPRESENTATIONS AND WARRANTIES OF BANCORP

As of the date hereof, Bancorp hereby represents and warrants to AltaRex and Medical as follows and acknowledges that each of AltaRex and Medical is relying upon these representations and warranties in connection with the entering into of this Agreement:

3.         Organization and Qualification

Bancorp is a corporation validly existing under the laws of the Province of British Columbia and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.

4.         Authority Relative to this Agreement

Bancorp has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Bancorp's board of directors, and no other corporate proceedings on the part of Bancorp are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Bancorp and constitutes a legal, valid and binding obligation of Bancorp enforceable against Bancorp in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

5.         Funds Available

Bancorp has made adequate financial arrangement prior to the execution of this Agreement to ensure that sufficient funds are available to allow Bancorp to carry out its obligations hereunder.

6.         Litigation

There are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Bancorp, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of Bancorp.

SCHEDULE C

to the Arrangement Agreement dated as of December 23, 2003 among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp.

REPRESENTATIONS AND WARRANTIES OF ALTAREX

AltaRex hereby represents and warrants to Bancorp as follows and acknowledges that Bancorp is relying upon these representations and warranties in connection with the entering into of this Agreement:

1.         Organization and Qualification

AltaRex is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted. AltaRex is duly registered to do business and is in good standing in each jurisdiction where the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on AltaRex taken as a whole.

2.         Authority Relative to this Agreement

AltaRex has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by AltaRex's board of directors, and no other corporate proceedings on the part of AltaRex are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by AltaRex and constitutes a legal, valid and binding obligation of AltaRex enforceable against AltaRex in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

3.         No Violations

  Except as previously disclosed in writing to Bancorp, neither the execution and delivery of this Agreement by AltaRex, the completion of the transactions contemplated hereby nor the fulfillment and compliance by AltaRex with any of the terms and provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent (other than the consent of its commercial banker), approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of AltaRex or its subsidiaries under, any of the terms, conditions or provisions of (x) the AltaRex Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which AltaRex is a party or to which it, or any of its properties or assets, may be subject or by which AltaRex is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to AltaRex (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of AltaRex taken as a whole or on the ability of AltaRex to consummate the transactions contemplated hereby).

  Other than in connection with or in compliance with the provisions of Securities Laws: (i) there is no legal impediment to AltaRex's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by AltaRex in connection with the consummation of the transactions contemplated, except for satisfaction of the TSX's conditions to the Asset Sale and the listing of the Medical Common Shares following the Arrangement and such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of AltaRex to consummate the transactions contemplated hereby.

4.         Capitalization

The authorized share capital of AltaRex consists of an unlimited number of common shares and an unlimited number of preferred shares, of which only 51,896,936 common shares are issued and outstanding. As of the date hereof, 8,138,368 AltaRex Common Shares are issuable pursuant to the exercise of outstanding AltaRex Options, 6,994,000 AltaRex Common Shares are issuable pursuant to AltaRex Warrants (other than the United Convertible Note) and 1,200,000 Common Shares are issuable pursuant to the Agent's Option.

AltaRex also has outstanding a note payable of US $441,691 to United Therapeutics Corporation, which is convertible into AltaRex Common Shares at a price of US$0.50 per share at any time at the option of the holder. The Note bears interest at 6% per annum, interest is payable quarterly and is due in August 2005.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AltaRex of any securities of AltaRex (including the AltaRex Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of AltaRex (including the AltaRex Common Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of AltaRex.

All outstanding AltaRex Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and all AltaRex Common Shares issuable upon exercise of outstanding AltaRex Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable.

5.         No Material Adverse Change

Since September 30, 2003, AltaRex has not experienced any Material Adverse Change, nor have there been any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change.

6.         No Undisclosed Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) disclosure in the financial statements of AltaRex which are filed in SEDAR; (iii) pursuant to the terms of this Agreement; or (iv) as disclosed in writing to Bancorp, AltaRex has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of AltaRex). All accounts payable and accrued liabilities have been disclosed in writing to Bancorp and will be paid and/or assumed by Medical.

7.         Government Incentives

All filings made by AltaRex under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable Law (except as disclosed herein) and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on AltaRex's accounts to be recovered or disallowed.

8.         Impairment

Neither the entering into of this Agreement or the consummation of the Arrangement will result in a Material Adverse Change.

9.         Brokerage Fees

AltaRex has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Stonebridge Merchant Capital has been retained as AltaRex's financial advisor in connection with certain matters including the transactions contemplated hereby. AltaRex has delivered to Bancorp either a true and complete copy of its agreement with such party or written advice as to its financial obligations to such party. All obligations of AltaRex pursuant to such agreement shall be assumed by Medical.

10.        Conduct of Business

Except as disclosed to Bancorp in writing, since December 31,2002, AltaRex has not: (i) amended its articles, bylaws or other governing documents, including the AltaRex Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders.

Other than has been publicly announced by AltaRex, since December 31, 2002 AltaRex has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of AltaRex's ordinary and historical business practices, violations which would not have any material adverse effect on the business, operations or financial condition of AltaRex or would materially affect AltaRex's ability to consummate the transactions contemplated hereby.

11.        Subsidiaries

AltaRex's only subsidiaries are the AltaRex Subsidiaries and all of the shares of such subsidiaries are owned by AltaRex directly with valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever. Further, no persons has any right, whether contractual or otherwise, to acquire any of the shares of such subsidiaries from AltaRex or to acquire any of the unissued shares or other securities of such subsidiary. AltaRex has no liabilities, commitments, guarantees or any other obligations whatsoever to any person with respect to any liabilities, commitments or obligations of the AltaRex Subsidiaries, including, but not limited to, any employee obligations.

12.        Litigation

There are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting AltaRex, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of AltaRex.

13.        Reports and Financial Statements

  AltaRex has filed on SEDAR true and complete copies of the Information Circular relating to AltaRex's 2003 annual meeting of shareholders, its 2002 Annual Report to shareholders and its Renewal Annual Information Form for the year ended December 31, 2002. As of their respective dates, such documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and complied in all material respects with all applicable Laws.

  AltaRex's audited financial statements as at and for the years ended December 31, 2002, 2001 and 2000 and its unaudited financial statements as at and for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003 have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of AltaRex's independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position, results of operations and changes in financial position of AltaRex as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

  AltaRex will deliver to Bancorp as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Bancorp, as to which AltaRex makes no representation) to the extent that such reports or statements are required by applicable Laws, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all Applicable Laws.

The financial statements of AltaRex issued by AltaRex or to be included in such reports and statements (excluding any information therein provided by Bancorp, as to which AltaRex makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of AltaRex's independent accountants or (B) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of AltaRex as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments).

14.        Books and Records

The minute books of AltaRex are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof. The books of account and other records, whether of a financial or accounting nature or otherwise, of AltaRex and its subsidiaries have been maintained in accordance with prudent business practices. To the knowledge of AltaRex there are no shareholders agreements in place concerning the ownership, voting or transfer of the AltaRex Common Shares.

15.        Data and Information

The data and information in respect of AltaRex and its assets, liabilities, business, operations and capital provided by AltaRex to Bancorp was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

16.        Environmental

Except as disclosed to Bancorp in writing, AltaRex is not aware of, nor has received, any order or directive which relates to environmental matters that would have any material adverse effect on the business, operations or financial condition of AltaRex and which requires any material work, repairs, construction, or capital expenditures; or any demand or notice with respect to the material breach of any environmental, health or safety law applicable to AltaRex or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

17.        Patients and Informed Consent

AltaRex has no liability, contingent or otherwise, to any person for failure of AltaRex to properly obtain informed consent of subjects for any tests, studies or other matters relating to AltaRex's business.

18.        Compliance with Law

AltaRex has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to AltaRex or materially affect the ability of AltaRex to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

19.        Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of AltaRex's business are valid and subsisting and AltaRex is not in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations where such default would have a Material Adverse Affect.

20.        Terminated Agreements

All agreements that have been terminated by AltaRex or by third parties have been properly completed by such parties and there are no agreements where a third party is capable of disputing such termination.

21.        Employment Agreements

Particulars of the Officer Obligations and true and accurate copies of all written agreements between AltaRex and any of its employees, officers, directors and consultants have been provided to Bancorp, and AltaRex is not a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by AltaRex on a change of control of AltaRex or severance of employment or a consulting arrangement, and AltaRex agrees not to amend the terms and conditions of any of the foregoing. All officers of AltaRex have no current or expected claims against AltaRex with respect to employment or severance matters.

22.        Employee Benefit Plans

AltaRex currently has four employees. AltaRex does not have any existing employee benefit and/or bonus plans which will remain an obligation of AltaRex after Closing. There are no amounts payable under employee benefit and/or bonus plans other than with respect to the current four employees of AltaRex. All contributions (including premiums) required by law or contract under all employee benefit plans to and including December 23, 2003 have been paid or accrued as at that date.

23.        No Guarantees

AltaRex is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation other than indemnity agreement with each director and officer of AltaRex.

24.        No Repayments Owing

AltaRex is not a party to or bound by any agreement whereby any amounts advanced to it whether by way of grant, loan, royalty or otherwise obligate AltaRex to refund or repay such amounts, except for such agreements where Medical shall have assumed such obligations and the counterparty thereto has consented to such assumption without recourse to AltaRex.

25.        Intellectual Property

"Intellectual Property" means (i) trademarks, trade names, business names, brand names, domain names and service marks and all goodwill attached thereto; (ii) inventions, patents, pending patent applications, patent rights, designs, industrial design registrations and applications; (iii) rights in or to works of authorship, data, databases, and compilations in which copyright subsists, copyrights, copyright registrations and applications and all benefits of waivers of moral rights; (iv) know-how, trade secrets and confidential information; and (v) other intellectual property rights including personality rights, whether existing by law or equity or otherwise.

None of the Intellectual Property owned by AltaRex includes any provision whatsoever that limits or impairs AltaRex's ability to consummate the Arrangement.

No person has made any threat or provided any written claim asserting the invalidity, unenforceability or misuse of any Intellectual Property whether owned by or used by AltaRex and no person has made any threat or provided any written claim of any infringement or breach of any industrial or intellectual property rights of such person by AltaRex which remains unsettled as of the date hereof, nor has AltaRex received any notice that the conduct of its business infringes any industrial or intellectual property rights, moral rights, privacy rights, or personality rights of any other person.

The conduct of the business of AltaRex does not infringe upon the trademarks, trade names, business names, patents, inventions, know-how, copyrights, moral rights, privacy rights, personality rights, service marks, brand marks, franchises, industrial designs and all other industrial or intellectual property rights, domestic or foreign, of any other person.

26.        Tax Matters

  For purposes of this Agreement, the following definitions shall apply:

  The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which AltaRex or any of its subsidiaries is required to pay, withhold or collect.

  The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

  Except as previously disclosed to Bancorp, all Returns required to be filed by or on behalf of AltaRex have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by AltaRex with respect to items or periods covered by such Returns.

  All withholdings on account of taxes or other applicable source deductions from any payments made to any non resident of Canada or to any employee, director or officer, for Goods and Services Taxes, or as otherwise required by applicable law have been properly made and remitted.

  AltaRex has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2002 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

  For the years ended December 31, 2002, 2001 and 2000, AltaRex has made available to Bancorp true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by AltaRex or on behalf of AltaRex relating to Taxes; and (ii) all material Returns for AltaRex.

  No material deficiencies exist or have been asserted with respect to Taxes or Returns of AltaRex; AltaRex is not a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against AltaRex or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of AltaRex. The Returns of AltaRex have been audited by a government or taxing authority for the 2001 and prior taxation years in respect of inter-corporate management fees and all outstanding issues therefrom have been resolved. Presently there is no audit in process, pending or threatened.

  AltaRex has provided adequate accruals in its financial statements for the year ended December 31, 2002 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of AltaRex arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on AltaRex.

27.         Reporting Issuer Status and Principal Business Corporation

AltaRex is a "reporting issuer" in material compliance with all applicable securities laws of each of the provinces of Canada and the AltaRex Common Shares are only listed on the TSX and on the Electronic Quotation System of the Pink Sheets LLC under the trading symbol "ACXFF".

28.         Insurance

Policies of insurance in force as of the date hereof naming AltaRex as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of AltaRex. All such policies of insurance shall remain in force and effect and shall not be canceled or otherwise terminated as a result of the transactions contemplated hereby.

29.         Disclosure

AltaRex has disclosed to Bancorp in writing any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on AltaRex, materially and adversely affects the ability of AltaRex to consummate the transactions contemplated hereby, or cause a Material Adverse Affect on AltaRex following completion of the Arrangement.

30.         U.S. Securities Laws

AltaRex is a "foreign private issuer" as that term is defined in Rule 405 of the U.S. Securities Act of 1933, as amended (the "Securities Act'). The AltaRex Common Shares are registered under section 12(g) of the U.S. Exchange Act, and AltaRex has filed all registration statements, reports, forms and other documents (the "U.S. Securities Filings") required to be filed under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act (collectively, the "U.S. Securities Laws"), all of which complied in all material respects with the requirements of U.S. Securities Laws. None of the U.S. Securities Filings at the date of its filing contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading in light of the circumstances in which they were made. No filing of any kind is required to be made by AltaRex pursuant to the Securities Act or the Exchange Act, and no approval must be received from the U.S. Securities and Exchange Commission (the "SEC"), in connection with the

Arrangement; provided that AltaRex must file the Information Circular and any amendment or supplement thereto with the SEC under cover of a Form 6-K and may be required to file a Schedule 13e-3.

31.         Phase I and II Complete

All obligations of AltaRex in connection with the phase I trials in connection with BrevaRex® MAb and phase I and phase II trials in connection with OvaRex® MAb have been satisfied.

SCHEDULE D

to the Arrangement Agreement dated as of December 23, 2003 among
Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp.

REPRESENTATIONS AND WARRANTIES OF MEDICAL

Medical hereby represents and warrants to AltaRex and Bancorp as follows and acknowledges that each of AltaRex and Bancorp is relying upon these representations and warranties in connection with the entering into of this Agreement:

32.         Organization and Qualification

Medical is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.

33.         Authority Relative to this Agreement

Medical has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Medical's board of directors, and no other corporate proceedings on the part of Medical are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Medical and constitutes a legal, valid and binding obligation of Medical enforceable against Medical in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

34.         Capitalization

The authorized share capital of Medical consists of an unlimited number of common shares and preferred shares, of which, at the date hereof, one (1) common share is issued and outstanding.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Medical of any securities of Medical or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Medical, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Medical. The one outstanding Medical Share has been duly authorized and validly issued, and is fully paid and non-assessable.

35.         Litigation

There are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Medical at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of Medical.

APPENDIX C

INTERIM ORDER

Action No. 0303 23540

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a proposed arrangement involving AltaRex Corp., its securityholders, AltaRex Medical Corp. and Nova Bancorp Investments Ltd.

BEFORE THE HONOURABLE	At the Law Courts Building, Edmonton, Alberta, on
CHIEF JUSTICE A.H.J. WACHOWICH	Monday, the 22nd day of December 2004.
IN CHAMBERS

INTERIM ORDER

UPON THE PETITION of AltaRex Corp. ("AltaRex") pursuant to Section 193 of the Business Corporations Act, R.S.A. 2000 c. B-9 ("ABCA"); AND UPON READING the said Petition and the Affidavit of Robin Salmon, Director and Chief Financial Officer of AltaRex and the Exhibits thereto, filed; AND UPON NOTING that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been notified of this application in accordance with Section 193(8) of the ABCA and does not intend to appear or make submissions; AND UPON HEARING counsel for the Petitioner;

IT IS HEREBY ORDERED, ADJUDGED AND DECLARED THAT:

  Capitalized terms not otherwise defined herein shall have the meaning given in the draft information circular of AltaRex (the "Information Circular") attached as Exhibit "A" to the Affidavit of Robin Salmon sworn December 18, 2003 and filed December 19, 2003 (the "Salmon Affidavit").

  Service of notice of this application upon the Executive Director is hereby deemed good and sufficient and service of notice of this application on any other party is hereby dispensed with.

  AltaRex shall proceed pursuant to section 193 of the ABCA to convene a special meeting (the "Meeting") of the holders of its issued and outstanding common shares (the "Common Shares") to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a proposed plan of arrangement (the "Arrangement") involving AltaRex, its said holders of Common Shares (the "Shareholders") as well as the holders of its warrants ("Warrants") and options ("Options") to purchase Common Shares (collectively, the "Securityholders") AltaRex Medical Corp. ("Medical") and Nova Bancorp Investments Ltd. ("Bancorp"), a true copy of which Arrangement in its substantially final form is attached as Appendix "D" to the Information Circular. At the Meeting, AltaRex may also transact such other business as is contemplated by the Information Circular or as otherwise may properly be brought before the Meeting.

  The Arrangement is an arrangement within the meaning of Section 193 of the ABCA.

  The terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the persons affected thereby.

  The material contained in the Information Circular relating to the interests of persons in matters to be acted on by AltaRex satisfies the directors' disclosure requirements of Section 193(5)(b) of the ABCA.

Notice of the Meeting

  The only persons entitled to notice of the Meeting shall be the registered Securityholders as they may appear on the records of AltaRex as at the close of business on the record date for the Meeting (the "Record Date"), the directors and auditors of AltaRex, and the Executive Director.

  At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, there shall be mailed or delivered with postage prepaid, to Securityholders of record at the close of business on the Record Date, to the directors and auditors of AltaRex and to the Executive Director:

(a) Notice of Special Meeting of AltaRex;
(b) the Information Circular; and
(c) a Notice of Petition;

all in substantially the form as in Exhibit "A" to the Salmon Affidavit, with such amendments as counsel for AltaRex may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, together with instruments of proxy and such other material as AltaRex may consider fit, with such mailing or delivery constituting good and sufficient service of the Notice of the Petition, the Meeting, the hearing in respect of the Petition, this Order and the application for the Final Order (as defined hereunder) approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

  The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

Proxies

  Any registered holder of Common Shares, Warrants or Options (collectively, the "Securities") as at the close of business on the Record Date, subject to the bylaws of AltaRex and the provisions of the ABCA with respect to persons who become registered holders of Securities after such date, may attend the Meeting and vote at the Meeting (except that holders of Options or Warrants that have been exercised, expired or otherwise terminated before the Meeting may not attend or vote at the Meeting) either in person or by proxy. Any usual or common form of instruments of proxy may be used for such purpose.

  To be valid, a proxy must be deposited with AltaRex in the manner described in the Information Circular.

Conduct of the Meeting

  The chairman of AltaRex or, failing him, the president of AltaRex or, failing him, any other officer of AltaRex or failing them any person to be chosen at the Meeting, shall be the chairman of the Meeting.

  The quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 25% of the aggregate of the Common Shares, Warrants and Options entitled to be voted at such Meeting, provided that, if no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the chairman of the Meeting, and at such adjourned Meeting, those persons present in person or by proxy, entitled to vote at such Meeting, will constitute a quorum for the adjourned Meeting.

  Subject to what may be provided hereafter, at the Meeting and with respect to the Arrangement Resolution, each holder of Common Shares shall be entitled to one vote for each Common Share held, and each holder of Warrants or Options shall be entitled to one vote for each Common Share that such holder would be entitled to receive upon the valid exercise of such Warrants or Options.

  The majority required to pass the Arrangement Resolution shall be not less than two-thirds (66 2/3%) of the aggregate votes cast by the Securityholders, voting together as a single class, in person or by proxy, in respect of the Arrangement Resolution at the Meeting.

  In respect of matters to be brought before the Meeting pertaining to items of business affecting Medical or AltaRex other than the special resolution approving the Arrangement, each holder of Common Shares shall be entitled to one vote on a ballot at the Meeting for each Common Share held and the holders of Warrants and Options shall not be entitled to any votes in respect thereof. Further, with respect to items of business affecting Medical, the Information Circular shall be deemed to be an appropriate form of information circular of Medical for the purpose of approving the items of business affecting Medical, and such resolutions will be effective resolutions of the shareholders of Medical as if passed at a meeting of the shareholders of Medical entitled to vote on such matters.

  In all other respects, the Meeting shall be conducted in accordance with the bylaws of AltaRex and the ABCA, subject to such modifications as may be adopted at the Meeting.

Dissent

  Only those registered Shareholders whose shares of Medical and/or Twin Butte Energy Ltd. (as AltaRex will be known post-arrangement, hereinafter referred to as "Twin Butte") are subject to cancellation and repurchase pursuant to the Arrangement shall be granted the right to dissent in respect of those shares subject to cancellation and repurchase and, if the Arrangement becomes effective, to be paid the fair value of the securities which they otherwise would have been entitled to receive in accordance with the provisions of Section 191 of the ABCA.

  A Shareholder may not exercise the right of dissent in respect of only a portion of such Shareholder's Common Shares but may dissent only with respect to all of the Common Shares, held by the Shareholder.

  Notwithstanding subsection 191(5) of the ABCA, the written objection required to be sent to AltaRex by a dissenting shareholder pursuant to subsection 191(5) of the ABCA must be received by AltaRex c/o Parlee McLaws LLP, Attention: Kevin Lynch, at the address set out below, by 5:00 p.m. (Edmonton time) on the business day (meaning a day other than a Saturday, a Sunday or a statutory holiday in Canada) immediately preceding the date of the Meeting, and otherwise comply with the requirements of Section 191 of the ABCA.

  A dissenting Shareholder shall not be entitled to vote his Common Shares at the Meeting, either in person or by proxy, in favour of the resolution approving the Arrangement.

  Notice to Shareholders of the right of dissent with respect to the Arrangement Resolution and the right to receive, subject to the provisions of the ABCA, the fair value of their shares in Medical or

Twin Butte, as the case may be, shall be good and sufficiently given by including information with respect thereto in the Information Circular.

  The holders of Common Shares shall not have any right to dissent whether statutory or otherwise with respect to any resolution related to the Asset Purchase Agreement between AltaRex and Medical dated December 30, 2003 except as may be otherwise provided in this Order.

The Petition

  Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, AltaRex may apply before this Court for approval of the Arrangement by a final order (the "Final Order"), which application shall be heard by this Honourable Court at the Court House, in the City of Edmonton, Alberta, on the 2nd day of February, 2004 at 2:00 p.m., or so soon thereafter as counsel may be heard together with any evidence or materials which are to be presented to the Court. Service of such notice on AltaRex shall be effected by service upon the solicitors for AltaRex, Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, Attention: Kevin Lynch.

  Any Securityholder and any other interested person may appear at the application for Final Order, provided that such Securityholder or person shall file with this Court and serve on the solicitors for AltaRex on or before 12:00 p.m. (noon) on January 20, 2004, a Notice of Intention to Appear setting out the address for service in respect of such Securityholder or person, and indicating whether such Securityholder or person intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to this Court. Service of such notice on AltaRex shall be effected by service upon the solicitors for AltaRex, Parlee McLaws LLP, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, Attention: Mr. Jeremy H. Hockin.

  In the event the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjourned dated.

  AltaRex shall be entitled at any time to seek leave to vary this Order.
(Signed) "A.H.J. Wachowich"
CHIEF JUSTICE A.H.J. WACHOWICH C.Q.B.A.
ENTERED this 22nd day of December, 2004.

(signed) "Clerk"
The Clerk of the Court

Action No. 0303 23540

IN THE COURT OF QUEEN'S

BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business
Corporations Act, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a proposed arrangement
involving AltaRex Corp., its securityholders, AltaRex
Medical Corp. and Nova Bancorp Investments Ltd.

INTERIM ORDER

PARLEE McLAWS LLP
Barristers & Solicitors
1500, 10180-101 Street
Edmonton, Alberta T5J 4K1
Attention: Jeremy H. Hockin
Telephone: (780) 423-8532
Facsimile: (780) 423-2870

File Number: 53513-30

APPENDIX D

PLAN OF ARRANGEMENT

UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
DEFINITIONS

1.1         In this Plan, unless the context otherwise requires:

  "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B9, as amended, including the regulations promulgated thereunder;

  "Agent" means Acumen Capital Finance Partners Limited;

  "Agent's Option" means the Agent's option to purchase 600,000 units, each unit being comprised of one Common Share and one Common Share purchase warrant at an exercise price of $0.43 per unit, which option was issued on October 20, 2003 and expires on October 20, 2004;

  "AltaRex" means AltaRex Corp., a corporation incorporated under the ABCA;

  "AltaRex Common Shares" means common shares in the capital of AltaRex prior to the completion of the Arrangement as constituted on the date hereof;

  "AltaRex Dissenting Shares" means those Twin Butte or AltaRex Medical Common Shares which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 5.1;

  "AltaRex New Common Shares" means the common shares designated as "new common shares" of the corporation to be created as part of the Arrangement, and having the rights, privileges, restrictions and conditions set forth in Article 7 hereof,

  "AltaRex Non-Voting Common Shares" means the new class of non-voting common shares of AltaRex to be created as part of the Arrangement and having the rights, privileges, restrictions and conditions set forth in Article 7 hereof;

  "AltaRex Options" means the Agent's Option and the stock options issued to directors, senior officers, employees and consultants of AltaRex permitting the holders thereof to purchase an aggregate of up to 8,138,368 AltaRex Common Shares, at the exercise prices and for the terms and quantities disclosed to Bancorp in writing prior to the date hereof;

  "AltaRex Securities" means AltaRex Common Shares, AltaRex Options and AltaRex Warrants;

  "AltaRex Securityholders" means the holders of AltaRex Common Shares, AltaRex Options and AltaRex Warrants;

  "AltaRex Securityholders' Meeting" means the meeting of the holders of AltaRex Common Shares, AltaRex Options and AltaRex Warrants to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order and any adjournments thereof;

  "AltaRex Subsidiaries" means AltaRex US, Corp., and AltaRex International GmbH, each of which is a wholly-owned subsidiary of AltaRex;

  "AltaRex Warrants" means the right of the holder of the United Convertible Note to convert such Note into AltaRex Common Shares, and 6,994,000 common share purchase warrants of AltaRex, each of which entitles the holder to acquire, subject to adjustment, one AltaRex Common Share, exercisable at prices between $0.50 and $2.00 per share

  "Arrangement" means the arrangement contemplated by this Plan pursuant to Section 193 of the ABCA;

  "Articles" means the Articles of Incorporation of AltaRex as the same have been amended, restated or changed;

  "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

  "Assets" means all of AltaRex's assets related to its existing business, including, without restriction, all of its interest in the AltaRex Subsidiaries;

  "Bancorp" means Nova Bancorp Investments Ltd., a corporation incorporated under the laws of the Province of British Columbia;

  "business day" means a day, other than a Saturday, Sunday or other day, when banks in the City of Edmonton, Alberta are not generally open for business;

  "Court" means the Court of Queen's Bench of Alberta;

  "Depository" means the duly appointed depository in respect of the Arrangement at its principal transfer office in Calgary, Alberta;

  "Effective Date" means the date on which Articles of Arrangement are filed with the Registrar, except for the transfer of the Assets to Medical, which shall be completed and become legally effective on December 31, 2003 as prescribed by the Final Order;

  "Effective Time" means 12:01 a.m. (Edmonton time) on the Effective Date;

  "Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  "Indemnity" means the indemnification given by Medical to AltaRex and its directors, officers and employees pursuant to the purchase and sale agreement entered into in respect of the conveyance of the Assets by AltaRex to Medical, for and against any and all liabilities, losses, costs, expenses, claims and damages (including legal costs) directly or indirectly related to the Assets and the business carried out AltaRex and by Medical utilizing the Assets, regardless of the date of occurrence of any such liabilities, losses, costs, expenses, claims and damages;

  "Information Circular" means the management proxy circular of AltaRex relating to the AltaRex Securityholders' Meeting to be forwarded by AltaRex to the AltaRex Securityholders in connection with the transactions contemplated in this Agreement;

  "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the

  Arrangement and the holding of the AltaRex Securityholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  "Letter of Transmittal" means the letter of transmittal accompanying the Information Circular sent to the holders of AltaRex Common Shares for receiving New Common Shares and Medical Common Shares, in exchange for their AltaRex Common Shares;

  "Medical" means AltaRex Medical Corp., a corporation incorporated under the ABCA on December 8, 2003;

  "Medical Common Shares" means common shares in the capital of Medical;

  "Medical Options" means the Agent's Option and stock options to be issued to directors, officers, employees and consultants of Medical pursuant to the Medical Stock Option Plan in replacement of the AltaRex Options (including the Agent's Option);

  "Medical Stock Option Plan" means the stock option plan of Medical which will be approved by the shareholders of Medical on February 2, 2004;

  "Medical Common Shares" means common shares in the capital of Medical;

  "Medical Warrants" means the replacement right to convert the United Convertible Note into Medical Common Shares and the 6,994,000 common share purchase warrants of Medical, each of which entitles the holder to acquire, subject to adjustment, one Medical Common Share, exercisable at prices between $0.50 and $2.00 per share in replacement of the AltaRex Warrants;

  "Notes" means the 10% unsecured notes of AltaRex convertible into 2,530 AltaRex Non-Voting Common Shares (based upon the issued capital of AltaRex on the date hereof, and to be adjusted if additional AltaRex Common Shares are issued subsequently) for each $1,000 of principal and having an aggregate principal value of $4,475,500, issued by AltaRex pursuant to the Private Placement, provided, however, that if Bancorp subscribes for less than $1,674,500 of New Common Shares, the principal amount of Notes shall be increased by the difference between $1,674,500 and the actual subscription amount for the New Common Shares;

  "Plan" means this plan as amended or supplemented from time to time, and "hereby", "hereof, "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

  "Private Placement" means the subscription for New Common Shares and Notes for aggregate proceeds of $6,150,000.00;

  "Registrar" means the Registrar of Corporations duly appointed under the ABCA;

  "TSX" means the Toronto Stock Exchange; and

  "TSXV" means the TSX Venture Exchange and, as applicable, the NEX board of the TSX Venture Exchange.

  "United Convertible Note" means the U.S. $433,310 principal amount of 6% convertible fixed term note, convertible into Common Shares at a price of U.S. $0.50 per Common Share issued to United Therapeutics; and

  "United Therapeutics" means United Therapeutics Corporation.

1.2         The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3         Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4         In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5         In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6         References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7         Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1         The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

The purpose of the Plan is to carry out a recapitalization of AltaRex and a reorganization of the assets and business of AltaRex that will result in (i) the Assets, together with the associated contractual obligations and liabilities being transferred to Medical effective December 31, 2003, for 40,000,000 Medical Common Shares, the amount of $5.045 million (subject to adjustments) in cash being borrowed by AltaRex and invested in Medical in consideration for the issuance of 11,896,936 Medical Common Shares (subject to adjustment) ; (ii) all outstanding AltaRex Warrants and AltaRex Options being cancelled in exchange for the issuance of Medical Options and Medical Warrants; (iii) a new class of non-voting common shares and a new class of voting common shares in the capital of AltaRex being created; (iv) AltaRex changing its name from "AltaRex Corp." to "Twin Butte Energy Ltd."; (v) AltaRex's existing shareholders exchanging all of their outstanding AltaRex Common Shares with AltaRex and receiving, for each 10 AltaRex Common Shares held, one AltaRex New Common Share and ten Medical Common Shares; (vi) the stated capital of the New Common Shares issued on the exchange for the outstanding AltaRex Common Shares, as per the immediately preceding step, being reduced to the amount of $1.00; (vii) the deleting of AltaRex's Common Shares from AltaRex's Articles and the redesignation of the AltaRex New Common Shares as the "common shares" of AltaRex; and (viii) $6,150,000 million being invested in Twin Butte pursuant to the Private Placement.

2.2         Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Plan shall become effective unless all of the provisions of the Plan shall have become effective.

2.3         The Plan shall be binding upon AltaRex, the AltaRex Securityholders, Bancorp and Medical upon filing of the Articles of Arrangement with the Registrar.

ARTICLE 3
ARRANGEMENT

3.1         At the Effective Time, or as otherwise indicated, each of the events set out below shall occur and be deemed to occur in the sequence set out without further act or formality:

  the transfer of the Assets, together with all contractual obligations and liabilities, to Medical in consideration for 40,000,000 Medical Common Shares and the Indemnity to have been completed and have been legally effective on December 31, 2003;

  the AltaRex Options and AltaRex Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever, and the Medical Options (including the Agent's Option) and Medical Warrants will be issued in their place on identical terms;

  the Articles of AltaRex will be amended to create a new class of non-voting common shares in the capital of AltaRex (the "AltaRex Non-Voting Common Shares") and a new class of voting common shares in the capital of AltaRex (the "AltaRex New Common Shares");

  the Articles of AltaRex will also be amended to change its name from "AltaRex Corp." to "Twin Butte Energy Ltd.";

  AltaRex will acquire all outstanding AltaRex Common Shares from the holders thereof and shall deliver in exchange for each 10 AltaRex Common Shares held one AltaRex New Common Share and 10 Medical Common Shares, in each case free of any claims. The AltaRex Common Shares acquired by AltaRex will be cancelled and returned to the status of authorized but unissued shares;

  Each AltaRex Shareholder who holds 1000 AltaRex Common Shares or less shall surrender and be deemed to surrender to AltaRex all of the AltaRex Shares held by such AltaRex Shareholder and shall receive therefor, instead of the AltaRex New Common Shares to which such shareholder would otherwise be entitled, an amount in cash equal to $0.05 per share, and upon such surrender of AltaRex Common Shares each such holder of AltaRex Common Shares shall cease to be such a holder and shall have his name removed from the register of holders of AltaRex Common Shares and the AltaRex Common Shares so surrendered shall be cancelled;

  Each AltaRex Shareholder who holds 150 or less AltaRex Common Shares shall surrender and be deemed to surrender to AltaRex all of the AltaRex Common Shares held by such AltaRex Shareholder and shall receive therefor, instead of the Medical Shares to which such shareholder would otherwise be entitled, an amount in cash equal to the lesser of (i) the amount determined by multiplying $0.60 by the number of AltaRex Common Shares held by such Shareholder and (ii) the amount determined by subtracting $0.05 from the weighted average trading price of the AltaRex Common Shares during the 10 trading days immediately preceding the Effective Date and then multiplying such sum by the number of Common Shares held by such Shareholder, and upon such surrender of AltaRex Common Shares each such holder of AltaRex Common Shares shall cease to be such a holder and shall have his name removed from the register of holders of AltaRex Common Shares and the AltaRex Common Shares so surrendered shall be cancelled.

  the stated capital of the AltaRex New Common Shares issued pursuant to the exchange set forth in paragraph (e) above shall be reduced to the amount of $1.00;

  the Articles will be amended by deleting the AltaRex Common Shares and the rights privileges, restrictions and conditions attaching thereto and by re-designating the AltaRex New Common Shares as the "common shares" of Twin Butte.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1         Subject to Article 7, from and after the Effective Time, each AltaRex Common Share which was outstanding immediately prior to the Effective Time (other than those held by holders who exercise their rights of dissent pursuant to Article 5 hereof) shall represent the right of the holder (the "Holder") to receive certificates representing AltaRex New Common Shares and Medical Common Shares in accordance with the terms of this Plan, or cash as contemplated by Sections 3.1(f) and (g), as applicable and any dividends and distributions accruing to the holder of such shares, upon the Holder depositing with the Depository the certificates duly endorsed for transfer and accompanied by such other documents as such Depository may reasonably require.

4.2         As soon as practicable following the Effective Time, AltaRex shall cause to be delivered for the benefit of the Holders, share certificates representing in the aggregate the AltaRex New Common Shares and Medical

Common Shares to which such holders are entitled pursuant to Article 3 of this Plan. AltaRex shall or shall cause, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of AltaRex Common Shares acquired by AltaRex under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such AltaRex Common Shares, either:

  forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption by such other means as the Depository may deem prudent) to such former holder at the address specified in the Letter of Transmittal; or

  if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depository for pickup by such holder;

certificates representing the number of AltaRex New Common Shares and Medical Common Shares issued to such holder under the Arrangement. No fractional shares will be issued pursuant to the Arrangement. In the event the Arrangement results in a registered shareholder becoming entitled to a fractional share, in lieu of any fractional share, such registered shareholder will receive the next lowest number of shares.

4.3         All dividends and distributions made with respect to any AltaRex New Common Shares and Medical Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder thereof. All monies received by the Depository shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depository in such form as the Depository may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.4         Where a certificate formerly representing AltaRex Common Shares is not deposited with all other documents as provided in Section 4.2 on or prior to the sixth anniversary date of the Effective Time, it shall cease to represent a right or claim of any kind or nature. Thereafter the AltaRex New Common Shares and Medical Common Shares to be exchanged with the former Holder of such certificate shall be deemed to be surrendered to AltaRex together with all dividends, distributions, sale proceeds and interest thereon held for such Holder.

4.5         AltaRex shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of AltaRex Common Shares such amounts as AltaRex is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the AltaRex Common Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.6         If any certificate which immediately prior to the Effective Time represented an interest in outstanding AltaRex Common Shares that were exchanged pursuant to section 4.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depository will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of AltaRex and its transfer agent, which bond is in form and substance satisfactory to each of AltaRex and its transfer agent, or shall otherwise indemnify AltaRex its respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT

5.1         Those holders of AltaRex New Common Shares or Medical Common Shares whose shares will be cancelled and repurchased as a result of the operation of Sections 3.1(g) and (h) of the Plan of Arrangement may

exercise rights of dissent only with respect to such shares which shall be cancelled and repurchased pursuant to and in the manner set forth in Section 191 of the ABCA as modified by the Interim Order and this Section 5.1 in connection with the Arrangement; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by AltaRex not later than 2:00 p.m. (Edmonton time) on the Business Day preceding the AltaRex Securityholders' Meeting. Holders of AltaRex Common Shares, who duly exercise such rights of dissent and who:

  are ultimately determined to be entitled to be paid fair value for their AltaRex New Common Shares or Medical Common Shares which are cancelled, shall be deemed to have transferred such shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances to AltaRex or Medical, as the case may be, in consideration for a payment of cash from AltaRex or Medical, as the case may be, equal to such fair value; or

  are ultimately determined not to be entitled, for any reason, to be paid fair value for their shares, shall be deemed to have participated in the Arrangement, as of the Effective Time on the same basis as a non-dissenting holder of AltaRex Common Shares on the basis set forth in Article 3 of this Plan; and

  but in no case shall Bancorp, AltaRex or Medical or any other person be required to recognize any holder of AltaRex Common Shares who exercises rights of dissent as a holder of AltaRex Common Shares after the Effective Time and the names of such holder shall be deleted from the register of holders of AltaRex Common Shares at the Effective Time.

ARTICLE 6
AMENDMENTS

6.1         AltaRex reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) agreed to by Bancorp, (b) filed with the Court and, if made following the AltaRex Securityholders' Meeting, approved by the Court and (c) communicated to AltaRex Securityholders in the manner required by the Court (if so required).

6.2         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by AltaRex at any time prior to or at the AltaRex Securityholders' Meeting (provided that Bancorp shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the AltaRex Securityholders' Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3         Any amendment, modification or supplement to this Plan of Arrangement which is approved by the court following the AltaRex Securityholders' Meeting shall be effective only (a) if it is consented to by AltaRex, (b) if it is consented to by Bancorp and (c) if required by the Court or applicable law, it is consented to by the AltaRex Securityholders.

ARTICLE 7
TERMS OF NON VOTING COMMON SHARES AND OF NEW COMMON SHARES

7.1         The AltaRex Non-Voting Common Shares (in this Article 7 referred to as the "Non-Voting Common Shares") of AltaRex (in this Article 7, the "Corporation") created pursuant to Article 3 hereof shall have attached thereto the following rights, privileges, restrictions and conditions:

Dividends: The holders of Non-Voting Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine, as a class equally with the holders of the New Common Shares, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of dividends. The Board of Directors of the Corporation may not declare a dividend on the Non-Voting Common Shares without also declaring an equal dividend, on a per share basis, on the New Common Shares.

Participation Upon Liquidation, Dissolution or Winding Up: The holders of Non-Voting Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of return of capital on dissolution, to share ratably, together with the holders of New Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Non-Voting Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

Voting Rights: The holders of Non-Voting Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Non-Voting Common Shares as such) provided that, except as required by law, the holders of the Non-Voting Common Shares shall not be entitled as such to vote at any meeting of the shareholders of the Corporation.

7.2         The AltaRex New Common Shares (in this Article 7 referred to as the "New Common Shares") of the Corporation created pursuant to Article 3 hereof shall have attached thereto the following rights, privileges, restrictions and conditions:

Dividends: The holders of New Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine, as a class equally with the holders of the Non-Voting Common Shares, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the New Common Shares in respect of dividends. The Board of Directors of the Corporation may not declare a dividend on the New Common Shares without also declaring an equal dividend, on a per share basis, on the Non-Voting Common Shares.

Participation Upon Liquidation, Dissolution or Winding Up: The holders of New Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the New Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Non-Voting Common Shares and of shares of any other class of shares of the Corporation ranking equally with the New Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

Voting Rights: The holders of the New Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the New Common Shares as such) and to one vote in respect of each New Common Share held at all such meetings.

Special Rights: The holders of not less than 4% of the issued and outstanding New Common Shares may requisition the directors of the Corporation for the purposes stated in the requisition. The requisition, which may consist of several documents of like form each signed by one or more shareholders, shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. On receiving the requisition, the directors shall call a meeting of shareholder to transact the business stated in the requisition unless, (i) a record date has been fixed under section 133(2) of the Business Corporations Act (Alberta) (the "Act") and notice of the record day has being given under Section 133(4) of the Act, or (ii) the directors have called a meeting of shareholders and have given notice of the meeting under section 134 of the Act, or (iii) the business of the meeting as stated in the requisition includes matters described in sections 136(5)(b) to (e) of the Act. Should the directors of the Corporation not call such meeting within 21 days after receiving such requisition a shareholder who made such requisition may call the meeting as nearly as possible in the manner in which such meeting are to be called under the Act and the by-laws of the Corporation. Unless the shareholders otherwise resolve at a meeting called under this provision, the Corporation shall reimburse the shareholders the expenses reasonably incurred by them in requisitioning, calling and holding the meeting.

APPENDIX E

FAIRNESS OPINION OF MCNALLY VALUATIONS INC

December 23, 2003

The Board of Directors of
AltaRex Corp.
1123 Dentistry/Pharmacy Building
University of Alberta
Edmonton, Alberta, T6G 2N8

Dear Sirs:

McNally Valuations Inc. understands that AltaRex Corp. ("AltaRex") or ("Corporation") and Nova Bancorp Investments Ltd. ("Bancorp") will enter into a Plan of Arrangement transaction (the "Arrangement") under the provisions of Section 193 of the Business Corporations Act (Alberta) pursuant to the terms of an arrangement agreement to be dated December 23, 2003.

The Arrangement will include an investment by Bancorp of $6,150,000 directly or indirectly in AltaRex in consideration for issuance of AltaRex shares and a demand note convertible into non-voting common shares. Certain transactions to take place include;

  Creation of a new class of voting common shares and a new class of non-voting common shares;

  A name change for AltaRex to Twin Butte Energy Ltd.;

  The transfer of all the assets, contractual obligations and liabilities related to AltaRex's business of research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases to a new subsidiary ("Medical") in exchange for 40,000,000 Medical common shares;

  AltaRex to subscribe for 11,896,936 Medical common shares for $5,045,000 cash; and,

  AltaRex will acquire for cancellation all outstanding common shares and exchange one new common voting share and ten Medical common shares for each 10 existing common shares.

The Arrangement will result in AltaRex shareholders owning 100% of Medical, which will carry on the business of AltaRex prior to the Arrangement but with the addition of a cash infusion of about $5,045,000. Shareholders will also hold about 25% of the equity of the Corporation and in excess of 50% of the voting equity on completion of the Arrangement. Medical will operate with a Board of Directors and management team who are currently with the Corporation. The Corporation will participate in a start-up oil and natural gas exploration with a new Board of Directors and a new management team.

The Board of Directors engaged McNally Valuations Inc. through an engagement letter signed December 15, 2003 after initially contacting McNally Valuations Inc. on December 11, 2003 regarding a potential assignment to provide a written opinion with respect to the fairness, from a financial point of view ("Fairness Opinion") of the Arrangement. In consideration for its services in providing a Fairness Opinion, the engagement letter provides for payment of a fee for provision of the Fairness Opinion and reimbursement of reasonable out-of-pocket expenses and to be indemnified in respect of certain liabilities that may be incurred. The compensation payable to McNally

Valuations Inc. is not contingent in whole or in part on the conclusions reached in the Fairness Opinion or on the successful consummation of the Arrangement.

QUALIFICATIONS OF MCNALLY VALUATIONS INC.

McNally Valuations Inc. is an independent firm specializing in providing business valuations, fairness opinions and economic loss determinations. The firm's principal, Bob McNally, is a Chartered Accountant and Chartered Business Valuator with 25 years of experience. Bob McNally's relevant experience has included training as a tax specialist, commencing in 1978 with completion of the Canadian Institute of Chartered Accountants In-Depth Tax Program. Mr. McNally's tax background included ten years as a tax partner with Deloitte & Touche and its predecessor firms. He served a two year term as a Governor of the Canadian Tax Foundation during this time. Bob worked on public company valuations and fairness opinions after transferring to the financial consulting group at Deloitte & Touche in 1995. McNally Valuations Inc. has completed numerous business valuations as part of its focus of providing business valuations and related services to mid-market corporate clients, primarily owner-managed businesses. The firm's valuation work has been used to support potential and proposed transactions. Each business valuation includes an in-depth analysis of economic and financial considerations prior to reaching a value conclusion. Bob McNally's work with Fairness Opinions has included extensive work for the Alberta Department of Energy. He was appointed by the Minister of Alberta Energy in 1999 to be the Independent Assessor to undertake the independent assessment of proposals by municipally owned utilities to develop new generation capacity. This work involves the in-depth review of economic and financial models and a determination of their fairness as measured against criteria established by regulation under the Electric Utilities Act. The Independent Assessor's determination of fairness in each instance is binding on the parties involved. A recent example is a review of EPCOR's proposal to proceed with the $450 million phase 3 of the Genesee power plant. To date Mr. McNally has completed nine assignments of this nature for Alberta Energy. This appointment was renewed by the Alberta Energy in August 2001 after a public competition.

RELATIONSHIP OF MCNALLY WITH INTERESTED PARTIES

Neither McNally Valuations Inc. nor its principal, Bob McNally, or any of its employees, affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) of AltaRex, Bancorp or Medical. Neither McNally Valuations Inc. nor its principal, Bob McNally, or any of its employees, affiliates or associates is acting as an advisor to AltaRex, Bancorp or Medical in connection with any matter, other than providing a Fairness Opinion to the Board as described above. There are no understandings, agreements or commitments between McNally Valuations Inc. and AltaRex, Bancorp or Medical or any of their respective associates or affiliates with respect to any future business dealings. McNally has further advised that it has not been engaged to provide any other financial advisory services nor has it participated in any financing involving AltaRex, Bancorp or Medical or any of their respective associates or affiliates within the past two years other than services provided in connection with the provision of the Fairness Opinion to the Board of Directors of AltaRex.

SCOPE OF REVIEW

We have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) and carried out, among other things, those items listed in Exhibit A.

ASSUMPTIONS AND LIMITATIONS

In arriving at our Fairness Opinion, we have:

  Assumed that there has been full disclosure of proposed arrangements made to AltaRex by companies other than Bancorp;

  Assumed that information obtained by us from public sources or from AltaRex or related parties is complete and accurate. The Fairness Opinion is conditional upon such completeness, accuracy and fairness;

  Relied on senior management's representation in a letter to us as at the date hereof, as to the completeness of the disclosure of material information and facts available up to the date of the Fairness Opinion; and,

  Conducted analyses as we deemed necessary, including reviewing historical financial and income tax related data. The preparation of a fairness opinion is a complex process and our opinion was arrived at giving consideration to our analyses viewed as a whole and is not susceptible to partial analysis.

METHODOLOGY APPLIED IN PERFORMING FAIRNESS ANALYSIS

The assessment of fairness, from a financial point of view, must be determined in the context of a particular transaction. In considering the fairness of the Arrangement, from a financial point of view, to the shareholders of AltaRex, we have considered a number of matters including, but not limited to, the following:

  The corporate structure and financial position of AltaRex;

  A comparison of the compensation to AltaRex shareholders under the Arrangement to other proposals received by AltaRex;

  A comparison of the compensation to AltaRex shareholders under the Arrangement to similar market transactions; and,

  The effect of the announcement by press release of the proposed arrangement on the share price of AltaRex shares.

Corporate Structure and Financial Position of AltaRex

The fairness of the proposed Arrangement is dependent upon the corporate structure and financial position of AltaRex as at the proposed date of enactment of the Arrangement.

We have reviewed the corporate structure and the financial composition of the Corporation independent of any consideration being offered as a first step in the process of establishing the fairness of consideration offered to the shareholders.

Other Proposed Arrangements

The fairness of the proposed Arrangement can be related to the compensation AltaRex shareholders could have received from companies other than Bancorp, if similar offers had been consummated. In the two months prior to Bancorp's proposal, AltaRex had received three other similar proposals. While the offers were not identical and therefore not directly comparable, it is our view that the Bancorp proposal is superior to the other proposals. The weight we attached to this information was reduced because for various reasons each offer did not proceed.

Similar Market Transactions

The fairness of the proposed Arrangement can be compared to the compensation other companies received while completing similar transactions. We have reviewed similar market transactions and the compensation received by the companies while completing the transactions and considered whether the compensation offered in the Arrangement is within the range of compensation offered by similar market transactions.

Effect on the Price of AltaRex Shares

The fairness of the proposed Arrangement can be evaluated based on the apparent effect its announcement by press release in early December has had on the price of AltaRex shares. If investors viewed the proposed Arrangement as unfair, price would be expected to decrease. Whereas, if they viewed the proposed Arrangement as fair, the price would be expected to, at a minimum, remain constant. If investors viewed the proposed Arrangement as beneficial to the Company, we would expect the price to increase. Since the announcement of the proposed Arrangement on December 3, 2003 the price of AltaRex shares (AXO.TO) has increased from 0.40 to 0.53 (close as at December 16, 2003). The increase in price and trading volume suggests that investors view the proposed Arrangement as a value enhancement to the shares of AltaRex.

FAIRNESS OPINION

Based upon our analyses and subject to the foregoing, McNally Valuations Inc. is of the opinion that, as at the date hereof, the Arrangement is fair, from a financial point of view, to the shareholders of AltaRex Corp.

The Fairness Opinion may be relied upon by the Board of Directors to decide that the Arrangement is fair to the shareholders of AltaRex Corp. from a financial point of view and is otherwise in the best interest of AltaRex Corp. and its shareholders.

Yours truly,

Bob McNally, MBA, CA•CBV
McNally Valuations Inc.

Enclosure

EXHIBIT A

  A December 14, 2003 draft of the Notice of Special Meeting and Notice of Petition and Management Information Circular with respect to the proposed Arrangement involving AltaRex Corp., Nova Bancorp Investments Ltd. and AltaRex Medical Corp. dated January 2, 2004;

  A December 14, 2003 draft of the Arrangement Agreement among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp. dated December 19, 2003;

  Canadian Federal and Alberta tax returns for AltaRex Corp. for the taxation years ended December 31, 1998 to 2001, inclusive;

  Drafts of AltaRex Corp.'s federal and provincial tax returns for the taxation year ended December 31, 2002;

  Canada Customs and Revenue Agency letter to AltaRex Corp. re: Audit of International Transactions dated August 20, 2003 and other information related to CCRA audits;

  Interview with Rod Maxwell of Stonebridge Merchant Capital Corp. and consideration of various investment proposals related to proposed investments in AltaRex and discussions of market activity relating to similar investment arrangements of other selected recent transactions;

  Review of securities and market financial information;

  AltaRex Corp.'s 1997, 1998, 1999, 2000, 2001 and 2002 Annual Reports;

  Amendment to AltaRex Corp.'s preliminary long form prospectus with information as at September 30, 2000 and comparative information as well as comparative information for years ended December 31 1999 and prior;

  Additional financial information obtained from Canadian Securities Administrators' web site, SEDAR ("System for Electronic Document Analysis and Retrieval") related to any public security filings made by AltaRex or by other parties for transactions similar to the Arrangement;

  Consolidated and non-consolidated financial statements for AltaRex Corp. for the year ended December 31, 2002;

  www.altarex.com;

  AltaRex Corp. interim report to shareholders for the three and nine month periods ended September 30, 2003;

  AltaRex. Corp. interim report to shareholders for the three and six month periods ended June 30, 2003;

  Nova Bancorp Group letter to AltaRex outlining the proposed arrangement dated December 1, 2003;

  Stonebridge Merchant Capital Corp. proposal letter outlining an arrangement dated July 30, 2003;

  Press release detailing a similar arrangement completed by Cell Loc Inc. dated December 3, 2003;

  Letter of representation dated as of December 19, 2003 and addressed to us from the President and Chief Executive Officer and Chief Financial Officer of AltaRex as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and,

  General transaction and fairness opinion information available on the internet, in addition to other publications.

APPENDIX F

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Pursuant to the Interim Order, certain registered Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix C. In particular, the written objection required to be provided by a Dissenting Shareholder to AltaRex must be received by AltaRex, c/o Parlee McLaws LLP, Attention: Kevin Lynch, 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1 in order to be effective, and the Dissenting Shareholder shall not have voted, in person or by proxy, in favour of the Arrangement Resolution approving the Arrangement.

191 1.    Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

  amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

  amalgamate with another corporation, otherwise than under section 184 or 187,

  be continued under the laws of another jurisdiction under section 189, or sell, lease or exchange all or substantially all its property under section 190.

  A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

  In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

  A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)
  at or before any meeting of shareholders at which the resolution is to be voted on, or if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

  An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2), by the corporation, or

  by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

  If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

  Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.
  Every offer made under subsection (7) shall
  be made on the same terms, and

  contain or be accompanied with a statement showing how the fair value was determined.

  A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

  A dissenting shareholder
  is not required to give security for costs in respect of an application under subsection (6), and except in special circumstances must not be required to pay the costs of the application or appraisal.
  In connection with an application under subsection (6), the Court may give directions for joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation, the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

  the deposit of the share certificates with the Court or with the corporation or its transfer agent,

  the appointment and payment of independent appraisers, and the procedures to be followed by them,

  the service of documents, and

  the burden of proof on the parties.
  On an application under subsection (6), the Court shall make an order fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

  giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and fixing the time within which the corporation must pay that amount to a shareholder.
  On
  the action approved by the resolution from which the shareholder dissents becoming effective,

  the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

  Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

  Until one of the events mentioned in subsection (14) occurs, (a) the shareholder may withdraw the shareholder's dissent, or (b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

  If subsection (20) applies, the corporation shall, within 10 days after the pronouncement of an order under subsection (13), or

  the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

  Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that the corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

G-1
APPENDIX G
INFORMATION RESPECTING ALTAREX CORP.

GLOSSARY OF TERMS	3
THE CORPORATION	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Business Strategy	6
Market For Cancer Therapeutics	6
Approaches To Cancer Therapy	6
Immunotherapeutic Approaches To Cancer	7
AltaRex's Antibodies As An Immunotherapeutic Approach To Cancer	7
The Corporation's Products	8
OvaRex® MAb Overview	8
OvaRex® MAb Regulatory Approval Strategy	9
Clinical Development Of OvaRex® MAb	9
Ongoing United Therapeutics Clinical Trials	9
Completed Clinical Trials	9
345-Patient Double Blind Placebo-Controlled Trial in Watchful Waiting	10
55-Patient Double Blind Placebo-Controlled Trial in Late Watchful Waiting	11
102-Patient Controlled Trial in Watchful Waiting	11
Open Label Recurrent Disease Trials	11
Early Retrospective Clinical Experience (Recurrent Disease) With OvaRex® MAb	11
BrevaRex® MAb	12
Other Antibodies	12
Corporation Antibody Platform	12
Overview To Regulatory Approval Process	12
Clinical Trials	13
Regulatory Approval	13
Orphan Drug Status	14
Fast Track Designation	14
Strategic Alliances And License Agreements	15
United Therapeutics Corporation	15
Genesis Pharma, Medison Pharma And Dompé Farmaceutici	15
Epigen Inc. ("Epigen")	16
Draximage Inc	16
University Of Alberta And The Noujaim Institute	16
Alberta Heritage Foundation Agreement	17
Biomira License Agreement	17
Biomira Settlement	17
Proprietary Protection	18
Patents	18
Trademarks And Trade Names	18
Scientific Advisory Board	18
Manufacturing	19
Human Resources	19
Leased Properties	19
Regulatory Environment	19
SELECTED CONSOLIDATED FINANCIAL INFORMATION	19
Dividend Policy	21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...	21
Overview	21
Nine Month Period Ended September 30, 2003 Compared to Nine Month Period Ended September 30, 2002	22
Financial Highlights	22
Revenues	22
Expenses	22
Liquidity and Capital Resources	23
Subsequent Event	23

G-2
Year Ended December 31, 2002 to December 31, 2001	24
Revenue	24
Expenses	24
Liquidity and Capital Resources	24
Year Ended December 31, 2001 to December 31, 2000	25
Revenue	25
Expenses	25
Liquidity and Capital Resources	25
CONSOLIDATED CAPITALIZATION	25
OPTIONS TO PURCHASE SECURITIES	26
PRIOR SALES	27
STOCK EXCHANGE PRICE	28
PRINCIPAL SHAREHOLDER	28
DIRECTORS AND OFFICERS	29
RISK FACTORS	31
The Corporation Has A History Of Net Losses, And It Expects To Continue To Incur Additional Net Losses, And May
Not Achieve Or Maintain Profitability	31
The Corporation's Business Is Dependent On The Successful Development And Market Acceptance Of Its Products	31
The Biologics License Application For OvaRex® MAb May Not Be Submitted At The Time Expected Or At All, And If
Submitted, May Not Be Approved	32
Preclinical And Clinical Testing Of The Corporation's Products Is Expensive And Time-Consuming, And The Results Of
These Tests Are Uncertain	32
Failure To Obtain Regulatory Approval In North America And Europe Will Prevent The Corporation From Marketing Its
Products	33
The Corporation Is Dependent On The Success Of Its Strategic Relationships With United And Other Third Parties	33
The Development And Commercialization of The Corporation's Products May Be Terminated Or Delayed And The
Costs Of Development And Commercialization May Increase, If The Corporation And Its Strategic Collaborators Are
Unable To Develop And Maintain Arrangements With Third Parties To Manufacture And Support The Development
And Commercialization Of The Corporation's Products	35
The Corporation Faces Substantial Competition, Which May Result In Others Discovering, Developing Or
Commercializing Competing Products Before Or More Successfully Than The Corporation Does	35
If The Corporation Is Not Able To Obtain Or Maintain Patent Protection For Its Products, Or Keep Its Trade Secrets
Confidential, Its Technology And Information May Be Used By Others To Compete Against It	36
The Corporation May Not Be Able To Manage Its Business Effectively If It Is Unable To Attract And Retain Key
Personnel And Consultants	36
The Corporation Could Be Exposed To Significant Liability Claims If It Is Unable To Obtain Insurance At Acceptable
Costs and Adequate Levels Or Otherwise Protect Itself Against Product Liability Claims	36
Volatility Of The Corporation's Common Share Price Could Cause You To Lose All Or Part of Your Investment	37
Provisions In The Corporation's Charter Documents And Provisions Of Alberta Law May Prevent A Change In Control
Or Management That Shareholders May Consider Desirable	37
The Corporation Previously Used Arthur Andersen LLP As Its Independent Auditors	37
Dependence on Management and Key Personnel	37
Quantitative and Qualitative Disclosures About Market Risk	38
Foreign Currency Exposure	38
LEGAL PROCEEDINGS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
AUDITORS, TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Appendix and, unless otherwise indicated, in the Summary and Appendices. Terms and abbreviations used in the financial statements of each of AltaRex, Twin Butte and Medical are defined separately and terms and abbreviations defined below are not used therein, except where otherwise indicated.

"EMB" means Endpoint Monitoring Board;

"EMEA" means the European Agency for the Evaluation of Medicinal Products;

"FDA" means the United States Food and Drug Administration;

"FDAMA" means the U.S. FDA Modernization Act of 1997;

"IND" means an investigational new drug application which is made to regulatory authorities in a country where clinical trials are to be conducted;

"MAb" means murine monoclonal antibody;

"OvaRex" or "OvaRex®" or "OvaRex® MAb" means the proprietary murine monoclonal antibody cancer treatment developed and owned by AltaRex identified by the generic name ovegovomab;

"TAA" means tumor associated antigen;

"TPP" means the Therapeutic Products Programme of Health Canada;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"TTR" means time to relapse;

"United States" and "U.S." mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"United Therapeutics" means United Therapeutics Corporation;

"Unither" means Unither Pharmaceuticals, Inc., a wholly owned subisidiary of United Therapeutics;

"ViRexx" means ViRexx Medical Corp., previously known as ViRexx Research Inc.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

THE CORPORATION

The Corporation is a corporation amalgamated under the laws of the Province of Alberta, Canada. The registered office of the Corporation is located at 1500 Manulife Place, 10180-101 Street, Edmonton, Alberta, T5J 4K1. The executive offices of the Corporation are located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada, T6G 2N8, and its main telephone number and website are (780) 944-9993 and www.altarex.com, respectively.

Effective July 17, 1996, the Corporation (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 1.9 million of the Corporation's Common Shares. These shares gave AltaRex Inc.'s shareholders a controlling interest in the Corporation and effectively constituted a reverse take-over by the shareholders of AltaRex Inc. At the time of acquisition, Allrich was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective July 25, 1996, the Corporation filed Articles of Amendment changing its name from Allrich Energy Group Inc. to AltaRex Corp. On November 28, 1996, the Corporation filed Articles of Amendment consolidating its Common Shares on a four-for-one basis. Thereafter on May 31, 1997, the Corporation amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp. On November 21, 2000, the Corporation effected a consolidation of all of the issued and outstanding Common Shares on a four-for-one basis.

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "AXO" and are traded on the Electronic Quotation Service of The Pink Sheets LLC under the symbol "ALXFF". The Common Shares of the Corporation were listed and posted for trading on the Alberta Stock Exchange on June 7, 1994 and on the TSX on December 20, 1996. The Corporation's Common Shares were subsequently voluntarily delisted from the Alberta Stock Exchange on February 2, 1997.

The Corporation has two wholly-owned subsidiaries, AltaRex U.S., Corp., incorporated under the laws of Delaware, U.S. and AltaRex International GmbH, organized under the laws of Kanton Basel-Stadt, Switzerland.

Unless the context otherwise requires, references in this Appendix G to "AltaRex" or to the "Corporation" include AltaRex Corp. and its Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation's business is the research, development and commercialization of biopharmaceutical products that modulate the immune system for the treatment of certain cancers and other diseases. Substantially all of the Corporation's products are subject to regulation by the TPP in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. The Corporation commenced operations on December 1, 1995. To date, none of the Corporation's products have been approved by regulatory agencies for sale. The Corporation has not been profitable since its inception and expects to incur substantial losses in continuing the research, development and clinical trials of its products. The Corporation does not expect to generate significant revenues unless and until such time as its therapeutic products are approved by applicable regulatory agencies and become commercially viable. Until revenues, if any, are generated, the Corporation is dependent upon its existing limited cash resources, interest income and its ability to obtain financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations.

The Corporation's proprietary expertise involves the use of foreign monoclonal antibodies as antigen-binding agents that can alter patients' immune system responses in a therapeutically beneficial manner. While its technology has been developed in the cancer field to date, the Corporation also believes that its platform can be applied to other disease areas.

The Corporation's products are monoclonal antibodies developed by the Corporation's scientists or licensed to the Corporation. Based upon preclinical and clinical studies to date, the Corporation believes that these monoclonal antibodies can be used to complement and/or supplement conventional cancer therapies. The Corporation believes that its monoclonal antibody products can elicit immune responses that are capable of killing cancer cells without impacting healthy cells.

The Corporation's monoclonal antibodies are administered intravenously in low dose to target and bind to a specific tumor associated antigen in circulation. The antibody-antigen complex can "reprogram" the immune system to recognize "self" antigens as "foreign", thereby triggering immune system attack on both antigen and tumor. These immune responses employ both arms of the immune system (humoral and cellular). The Corporation believes that its foreign antibodies enhance the ability of the human immune system to produce its own anti-tumor response.

On April 17, 2002, the Corporation entered into a license agreement (the "Exclusive License Agreement") with Unither, a wholly owned subsidiary of United Therapeutics, for the development of OvaRex® MAb and four other monoclonal antibodies. Under the terms of the Exclusive Licence Agreement, United Therapeutics, through its subsidiary Unither, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Corporation to member nations of the European Union and certain other countries. As a result of the Exclusive License Agreement, personnel formerly employed by the Corporation and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex® MAb development program became employees of United Therapeutics. In addition, United Therapeutics reimbursed the Corporation for $2.5 million of costs incurred in the development of the licensed products prior to April 17, 2002, made an initial payment of U.S. $250,000 and has agreed to pay to the Corporation development milestone payments and royalty fees from product sales. In connection with the Exclusive License Agreement, United Therapeutics purchased 9,133,380 Common Shares of the Corporation for gross proceeds to the Corporation of approximately $7.2 million and also purchased a debenture in the principal amount of $433,310 (U.S. funds). The Exclusive License Agreement grants United Therapeutics the right to sublicense, develop, make, had made, use, import, market, provide, sell and have sold certain of AltaRex's products including, but not limited to, OvaRex®, BrevaRex®, ProstaRex®, and GivaRex™.

On August 11, 2003, the Exclusive License Agreement was amended to expand the territory granted to United Therapeutics to include Germany. The expansion of the license offers United Therapeutics entry into the European market in consideration of U.S. $250,000.

The Corporation has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, United Therapeutics announced a phase III U.S. program consisting of two trials of 177 patients, each comprising a population having shown clinical benefit in a previously reported phase IIb trial. The focus of the Corporation's research and development has been, and subject to the availability of additional cash resources, will be to expand the applications of the Corporation's technology outside the field of cancer and to continue the Corporation's support of United Therapeutics' preclinical development of licensed monoclonal antibodies.

On April 10, 2003, the Corporation entered into an advisory agreement (the "Advisory Agreement") with StoneBridge Merchant Capital Corp. ("StoneBridge"). Pursuant to the Advisory Agreement, StoneBridge was to assist the Corporation in seeking investors who would assist with the restructuring of the Corporation. In exchange for the services provided under the Advisory Agreement, under certain conditions StoneBridge is entitled to receive from the Corporation, payment of certain "Success Fees" and the reimbursement of reasonable third party out-of-pocket expenses. StoneBridge contacted a number of potential investors resulting in the Corporation receiving four proposals. The Success Fees payable to StoneBridge by Medical (as successor of AltaRex) upon the completion of the transactions contemplated by the arrangement will be approximately $720,000.

On May 15, 2003, Richard E. Bagley resigned as President and Chief Executive Officer and Director of the Corporation. In May 2003, the Corporation appointed Dr. Antoine A. Noujaim as President and Chief Executive Officer and Vice-Chairman of the Board of Directors of the Corporation and Robin Salmon as its Chief Financial Officer and a director. In connection with the changes in management, the Corporation initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, the Corporation relocated its executive and administrative offices to Edmonton, Alberta, Canada, reduced the number of full-time employees of the Corporation, and closed its Waltham, Massachusetts, U.S. office.

On October 20, 2003, the Corporation completed a private placement offering of 6 million units at $0.34 per unit, resulting in gross proceeds of $2.04 million. Each unit consists of one Common Share, and one warrant entitling the holder of the warrant to acquire, on or before October 20, 2004, one Common Share of the Corporation upon payment of $0.50 per Common Share. In the event the AltaRex Common Share trading price on the TSX averages $0.60 or higher over 20 consecutive trading days after the expiration of the applicable hold period, the holders of warrants shall be required to exercise their warrants within a 21 day period. The Corporation also issued to the Agent the Agent's Option in connection with the closing of the private placement. The Corporation anticipates that existing cash and cash equivalents and cash received in conjunction with the private placement should be sufficient to finance operations and capital needs through December 2004. The Corporation also has sought and will continue to seek additional funding through licensing and collaborative arrangements and through other strategic alternatives.

Business Strategy

Subject to obtaining the financing to continue operations, the key elements of the Corporation's strategy are to:

  Focus on securing a northern European collaboration for OvaRex® MAb and the Corporation's other products;

  Strategically interface United Therapeutics' North American OvaRex® MAb development strategy with the Corporation's European Union development strategy for timely commercialization on a global basis; and

  Further develop the breadth and application of the Corporation's technology platform involving the use of murine antibodies as immunotherapeutics:

  strengthen and broaden patent protection for the Corporation's intellectual property and novel technology platform; and

  through strategic relationships with third parties, pursue the application of the Corporation's technology to other diseases.

Market For Cancer Therapeutics

Overall, the annual costs for cancer in the United States (2000) are estimated by the National Institute of Health at over U.S. $180 billion which includes U.S. $60 billion for direct medical costs, U.S. $15 billion for morbidity costs (loss of productivity) and U.S. $105 billion for mortality cases.

The world market for cancer therapeutics was estimated at more than $15 billion in 1998 (BioSpace Cancer Primer, June 2000) and is expected to increase significantly from aging populations and the development of new products.

According to the American Cancer Society, approximately one out of every two American men and one out of every three American women will have some type of cancer at some point during their lifetime, with the majority (80%) of cancers occurring in people over the age of 55. It is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the U.S. and other industrialized nations.

Approaches To Cancer Therapy

Conventional approaches for the treatment of cancer have been based on a combination of surgery, radiation and chemotherapy. Despite increasing resources to develop new therapies for cancer, survival rates for cancer patients have not materially improved over the last 15 years (American Cancer Society, 1998 Cancer Facts & Figures). This ongoing inability to significantly improve survival or quality of life for cancer patients creates a compelling need for alternative medical strategies.

The potential market for antibody-based therapies in the management of advanced cancer has rapidly expanded, as evidenced by the acceptance of IDEC Pharmaceuticals Corp.'s Rituxan® (rituximab) for the treatment of non-Hodgkin's lymphoma and Genentech Inc.'s Herceptin® (trastuzumab) for the treatment of certain breast cancers. Rituxan® first-year sales surpassed U.S. $150 million, and increased to U.S. $818 million by year four (2001). Herceptin® first-year sales also surpassed U.S. $150 million and reached U.S. $346 million by year three (2001).

Immunotherapeutic Approaches To Cancer

The immunotherapeutic approach to cancer therapy is based on the principle that the human immune system is capable of recognizing and eliminating cancer cells. In cancer patients, the immune system has failed, for unknown reasons, to respond to the presence of cancer cells. Immunotherapeutic approaches attempt to stimulate and enhance an anti-cancer response by the patient's own immune system.

The immunotherapeutic approach has inherent advantages in comparison to current conventional treatment practices, which are often radical in nature and associated with severe toxicities, thereby compromising the patient's quality of life. In addition, tumors treated conventionally often re-emerge in more aggressive and treatment-resistant forms. Immunotherapy, which can be utilized in combination with conventional treatments or as a single treatment, can be substantially less toxic than chemotherapy and therefore may improve the patient's quality of life.

AltaRex's Antibodies As An Immunotherapeutic Approach To Cancer

The Corporation's technology approach is to generate products that alter the way antigens are processed by the immune system and to make the immune system recognize and attack tumors. Therapeutic candidates that have been advanced to date by the Corporation include a series of foreign (murine) monoclonal antibodies specific for tumor associated antigens that are shed or secreted into the circulation. The original premise for the therapeutic mechanism of action was induction of the idiotype network, or the theory revolving around the generation of antibody responses to antibodies in a cascade. Subsequent research by the Corporation has found that, although evidence for the idiotype network exists, it appears not to be the dominant mechanism of action.

The Corporation's antibodies in their current application specifically induce cellular and humoral immunity against an autologous antigen that normally is not recognized by the immune system. Clinical benefit is achieved through induction of a beneficial immune response targeted against the tumor associated antigen and the source malignant cells producing the antigen. The antibody complexes with the tumor associated antigen in the circulation and brings the antigen to the antigen presenting system where a multifocal immune response is induced. Induction of human anti-mouse antibodies, Ab2, antigen specific T-cells and antibody to the tumor associated antigen have all been correlated with clinical benefit in clinical studies.

The Corporation's technology is the process by which the Corporation produces, selects, modifies and administers unique murine MAbs that can selectively bind to TAAs that are highly associated with certain types of cancers. The Corporation has found that the selective binding of monoclonal antibodies to TAAs can induce a number of specific anti-tumor immune responses in a cancer patient.

The Corporation has shown that the monoclonal antibody B43, the primary component of OvaRex® MAb, has a high degree of specificity to the TAA CA125, an antigen over-expressed by over 80% of ovarian cancer patients. The Corporation has developed murine monoclonal antibodies that have specificity for TAAs associated with seven of the ten most lethal forms of cancer in the United States. In addition, the Corporation has announced a collaboration with Epigen Inc. ("Epigen"), for the development of antibody-based treatments for cancers associated with the human carcinoma antigen ("HCA"), subject to demonstrating proof-of-principle using the Corporation's proprietary dendritic cell assay and the Corporation's proprietary technology.

The Corporation believes that its approach to immunotherapy may provide the following advantages over conventional approaches to immunotherapy:

  The Corporation's approach uses a foreign (murine) monoclonal antibody to a single epitope of a multi-epitopic TAA that induces the immune system to mount its own generalized anti-tumor response to multiple epitopes of the TAA. The technology mobilizes an immune response that is not restricted by selection of idiotype or vaccine fragment;

  The Corporation's approach has demonstrated the stimulation of both a humoral and cellular immune response;

  The Corporation's approach utilizes low dosages and intravenous infusion of antibody, minimizing the risk of toxicity and lowering the cost of the treatment; and

  The use of a foreign monoclonal antibody induces a potent immune response that would not result from chimeric or humanized antibodies.

The Corporation's Products

The Corporation has established a portfolio of five cancer antibodies for initial therapeutic product development. United Therapeutics is conducting ongoing product development in its licensed territories, pursuant to the License Agreement, and the Corporation's current and planned collaborators will conduct similar product development for the European Union and certain other countries. The first and most advanced of these product candidates is OvaRex® MAb for the treatment of late stage ovarian cancer patients with tumors expressing the TAA CA125. Other products in development include BrevaRex® MAb (for tumors expressing MUC1), AR54 MAb (for tumors expressing TAG72), ProstaRex® MAb (for tumors expressing PSA) and GivaRex™ MAb (for tumors expressing CA 19.9).

OvaRex® MAb Overview

In the U.S., Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States, approximately 23,000 new cases of ovarian cancer were diagnosed and approximately 14,000 women will die from this disease annually (American Cancer Society, 2000 Cancer Facts & Figures). An almost equal number of new (incidence) and existing (prevalence) cases occur in Europe.

Although detection of ovarian cancer at an early stage is now associated with an improved chance for curative treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three-quarters of diagnosed patients, the tumor has already progressed to an advanced stage (Stage III or IV), making treatment much more difficult. Of these Stage III and IV patients, more than 80% express the tumor associated antigen CA125.

The therapeutic approach prescribed for those patients whose tumors have progressed to an advanced stage consists of surgery (debulking) in combination with adjuvant chemotherapy, which improves the patient's prognosis, particularly if the residual tumor is smaller than two centimeters in diameter. Despite the high rate of patients whose advanced stage cancer enters into clinical remission, 90% of them will eventually suffer a recurrence of their disease. (Hoskins et al., Journal of Clinical Oncology, October 1992).

Those patients who either have residual tumors larger than two centimeters or are left with progressive disease, or a no change situation after first-line chemotherapy, have a particularly poor prognosis. These individuals typically require additional chemotherapy within a period of only a few weeks or months. Second-line chemotherapy, however, suffers from a lack of suitable therapeutic agents as the tumors can become chemo-resistant due to their inherent heterogeneity and adaptability to preceding first-line treatment.

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time by as much as 50%. However, despite their apparent positive effect on survival time, these agents are generally associated with significant toxicity and side effects that reduce the patient's quality of life.

Given the rigors of repeated chemotherapeutic treatments, and taking into account the low response rates and the modest effects on survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a large number of older and postmenopausal women.

OvaRex® MAb uses a murine monoclonal antibody having a high degree of specificity to a TAA (CA125) over-expressed by the majority of late stage ovarian cancer patients. The Corporation believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer.

This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T-cells in the body, which target the tumor cells. The Corporation believes that this combination of humoral and cellular immune responses account for the observed improvement in the clinical outcome of patients receiving the OvaRex® MAb.

OvaRex® MAb Regulatory Approval Strategy

In 1996, the Corporation received Orphan Drug status from the FDA for OvaRex® MAb for the treatment of ovarian cancer and made a similar application for the European Union. In 1998, the FDA designated OvaRex® MAb as a Fast Track development program for treatment of ovarian cancer in-patients following primary treatment with surgery and chemotherapy. Similar Orphan Drug status have been granted in Europe.

Generally, the FDA approves the marketing of a drug based on adequate and well-controlled trials. The FDA also has regulations that are intended to expedite the development, evaluation and marketing of a new drug used for the treatment of serious diseases for which there is no other satisfactory treatment. In appropriate circumstances, the FDA may, in its discretion, approve the marketing of a drug based on one adequate and well-controlled trial, if supported by information from other related, adequate and well-controlled studies or if the trial is a single multi-center trial. Fast Track designation makes a product eligible for consideration for a number of programs, including meeting with the FDA to discuss research protocol design and the possibility that the marketing of the product may be approved immediately after the conclusion of phase II studies. As a result of the FDA Modernization Act of 1997 ("FDAMA"), products can receive Fast Track designation from the FDA if they meet an inadequately addressed medical condition or unmet medical need and can also receive accelerated approval based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Approval may be subject to the requirements that the sponsor conduct appropriate post-approval studies and submit all promotional materials related to the Fast Track product at several different points in time. Full and accelerated (involving a surrogate endpoint with a follow on commitment for post-approval trials) approvals for other cancer agents have been granted by the FDA on the basis of both phase II and phase III studies. The primary criteria for FDA accelerated review is the meeting of an inadequately addressed medical condition(s) or unmet medical need(s), either on the basis of efficacy or improved safety. FDA provisions also allow for accelerated approval of a product based on a surrogate endpoint. Similar regulations exist in Canada and the European Union and in other parts of the world. See "Risk Factors - The Corporation is Dependent on the Success of its Strategic Relationships with United Therapeutics and Other Third Parties".

Clinical Development Of OvaRex® MAb

OvaRex® MAb (oregovomab), in phase II/III clinical study for the treatment of late-stage ovarian cancer, is the most advanced of five cancer antibodies in development. OvaRex® MAb targets a tumor-associated antigen known as CA125, which is expressed in greater than 80% of ovarian cancer patients with late-stage disease. OvaRex® MAb has received both Orphan Drug and Fast Track designations by the FDA. The designations provide the potential for expedited regulatory review and accelerated approval. United Therapeutics will determine the timeline for OvaRex® MAb regulatory submission for their licensed territories and the Corporation for the remaining territories.

Ongoing United Therapeutics Clinical Trials

United Therapeutics has initiated an OvaRex® MAb phase III pivotal trial program to treat advanced ovarian cancer. Each of United Therapeutics' two identical trials will be conducted in the United States in Stage III/IV ovarian patients who have successfully completed primary treatment of surgery and chemotherapy. Treatment will continue until disease relapse, a time period where there are no approved treatment options. Consequently, the studies will be double-blind, placebo-controlled and will each enroll 177 patients randomized 2:1 active versus placebo.

Completed Clinical Trials

Over 500 ovarian cancer patients have participated in six comprehensive OvaRex® MAb clinical trials across North America and Germany. Clinical results demonstrate an increase in time to relapse and/or prolonged survival, coupled with a benign safety profile for OvaRex® MAb. Results from five of six OvaRex® MAb studies have been reported, including results from the Corporation's largest study in 345 ovarian cancer patients in "watchful waiting", the period of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six-to-ten month prolongation in time to disease relapse for OvaRex® MAb-treated patients (vs. placebo) in well-defined populations of 29% - 48% of the 345 patients in the study. These well-defined populations also demonstrate a 19% - 41% reduced risk of relapse for OvaRex® MAb patients (vs. placebo). A decreased risk of relapse of 20% - 25% is generally considered clinically significant by practicing physicians.

345-Patient Double Blind Placebo-Controlled Trial in Watchful Waiting

Based on the results obtained in the early retrospective analysis and a subsequent substantial body of evidence based on immunological laboratory research, the Corporation initiated a prospective multi-center double-blind placebo-controlled North American clinical trial with late stage ovarian cancer patients following primary therapy ("watchful waiting") to evaluate the clinical utility of OvaRex® MAb. As of January 31, 2000, this trial was completely enrolled with 345 patients participating. This trial completed for primary endpoint analysis in the third quarter of 2001. As part of the overall analysis of this lead, designated pivotal trial, and without compromising the trial's "blinded" nature, the Corporation conducted an interim analysis on the first 252 patients (of 345 total enrolled) who had an opportunity to receive three doses of OvaRex® MAb as of August 1999. The statistical analysis of this interim data set was conducted using the Cox proportional hazard model, a method that adjusts the data set to control for differences between OvaRex® MAb and placebo treated patients and for differences within each patient population. The interim analysis indicated that circulating levels of CA125 prior to first dose of treatment (OvaRex® MAb or placebo) is a strong predictor of patients' projected TTR, the primary endpoint of the trial.

In January 2002, the Corporation announced final results of the primary analysis of this trial. TTR, the primary endpoint of the trial, was determined by the clinical investigators and subsequently evaluated further by an "Endpoint Monitoring Board" ("EMB"). The results reported reflect the EMB determinations, although they were consistent with those of the investigators.

The results of the overall analysis of all 345 treated patients did not reveal a significant difference in TTR between active and placebo treatment, the primary endpoint evaluation. Further analysis did reveal that the results were discordant in the U.S. and Canadian studies, which together comprised the overall phase IIb trial as accepted by the FDA. After a quality review of dosing, data management, medical practices and risk factors for early relapse, it was determined that there was a single predominant difference accounting for the results between the U.S. and Canada: Canadian patients were less optimally managed or had a more severe disease than their U.S. counterparts prior to administration of the study drug (OvaRex® MAb or placebo). Accordingly, an analysis of U.S. patients who had received at least four doses of OvaRex® MAb or placebo and who had a median or greater level of CA125 at initiation of OvaRex® MAb or placebo treatment resulted in a statistically significant difference (p=0.055) between OvaRex® MAb treatment as compared with placebo (non-significant in Canada).

The Corporation subsequently re-analyzed the combined phase IIb trial results on the basis of certain pre-defined risk factors. Major risk factors impacting outcome included residual tumor following primary surgery, CA125 levels prior to the third cycle of primary chemotherapy, and CA125 levels at the initial dose of OvaRex® MAb. These new analyses involved the most impactful prognostic factors and demonstrated a six-to-ten month prolongation in time to disease relapse for OvaRex® -treated patients (as compared to placebo) in 29% - 48% of the 345 patients in the study. These well-defined populations demonstrated a 19% - 41% reduced risk of relapse for OvaRex® patients (as compared to placebo). A decreased risk of relapse of 20% - 25% is generally considered clinically significant by practicing physicians.

Importantly, OvaRex® MAb treatment in all trials, including the 345-patient study, demonstrates a benign safety profile and no diminution of quality of life as compared with placebo (in two double-blind placebo-controlled trials) with a validated quality of life instrument.

In summary, the analysis of the 345-patient phase IIb study demonstrated clinical benefit in the OvaRex® MAb treatment group in populations characterized by available CA125 antigen coupled with a more indolent set of risk factors. These analyses are important for considering the broadest enrollment criteria for a confirmatory randomized study to be conducted by United for its territories, including Germany, and by the Corporation and its other collaborators in other parts of Europe, and have identified a well-defined population characterized by an unmet medical need coupled with a highly favorable OvaRex® MAb risk to benefit profile.

55-Patient Double Blind Placebo-Controlled Trial in Late Watchful Waiting

The Corporation has also completed a small double-blind placebo-controlled phase II trial in an ovarian cancer population in late "watchful waiting". Unlike patients in the lead 345-patient trial, those involved in this study were in "biochemical relapse" on entry into the study, as defined by elevated CA125 levels but no measurable tumor. This supportive and well-controlled 55-patient trial was completed for primary endpoint analysis (time to disease relapse, immune responders vs. non-responders).

102-Patient Controlled Trial in Watchful Waiting

The Corporation announced initial results from a 102-patient OvaRex® dosing regimen study in the same population as the lead 345-patient trial in May 2002. In this study, three dosing regimens are being compared for immune responder time to relapse and safety, including the dosing regimen used in the 345-patient study. Results to date indicate that the dosing schedule used in the 345-patient study is optimal for generating humoral and cellular responses.

Open Label Recurrent Disease Trials

The management of patients who are outside the well-defined populations, generally patients who are less responsive or refractory to primary therapy or those who have relapsed disease, may necessitate the use of OvaRex® in conjunction with other therapeutic modalities. Favorable preliminary data on the clinical application of OvaRex® concurrent with chemotherapy in an open trial (20 patients) in relapsed disease was presented in March 2002. In this study, OvaRex® T-cell responders demonstrated a significant benefit over non-responders in time to disease progression.

The Corporation has conducted one other prospective open label phase II clinical trial as well as the retrospective German study in patients with more advanced, relapsed or chemotherapy refractory ovarian cancer. Generally, OvaRex® administration can induce robust immunity in the presence of tumor burden that can be maintained during subsequent chemotherapy, and the activity of chemotherapy can be preserved when administered concurrently with OvaRex® MAb.

Early Retrospective Clinical Experience (Recurrent Disease) With OvaRex® MAb

An earlier formulation of OvaRex® MAb was administered to more than 200 patients in Germany for imaging purposes. Of the patients who received the imaging antibody, about 50% were evaluated for an immunological response to OvaRex® MAb. The principal investigators observed that following the administration of the imaging antibody, particularly in those patients who received more than one dose, the patients developed a clinical response to treatment characterized by what appeared to be unusually long survival times.

A subsequent retrospective statistical analysis, initially prepared by an independent statistician at the University of Dortmund in Germany, identified a statistically significant treatment effect in the survival time of patients receiving the earlier OvaRex® MAb, when compared to a historical control group treated with conventional chemotherapy. An additional independent analysis by a statistician at the University of Western Ontario in Canada was undertaken with almost identical results. In the Cox Statistical Analysis, the median length of survival was 30 months for the group treated with conventional chemotherapy and 59 months for the group that received the earlier formulation of OvaRex® MAb. Additionally the five year survival rates as determined by this analysis were 11.4% for the chemotherapy group and 40.7% for the group that received the earlier formulation of OvaRex® MAb.

Cox Statistical Analysis is a statistical method of comparing two different populations with respect to the length of survival of patients who received a drug with those who did not, while balancing the effect of other parameters that can also affect survival.

BrevaRex® MAb

The Corporation also has a cancer therapeutic in development based on its platform technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. Tumor marker MUC1, also known as CA15.3, is present in a specific form in a majority of individuals with multiple myeloma (Treon et. al., Blood, 1999).

The Corporation completed a phase I trial of BrevaRex® MAb in 17 late-stage cancer patients with substantial tumor burden. In this trial, the Corporation monitored safety and immunological parameters. Treatment with BrevaRex® MAb was well tolerated and without significant treatment associated toxicity. In addition, immune responses were induced to both the antibody and the tumor associated antigen MUC1, to which BrevaRex® MAb is targeted. These immune responses are consistent with the Corporation's understanding of its proprietary mechanism for using a low dose foreign antibody to induce immunity in cancer patients. Further clinical study will be conducted as determined by United Therapeutics for the licensed territories and as resources allow for the Corporation for its territories.

Other Antibodies

The relationship between a particular antibody and its associated target antigen, and overlap among antibodies and antigens is depicted in the following chart:

Corporation Antibody Platform
% PATIENTS EXPRESSING TARGET ANTIGEN(1)
	ANTIBODY:	BREVAREX®	OVAREX®	AR 54	GIVAREX™	PROSTAREX®
DISEASE	ANTIGEN:	MUC1	CA125	TAG 72	CA19.9	PSA

Ovarian		65%	97%	53%	-	-
Breast		95%	14%	27%	-	-
Lung		70%	33%	52%	-	-
Pancreas		-	67%	38%	92%	-
Stomach		-	-	55%	60%	-
Colorectal		-	-	67%	58%	-
Prostate		-	-	-	-	85%

Notes:

(1) Data in the above table are derived from the following sources: American Cancer Society, 2000 Cancer Facts & Figures; Montz, F.J. CA125, in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, 99. 417-427; Kenemans, P. et al. CA125 in Gynecological Pathology - a review, Eur. J. Obst. Gyn. Reprod. Biol. 49, 115-124, 1993; Hayes, D.F. et al. Clinical Applications of CA15-3, in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, pp. 281-307; Treon, S.P. et al. The MUC-1 epitope CA27.29 is expressed on myeloma cells, circulates at elevated levels and shows a relationship to disease activity in multiple myeloma patients. Blood, 2000, in press; Schlom, J. et al. TAG-72 as a Tumor Marker, in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, pp. 387-416; Thor, A. et al., J. Natl. Cancer Inst. 76, 995-1006, 1986; Gero, E.J., et al., J. Clin. Lab. Anal. 3, 360-369, 1989; Lamerz, R. CA19-9, GICA (Gastrointestinal Cancer Antigen), in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, pp. 309-339; Ming Chu T. Prostate-Specific Antigen in Serological Cancer Markers (S.Sell, ed.), Humana Press, Totowa, 1992, pp. 99-115; Stenman, U.H. et al., Cancer Res. 51, 222-226, 1991; Christensson, A. et al., J. Urol. 150, 100-105, 1993.

Overview To Regulatory Approval Process

Regulatory Requirements

Regulations imposed by governmental authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Corporation's proposed products. In Canada, these activities are regulated by the Food and Drug Act and the rules and regulations promulgated thereunder, which are enforced by the TPP in Canada. Drugs and biological products are subject to rigorous regulation by the FDA in the United States and by EMEA in

Europe. The regulatory processes in Canada, the United States and Europe follow similar essential steps although timing and results may be different.

The regulatory process for the development and approval of a new drug includes the conduct of preclinical and clinical trials. The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects, whether there is any current or conventional therapy, the size of the target population, and the nature of the proposed treatment.

Preclinical Evaluation

The purpose of preclinical evaluation is essentially to determine the safety, pharmacokinetics and efficacy of a new drug in animals before it is administered to humans. The data collected during preclinical studies must be presented in the form of an investigational new drug application ("IND") application to the regulatory authorities in the country where clinical trials will be conducted. In the United States and Canada, unless otherwise notified, clinical trials may begin 30 days after the IND application is filed.

Clinical Trials

Phase I Clinical Trials

Phase I clinical trials are commonly performed in healthy human subjects or, more rarely, in selected patients with the targeted disease or disorder. The objective of these trials is to study the pharmacokinetics and pharmacodynamics of the drug, as well as the toxicity of the treatment and the patient's tolerance to it. Data regarding the absorption, distribution, metabolism and excretion of the drug is also compiled in phase I clinical trials.

Phase II Clinical Trials

In phase II clinical trials, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy with a small number of patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data may also be compiled from these trials.

Phase IIb (sometimes called phase II/III) trials can be undertaken for serious or fatal diseases and consist of well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented which may be deemed to be pivotal. Phase IIb trials can lead to both full and accelerated approval by the FDA of the product for commercial sale conditional upon the completion of subsequent post-market information studies. Phase IIb trials incorporate certain design and control features of phase III trials. If data collected from phase IIb trials is statistically significant, authorization for approval may be sought.

Phase III Clinical Trials

The phase III clinical development program generally consists of expanded, large-scale studies of patients with the targeted disease or disorder so as to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen in comparison with standard therapy.

After an appropriate analysis, the TPP, FDA or EMEA may interrupt clinical trials at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Regulatory Approval

Once phase III clinical trials (or in certain circumstances phase IIb clinical trials) have been completed, the applicant will compile all results, as well as all information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods, for the purpose of obtaining approval to market the product. This application is known either as a New Drug Application ("NDA") or a Biologics License Application ("BLA") for a well-characterized biologic, such as a monoclonal antibody, or a combination of a Product License Application ("PLA") and an Establishment License Application ("ELA") for all other biologicals in the United States. Subsequently (or concurrently), an application can be made to Canada as a New Drug Submission ("NDS") and Europe as a Marketing Authorization Application ("MAA").

Since drug manufacturing is also regulated, the applicant is required to ensure that it complies with current good manufacturing practices ("cGMP"), which are quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, certain biologics are subject to ELAs and lot by lot release agreed to by FDA to ensure batch to batch comparability. In Europe, certain biologics are also subject to lot by lot release.

In certain circumstances, the FDA may expedite the development, evaluation and marketing of new drugs used for the treatment of serious diseases for which there is no other satisfactory treatment by granting such programs a "Fast Track" designation. A description of the Fast Track designation follows. In Europe, the applicant may engage their rapporteur (on behalf of the applicant) to request expedited review of their application.

Orphan Drug Status

"Orphan Drug" designation is designed to facilitate the introduction of drugs into the market in the United States for use in treating rare diseases or conditions. The disease must affect fewer than 200,000 patients in the United States. Upon obtaining marketing approval for the drug, the FDA will grant a period of seven years during which no approval will be given to a subsequent sponsor of the same drug product for the same indication. The only exception to this is if a competitor can show superiority of a second product which generally requires a head to head comparison. Written application for Orphan Drug status must be submitted to the Office of Orphan Drug Products Development of the FDA and must include documentation supporting the request for the particular indication. Orphan Drug designation also allows the manufacturer to apply for grants from the United States government to help defray the cost of the clinical testing of the drug in the United States and may allow for faster review of pending United States patent applications filed with the United States Patent and Trademark Office. The Corporation has received Orphan Drug status for OvaRex® MAb for ovarian cancer (prevalence of 191,000 patients, ACS SEER 1996-1999) in the United States.

Applications for Orphan Drug designation in Europe are submitted to the EMEA. The submission must include: life-threatening or debilitating nature of the condition, medical plausibility of the proposed orphan indication, prevalence of the condition (less than or equal to 5 in 10,000) and that no satisfactory method of diagnosis prevention or treatment exists. Once the submission is validated for content, it is evaluated by the Committee for Orphan Medicinal Products. Upon completion of the evaluation and adoption of its opinion, the decision is reported to the EMEA and subsequently forwarded to the sponsor by EMEA. The Corporation received Orphan Drug status for OvaRex® MAb in Europe in 2002.

Fast Track Designation

Fast Track designation is a result of the FDAMA and is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions that fill an unmet medical need. It allows the FDA to approve a marketing application for a product that shows efficacy on either a defined clinical endpoint or a reasonably predictive surrogate endpoint. It also allows the FDA to review the marketing submission on a rolling basis, thereby shortening the review time. FDAMA also specifies FDA's ability to approve marketing applications based on one well-controlled trial if sufficient supporting data are available.

In December 1998, the Corporation received FDA Fast Track designation for OvaRex® MAb for the treatment of late stage ovarian cancer in-patients following primary treatment with surgery and chemotherapy.

Strategic Alliances And License Agreements

The Corporation's current strategic relationships with collaborators are described below.

United Therapeutics Corporation

On April 17, 2002, the Corporation entered into the Exclusive License Agreement with Unither, a wholly owned subsidiary of United Therapeutics, for the development of five monoclonal antibodies that activate the immune system to treat cancer. Under the terms of the Exclusive License Agreement, the Corporation has granted to United Therapeutics, through Unither, an exclusive, non-transferable (except in limited circumstances) royalty bearing license throughout the world (other than the member nations of the European Union as of April 17, 2002 and other specified jurisdictions) to use the Corporation's intellectual property with respect to the five antibodies (the "Licensed Technology"). On August 11, 2003, the Exclusive License Agreement was amended to expand the territory granted to United Therapeutics to include Germany in consideration of U.S. $250,000. The expansion of the license offers United Therapeutics entry into the European market. As a result of the Exclusive License Agreement, personnel formerly employed by the Corporation and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex® MAb development program became employees of United Therapeutics.

United Therapeutics has agreed to use commercially reasonable efforts to develop, market and commercialize such products in the licensed territory utilizing the Licensed Technology as United Therapeutics determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. United Therapeutics is solely responsible for the development of the Licensed Technology, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay the Corporation certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the Licensed Technology sold in the licensed territory. The Corporation has granted United Therapeutics a right of first refusal to any other technology developed by the Corporation for application in the field of cancer.

As part of the Exclusive License Agreement, United Therapeutics purchased 4.9 million Common Shares of the Corporation, resulting in gross proceeds to the Corporation of approximately $3.9 million. In addition, United Therapeutics purchased a convertible debenture from the Corporation for approximately $80,000 that was converted by United Therapeutics into 100,000 Common Shares of the Corporation on August 21, 2002. The Corporation also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million Common Shares of the Corporation for an aggregate purchase price of approximately $2.6 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Corporation in the principal amount of $1.4 million. Upon the issuance of the second convertible debenture, $688,662 of the principal amount was converted into 883,380 common shares and a note payable (the "United Convertible Note") was issued in exchange for the remaining proceeds received by the Corporation in an original amount of U.S. $433,310.

Genesis Pharma, Medison Pharma And Dompé Farmaceutici

In June and July 2000, the Corporation announced the signing of memoranda of understanding with Genesis Pharma S.A. ("Genesis Pharma") and Medison Pharma Ltd. ("Medison Pharma"), respectively, to establish joint ventures for the commercialization of OvaRex® MAb and other cancer therapeutics of the Corporation. In April 2002, a definitive agreement was signed with Medison Pharma for the establishment of a joint venture covering the territories of Israel and the Middle East. The memorandum of understanding with Genesis Pharma covers the territories of Greece, Turkey, Cypress and the Balkans. Under the agreement contemplated by the memorandum of understanding with Genesis Pharma and the agreement with Medison Pharma, the Corporation would supply the joint venture entities with clinical drug supply while those entities would be responsible for any local development costs. Genesis Pharma and Medison Pharma would utilize their sales forces and provide infrastructure for distribution of the Corporation's products upon receipt of regulatory approval of such products. The resulting profits of the joint ventures from product commercialization would be shared equally by the parties. As part of these arrangements, the Corporation issued 18,512 Common Shares to Medison Pharma and an affiliate and 18,750

Common Shares to principals of Genesis Pharma in August 2000, for aggregate gross proceeds of approximately $300,000.

On November 15, 2000, the Corporation entered into a memorandum of understanding with Dompé Farmaceutici S.p.A. ("Dompé") to establish a strategic business alliance for the commercialization of OvaRex® MAb in a territory that includes Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. Under the terms of the memorandum, the Corporation is responsible for global product development and registration. Dompé becomes responsible for certain OvaRex® MAb clinical trial obligations, including clinical trial costs, and for product marketing, sales and distribution of OvaRex® MAb in the territory. The Corporation and Dompé will share profits after expenses as contemplated in the memorandum. Dompé purchased 3,522,727 Common Shares on a private placement basis at a price of $2.20 per share on December 22, 2000. In addition, Dompé has an option to purchase an additional U.S. $5,000,000 in Common Shares on a private placement basis concurrent with a future United States public offering of Common Shares based on the then current market price, subject to regulatory approval. Additionally, Dompé agreed to pay up to U.S. $1,250,000 upon the commercialization of OvaRex® MAb in Spain and Portugal. In June 2001, Dompé entered into an agreement with FAES S.A. ("FAES") of Spain whereby FAES agreed to commercialize OvaRex® MAb in Spain and Portugal. FAES invested in the Corporation's June 2001 special warrant offering and the Corporation has agreed with Dompé that the investment by FAES satisfied Dompé's milestone obligation to AltaRex for commercialization of OvaRex® MAb in Spain and Portugal.

Epigen Inc. ("Epigen")

In June 2001, the Corporation announced the signing of a memorandum of understanding to establish, subject to demonstrating proof-of-principle, a joint collaboration with Epigen for the research and development of antibody-based treatments for cancers associated with "HCA". HCA is Epigen's proprietary antigen that appears in circulation in early stage disease and is associated with the vast majority of epithelical cancers including ovarian, prostate, breast and non-small cell lung cancers.

Epigen brings to the collaboration the antigen HCA and a series of foreign monoclonal antibodies specific to HCA. The Corporation brings to the collaboration its proprietary dendritic cell assay that will be utilized to evaluate which, if any, of Epigen's antibodies are capable of inducting beneficial immune responses against the target antigen. Additionally, the Corporation will contribute a license to its intellectual property related to its ability to elicit immune system responses against a targeted antigen in circulation, the mechanism the companies believe is operable.

Draximage Inc.

The Corporation is a party to an alliance agreement with Frosst Radiopharmaceuticals (a division of Merck Frosst Canada Inc.) dated February 20, 1996 and assigned to Draximage Inc. ("Draximage"), a wholly-owned subsidiary of Draxis Health Inc. ("Draxis Health"), by agreement dated August 1, 1997 (the "Draxis Alliance Agreement"). Under the Draxis Alliance Agreement, the Corporation and Draximage agreed to collaborate on the manufacture of pilot and scale-up batches of OvaRex® MAb. Draximage agreed to manufacture (fill/finish) vials of OvaRex® MAb for clinical trials at a fixed price per vial and may have certain rights with respect to the manufacture and/or marketing of the OvaRex® MAb drug in Canada for commercial purposes. There are various conditions to be fulfilled by the parties before such manufacturing and/or marketing can commence.

University Of Alberta And The Noujaim Institute

In 1998, the Corporation entered into a three year collaborative research agreement (the "NI Research Agreement") with the University of Alberta and its Noujaim Institute for Pharmaceutical Oncology Research (the "Noujaim Institute"). Under the NI Research Agreement, the Noujaim Institute performed research on behalf of and at the direction of the Corporation in the development of tumor binding agents and therapeutic compositions. During the term of the NI Research Agreement the Corporation compensated the University for services rendered in an amount up to $300,000 per year. The NI Research Agreement terminated on March 31, 2000. The Corporation may also owe to the University a nominal royalty on any net sales (as defined in the NI Research Agreement) derived from a prostate cancer immunotherapeutic composition developed under the NI Research Agreement.

Alberta Heritage Foundation Agreement

The Alberta Heritage Foundation for Medical Research ("AHFMR") is a foundation established by the Government of the Province of Alberta to support medical research in the Province of Alberta. AHFMR contributed $500,000 to the funding of the current Canadian double blind placebo-controlled trial of OvaRex® MAb pursuant to an agreement dated March 1, 1997 (the "AHFMR Agreement"). The Corporation is required to pay to AHFMR on an annual basis an amount equal to the lesser of 5% of the gross product sales (as defined in the AHFMR Agreement) received from commercialization of OvaRex® MAb and $100,000. The maximum total payments by the Corporation under the AHFMR Agreement are $1 million.

Biomira License Agreement

The Corporation holds an exclusive worldwide license from Biomira Inc. ("Biomira") for the use of the murine working hybridoma cell bank and murine antibody MAb-B43.13 (the "B43 Technology") for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products. MAb-B43.13 is the functional component of the OvaRex® MAb product.

  The Corporation obtained the license from Biomira pursuant to a license agreement dated November 24, 1995 (the "Biomira License Agreement"). Under the terms of the Biomira License Agreement:

  The Corporation paid an up-front fee of $150,000;

  The Corporation agreed to use its best efforts to commercialize the B43 Technology;

  The Corporation agreed to and did spend $3,000,000 to develop the B43 Technology from December 1, 1995 to December 1, 1999; and

  The Corporation agreed to pay a royalty to Biomira on the sale of any products developed using the B43 Technology as set out in the Biomira License Agreement.

The Biomira License Agreement only pertains to the products that will potentially use MAb-B43.13 or a derivative thereof. Products developed by the Corporation, which do not incorporate the B43 Technology, are not subject to the Biomira License Agreement.

Biomira Settlement

In February 1999, Biomira commenced legal action against the Corporation and certain individuals affiliated with the Corporation asserting Biomira's ownership of an invention disclosed in an international patent application filed by the Corporation. In March 1999, the Corporation filed suit against Biomira seeking a declaratory judgment concerning the terms of a license agreement between the companies and for certain breaches of contract. On September 3, 1999, the Corporation and Biomira Inc. announced that they had reached a settlement with respect to issues that were the subject of litigation between the two biotechnology companies. In addition to the termination of the respective lawsuits the settlement included the following:

  The license agreement that was the subject of the Corporation's suit against Biomira was amended and restated to clarify certain terms of the agreement that had given rise to issues raised by each of the parties.

  Biomira agreed to assign to the Corporation any interest Biomira might have in the patent application that was the subject of Biomira's lawsuit against the Corporation. The Corporation granted to Biomira a royalty-free, non-exclusive license, if and when this patent issues, in relation to antigen-based or idiotypic cancer vaccines. This agreement will also extend to two additional antibodies, one of which will be royalty-bearing to the Corporation.

  The Corporation has paid, on behalf of Biomira, a $4.2 million repayment of Biomira's liability to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement. The Corporation will similarly fund a $250,000 liability to the Alberta Government, under a separate contribution agreement, upon successful commercialization of OvaRex® MAb. Both governments had financially supported research and development work at Biomira, and Biomira Research Inc., that ultimately principally benefited the Corporation. As a result of the above, the Industry Canada agreement has been terminated.

  Proprietary Protection

  The Corporation relies upon patent protection and trademarks to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology.

  Patents

  In general, the Corporation pursues a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of the Corporation's proprietary position is based upon the use of technology and products the Corporation has licensed from others, including the master cell bank licensed from Biomira for OvaRex MAb (OvaRex®). The license agreement generally requires the Corporation to pay royalties upon commercialization of products covered by the licensed technology.

  The Corporation owns 11 pending or provisional U.S. patent applications for its therapeutic products and processes, most of which have been or will be filed in countries throughout the world. These patent applications cover various aspects of the Corporation's core technology products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Corporation will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

  The Corporation has been granted two patents by the United States Patent and Trademark Office including a patent which covers the Corporation's novel technology of administering a low-dose foreign antibody (OvaRex® MAb) to any patient whose cancer expresses the target antigen (CA125) and thereby activating an anti-tumor response unique to that individual. In addition, the Corporation has been issued patents by each of the Australian, Belgian, French, German, Greek, Irish, Italian, New Zealand, South African, South Korean, Swedish and United Kingdom patent offices, which broadly cover its technology platform.

  Trademarks And Trade Names

  The Corporation also relies upon trademarks and trade names, to protect its technology. In the United States, the Corporation has a registered trademark for its AIT®, BrevaRex®, GastraRex®, GivaRex®, GynaRex®, HepaRex®, MylaRex®, PleuraRex®, ProstaRex® and OvaRex® marks, as well as pending applications for the brand names related to its other developing products. In addition, the Corporation has received registration and has pending applications for registration of its marks and names in other jurisdictions including the European Community, Canada, Australia, and Japan.

  Scientific Advisory Board

  The Scientific Advisory Board of the Corporation is composed of internationally recognized scientists and meets to review the operational aspects of the Corporation's technology and discovery research programs. Upon a meeting of the Scientific Advisory Board, members receive an honorarium of U.S. $5,000 plus additional per diem amounts as outlined in their agreements with the Corporation.

NAME	INSTITUTION
Jeffrey Schlom, Ph.D.	National Cancer Institute at the National Institute of Health, USA

NAME	INSTITUTION
Aldo Serafini, M.D.	University of Mima, USA
Dean Mann, M.D., Ph.D.	University of Maryland, USA
Hans Wigzell, M.D., D.Sc.	Karolinska Institute, Sweden

  Manufacturing

  The Corporation had entered into a non-binding agreement with Abbott Laboratories for the remaining development, scale-up, process validation and clinical and commercial supply of OvaRex® MAb. However, effective December 15, 2003, the Corporation terminated its agreement with Abbott Laboratories and now it relies exclusively on United Therapeutics for production of OvaRex® MAb for research and development and clinical trial purposes.

  Human Resources

  As of the date hereof, the Corporation has four employees, three of whom are located at the Corporation's executive offices in Edmonton, Alberta, and one of whom is located in Waltham, Massachusetts. Of these four employees, two hold PhD's and one of the four is working in research and product development. None of the employees are governed by a collective bargaining agreement.

  As part of the Exclusive License Agreement with United Therapeutics, in 2002, 14 employees of the Corporation became employees of Unither. As well, in connection with the Corporation's changes in management and relocation of its executive and administrative offices to Edmonton, Alberta, Canada in 2003 eight employees ceased to be employed by the Corporation.

  Leased Properties

  The Corporation's executive offices and research and development facility are located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada T6G 2N8. The Corporation sub-leases the above premises on a month-to-month basis from ViRexx Medical Corp. ("ViRexx"). The Corporation is seeking to sublease the property previously used for its former United States offices. The United States lease expires in August 2004. The total lease costs under leases for the Corporation's lab and office space were approximately $257,000 for the fiscal year ended December 31, 2002.

  Regulatory Environment

  Environmental Protection

  The Corporation is subject to various environmental protection laws and regulations imposed by governments in jurisdictions where it operates. The Corporation operates in compliance with these laws and regulations and is not aware of any pending environmental protection laws which would have a material impact on the Corporation's capital expenditure requirements or competitive position.

  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following tables contain selected consolidated financial information for the Corporation for the periods indicated. The selected consolidated financial information has been derived from, and is qualified by, the Corporation's consolidated financial statements appearing elsewhere in this Appendix G of which have been prepared in accordance with Canadian GAAP. The following information should be read in conjunction with those financial statements and the accompanying notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations", also appearing elsewhere in this Appendix G.

Annual and Current Quarterly Information
	NINE MONTHS
	ENDED
	SEPTEMBER 30	YEAR ENDED DECEMBER 31
	2003	2002	2001	2000
REVENUES ($)
Research contracts	54,149	-	-	-
Sale of research materials	--	-	-	-
License Income	348,925
Interest income	1,9485	34,765	523,095	389,826
	405,022	34,765	523,095	389,826
EXPENSES ($)
Research and development	211,725	2,893,435	26,919,785	12,022,218
General and administrative	3,280,823	5,610,591	7,405,676	6,091,686
Settlement costs	-	-	-	-
	3,492,548	8,504,026	34,325,461	18,113,904
NET LOSS FOR THE PERIOD...	$(3,087,526)	$(8,469,261)	$(33,802,366)	$ (17,724,078)
NET LOSS PER COMMON	$(0.07)	$(0.20)	$(1.21)	$ (1.08)
SHARE

BALANCE SHEET DATA:	AS AT
	SEPTEMBER 30 ($)	AS AT DECEMBER 31 ($)
	2003	2002	2001	2000
Total assets:	714,821	4,546,867	10,791,057	14,754,556
Current liabilities	986,682	1,646,759	7,383,751	3,793,766
Long-term liabilities	590,320	674,763	-	-
Shareholders' equity	(862,181)	2,225,345	3,407,306	10,960,790

Quarterly Information
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2002	2002	2002	2002	2001	2001	2001	2001
REVENUES ($):
Research
contracts:	-	-	-	--	-	-	-	-
Sale of research
materials	-	-	-	-	-	-	-	-
Interest income	5,715	1,505	2,510	25,035	69,737	126,751	141,237	185,369
EXPENSES ($):
Research and
development	197,991	189,820	(1,588,424)	1,936,141	6,016,801	4,962,451	3,019,194	2,202,716
Clinical and
Regulatory	(348,497)	(21,291)	437,980	2,089,615	2,344,766	2,853,419	2,653,704	2,866,737
General and
administrative	989,351	1,301,152	1,682,812	1,631,676	1,803,827	2,209,944	1,938,256	1,453,645
Settlement costs	-	-	-	-	-	-	-	-

NET LOSS FOR
THE PERIOD
($):	(833,130)	(1,468,276)	(529,458)	(5,638,397)	(10,095,657)	(9,899,063)	(7,469,917)	(6,337,729)

NET LOSS PER
COMMON
SHARE ($):	(0.02)	(0.03)	(0.01)	(0.15)	(0.31)	(0.35)	(0.28)	(0.26)

  Dividend Policy

  The Corporation has not paid any dividends on the Common Shares to date and does not expect to pay dividends on the Common Shares in the foreseeable future. The payment of dividends in the future will be dependent upon the earnings and financial condition of the Corporation and on such other factors as the Board of Directors of the Corporation considers appropriate.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the financial condition and results of operation for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 and the nine month interim period ended September 30, 2003 and September 30, 2002 should be read in conjunction with the Corporation's audited consolidated financial statements and accompanying notes and unaudited interim financial statements and accompanying notes contained in Schedule "A" to this Appendix G. This discussion and analysis contains forward-looking statements, including (without limitation) statements concerning possible or assumed future results of operations of the Corporation preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and the Corporation's actual results may differ materially from those anticipated in forward-looking statements. Factors, which may cause such differences, include, but are not limited to, those set forth under "Risk Factors". The Corporation assumes no obligation to publicly release the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances occurring in the future. Readers are urged to review and consider carefully all disclosures made by the Corporation in this Appendix G that attempt to advise interested parties of the risks and factors that may affect the Corporation's business.

  Overview

  The Corporation's business is the research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases. Substantially all of the Corporation's products are subject to regulation by the TPP in Canada, the FDA in the U.S., the EMEA in Europe and similar agencies in other countries. None of the Corporation's products have been approved by regulatory agencies for sale to date. The Corporation has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Corporation does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable. Until revenues are generated, the Corporation is dependent upon its existing limited cash resources, interest income and its ability to obtain financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations.

  The Company commenced operations on December 1, 1995. As of September 30, 2003, the Corporation has incurred cumulative losses of $107.3 million. This includes a loss of $3.1 million for the nine months ended September 30, 2003. The cumulative losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. The loss for the nine months ended September 30, 2003 is also due to continuance of product development activities together with the costs associated with relocating the corporate offices from Waltham to Edmonton, Alberta, Canada, terminating 8 of the company's 10 employees and closure of the U.S. Waltham office.

  Nine Month Period Ended September 30, 2003 Compared to Nine Month Period Ended September 30, 2002

  Financial Highlights

  The Corporation recorded a net income for the quarter ended September 30, 2003 of $87,635, or $0.00 per share, compared to a net loss of $1.5 million, or $0.03 per share, for the same period in 2002. The net loss for the nine months ended September 30, 2003 was $3.1 million, or $0.07 per share, compared to a net loss of $7.6 million, or $0.19 per share, for the same period in 2002. The net loss for the nine months ended September 30, 2002 included a reimbursement of approximately $2.5 million by United Therapeutics of associated costs, related to the licensed technology, for research and development and clinical regulatory expenses.

  Revenues

  Revenues for the three months ended September 30, 2003 totaled $0.4 million, an increase of $0.4 million from the $1,505 recorded in the same period in 2002. Revenue consisted of $348,925 related to the extension of the license to United Therapeutics and $54,149 related to contract research agreements. Revenue for the nine months ended September 30, 2003 totaled $0.4 million, an increase of $0.4 million from the $29,050 recorded in the same period in 2002. Revenue consisted of $348,925 related to the extension of the license to United Therapeutics, $54,149 related to contract research agreements and $1,948 from interest.

  Expenses

  Research and development expenses for the three months ended September 30, 2003 totaled $(0.2) million, a decrease of $0.4 million from the $0.2 recorded in the same period in 2002. The credit balance for the three month period reflects the reversal of accruals made in previous periods in anticipation of expenses that were not realized. For the nine months ended September 30, 2003, research and development expenses totaled $0.2 million, a decrease of $0.3 million from the $0.5 million incurred in the same period in 2002. In 2002, the Corporation recorded a reimbursement of $2.2 million resulting in net research and development expenses of $0.5 million. The reduction in gross research and development expenses was a result of the lower number of employees of the Corporation in the 2003 period and the Corporation's efforts to reduce expenses in light of its limited resources. Clinical and regulatory expenses for the three months ended September 30, 2003 totaled $0 as compared to a credit of $21,291 for the same period in 2002. The credit for the 2002 three-month period is net of an $83,000 reimbursement for clinical related costs from United Therapeutics.

  For the nine months ended September 30, 2003, clinical and regulatory costs totaled $0.02 million, a decrease of $2.48 million from the $2.5 million recorded in the same period in 2002. This decrease for both periods reflects the impact of the assumption of responsibility for costs relating to the development of the licensed products by United Therapeutics subsequent to the April 17, 2002 effective date of the Exclusive License Agreement.

  General and administrative expenses for the three months ended September 30, 2003 totaled $0.5 million, a decrease of $0.8 million from the $1.3 million recorded in the same period in 2002. The expenses for the three months ended September 30, 2003 include the settlement with ICN, the expenses associated with the annual general meeting, insurance premiums, and legal and consulting fees related to intellectual property and general corporate matters.

  For the nine months ended September 30, 2003 general and administrative expenses totaled $3.3 million, a decrease of $1.3 million from the $4.6 million recorded in the same period in 2002. This decrease is primarily related to lower professional fees for the Corporation's intellectual property portfolio and lower payroll costs, facility related costs and other corporate costs all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Corporation in connection with the license agreement described above.

  As a result of the United Therapeutics Exclusive License Agreement, the recent closure of the Waltham office and reduction of employees and salaries, the Corporation anticipates that research and development expenses and supporting general and administrative expenses, will continue at reduced levels. The actual levels of research and development and general and administrative expenditures by the Corporation will depend primarily on the cash resources available to the Corporation. See "Liquidity and Capital Resources".

  Liquidity and Capital Resources

  At September 30, 2003, the Corporation's cash and cash equivalents totaled $0.24 million as compared to $3.6 million at December 31, 2002. Since its inception, the Corporation has financed its operations primarily through private placements and public offerings of equity securities and debt amounting to approximately $107.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.85 million. The Corporation currently has no contributing cash flows from operations. As a result, the Corporation relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, investment income and payments under the Exclusive License Agreement with United Therapeutics.

  The Corporation's net cash used in operating activities amounted to $3.5 million for the nine months ended September 30, 2003 and reflects the Corporation's use of cash to fund its net operating losses and the net changes in non-cash working capital balances which are primarily the result of a reduction in accounts payable and accrued liabilities and the renewal of insurance premiums related to directors and officer insurance at the beginning of the second quarter.

  As part of the United Therapeutics Exclusive License Agreement, United Therapeutics purchased 4.9 million common shares of the Corporation, resulting in gross proceeds to the Corporation of approximately $3.8 million in the second quarter of 2002. In addition, United Therapeutics purchased a convertible debenture from the Corporation for approximately $80,000 that was converted by United Therapeutics into 100,000 common shares of the Corporation on August 21, 2002. The Corporation also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million common shares of the Corporation for an aggregate purchase price of approximately $2.5 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Corporation in the principal amount of approximately $1.4 million. Upon issuance of the second debenture, $688,662 of this debenture was converted into 883,380 common shares of the Corporation. As part of the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Corporation, for gross proceeds to the Corporation of approximately $7.2 million, and a debenture in the principal amount of U.S. $433,310 ($674,463). On September 30, 2003, the value of the convertible debenture was adjusted to reflect the appreciation of the Canadian dollar. The adjustment provides a current value for the convertible debenture of $590,320.

  Subsequent Event

  On October 20, 2003, the Corporation completed a private placement offering of 6 million units at $0.34 per unit, resulting in gross proceeds of $2.04 million. Each unit consists of one Common Share, and one warrant entitling the holder of the warrant to acquire, on or before October 29, 2004, one Common Share of the Corporation upon payment of $0.50 per Common Share. In the event the AltaRex Common Share trading price on the TSX averages $0.60 or higher over 20 consecutive trading days after the expiration of the applicable hold period, the holders of warrants shall be required to exercise their warrants within a 21 day period.

  The Corporation believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of 2004. The Corporation continues to evaluate proposals to enhance shareholder value and to secure the financial viability until the anticipated commercialization of its lead product.

  The Corporation's future funding needs vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

  Year Ended December 31, 2002 to December 31, 2001

  Revenue

  Revenue for the year ended December 31, 2002 totaled $35,000, as compared to $0.5 million for the year ended December 31, 2001. Revenue in each period consisted solely of interest income. The decease in 2002 was due to lower average levels of cash and short-term investments in 2002 as compared to 2001.

  Expenses

  Expenses for the year ended December 31, 2002 decreased by $25.8 million, to $8.5 million for the year ended December 31, 2002 from $34.3 million for the year ended December 31, 2001. This decrease was largely due to lower research and development expenses, which decreased by $25.0 million, to $2.9 million for the year ended December 31, 2002 from $26.9 million for the year ended December 31, 2001. This decrease in research and development expenses primarily reflects the effect of the United Therapeutics Exclusive License Agreement, United Therapeutics assumption of ongoing development responsibilities and associated expenses to complete the development and scale-up of the manufacturing of cell culture based OvaRex® MAb and clinical trial costs related OvaRex® MAb, United Therapeutics hiring of certain former personnel of the Corporation and an offsetting reimbursement to the Corporation of approximately $2.5 million of costs incurred by the Corporation prior to April 17, 2002, the effective date of the Exclusive Licence Agreement.

  General and administrative expenses decreased by $1.8 million, to $5.6 million for the year ended December 31, 2002 from $7.4 million for the year ended December 31, 2001, due to a decrease of $0.6 million in professional fees paid in the management of the Corporation's intellectual property portfolio and general corporate matters, a decrease of $0.6 million in payroll expense as a result of the lower number of employees of the Corporation in 2002, as well as a decrease of $0.6 million in facility-related costs and other corporate costs, all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Corporation in connection with the Exclusive License Agreement described above.

  Liquidity and Capital Resources

  Cash and cash equivalents totaled $3.6 million at December 31, 2002 and $8.2 million at December 31, 2001. From its inception through December 31, 2002, the Corporation has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $107.1 million in aggregate net proceeds to the Corporation. In addition, the Corporation has had interest income on invested balances amounting to an aggregate of $3.5 million, as well as $0.8 million in proceeds received under research contracts. The Corporation currently has no contributing cash flows from operations. As a result, the Corporation relies on external sources of financing such as the issuance of equity or debt securities and interest income and payments under the Exclusive License Agreement with United Therapeutics.

  The Corporation's net cash used in operating activities amounted to $13.4 million, $29.8 million, and $16.4 million for the years ended December 31, 2002, 2001 and 2000, respectively, and resulted primarily from its net operating losses. The Corporation's investing activities resulted in a net provision of cash of $0.8 million, $2.2 million and $1.2 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

  Accounts payable and accrued liabilities decreased by approximately $5.7 million to $1.7 million at December 31, 2002 from $7.4 million at December 31, 2001. This decrease resulted primarily from the payment of some of those liabilities and the assumption by United Therapeutics of responsibility for the ongoing development and associated expenses relating to the development and scale-up of the manufacturing of cell culture based OvaRex® MAb and clinical trial costs related to OvaRex® MAb.

  As part of the Exclusive License Agreement, United Therapeutics purchased 4.9 million Common Shares of the Corporation, resulting in gross proceeds to the Corporation of approximately $3.9 million. In addition, United Therapeutics purchased a convertible debenture from the Corporation for approximately $80,000 that was converted by United Therapeutics into 100,000 Common Shares of the Corporation on August 21, 2002. The Corporation also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million Common Shares of the Corporation for an aggregate purchase price of approximately $2.6 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Corporation in the principal amount of approximately $1.4 million.

  The Corporation had capital expenditures of approximately $4,000 for the year ended December 31, 2002.

  Year Ended December 31, 2001 to December 31, 2000

  Revenue

  Revenue for the year ended December 31, 2001, consisting of interest income, totaled $0.5 million an increase of $0.1 million from $0.4 million for the year ended December 31, 2000. The increase was due to higher average levels of cash and short-term investments in the year ended December 31, 2001 as compared to the same period in the prior year.

  Expenses

  Expenses for the year ended December 31, 2001 increased by $16.2 million, from $18.1 million for the year ended December 31, 2000 to $34.3 million for the year ended December 31, 2001. Research and development expenses increased by $14.9 million, from $12.0 million for the year ended December 31, 2000 to $26.9 million for the year ended December 31, 2001. This increase was due to an increase of $10.6 million in manufacturing development costs as the Corporation worked with Abbott Laboratories and others to complete the development and scale-up of the manufacturing of cell culture based OvaRex(R) MAb, and an increase of $4.0 million in clinical trial costs due largely to a now fully enrolled 102 patient OvaRex(R) MAb trial (commenced in September 2000) and the primary endpoint analysis of the Corporation's 345 patient OvaRex(R) MAb phase IIb trial (completed in September 2001).

  General and administrative expenses increased by $1.3 million, from $6.1 million for the year ended December 31, 2000 to $7.4 million for the year ended December 31, 2001 due to additional professional fees related to the Corporation's intellectual property portfolio and other corporate matters and office expenses due to the occupancy of new office space in the United States in October 2000.

  Liquidity and Capital Resources

  Cash, cash equivalents and short-term investments totaled $9.1 million at December 31, 2001. From the Corporation's inception through December 31, 2001, the Corporation has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $99.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Corporation currently has no contributing cash flows from operations and, as a result, the Corporation relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

  The Corporation's net cash used in operating activities amounted to $29.8 million, $16.4 million and $23.2 million for the years ended December 31, 2001, 2000 and 1999, respectively, and resulted primarily from its net operating losses. The Corporation's investing activities resulted in a net provision of cash of $2.2 million and $1.2 million, respectively, for the years ended December 31, 2001 and 2000 and a net use of cash $0.8 million for the year ended December 31, 1999.

  CONSOLIDATED CAPITALIZATION

  Since December 31, 2002, there have been the following material changes in the share and loan capital, on a consolidated basis, of the Corporation:

    On October 20, 2003, the Corporation completed a private placement offering of 6 million units at $0.34 per unit, resulting in gross proceeds of $2.04 million. Each unit consists of one Common Share, and one warrant entitling the holder of the warrant to acquire, on or before October 20, 2004, one Common Share of the Corporation upon payment of $0.50 per Common Share. In the event the AltaRex Common Share trading price on the TSX averages $0.60 or higher over 20 consecutive trading days after the expiration of the applicable hold period, the holders of warrants shall be required to exercise their warrants within a 21 day period. On October 20, 2003, the Corporation also issued the Agent's Option to the Agent.

  OPTIONS TO PURCHASE SECURITIES

  The following table sets out information relating to the 8,138,368 Options granted under the Option Plan, excluding the Agent's Option which were outstanding as at January 2, 2004:

	NUMBER OF SHARES		EXERCISE PRICE	EXPIRATION
GROUP	UNDER OPTION	DATE OF GRANT	PER SHARE	DATE
Directors and Past Directors	1,875	7/26/1996	$7.20	7/26/2006
(excluding Executive Officers)	625	7/8/1997	$14.72	7/8/2007
	5,000	5/21/1998	$8.72	5/21/2008
	5,000	2/17/2000	$5.96	2/17/2010
	40,000	4/10/2001	$1.95	4/10/2011
	50,000	5/24/2001	$3.13	5/24/2011
	160,000	6/19/2002	$0.47	6/19/2012
	100,000	7/18/2002	$0.38	7/18/2012
	750,000	6/9/2003	$0.43	6/9/2013
SUBTOTAL	1,112,500
Executive Officers and Past	3,333	2/4/1997	$24.00	5/16/2004
Executive Officers	206,250	3/4/1998	$12.00	5/15/2004
	3,000	5/21/1998	$8.72	5/16/2004
	6,250	8/4/1998	$4.60	5/16/2004
	43,750	9/15/1998	$3.64	3/31/2004
	54,687	7/8/1999	$4.12	3/31/2004
	257,812	7/8/1999	$4.12	5/15/2004
	15,725	7/8/1999	$4.12	5/16/2004
	72,500	12/22/1999	$1.40	3/31/2004
	152,500	12/22/1999	$1.40	5/16/2004
	33,333	2/17/2000	$5.96	3/31/2004
	200,000	2/17/2000	$5.96	5/15/2004
	50,000	2/17/2000	$5.96	5/16/2004
	16,667	6/1/2000	$4.16	3/31/2004
	50,000	6/1/2000	$4.16	5/15/2004
	6,250	6/1/2000	$4.16	5/16/2004
	100,000	5/24/2001	$3.13	3/31/2004
	350,000	5/24/2001	$3.13	5/15/2004
	40,000	5/24/2001	$3.13	5/16/2004
	325,000	6/19/2002	$0.47	5/15/2004
	200,000	6/19/2002	$0.47	5/16/2004
	25,000	12/11/2002	$0.37	5/16/2004
	3,750,000	5/15/2003	$0.24	5/15/2013
	300,000	6/9/2003	$0.43	6/9/2013
SUBTOTAL	6,262,057
Employees and Past Employees	500	7/26/1996	$7.20	6/2/2004
	937	7/26/1996	$7.20	5/31/2004
	1,562	7/26/1996	$7.20	5/31/2004
	6,250	5/21/1998	$8.72	5/31/2004

	NUMBER OF SHARES		EXERCISE PRICE	EXPIRATION
GROUP	UNDER OPTION	DATE OF GRANT	PER SHARE	DATE
	6,250	8/4/1998	$4.60	5/31/2004
	12,500	2/17/2000	$5.96	5/31/2004
	12,500	6/1/2000	$4.16	5/31/2004
	23,000	5/24/2001	$3.13	5/31/2004
	100,000	6/19/2002	$0.47	5/31/2004
	25,000	12/11/2002	$0.37	5/31/2004
	1,250	5/21/1998	$8.72	5/31/2004
	750	8/19/1999	$3.60	6/2/2004
	812	8/19/1999	$3.60	5/31/2004
	1,250	2/17/2000	$5.96	6/2/2004
	7,500	2/17/2000	$5.96	5/31/2004
	6,250	6/1/2000	$4.16	6/2/2004
	6,250	6/1/2000	$4.16	5/16/2004
	3,750	6/1/2000	$4.16	5/31/2004
	3,000	5/24/2001	$3.13	6/2/2004
	2,000	5/24/2001	$3.13	5/16/2004
	7,500	5/24/2001	$3.13	5/31/2004
	15,000	9/5/2001	$2.80	5/16/2004
	7,500	9/5/2001	$2.80	9/5/2011
	25,000	9/5/2001	$2.80	5/31/2004
	20,000	6/19/2002	$0.47	5/16/2004
	25,000	6/19/2002	$0.47	6/19/2012
	10,000	6/19/2002	$0.47	6/2/2004
	90,000	6/19/2002	$0.47	5/31/2004
	15,000	1/12/2003	$0.37	5/31/2004
	50,000	6/9/2003	$0.43	6/9/2013
SUBTOTAL	486,311
Consultants	25,000	7/8/1997	$14.72	7/8/2007
	1,250	11/7/1997	$13.20	11/7/2007
	6,250	7/17/1998	$5.60	7/17/2008
	25,000	2/17/2000	$5.96	2/17/2010
	80,000	4/11/2001	$1.95	4/11/2004
	20,000	7/3/2001	$3.70	7/3/2004
	20,000	10/1/2001	$2.19	10/1/2004
	100,000	6/9/2003	$0.43	6/9/2003
SUBTOTAL	277,500
TOTAL	8,138,368

  Notes:

    Exercise price is at or above the market price of the Common Shares as at the date of grant.

  In addition, those Warrants issued as part of the transactions set forth in the above Section of this Appendix G entitled "Consolidated Capitalization" are also outstanding as at January 2, 2004.

  PRIOR SALES

  The following table sets out information with respect to sales of Common Shares by the Corporation within the last 12 months before the date hereof:

	Number of	Issue Price
Date of Issuance	Units(1)	Per Unit ($)
October 20, 2003	6,000,000	0.34

  Notes:

  (1) Each Unit was comprised of one Common Share and one Common Share purchase warrant to purchase an additional Common Share, such that a total of 6,000,000 Common Shares and 6,000,000 Common Share purchase warrants were issued.

  STOCK EXCHANGE PRICE

  The Common Shares are listed on the TSX. The following table sets forth the market price ranges and the trading volumes of the Common Shares for the periods indicated:

		High ($)	Low ($)	Volume (Shares)
2003
	December	0.62	0.36	3,868,800
	November	0.43	0.355	580,405
	October	0.46	0.355	968,047
	September	0.52	0.32	1,781,628
	August	0.43	0.36	622,025
	July	0.48	0.38	715,601
	April 1 to June 30	0.62	0.20	9,492,288
	January 1 to March 31	0.41	0.26	2,032,762
2002
	October 1 to December 31	0.49	0.26	3,439,018
	July 1 to September 30	0.50	0.26	2,136,272
	April 1, to June 30	0.98	0.30	7,461,033
	January 1 to March 31	3.35	0.36	69,600,356
2001
	October 1 to December 31	2.70	1.70	5,430,094

  PRINCIPAL SHAREHOLDER

  The following table beneficially sets out information relating to the only person who, to the knowledge of the Corporation, directly or indirectly owned more than 10% of the issued and outstanding Common Shares as at January 2, 2004:

NAME	NUMBER OF COMMON SHARES	% OF COMMON SHARES
United Therapeutics Corporation	9,133,380	17.6(1)
Silver Springs, Maryland, U.S.

  NOTE:

  (1) Pursuant to the United Convertible Note, which United Therapeutics may convert for Common Shares at any time, United Therapeutics has the right to acquire a further 866,620 Common Shares which would result in United Therapeutics owning 10,000,000 Common Shares being 19% of the Common Shares on a fully diluted basis assuming no other changes respecting the Corporation.

  DIRECTORS AND OFFICERS

  The following table sets out a brief biography of each of the directors and officers of the Corporation, which includes a description of their principal occupations for the last five years:

NUMBER
OF
	PRINCIPAL OCCUPATION		VOTING
NAME AND OFFICE	FOR LAST FIVE YEARS	DIRECTOR SINCE	SHARES
Dr. Antoine A.	Dr. Noujaim rejoined the Corporation in May	December 1, 1995 to	1,500,000
Noujaim(3)	2003 as its President and Chief Executive	July 18, 2002 and	Common
Edmonton, Alberta	Officer and Vice Chairman of the Board.	May 15, 2003 to	Shares and
President, Chief	Dr. Noujaim founded the Corporation in 1995	present	2,250,000
Executive Officer, Vice	and served as its Chairman and Chief Scientific		options
Chairman of the Board	Officer until July 2002. Dr. Noujaim also serves
and Director	as President and Chief Executive Officer of
ViRexx, a biotechnology company engaged in
the research and development of
biopharmaceutical products for the treatment of
Hepatitis B, chronic Hepatitis C and resultant
liver cancers. Dr. Noujaim has served as
President and Chief Executive Officer of
ViRexx since September 2001.
Jacques R. LaPointe(1)(2)(3)	Mr. LaPointe has been a Director of the	May 24, 2001	75,000
Milton, Ontario	Corporation since May 2001 and was first		Common
Director and Chairman of	appointed Chairman in July 2002. Mr. LaPointe		Shares and
the Board	has more than 30 years of leadership and		560,000
	operational experience with global		options
biotechnology and pharmaceutical
organizations. Mr. LaPointe was with Glaxo
Wellcome plc for 12 years and held the
positions of President and CEO of Glaxo
Canada as well as Glaxo Wellcome U.K.
Mr. LaPointe is a former Chairman of the
Pharmaceutical Manufacturers Association of
Canada, now known as Canada's Research-
based Pharmaceutical Companies.
Bruce D. Brydon(1)(2)(3)	Mr. Brydon has been a Director of the	May 24, 2001	Nil
Salt Spring Island, British	Corporation since May 2001. Mr. Brydon		Common
Columbia	served as Chief Executive Officer of Biovail		Shares and
Director	Corporation, a biotechnology company, from		210,000
	1997 to 2001, and served as a Director of that		Options
company from 1995 to 2002. Mr. Brydon was
President and Chief Executive Officer of
Biovail Corporation from 1995 to 1997.

NUMBER
OF
	PRINCIPAL OCCUPATION		VOTING
NAME AND OFFICE	FOR LAST FIVE YEARS	DIRECTOR SINCE	SHARES
Jean-Guy Lambert(1)(2)(3)	President and Chief Executive Officer of Dacha	June 9, 2003	Nil
Montreal, Québec	Capital Inc., a public company listed on the		Common
Director	TSX Venture Exchange. From 1993 to 1996,		Shares and
	Mr. Lambert was President of Intermont Inc.,		150,000
	and from 1991 to 1993, he acted as financial		Options
advisor to Hydro-Québec. From 1968 to 1991,
Mr. Lambert acted as portfolio manager and
Vice-President, pension funds investments, for
a number of large financial institutions.
Robin Salmon, CA(3)	Mr. Salmon joined the Corporation as its Chief	June 9, 2003	20,000
Edmonton, Alberta	Financial Officer in May 2003. Since		Common
Chief Financial Officer,	September 2001, Mr. Salmon has also served as		Shares and
Vice President, Finance	Chief Financial Officer of ViRexx, a		1,650,000
and Director	biotechnology company engaged in the research		Options
and development of biopharmaceutical products
for the treatment of Hepatitis B, chronic
Hepatitis C and resultant liver cancers. Mr.
Salmon also acted as Chief Financial Officer of
Indico Technologies Ltd., a medical device
company from September 2000 to August 2001.
Mr. Salmon was a partner of KPMG, chartered
accounting firm, from 1981 until his retirement
from the practice in 2000.
Bruce D. Hirsche	Mr. Hirsche was appointed Corporate Secretary	Not applicable	Nil
Edmonton, Alberta	of the Corporation on May 15, 2003. Mr.		Common
Corporate Secretary	Hirsche is a partner of the firm Parlee McLaws		Shares and
	LLP and practices in the areas of securities,		150,000
	intellectual property and corporate law. Mr.		Options
Hirsche received his B.A. and LLB from the
University of Alberta in 1973 and 1974
respectively and his LLM specializing in
securities law from Osgoode Hall Law School
in 2003.

  Notes:

  (1) Member of the Compensation Committee
  (2) Member of the Audit Committee
  (3) Member of the Corporate Governance Committee

  As a group, the directors and officers owned, directly or indirectly, or exercised control or direction over an aggregate of 1,595,000 (approximately 3.1% of the total outstanding) Common Shares of the Corporation as at January 2, 2004. The directors and executive officers of the Corporation own beneficially or exercise control or direction over (directly or indirectly) 4,970,000 Options or 61.1% of the issued and outstanding Options under the Option Plan. If all of such noted Options were exercised, assuming no other changes respecting the Corporation, the directors and executive officers of the Corporation, as a group, would own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 6,565,000 Common Shares or 11.2% of the issued and outstanding Common Shares on a fully diluted basis. The information as to Common Shares owned indirectly or over which control or discretion is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Corporation, has been furnished by such directors and officers.

  RISK FACTORS

  The following risk factors should be carefully reviewed and evaluated. There are a number of important factors that could cause the Corporation's actual results to differ materially from those indicated or implied by forward-looking statements. The Corporation believes that the material factors discussed below could cause or contribute to such material differences.

  The Corporation Has A History Of Net Losses, And It Expects To Continue To Incur Additional Net Losses, And May Not Achieve Or Maintain Profitability

  To date, the Corporation has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation has accumulated net losses of approximately $104.2 million to December 31, 2002 and $107.3 million as of September 30, 2003. Subject to obtaining the required financing to continue to operate its business, the Corporation anticipates that it will continue to incur significant operating losses as it and its collaborators advance its products through development and clinical trials to commercialization. The amounts and timing of expenditures will depend on the availability of resources to pursue such efforts, the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any additional development and licensing agreements with collaborators, the Corporation's development of additional products, the FDA, the TPP, the EMEA and other regulatory processes and other factors, many of which are beyond the Corporation's control.

  The Corporation does not expect to receive revenues from commercial sales of its new products for the next few years, if at all. The Corporation expects to continue to incur losses unless and until such time as strategic alliance payments and royalty payments generate sufficient revenues to fund its continuing operations. The ability of the Corporation to achieve profitability in subsequent years depends upon, among other things, successfully completing preclinical, clinical and product development efforts and obtaining regulatory approval for its products. The development of the Corporation's products will require the commitment of substantial resources to conduct the time-consuming development of products to meet market and regulatory requirements and to establish strategic relationships for production capabilities. The Corporation can make no assurance that it will generate any revenues or achieve profitability.

  The Corporation believes that its available cash and cash equivalents, including its private placement proceeds, and interest earned thereon should be sufficient to finance its operations and capital needs through the end of December, 2004. Beyond the Corporation's immediate need for cash, the Corporation intends to rely on cash, if any, generated from licensing revenues, collaborative agreements and other capital-raising activities which will be highly dependent on the Corporation's successful development and commercialization of its products. The Corporation can make no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate.

  The Corporation's Business Is Dependent On The Successful Development And Market Acceptance Of Its Products

  Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Corporation's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. The Corporation can make no assurance that these products will be developed successfully or receive regulatory approval. The new products of the Corporation are currently in the research and development stages, the riskiest stages for a Corporation in the biotechnology industry. The Corporation can make no assurance that its research and development programs will result in commercially viable products. To achieve profitable operations, the Corporation, alone or with others such as United, must successfully develop, introduce and market its products. In April 2002, the Corporation entered into the Exclusive License Agreement with United Therapeutics for the development and commercialization of OvaRex® MAb, the Corporation's product candidate for the treatment of late-stage ovarian cancer, and four other monoclonal antibodies worldwide, with the major exception of the member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. To obtain regulatory approvals for the products being developed and to achieve commercial success, clinical trials must demonstrate that the products are safe for human use and that they demonstrate efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation or its collaborators to abandon its commitment to that program. The Corporation can make no assurance that any future animal or human test, if undertaken, will yield favorable results.

  The Corporation can make no assurance that any products based on its technology, if approved for marketing, will ever achieve market acceptance. These products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any of these products will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods, and reimbursement policies of government and third-party payers. The Corporation can make no assurance that physicians, patients or the medical community in general will accept and utilize any of these products, and the lack of such market acceptance would have a material adverse effect on the Corporation's business, financial condition and results of operations.

  The Biologics License Application For OvaRex® MAb May Not Be Submitted At The Time Expected Or At All, And If Submitted, May Not Be Approved

  The development program for OvaRex® MAb has been assumed by United Therapeutics. The program has been designed to lead to an initial filing with the FDA of a Biologics License Application ("BLA") for the purpose of obtaining approval to market the product in the United States. A BLA filing is extensive and includes, among other things, detailed information regarding the design, conduct and results of preclinical and clinical testing, the composition, synthesis and manufacture of the product, and such other information and/or analyses as may be requested by the FDA in support of the BLA. The timing of the filing of the BLA may be impacted by, among other things, the sufficiency of results and data from ongoing and completed clinical trials, the satisfactory completion of ongoing development and manufacturing requirements and requests by the FDA for additional information and data to support the filing.

  The Corporation can make no assurance that the ongoing and planned clinical trials of OvaRex® MAb will provide sufficient data for such a filing. Further, United Therapeutics and the Corporation are evaluating the potential use of alternative manufacturers or sources, including United Therapeutics' own manufacturing in a start-up facility, for the production of commercial consistency lots necessary to complete the BLA filing. The Corporation can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings. Also, the Corporation can make no assurance that the FDA will not request additional information or data to support such filings. For example, a delay in the filing of the BLA will impact the timing of the FDA's review of the application and approval for marketing of the product and, if approved, the timing of commercialization of the product. Any such delay may have a material adverse effect on the Corporation's business, financial condition and results of operations.

  Preclinical And Clinical Testing Of The Corporation's Products Is Expensive And Time-Consuming, And The Results Of These Tests Are Uncertain

  Clinical trials of the Corporation's products are presently being conducted by United Therapeutics in North America. The Corporation believes that additional clinical trials are necessary to confirm the efficacy of OvaRex® MAb. As a result, while the results reported to date from trials with OvaRex® MAb are encouraging, the Corporation can make no assurance that OvaRex® MAb or its other products will demonstrate a therapeutic benefit in the treatment of cancer patients that would be sufficient for obtaining regulatory approval.

  Before obtaining regulatory approvals for the commercial sale of any of the Corporation's potential new products, the products will be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Results of the initial preclinical and clinical testing of products under development or any interim analyses of clinical trials are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical and clinical testing. Furthermore, the Corporation can make no assurance that clinical trials of products under development will be completed or will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of such product.

  The rate of completion of clinical trials depends on, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in future clinical trials may result in increased costs and delays in the completion of the product development programs.

  Failure To Obtain Regulatory Approval In North America And Europe Will Prevent The Corporation From Marketing Its Products

  The FDA, the TPP, the EMEA and comparable agencies in other jurisdictions impose substantial requirements on biotechnology and pharmaceutical companies prior to the introduction of therapeutic products. These requirements include lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures, together which involve the expenditure of substantial resources. Satisfaction of these requirements typically takes a number of years and varies substantially based on the type, complexity and novelty of the pharmaceutical product.

  Any future FDA, TPP, EMEA or other governmental approval of products developed by the Corporation and/or its collaborators may entail limitations on the indicated uses for which such products may be marketed. Approved products may be subject to additional testing and surveillance programs as required by regulatory agencies. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

  The effect of governmental regulation may be to delay marketing the Corporation's products for a considerable period of time, to impose costly requirements on the Corporation's activities or to provide a competitive advantage to other companies that compete with the Corporation and/or its collaborators. Adverse clinical results could have a negative impact on the regulatory process and timing. A delay in obtaining or failure to obtain regulatory approvals could adversely affect the marketing of the Corporation's products and the Corporation's and/or its collaborators' liquidity and capital resources. In addition, future legislation or administrative action may result in governmental regulations adverse to the Corporation. The Corporation cannot predict the potential adverse effect on its business of any governmental regulation that may arise from future legislation or administrative action.

  INDs have been submitted to the TPP and FDA for OvaRex® MAb and to the FDA for BrevaRex® MAb, but have not been submitted for other products currently under development. The Corporation can make no assurance that it, or United Therapeutics, will obtain regulatory approval to commercialize OvaRex® MAb and BrevaRex® MAb, or that it, or United Therapeutics, will be in a position to file the regulatory applications for its future products.

  The Corporation has developed in conjunction with the FDA a clinical plan to study the comparability of cell culture-based OvaRex® MAb with its current ascites-based material, which United has undertaken. The Corporation can make no assurance that the establishment of a clinical development plan or program in conjunction with regulatory authorities will result in such plan or program being sufficient for obtaining regulatory approval of a product upon submission of a licensing application. The insufficiency of a program could delay or prevent regulatory approval of any such product.

  The Corporation Is Dependent On The Success Of Its Strategic Relationships With United And Other Third Parties

  The Corporation is a party to collaborative agreements with third parties relating to OvaRex® MAb and its other products. Under these collaborations, depending on the structure of the collaboration, the Corporation is dependent on its collaborators to fund, to conduct clinical trials, obtain regulatory approvals for, and manufacture, market and sell products using our technology. The Corporation's collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products.

  The Corporation's future success is dependent on the development and maintenance of strategic relationships. The Corporation intends to seek to enter into additional strategic relationships with collaborators to commercialize products and to participate in and continue to finance the later stage clinical development of products. If the Corporation cannot maintain its existing collaborations or establish new collaborations, it would be required to terminate the development and commercialization of products or undertake product development and commercialization activities at its own expense.

  In April 2002, the Corporation entered into an Exclusive License Agreement with United Therapeutics for the development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the major exception of the member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. Under the Exclusive License Agreement, United Therapeutics is responsible for the development of the Corporation's intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay the Corporation certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. If United Therapeutics does not devote the resources necessary or does not advance the clinical development of the products, particularly OvaRex® MAb, the Corporation will be materially adversely affected.

  If the Corporation fails to enter into strategic relationships for development of products on terms favorable to the Corporation or if these collaborators fail to effectively complete the clinical trials, the regulatory approval of the Corporation's products may be delayed, and any such delay may have a materially adverse effect on the Corporation's results of operations and business. The Corporation may also rely on collaborators to market its products. If the Corporation fails to enter collaborations or if its collaborators fail to effectively market the Corporation's products, the Corporation may lose the opportunity to successfully commercialize the products. The Corporation can make no assurance that it will be able to enter additional collaborations on terms that are acceptable to the Corporation.

  The Corporation and its collaborators do not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials. Pursuant to the Draximage Alliance Agreement, Draximage Inc. has filled OvaRex® MAb vials for clinical trials and could have certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex® MAb drug for commercial purposes. In addition, United Therapeutics is now working with other vendors to fill OvaRex(R) MAb vials. The Corporation previously worked with Lonza Biologics plc on the production of cell culture-based OvaRex® antibody and had subsequently transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. Effective, December 15, 2003, the manufacturing and development responsibilities of Abbott Laboratories were terminated. The Corporation is now reliant upon United Therapeutics for all manufacturing responsibilities. The Corporation can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings for OvaRex® MAb, or that United Therapeutics' manufacturing decisions would be appropriate for the Corporation and its other collaborators. Also, if long-term arrangements for the production of OvaRex® MAb and other antibodies cannot be entered into, the Corporation may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, the Corporation may incur significant costs.

  Scaling-up production and producing multiple consistency lots of cell culture-derived materials will enable the Corporation and United to further pursue regulatory approval and commercialization of OvaRex® MAb. Such regulatory approval and commercialization is dependent upon the Corporation's and United Therapeutics' ability to achieve such improvements in production.

  The Corporation also relies on a number of alliances and collaborative partnerships for the development of its products. The Corporation cannot guarantee that these relationships will continue or result in any successful developments.

  The Development And Commercialization of The Corporation's Products May Be Terminated Or Delayed And The Costs Of Development And Commercialization May Increase, If The Corporation And Its Strategic Collaborators Are Unable To Develop And Maintain Arrangements With Third Parties To Manufacture And Support The Development And Commercialization Of The Corporation's Products

  The Corporation has limited experience in manufacturing biopharmaceuticals. The Corporation and its collaborators intend to rely primarily on contract manufacturers to produce antibodies and other components of its products for research and development, preclinical and clinical trial purposes. The Corporation and United Therapeutics may select contract manufacturers or may establish and validate its own manufacturing facilities. The Corporation's products have never been manufactured on a commercial scale, and the Corporation can make no assurance that its products can be manufactured at a cost, in quantities, or in a timeframe necessary to make them commercially viable. If the Corporation or United Therapeutics are unable to contract or manufacture a sufficient supply of required products and substances on acceptable terms, or the Corporation or United Therapeutics should encounter delays or difficulties, the Corporation's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Corporation's business, financial condition and results of operations. Moreover, contract manufacturers that the Corporation may use must continually adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers or United Therapeutics cannot pass a pre-approval plant inspection, the FDA premarket approval of the Corporation's products will not be granted.

  The Corporation currently has no sales, marketing or distribution experience. The Corporation intends to rely on its current and future collaborators to market its products; however, the Corporation can make no assurance that its collaborators have effective sales forces and distribution systems. If the Corporation is unable to maintain or establish such relationships and is required to market any of its products directly, the Corporation will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The Corporation can make no assurance that it will be able to maintain or establish such relationships with third parties or develop in-house sales and distribution capabilities. To the extent that the Corporation depends on its collaborators or third parties for marketing and distribution, any future revenues of the Corporation will depend upon the efforts of such collaborators or third parties, and the Corporation can make no assurance that such efforts will be successful.

  The Corporation Faces Substantial Competition, Which May Result In Others Discovering, Developing Or Commercializing Competing Products Before Or More Successfully Than The Corporation Does

  Technological competition in the pharmaceutical industry is intense. There are many companies and institutions, both public and private, including pharmaceutical companies, chemical companies, specialized biotechnology companies and research, government and academic institutions, that are engaged in developing synthetic pharmaceuticals and biotechnology products for human therapeutic applications, including the applications targeted by the Corporation. The Corporation may have to compete with these competitors to develop products aimed at treating similar conditions. Many of these competitors have substantially greater resources than the Corporation. The Corporation can make no assurance that developments by others will not render its products or technologies noncompetitive or adversely affect the commitment of the Corporation's commercial collaborators to the Corporation's programs.

  The pharmaceutical industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. Competitors of the Corporation may use different technologies or approaches to develop products similar to products which the Corporation is seeking to develop, or may develop new or enhanced products for processes that may be more effective, less expensive, safer or more readily available before the Corporation obtains approval of its products. The Corporation can make no assurance that its products will compete successfully or that research and development by competitors will not render the Corporation's products obsolete or uneconomical.

  If The Corporation Is Not Able To Obtain Or Maintain Patent Protection For Its Products, Or Keep Its Trade Secrets Confidential, Its Technology And Information May Be Used By Others To Compete Against It

  Due to the length of time and expense associated with bringing new products through development and the governmental approval process to the marketplace, the pharmaceutical industry has traditionally placed considerable importance on obtaining and maintaining patent and trade secret protection for significant new technologies, products and processes.

  The patent protection afforded to biotechnology and pharmaceutical firms is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under patents. These issues are further complicated in this field by the abundance of publications and/or prior art, including publications by the Corporation. Thus, while the Corporation believes that its proprietary information is protected to the fullest extent practicable, the Corporation can make no assurance that (i) additional patents will be issued to the Corporation in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Corporation's patent protection or that such challenges will not be successful, (iii) processes or products of the Corporation do not or will not infringe upon the patents of third parties, or (iv) the scope of patents that may be issued to the Corporation will successfully prevent third parties from developing similar and competitive products. The Corporation cannot predict how any patent litigation will affect the Corporation's efforts to develop, manufacture or market its products. The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Corporation may be significant.

  The products being developed by the Corporation also incorporate technology and processes that will not be protected by any patent and are capable of being duplicated or improved upon by competitors. Accordingly, the Corporation may be vulnerable to competitors, which develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Corporation. In addition, the Corporation may be required to obtain licenses under patents or other proprietary rights of third parties. The Corporation can make no assurance that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation. If the Corporation does not obtain any required licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around any relevant patents, or it could find that the development, manufacture or sale of products requiring any required licenses could be foreclosed.

  The Corporation can make no assurance that its patent applications will further mature into issued patents, or will afford legal protection against competitors, or will provide significant proprietary protection or competitive advantage. In addition, the Corporation can make no assurance that its patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that the Corporation would need to license or circumvent. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to the products or processes competitive with the products and processes of the Corporation.

  The Corporation May Not Be Able To Manage Its Business Effectively If It Is Unable To Attract And Retain Key Personnel And Consultants

  The Corporation is highly dependent on its senior officers, scientific personnel, consultants and management staff, the loss of whose services might significantly delay or prevent the Corporation's achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the Corporation's success. The Corporation can make no assurance that it will be able to attract and retain qualified individuals currently or in the future on acceptable terms, or at all, and the failure to do so could have a material adverse effect on the Corporation's business, financial condition and results of operations.

  The Corporation Could Be Exposed To Significant Liability Claims If It Is Unable To Obtain Insurance At Acceptable Costs and Adequate Levels Or Otherwise Protect Itself Against Product Liability Claims

  The testing, marketing, sale and use of products under development by the Corporation may entail risk of product liability. Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale. The Corporation can make no assurance that it can avoid significant product liability exposure. The Corporation currently has in place product liability insurance for its biopharmaceutical products and expects that as it expands, the Corporation will require additional insurance. The Corporation can make no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its biopharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

  Volatility Of The Corporation's Common Share Price Could Cause You To Lose All Or Part of Your Investment

  Market prices for securities of biotechnology companies generally, and of the Corporation's Common Shares in particular, are volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by the Corporation or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of Common Shares by the Corporation or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares of the Corporation.

  Provisions In The Corporation's Charter Documents And Provisions Of Alberta Law May Prevent A Change In Control Or Management That Shareholders May Consider Desirable

  The Corporation's Board of Directors may issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series, without any vote or action by the Corporation's shareholders, other than as may be required by the TSX as a condition of approving a private placement transaction. If the Corporation issues any additional Common Shares or any preferred shares, the percentage ownership of existing shareholders may be reduced and diluted. In addition, the Corporation's Board of Directors may determine the price, rights, preferences, privileges and restrictions, including voting, dividend and conversion rights, of the preferred shares and determine to whom they shall be issued. There are currently no preferred shares outstanding. However, the rights of the holders of any preferred shares that may be issued in the future may be senior to the rights of holders of Common Shares, which could preclude holders of Common Shares from receiving dividends, proceeds of a liquidation or other benefits. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire control of the Corporation by, for example, discouraging an unsolicited acquisition proposal or a proxy contest, the effect of which may be to deprive the Corporation's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Corporation.

  The Corporation Previously Used Arthur Andersen LLP As Its Independent Auditors

  The Corporation's consolidated financial statements as of and for the fiscal years ended December 31, 2000 and December 31, 2001 were audited by Arthur Andersen LLP, independent accountants. On August 31, 2002, Arthur Andersen LLP ceased practicing. Therefore, Arthur Andersen LLP did not reissue its audit report with respect to the financial statements included in this Information Circular and did not consent to the inclusion of its audit report in this Information Circular. As a result, holders of the Corporation's securities, and investors evaluating offers and purchasing securities may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such holders or investors were able to assert such a claim, because it has ceased operations, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by such persons that might arise under federal securities laws or otherwise with respect to Arthur Andersen LLP's audit report.

  Dependence on Management and Key Personnel

  The Corporation is dependent upon the personal efforts and abilities of its team of executive officers and senior management. The ability to retain these executives and to attract and retain other highly competent executives, sales personnel and technicians is critical to the ongoing success of the Corporation.

  Quantitative and Qualitative Disclosures About Market Risk

  At December 31, 2002, the Corporation had cash and cash equivalents of $3.6 million. The Corporation's principal risks relative to its cash and cash equivalents are credit risk and interest rate risk. Regarding credit risk, the Corporation mitigates such risk by investing only in federal or provincial government securities or investment grade corporate obligations in the form of commercial paper or bankers' acceptances. Regarding interest rate risk, exposure results from changes in short-term interest rates or early redemption of securities. These risks are mitigated by the short-term nature of the portfolio.

  Foreign Currency Exposure

  Prior to the relocation of its executive and administrative offices to Edmonton, Alberta, Canada in May 2003, the Corporation had a significant portion of its operations in the United States, including the operation of its former office in the United States and the ongoing administration of development and research activities related to the Corporation's products. A significant portion of the Corporation's transactions continue to be denominated in U.S. dollars and, accordingly, the Corporation has an exposure risk to foreign exchange rates. The Corporation partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2002, the Corporation had $3.5 million (or 98%) of the total cash and short-term investments invested in U.S. dollar denominated financial instruments and cash deposits. Other than as mentioned here, the Corporation does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

  LEGAL PROCEEDINGS

  There are no legal proceedings material to the Corporation to which the Corporation is a party or of which any of its property is the subject matter, and the Corporation is not aware of any such proceedings which are contemplated.

  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

  Except as described below or elsewhere herein, none of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year.

  On April 17, 2002, the Corporation entered into the Exclusive License Agreement with a wholly owned subsidiary of United Therapeutics namely, Unither, for the development of five monoclonal antibodies, including OvaRex MAb, the Corporation's lead product in late stage development for ovarian cancer. Under the terms of the Exclusive License Agreement, United Therapeutics received exclusive rights for the development and commercialization of the products world-wide, with the exception of rights retained by the Corporation to the European Union, and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. United Therapeutics will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Corporation. United Therapeutics reimbursed the Corporation, in accordance with the Exclusive License Agreement, for approximately $2.5 million of the costs related to the licensed technology incurred prior to April 17, 2002.

  In April 2002, the Corporation and United Therapeutics entered into a subscription and debenture purchase agreement (the "Subscription and Debenture Agreement"), pursuant to which United Therapeutics purchased 4,900,000 Common Shares of the Corporation at a price of U.S. $0.50 per share for total proceeds to the Corporation of U.S. $2,450,000. In addition, the Corporation issued to United Therapeutics a debenture in the principal amount of U.S. $50,000, which was converted by United Therapeutics into 100,000 Common Shares at a price of U.S. $0.50 per share. The Corporation also issued to United Therapeutics a warrant to purchase 3,250,000 Common Shares at a price of U.S. $0.50 per share, which was exercised in full by United Therapeutics in August 2002. Also in August 2002, United Therapeutics exercised its right, pursuant to the Subscription and Debenture Agreement, to purchase a second debenture in the principal amount of U.S. $875,000. Upon issuance of the second debenture, U.S. $441,690 of the principal amount of the second debenture automatically converted into 883,380 Common Shares. A note payable for U.S. $433,310 (the "United Convertible Note"), secured by the Corporation's intellectual property, was issued in exchange for the remaining proceeds. Interest is due on the note quarterly and accrues at a rate of 6% per annum. The unpaid principal and interest on the note is due in full in August 2005. The note is convertible into Common Shares at a price of U.S. $0.50 per share at any time at the option of United Therapeutics.

  Pursuant to a severance agreement dated May 22, 2003, between Richard E. Bagley and the Corporation, Mr. Bagley resigned as President, Chief Executive Officer and Director of the Corporation. The agreement provides for, among other things, the payment of U.S. $67,000 to Mr. Bagley upon his resignation and an additional U.S. $202,500 to be paid to Mr. Bagley in bi-monthly instalments over a period of 12 months beginning on the date of his resignation, subject to acceleration upon the occurrence of specified events. As at October 31, 2003, the Corporation had satisfied in full the additional U.S. $202,500 payment owing to Mr. Bagley under the severance agreement.

  AltaRex currently leases space from ViRexx for its Canadian facilities on a month-to-month basis. Dr. Noujaim and Mr. Salmon are officers and directors of ViRexx. The total lease costs for AltaRex for the Canadian facilities for the fiscal year ended December 31, 2002 were approximately $257,000.

  In April 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Corporation in the Superior Court of Orange County, California claiming that the Corporation breached a letter of intent between ICN and the Corporation and seeking unspecified damages. In June 2003, pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed not to pursue its claims against the Corporation in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Corporation and Dr. Noujaim entered into an agreement pursuant to which the Corporation agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Corporation issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which was secured by all of the Corporation's personal property. Interest accrued on the note at a rate of 10% per annum. Principal and interest on the note was payable on demand. Dr. Noujaim has been repaid the entire U.S. $275,000.

  Bruce D. Hirsche, Q.C., is a partner with the law firm Parlee McLaws LLP and is the corporate secretary of the Corporation. Parlee McLaws LLP has been paid and will continue to be paid legal fees by the Corporation and Medical for services rendered.

  AUDITORS, TRANSFER AGENT AND REGISTRAR

  The auditors of the Corporation are PricewaterhouseCoopers LLP, 1501 Edmonton City Centre, 10088-102 Avenue, Edmonton, Alberta, T5J 2Z1.

  Computershare Trust Corporation of Canada, Inc. is the registrar and Transfer Agent for the Common Shares at its principal offices in Calgary, Alberta and Toronto, Ontario.

  MATERIAL CONTRACTS

  The Corporation has not entered into any material contracts, other than contracts entered into in the ordinary course of business, within the two years prior to the date of this Appendix G, other than the following:

    Lease Renewal Agreement between The Governors of the University of Alberta and AltaRex Corp. dated February 27, 2002.

    Consent to Lease Agreement among The Governors of the University of Alberta, Virexx and AltaRex Corp. dated February 27, 2002.

    Joint Venture Agreement and Distribution Agreement between Medison Pharma Ltd. and AltaRex Corp. dated April 10, 2002.

    Distribution Agreement between AltaRexMedison Pharmaceutical Distribution Ltd. and AltaRex Corp. dated April 10, 2002.

    Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp.dated April 17, 2002.
    Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

    Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

    Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

    Consulting Agreement between Dorian Regulatory Affairs and AltaRex Corp. dated January 15, 2002 as amended by a Letter of Amendment dated April 23, 2002.

    Lease Assignment Agreement between Virexx and AltaRex Corp. dated July 12, 2002.

    Sublease Assignment Agreement between Virexx and AltaRex Corp. dated July 12, 2002.

    Convertible Note Payable with a prescribed interest rate of 6% granted in favour of United Therapeutics Corporation by AltaRex Corp. dated August 15, 2002.

    Confidential Disclosure Agreement between Immuno Vaccine Technologies Inc. and AltaRex Corp. dated November 13, 2002.

    Material Transfer Agreement between Immuno Vaccine Technologies Inc. and AltaRex Corp., executed by AltaRex on November 26, 2002 and by Immuno Vaccine Technologies Inc. on December 3, 2002.

    Advisory Agreement between SoneBridge Merchant Capital Corp. and AltaRex Corp. dated April 10, 2003.

    Interim Funding Agreement between Greenwich Insurance Company and AltaRex Corp. dated April 11, 2003.

    Settlement Agreement and Conditional Mutual Release between Dr. Antoine A. Noujaim and AltaRex Corp. dated June 13, 2003.

    General Security Agreement between Antoine A. Noujaim and AltaRex Corp. dated June 20, 2003.

    Settlement Agreement and Mutual Release among Dr. Antoine A. Noujaim, Greenwich Insurance Company and AltaRex Corp. dated July 30, 2003.

  Copies of the above referenced material contracts are available for inspection at the offices of the Corporation during the hours of 8:30 a.m. and 4:00 p.m. (Mountain Standard Time).

  SCHEDULE "A"

  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
  ALTAREX CORP. FOR THE YEARS ENDING DECEMBER 31, 2002, DECEMBER 31, 2001 AND
  DECEMBER 31, 2000, TOGETHER WITH THE UNAUDITED INTERIM FINANCIAL STATEMENTS
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

  ALTAREX CORP.

  INTERIM REPORT TO SHAREHOLDERS

  FOR THE THREE & NINE MONTH PERIODS ENDED

  September 30, 2003

  ALTAREX CORP.

  1123 DENTISTRY/PHARMACY BUILDING
  UNIVERSITY OF ALBERTA
  EDMONTON, ALBERTA T6G 2N8

  CONTACT:

  ROB SALMON OR ANTOINE NOUJAIM

  PHONE: 780-944-9993
  FAX NUMBER: 780-433-1158

  www.altarex.com
  info@altarex.com

  ALTAREX CORP.

  INTERIM REPORT TO SHAREHOLDERS

  FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003

  All dollar figures are in Canadian dollars unless otherwise stated

  Third Quarter Highlights - Message to Our Shareholders

  I am happy to report to our shareholders that the three-point plan developed in May is indeed on track. The first objective was to reduce the "cash burn" of the company to manageable levels. The Closure of the Waltham executive office, the resignation or releasing of 8 of the company's 10 employees and relocation of the company to its origins in Edmonton, Alberta, have significantly contributed to achieving this objective. We have entered into research contracts with United Therapeutics to provide the services of our scientists.

  Our second objective was to raise sufficient funds to stabilize AltaRex. On October 20th, 2003 we successfully closed a private placement for gross proceeds of $2.04 million. This financing, coupled with the US$250,000 payment from United Therapeutics related to the Germany license extension, is anticipated to provide the company with sufficient working capital until the end of 2004. We continue to pursue other financing strategies to increase the cash position of the company and secure sufficient resources until the commercialization of OvaRex®.

  Our third objective was to create a new vision for the company. This could not be addressed until we had reduced the "cash burn" and raised the necessary capital to ensure the company's financial viability. We are currently reviewing a number of strategic options and intend to report more on these in the near future.

  On October 6th, 2003 we announced that the company had been granted a "multi-epitopic" patent from the European Patent Office applicable to the Company's lead product OvaRex® MAb (oregovomab). This "multi-epitopic" patent is key to the Company's intellectual property portfolio in Europe, and complements a previously issued patent (effective June 5, 2001) by the U.S. Patent and Trademark Office.

  Throughout this transition period, we continue to work diligently with our strategic partner, United Therapeutics, in the implementation of the ongoing Phase III clinical trial for OvaRex® in the United States.

  Much has been accomplished during this short period of time and I look forward to addressing the challenges ahead with the support of all of our shareholders.

  Dr. Antoine Noujaim
  President & Chief Executive Officer

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. All dollars are in Canadian dollars unless otherwise stated.

  Overview

  The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable. Until revenues are generated the Company is dependent upon its existing limited cash resources, interest income and its ability to obtain financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations.

  The Company commenced operations on December 1, 1995. As of September 30, 2003, the Company has incurred cumulative losses of $107.3 million. This includes a loss of $3.1 million for the nine months ended September 30, 2003. The cumulative losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. The loss for the nine months ended September 30, 2003 is also due to continuance of product development activities together with the costs associated with relocating the corporate offices from Waltham to Edmonton, terminating 8 of the company's 10 employees and closure of the Waltham office.

  The Company is highly dependent on the success of its license agreement with United Therapeutics Corporation ("United Therapeutics"). On April 17, 2002, the Company entered into a license agreement with Unither Pharmaceuticals, Inc. ("Unither Pharmaceuticals"), a subsidiary of United Therapeutics for the development of OvaRex® MAb and four other monoclonal antibodies. Under the terms of this agreement, United Therapeutics, through its subsidiary, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries. In August 2003, the Exclusive License Agreement was amended to include the territory of Germany. United Therapeutics is now developing OvaRex® MAb in the licensed territories. As a result of the license agreement, personnel formerly employed by the Company and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex® MAb development program became employees of United Therapeutics, leaving the Company with 10 employees. In addition, United Therapeutics reimbursed the Company for $2.37 million of costs in 2002 incurred in the development of the licensed products prior to April 17, 2002, and will pay to the Company development milestone payments and royalty fees from product sales. In connection with the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of U.S. $433,310.

  The license agreement with United Therapeutics resulted in a reduction of the Company's research and development costs and supporting general and administrative expenses in the first nine months of 2003. The Company expects that its research and development costs and supporting general and administrative

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS
  (continued)

  expenses will be significantly lower for the remaining quarter of 2003, as a result of the relocation of the corporate office from Waltham to Edmonton and reduction in total employees.

  The Company has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, Unither Pharmaceuticals announced a phase III U.S. program consisting of two trials of 177 patients, each comprising a population having shown clinical benefit in a previously reported phase IIb trial.

  On October 20, 2003, The Company completed a private placement offering of 6 million units for gross proceeds of $2.04 million. The Company anticipates that existing cash and cash equivalents and cash received in conjunction with the private placement should be sufficient to finance its operations and capital needs through December 2004. The Company continues discussions with third parties regarding the Net Operating Loss (NOL) Financing. The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing a significant portion of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through licensing and collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all.

  On May 15, 2003, Richard E. Bagley resigned as President, Chief Executive Officer and Director of the Company. The Company appointed Dr. Antoine A. Noujaim as President, Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company and Rob Salmon as Chief Financial Officer. In connection with the changes in management, the Company initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, the Company relocated its executive and administrative offices to Edmonton, Alberta, reduced the number of full-time employees of the Company, and closed its Waltham, Massachusetts office.

  On June 17, 2003, the Company announced that the lawsuit filed by ICN Pharmaceuticals Inc. of Costa Mesa, California had been resolved to the mutual satisfaction of all parties. Pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which was secured by all of the Company's personal property. Interest accrued on the note at a rate of 10% per annum. Principal and interest on the note are payable on demand. The Company has subsequently reimbursed Dr. Noujaim for all outstanding principal, interest and costs associated with the transaction.

  On August 11, 2003, the Company entered into an agreement with its major strategic partner, United Therapeutics Corporation ("United"), to expand the territory granted to United under the existing Exclusive License Agreement to include Germany. The extension of the license offers United entry into European market. United's existing license covers all countries with the exception of countries of the European Union and certain other countries covered by AltaRex's previous agreements with Dompé Farmaceutici S.p.A, Genesis Pharma and Medison Pharma.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS
  (continued)

  United has made an initial payment of US$250,000 and has agreed on milestone payments in consideration for this license of rights to Germany. It has also agreed to the same royalty payment structure on sales of products in Germany, as has already been agreed with respect to the United States and other countries, as provided for in the Exclusive License Agreement. The Exclusive License Agreement grants the right to United to sublicense, develop, make, have made, use, import, market, provide, sell and have sold certain of AltaRex's products including OvaRex®, BrevaRex®, ProstaRex® and GivaRex™ among others.

  On October 20, 2003, the Company completed a Private Placement Offering of 6,000,000 units for aggregate gross proceeds of $2.04 million. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire, on or before October 20, 2004, one common share of AltaRex upon payment of $0.50 per share. In the event the AltaRex common share trading price on the Toronto Stock Exchange averages $0.60 or higher over 20 consecutive trading days after the expiration of the hold period, warrant holders shall be required to exercise their warrants within a 21 day period.

  Results of Operations

  Financial Highlights

          The Company recorded a net income for the quarter ended September 30, 2003 of $87,635, or $0.00 per share, compared to a net loss of $1.5 million, or $0.03 per share, for the same period in 2002. The net loss for the nine months ended September 30, 2003 was $3.1 million, or $0.07 per share, compared to a net loss of $7.6 million, or $0.19 per share, for the same period in 2002. The net loss for the nine months ended September 30, 2002 included a reimbursement of $2.37 million by United Therapeutics of associated costs, related to the licensed technology, for research and development and clinical regulatory expenses.

  Revenues

          Revenues for the three months ended September 30, 2003 totaled $0.4 million, an increase of $0.4 million from the $1,505 recorded in the same period in 2002. Revenue consisted of $348,925 related to the extension of the license to United Therapeutics and $54,149 related to contract research agreements. Revenue for the nine months ended September 30, 2003 totaled $0.4 million, an increase of $0.4 million from the $29,050 recorded in the same period in 2002. Revenue consisted of $348,925 related to the extension of the license to United Therapeutics, $54,149 related to contract research agreements and $1,948 from interest.

  Expenses

          Research and development expenses for the three months ended September 30, 2003 totaled $(0.2) million, a decrease of $0.4 million from the $0.2 recorded in the same period in 2002. The credit balance for the three month period reflects the reversal of accruals made in previous periods in anticipation of expenses that were not realized. For the nine months ended September 30, 2003, research and development expenses totaled $0.2 million, a decrease of $0.3 million from the $0.5 million incurred in the same period in 2002. In 2002, the Company recorded a reimbursement of $2.2 million resulting in net research and development expenses of $0.5 million. The reduction in gross research and development expenses was a result of the lower number of employees of the Company in the 2003 period and the Company's efforts to reduce expenses in light of its limited resources.

          Clinical and regulatory expenses for the three months ended September 30, 2003 totaled $0 as compared to a credit of $21,291 for the same period in 2002. The credit for the 2002 three-month period is net of an $83,000 reimbursement for clinical related costs from United. For the nine months ended September 30, 2003, clinical and regulatory costs totaled $0.02 million, a decrease of $2.48 million from the $2.5 million recorded in the same period in 2002. This decrease for both periods reflects the impact of

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS
  (continued)

  the assumption of responsibility for costs relating to the development of the licensed products by United Therapeutics subsequent to the April 17, 2002 effective date of the license agreement.

          General and administrative expenses for the three months ended September 30, 2003 totaled $0.5 million, a decrease of $0.8 million from the $1.3 million recorded in the same period in 2002. The expenses for the three months ended September 30, 2003 include the settlement with ICN, the expenses associated with the Annual General Meeting, insurance premiums, and legal and consulting fees related to intellectual property and general corporate matters. For the nine months ended September 30, 2003 general and administrative expenses totaled $3.3 million, a decrease of $1.3 million from the $4.6 million recorded in the same period in 2002. This decrease is primarily related to lower professional fees for the Company's intellectual property portfolio and lower payroll costs, facility related costs and other corporate costs all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Company in connection with the license agreement described above.

          As a result of the United Therapeutics license agreement, the recent closure of the Waltham office and reduction of employees and salaries, the Company anticipates that research and development expenses and supporting general and administrative expenses, will continue at reduced levels. The actual levels of research and development and general and administrative expenditures by the Company will depend primarily on the cash resources available to the Company. See "Liquidity and Capital Resources".

  Liquidity and Capital Resources

          At September 30, 2003, the Company's cash and cash equivalents totaled $0.24 million as compared to $3.6 million at December 31, 2002. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities and debt amounting to approximately $107.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.85 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, investment income and payments under the license agreement with United Therapeutics.

          The Company's net cash used in operating activities amounted to $3.5 million for the nine months ended September 30, 2003 and reflects the Company's use of cash to fund its net operating losses and the net changes in non-cash working capital balances which are primarily the result of a reduction in accounts payable and accrued liabilities and the renewal of insurance premiums related to directors and officer insurance at the beginning of the second quarter.

          On October 20, 2003, the Company completed a Private Placement Offering of 6,000,000 units at $0.34 per unit for gross proceeds of $2.04 million.

          As part of the United Therapeutics license agreement, United Therapeutics purchased 4.9 million common shares of the Company, resulting in gross proceeds to the Company of approximately $3.8 million in the second quarter of 2002. In addition, United Therapeutics purchased a convertible debenture from the Company for approximately $80,000 that was converted by United Therapeutics into 100,000 common shares of the Company on August 21, 2002. The Company also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million common shares of the Company for an aggregate purchase price of approximately $2.5 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Company in the principal amount of approximately $1.4 million. Upon issuance of the second debenture, $688,662 of this debenture was converted into 883,380 common shares of the Company. As part of the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS
  (continued)

  proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of U.S. $433,310 ($674,463). On September 30, 2003, the value of the convertible debenture was adjusted to reflect the appreciation of the Canadian dollar. The adjustment provides a current value for the convertible debenture of $590,320.

          The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of 2004. The Company continues to evaluate proposals to enhance shareholder value and to secure the financial viability until the anticipated commercialization of its lead product.

          The Company's future funding needs vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

  Forward-Looking Statements

          This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company cannot raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish other corporate alliances on a timely basis, on satisfactory terms or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates; uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes; uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not assume any obligation to update any forward-looking statement.

  CONSOLIDATED BALANCE SHEETS
  (A Development Stage Company)

(In Canadian Dollars)	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$ 238,571	$ 3,625,736
Accounts and other receivables	57,433	211,010
Prepaid expenses and other assets	361,464	341,340
	657,468	4,178,086

Deposits and other assets	37,054	42,935
Capital assets, net	20,299	325,846
	$ 714,821	$ 4,546,867
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 986,682	$ 1,646,759
Note Payable	590,320	674,763
	1,577,002	2,321,522

Shareholders' equity:
Share capital	106,430,741	106,430,741
Accumulated deficit during the development stage	(107,292,922)	(104,205,396)
Total shareholders' equity (deficit)	(862,181)	2,225,345
	$ 714,821	$ 4,546,867

  The accompanying notes are an integral part of these consolidated financial statements.

  CONSOLIDATED STATEMENTS OF LOSS

  (A Development Stage Company)
  (unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
(In Canadian dollars, except share amounts)	2003	2002	2003	2002
Revenues
Interest income	$-	$1,505	$1,948	$29,050
License Income	348,925	-	348,925	-
Contract Income	54,149	-	54,149	-
Total revenues	403,074	1,505	405,022	29,050

Expenses
Research & development *	(231,894)	189,920	211,725	537,637
Clinical & regulatory *	-	(21,291)	23,797	2,506,304
General & administrative	547,333	1,301,152	3,257,026	4,621,240
Total expenses	315,439	1,469,781	3,492,548	7,665,181
Net income (loss) for the period	$87,635	$ (1,468,276)	$(3,087,526)	$(7,636,131)

Net loss per common share (basic and diluted)	$0.00	$0.03	$0.07	$0.19

Weighted average number of common shares	45,896,936	43,801,413	45,896,936	40,448,881

  * Net of reimbursement in 2002 (See Note 3)

  The accompanying notes are an integral part of these consolidated financial statements.

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Deficit)

  (A Development Stage Company)

				Total
				Shareholders'
			Accumulated	Equity
	Common Shares		Deficit	(deficit)
(In Canadian dollars, except share amounts)
	Shares	Amount
Balance, December 31, 2002	45,896,936	$106,430,741	($104,205,396)	$2,225,345
Net loss	-	-	($3,087,526)	($3,087,526)
Balance, September 30, 2003 (unaudited)	45,896,936	$106,430,741	($107,292,922)	($862,181)

				Total
			Accumulated	Shareholders'
(In Canadian dollars, except share amounts)	Common Shares		Deficit	Equity
	Shares	Amount
Balance, December 31, 2001	36,663,556	99,143,441	(95,736,135)	3,407,306
Issuance costs from special units
	-	(11,927)		(11,927)
Exercise of warrants	100,000	200,000	-	200,000
Issuance of shares in private placement, net	4,900,000	3,803,627	-	3,803,627
Exercise of warrants by United Therapeutics	3,250,000	2,528,208	-	2,528,208
Conversion of debentures by United Therapeutics	983,380	767,392	-	767,392
Net loss	-	-	(7,636,131)	(7,636,131)
Balance, September 30, 2002 (unaudited)	45,896,936	106,430,741	(103,372,266)	3,058,475

  The accompanying notes are an integral part of these consolidated financial statements.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (A Development Stage Company)
  (unaudited)

(In Canadian dollars)
Cash Used In Operating Activities
Net loss	$ 87,635	$ (1,468,276)	$ (3,087,526)	$ (7,636,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,991	79,181	77,985	246,493
Loss on Asset Disposal	—	—	134,361	—
Issuance of common shares, net	—	—	—	—
Net changes in non-cash working capital balances	(246,933)	(415,392)	(605,187)	(4,879,467)
	(152,307)	(1,804,487)	(3,480,367)	(12,269,105)

Cash Provided By Investing Activities
Disposal (purchase) of capital assets	(489)	5,099	93,202	4,289
Maturities and purchases of short-term investments	—	—	—	856,051
	(489)	5,099	93,202	860,340

Cash Provided By (Used in) Financing Activities
Issuance of common shares, net	—	688,662	—	4,492,291
Issuance costs from special units	—	—	—	(11,927)
Issuance of convertible debt	—	674,763	—	753,493
Exercise of special warrants, net	—	—	—	—
Exercise of warrants	—	2,528,208	—	2,728,206
	0	3,891,633	0	7,962,063

Net Increase (Decrease) in Cash and Cash Equivalents	(152,796)	2,092,245	(3,387,165)	(3,446,702)
Cash and Cash Equivalents, Beginning of period	391,367	2,672,366	3,625,736	8,211,313
Cash and Cash Equivalents, End of Period	$238,571	$ 4,764,611	$ 238,571	$ 4,764,611

  The accompanying notes are an integral part of these consolidated financial statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. Basis of presentation

  Description of business

          AltaRex Corp. (the "Company"), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

  Going concern matters

          The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the nine months ended September 30, 2003 and the year ended December 31, 2002, the Company incurred losses of $3,087,526 and $8,469,261, respectively. As further discussed in Note 3, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,800,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was converted during the third quarter of 2002 into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the ''Second Debenture'') in the principal amount of approximately $1,363,000 (US$875,000). In August 2002, United exercised the Warrant and the right to purchase the Second Debenture for total proceeds of approximately $3.9 million. The Company believes, based on its current operating plan that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the fourth quarter of 2004 (see subsequent event note).

          The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.

          The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional funding, it will cease operations. Even if the Company obtains additional financing, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

  2. Summary of significant accounting policies

          The accompanying consolidated financial statements as of September 30, 2003 and for the three months and nine months ended September 30, 2003 and 2002 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited annual financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (continued)

          The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

  Net loss per share

          The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.

          Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 16,212,368 and 13,045,991 common shares as of September 30, 2003 and 2002, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

  Stock-Based Compensation and Other Stock-Based Payments

          On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

          Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

          During the second quarter of 2003, the Board of Directors of the Company voted to extend the exercise period for options outstanding for certain employees terminated during the period. In addition, the Company issued 4,950,000 options to management and directors under the plan. The exercise price was set at the fair market value of the Company's common shares as at the date of grant. The exercise price for these options ranges between $0.24 and $0.43. No compensation expense was recorded for the new grants or the change in exercise period, as the fair value of the stock on the new measurement dates was less than or equal to the exercise price. If the fair value method had been used to measure and recognize stock-based compensation, the Company's net loss and net loss per share for the three and nine months ended September 30, 2003 would have been as follows:

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (continued)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
Net income (loss) per Canadian GAAP	$87,635	$ (1,468,276)	$(3,087,526)	$(7,636,131)
Adjustments for stock-based compensation	67,558	0	812,421	10,000
Net income (loss) per U.S. GAAP	20,077	(1,468,276)	(3,899,947)	(7,646,131)
Basic and diluted net loss per share, US GAAP	$0.00	$0.03	$0.08	$0.19
Basic and diluted weighted-average number of	45,896,936	43,801,413	45,896,936	40,448,881
common shares

          The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Risk-free rate	Dividend yield	Expected life (years)	Volatility
Directors, officers, employees & consultants	4.361%	0%	7.00	115%
Former officers & employees	3.117%	0%	1.00	115%

          On September 11, 2003, shareholders of the Company approved an amendment to the Stock Option Plan increasing the number of stock options available for issuance under the plan to 9,000,000.

  3. Licensing Agreement

          On April 17, 2002, the Company entered into the License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRex® MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

          As part of this transaction, United Therapeutics reimbursed the Company, in accordance with the License Agreement, for approximately $2.5 million of costs related to the licensed technology, which have been reflected as a reduction to research and development expenses. These costs reimbursed by United Therapeutics were expensed by the Company in 2001 and 2002. Accounts and other receivables at December 31, 2002 consists primarily of amounts billed to United Therapeutics for 2002 reimbursable costs and received subsequent to year-end.

          As part of this transaction, United Therapeutics purchased 4.9 million common shares of the Company for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued a nominal $78,730 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the "warrant") which was exercised at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (continued)

  debenture automatically converted into 883,380 common shares of the Company.

          In total, United Therapeutics purchased 9,133,380 common shares and a debenture in the principal amount of U.S. $433,310. The 9,133,380 common shares purchased by United Therapeutics represent approximately 19.9% of the current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

          On August 11, 2003, AltaRex announced an amendment to the Exclusive License Agreement with United Therapeutics to include the territory of Germany. In exchange for the extension, AltaRex received an upfront payment of US$250,000, commitment of milestone payments and royalties based on future sales.

  5. Debt

          On August 15, 2002, United Therapeutics purchased the second debenture in the principal amount of approximately $1,360,000 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the "Note Payable") was issued in exchange for the remaining proceeds received for $674,763 (U.S. $433,310) and is secured by the Company's intellectual property. Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United. On September 30, 2003, the value of the convertible debenture was adjusted to reflect the appreciation of the Canadian dollar. The adjustment provides a current value for the convertible debenture of $590,320.

  6. Legal Proceedings

          On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.

          In June 2003, pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed to not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which is secured by all of the Company's personal property. Interest accrues on the note at a rate of 10% per annum. The Company has subsequently reimbursed Dr. Noujaim for all outstanding principal, interest and costs associated with the transaction.

  7. Subsequent Events

          On October 20, 2003, the Company completed a Private Placement Offering of 6,000,000 units for aggregate gross proceeds of $2.04 million. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire, on or before October 20, 2004, one common share of AltaRex upon payment of $0.50 per share. In the event the AltaRex common share trading price on the Toronto Stock Exchange averages $0.60 or higher over 20 consecutive trading days after the expiration of the hold period, warrant holders shall be required to exercise their warrants within a 21 day period.

  # # #

2002 Annual Report

  AltaRex Corp.

Statement of management's responsibility

  The accompanying consolidated financial statements of the Company and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements. The management of the Company, in furtherance of the integrity and objectivity of the consolidated financial statements, has developed and maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board primarily exercises this responsibility through the Audit Committee of the Board. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

  The consolidated financial statements have been audited by the shareholders' auditors, Vitale Caturano and Company, as of and for the year ended December 31, 2002 and the reports are presented herein.

  Richard E. Bagley
  President and Chief Executive Officer

  16

  AltaRex Corp.
  (A Development Stage Company)

Auditors' report

  To the Shareholders of

  AltaRex Corp.

  We have audited the consolidated balance sheet of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2002 and the consolidated statements of loss, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

  In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated February 14, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

(Signed) Vitale Caturano & Co.
Boston, Massachusetts
February 14, 2003

  17

  The following report of Independent Public Accounts is a copy of the previously issued Arthur Andersen LLP report. Arthur Andersen LLP has not reissued this report.

  AltaRex Corp.
  (A Development Stage Company)
Auditors' report

  To the Shareholders of

  AltaRex Corp.

  We have audited the consolidated balance sheets of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2001 and the consolidated statements of loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

  In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated February 12, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

(Signed) Arthur Andersen LLP
Chartered Accountants
Boston, Massachusetts
February 12, 2002

  18

  AltaRex Corp.
  (A Development Stage Company)

Consolidated balance sheets

	As of December 31,
	2002	2001
(In Canadian dollars)
Assets
Current assets
Cash and cash equivalents	$3,625,736	$ 8,211,313
Short-term investments	-	856,051
Accounts and other receivables	211,010	91,474
Prepaid expenses	341,340	761,678

Total current assets	4,178,086	9,920,516
Deposits and other assets	42,935	235,671
Capital assets	325,846	634,870

Total assets	$4,546,867	$ 10,791,057

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$1,646,759	$ 7,383,751

Total current liabilities	1,646,759	7,383,751
Debt	674,763	-
Commitments and contingencies (Note 5)
Shareholders' equity
Share capital	106,430,741	99,143,441
Accumulated deficit during the development stage	(104,205,396)	(95,736,135)

Total shareholders' equity	2,225,345	3,407,306

	$4,546,867	$ 10,791,057

  On behalf of the Board:

               (Signed) Jacques R. Lapointe                                     (Signed) Richard E. Bagley
                     Director                                                                       Director

  19

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of loss

				Dec. 1, 1995-
	Year ended December 31,			Dec. 31, 2002
	2002	2001	2000	(unaudited)
(In Canadian dollars)
Revenues
Research contracts	$ -	$ -	$ -	$ 810,000
Sale of research materials	-	-	-	71,869
Interest income	34,765	523,095	389,826	3,498,882

	34,765	523,095	389,826	4,380,751

Expenses
Research and development	2,893,435	26,919,785	12,022,218	70,759,486
General and administrative	5,610,591	7,405,676	6,091,686	32,751,947
Settlement costs (Note 7)	-	-	-	5,074,714

	8,504,026	34,325,461	18,113,904	108,586,147

Net loss for the period	$ (8,469,261)	$ (33,802,366)	$ (17,724,078)	$ (104,205,396)

Net loss per common share	$ (0.20)	$ (1.21)	$ (1.08)

Weighted average number of common shares	41,821,767	27,962,625	16,433,031

  20

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of shareholders' equity

			Accumulated
			Deficit
	Common Shares		During The	Total
			Development	Shareholders'
	Shares	Amount	Stage	Equity
(In Canadian dollars)
Balance, December 1, 1995	292,333	$-	$-	$-
Issue of shares	6,250	-	-	-
Initial capitalization of Company	-	1,000,000	-	1,000,000
Net loss . . . . . . . . . . . . . . . .	-	-	(225,899)	(225,899)
Balance, December 31, 1995	298,583	1,000,000	(225,899)	774,101
Private placement of shares of AltaRex Inc	-	175,200	-	175,200
Issue of shares of AltaRex Inc. in settlement of interest payable	-	12,066	-	12,066
Shares issued in private placement of unit sales	374,375	2,310,424	-	2,310,424
Shares issued to acquire AltaRex Inc	1,881,250	1	-	1
Exercise of Special Warrants	199,375	1,210,000	-	1,210,000
Issuance of common shares in public offering	1,025,000	25,036,466	-	25,036,466
Exercise of stock options	29,233	76,014	-	76,014
Exercise of warrants	10,825	103,920	-	103,920
Net loss	-	-	(2,172,059)	(2,172,059)
Balance, December 31, 1996	3,818,641	29,924,091	(2,397,958)	27,526,133
Exercise of stock options	23,750	170,931	-	170,931
Exercise of warrants	278,262	2,689,342	-	2,689,342
Net loss	-	-	(4,677,637)	(4,677,637)
Balance, December 31, 1997	4,120,653	32,784,364	(7,075,595)	25,708,769
Exercise of stock options	7,500	54,000	-	54,000
Net loss	-	-	(13,115,929)	(13,115,929)
Balance, December 31, 1998	4,128,153	32,838,364	(20,191,524)	12,646,840
Issuance of common shares in public offering	9,775,000	17,589,283	-	17,589,283
Net loss	-	-	(24,018,167)	(24,018,167)
Balance, December 31, 1999	13,903,153	50,427,647	(44,209,691)	6,217,956
Exercise of Special Warrants	1,421,889	5,443,617	-	5,443,617
Issuance of common shares in public offering	2,644,982	7,945,779	-	7,945,779
Issuance of common shares in private placements.	3,559,989	8,048,100	-	8,048,100
Exercise of stock options	502,187	1,029,416	-	1,029,416
Net loss	-	-	(17,724,078)	(17,724,078)
Balance, December 31, 2000	22,032,200	72,894,559	(61,933,769)	10,960,790
Issuance of common shares in public offering	4,402,211	7,232,091	-	7,232,091
Issuance of common shares as payment for services	29,145	56,832	-	56,832
Exercise of Special Warrants	3,000,000	7,823,322	-	7,823,322
Exercise of Special Units	7,200,000	11,136,637	-	11,136,637
Net loss	-	-	(33,802,366)	(33,802,366)
Balance, December 31, 2001	36,663,556	99,143,441	(95,736,135)	3,407,306
Issuance cost from special units	-	(11,927)	-	(11,927)
Issuance of common shares in private placement	4,900,000	3,803,627	-	3,803,627
Conversion of debentures issued to United	983,380	767,392	-	767,392
Exercise of warrants	100,000	200,000	-	200,000
Exercise of warrants by United	3,250,000	2,528,208	-	2,528,208
Net loss	-	-	(8,469,261)	(8,469,261)
Balance, December 31, 2002	45,896,936	$ 106,430,741	$ (104,205,396)	$2,225,345

  21

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of cash flows

				Dec. 1, 1995-
		Year ended December 31,		Dec. 31, 2002
	2002	2001	2000	(unaudited)
(In Canadian dollars)
Net Cash Used in Operating Activities
Net loss	$(8,469,261)	$ (33,802,366)	$ (17,724,078)	$ (104,205,396)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	304,733	384,813	496,945	2,804,197
Amortization of deferred lease credit	-	-	(21,691)	(333,486)
Non-cash compensation expense	-	56,832	-	56,832
Interest expense satisfied through issuance of common shares	-	-	-	12,066
Net changes in non-cash working capital balances	(5,243,454)	3,509,093	882,171	1,061,198

	(13,407,982)	(29,851,628)	(16,366,653)	(100,604,589)
Cash Provided by (Used in) Investing Activities
Purchase of capital assets, net	4,291	(529,568)	(86,714)	(2,806,284)
Maturities and purchases of short-term Investments, net	856,051	2,735,272	1,286,716	-
Acquisition of AltaRex Corp	-	-	-	(30,250)

	860,342	2,205,704	1,200,002	(2,836,534)
Cash Provided by Financing Activities
Issuance of common shares, net	4,492,289	26,192,050	22,466,912	103,597,082
Issuance costs from special units	(11,927)	-	-	(11,927)
Issuance of convertible debt	753,493	-	-	753,493
Exercise of warrants	2,728,208	-	-	2,728,208
Employee relocation loans	-	-	36,285	-

	7,962,063	26,192,050	22,503,197	107,066,856

Net (decrease) increase in cash and cash equivalents	(4,585,577)	(1,453,874)	7,336,546	3,625,736
Cash and cash equivalents, beginning of period	8,211,313	9,665,187	2,328,641	-

Cash and cash equivalents, end of period . . .	$3,625,736	$8,211,313	$9,665,187	$3,625,736

Supplemental disclosure of noncash investing and
financing activities:
Cash paid for interest	$17,197	$-	$-	$17,197
Leasehold improvements financed with deferred lease credit	$-	$-	$-	$666,641
Conversion of debt to common shares	$753,493	$-	$-	$753,493

  22

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements	December 31, 2002 and 2001 (In Canadian dollars)

  1. Basis of presentation Description of business

  AltaRex Corp. (the ''Company''), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development, and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

  Going-concern matters

  The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2002, 2001 and 2000, the Company incurred losses of $8,469,261, $33,802,366 and $17,724,078, respectively and has accumulated deficit during the development stage of $104,205,396. As further discussed in Note 9, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation (''United Therapeutics'') for gross proceeds of approximately $3,900,000 (US$2,450,000). In addition, the Company issued United Therapeutics a warrant to purchase an additional 3.25 million common shares for gross proceeds of approximately $2,528,000 (US$1,625,000) and had granted to United Therapeutics a right to purchase a convertible debenture (the ''second debenture'') in the principal amount of approximately $1,360,000 (US$875,000). In August 2002, United Therapeutics exercised the warrant and purchased the second debenture, resulting in total proceeds to the Company of approximately $3.9 million. In management's opinion, the Company believes that its available cash and cash equivalents and interest earned thereon, should be sufficient to finance its operations and capital needs into the third quarter of 2003.

  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments or through collaborative arrangements with potential partners.

  The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional funding, it will cease operations. Even if the Company obtains additional financing, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

  2. Summary of significant accounting policies

  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in Note 8.

  Consolidation of subsidiaries

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AltaRex US, Corp. All significant intercompany balances have been eliminated in consolidation.

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and

  23

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  2. Summary of significant accounting policies (continued)

  disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Revenue recognition

  Research material sales are recognized as revenue when materials are delivered.

  Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received in advance of services to be performed are recorded as unearned revenue.

  Cash and cash equivalents

  Cash equivalents are stated at cost, which approximates fair value. The Company considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

  Short-term investments

  Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost plus accrued interest, which approximates their fair market value. At December 31, 2001, short-term investments have maturity periods averaging 3.3 months and weighted average interest rates approximating 4.2%.

  Deposits and other assets

  Deposits and other assets primarily consist of down payments on service contracts and deposits on leases. These payments are deferred and expensed as services are provided under the terms of the contract.

  Capital assets

  Capital assets are stated at cost, net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization are provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:
Scientific equipment	5 years
Computer software and equipment	3 years
Office equipment	5 years
Leasehold improvements	3-5 years, term of lease

  24

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  2. Summary of significant accounting policies (continued)

  Property and equipment consisted of the following:
	December 31, 2002		December 31, 2001
		Accumulated		Accumulated
		Depreciation/		Depreciation/
	Cost	Amortization	Cost	Amortization
Scientific equipment	$1,346,116	$1,205,784	$1,420,125	$1,145,541
Computer software and equipment	577,425	497,625	581,142	462,539
Office equipment	548,082	445,938	559,673	387,837
Leasehold improvements	201,979	198,409	201,979	132,132

	$2,673,602	$2,347,756	$2,762,919	$2,128,049

Net book value	$325,846		$634,870

  Research and development costs

  Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

  Foreign currency translation

  Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Statements of operations amounts are translated at average exchange rates prevailing during each accounting period. Gains and losses arising from these translation adjustments are included in the consolidated statements of loss.

  Investment tax credits

  The Company is permitted to offset Canadian federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see Note 4).

  Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses have been included in the determination of net loss as a reduction of research and development costs which was insignificant for the year 2002 (see Note 4).

  Income taxes

  Effective January 1, 2000, the Company adopted the liability method of accounting for its income taxes. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. This change did not have a material effect on the Company's consolidated financial position or results of operations.

  Prior to January 1, 2000, income taxes were provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income or loss rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes. Due to the fact that the Company has incurred losses since inception, no income tax provision or benefit has been recorded.

  25

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  2. Summary of significant accounting policies (continued) Concentration of credit risk

  The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments, and accounts and other receivables.

  Fair value of financial instruments

  Financial instruments consist principally of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable. The estimated fair value of these instruments approximates their carrying value.

  Net loss per share

  Effective January 1, 2001, the Company adopted the provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants, with respect to earnings per share. The new standard requires that the ''treasury stock'' method rather than the ''imputed earnings'' approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period. The new accounting policy has been applied retroactively and had no impact on the reported results of operations for any current or prior period reported herein.

  Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 12,171,284 common shares as of December 31, 2002 have been excluded from the computation of diluted weighted average shares outstanding (December 31, 2001 — 12,565,954 and December 31, 2000 — 2,699,287).

  Stock-Based Compensation and Other Stock-Based Payments

  On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870 (''Section 3870''),

  Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

  Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common shares on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

  3. Share capital

  Authorized and outstanding

  The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

  26

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  3. Share capital (continued)

  On November 21, 2000, the Company effected a one-for-four consolidation of its common shares. All share and per share amounts in these consolidated financial statements and notes have been adjusted to reflect this share consolidation as of the earliest date presented.

  On May 7 and June 1, 1999, the Company issued a total of 9,775,000 common shares in a public offering for net proceeds of $17,589,283 after related issue expenses of $1,960,717. In connection with this transaction, the Company granted options to the agents of this issue to purchase 488,750 common shares at the issue price of $2.00 per share for a period of two years as additional compensation. These options were exercised in full in March 2000.

  In February 2000, the Company issued 1,421,889 special warrants resulting in net proceeds of $5,443,617 after related issue expenses of $585,181. Each special warrant was converted into one common share in April 2000.

  In August 2000, the Company issued 2,644,982 common shares in a public offering for net proceeds of $7,945,779 after related issue expenses of $1,047,221. In connection with this transaction, the Company granted options to the agents of this issue to purchase 185,149 common shares at the issue price of $3.40 per share for periods of two or three years as additional compensation. Also in August, the Company issued 37,262 common shares in two private placements for aggregate net proceeds of $298,100. In December 2000, the Company issued 3,522,727 common shares in a private placement for proceeds of $7,750,000.

  In February 2001, the Company issued 4,402,211 common shares in a public offering for net proceeds of $7,232,091, after related issue expense of $1,130,431. In connection with this transaction, the Company granted warrants to the agents of this issue to purchase 274,000 common shares at the issue price of $1.90 per share for a period of three years as additional compensation.

  In June 2001, the Company issued 3,000,000 special warrants for net proceeds of $7,823,322 after related issue expenses of $560,954. Each special warrant was converted into one common share in July 2001.

  In October 2001, the Company issued 7,200,000 special units for net proceeds of $11,136,637 after related issue expenses of $1,463,363. Each special unit was converted into one common share and one warrant in November 2001. Each warrant entitled the holder to acquire one common share at an exercise price of $2.00 per share for a period of 24 months. In connection with this transaction, the Company granted warrants to the agent to purchase up to a total of 720,000 common shares at a price of $2.00 per share for a period of five years as additional compensation.

  In April 2002, the Company issued 4,900,000 common shares to United Therapeutics in a private placement for net proceeds of $3,803,627. In addition, the Company issued a $78,730 (US$50,000) convertible debenture (the ''first debenture'') to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the ''warrant'') which was exercised by United Therapeutics into an additional 3.25 million common shares of the Company for gross proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the ''second debenture'') in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total gross proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second debenture was automatically converted into 883,380 common shares of the Company.

  As of December 31, 2002, no common shares of the Company were being held in escrow for regulatory purposes. A total of 9,562 common shares were released from escrow in 2000.

  27

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  3. Share capital (continued) Warrants and stock option plan

  The following table summarizes the common shares reserved for issuance and outstanding options under the Company's stock option plan as of the dates indicated:
	Options Outstanding for:
	Shares Reserved	Directors, Officers		Options Available
Date	for Issuance	& Employees	Consultants	for Grant
December 31, 1999	1,045,000	965,870	39,166	8,713
December 31, 2000	2,875,000	2,456,638	57,500	316,175
December 31, 2001	5,500,000	4,009,305	177,500	1,268,508
December 31, 2002	5,500,000	3,790,869	177,500	1,489,458

  The following schedule details the warrants and stock options granted, exercised, expired and cancelled.
	Shares issuable
	on exercise of
		Warrants
	Stock	and other	Exercise price
	Options	Options	per share
Balance, December 31, 1997	244,708	331,328	$7.20-48.00
Granted	430,916	-	2.12-12.00
Exercised	(7,500)	-	7.20
Cancelled	(100,438)	-	4.60-23.60
Expired	-	(320,913)	7.20-12.00

Balance, December 31, 1998	567,686	10,415	2.12-48.00
Granted	467,350	488,750	1.84-4.12
Cancelled	(30,000)	-	7.20-23.60

Balance, December 31, 1999	1,005,036	499,165	1.84-48.00
Granted	1,619,498	1,607,036	1.40-5.96
Exercised	(13,439)	(1,910,637)	2.00-8.72
Cancelled	(96,957)	-	3.60-14.72
Expired	-	(10,415)	48.00

Balance, December 31, 2000	2,514,138	185,149	1.40-24.00
Granted	1,920,000	18,394,000	1.90-3.70
Exercised	-	(10,200,000)	2.00-2.80
Cancelled	(247,333)	-	1.41-5.96

Balance, December 31, 2001	4,186,805	8,379,149	1.40-24.00
Granted	1,428,750	3,250,000	0.37-0.87
Exercised	-	(3,350,000)	0.78-2.00
Cancelled	(1,647,186)	(76,234)	3.400

Balance, December 31, 2002	3,968,369	8,202,915	$0.37-24.00

  28

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  3. Share capital (continued)

  The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2002.
	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
Range of	Number of	contractual life	average	Number of	average
exercise price	Shares	(years)	exercise price	shares	exercise price
$ 0.37 - 2.12	1,576,667	8.4	$ 0.82	1,005,417	$ 1.02
2.19 - 4.12	1,526,994	7.7	3.39	1,495,328	3.40
4.16 - 5.96	584,251	7.2	5.49	460,500	5.48
7.20 - 8.72	41,499	4.7	8.18	41,499	8.18
12.00 - 14.72	233,125	5.1	12.31	233,125	12.31
23.60 - 24.00	5,833	4.1	23.83	5,833	23.83

	3,968,369		$ 3.28	3,241,702	$ 3.70

  The following warrants and options to purchase common shares are outstanding at December 31, 2002.
	Shares issuable
	on exercise of
		Warrants
Stock		and other	Exercise price	Year of
Options		Options	per share	expiry
-		7,100,000	$2.00	2003
-		108,915	3.40	2003
120,000		274,000	1.95 -3.70	2004
-		720,000	2.00	2006
14,749		-	7.20	2006
26,875		-	13.20 - 14.72	2007
5,833		-	23.60 - 24.00	2007
87,500		-	2.12 -3.64	2008
18,750		-	4.60 -5.60	2008
233,000		-	8.72 - 12.00	2008
346,229		-	1.40 -3.60	2009
364,682		-	4.12	2009
20,833		-	3.84	2010
157,502		-	4.04 -4.16	2010
424,666		-	5.96	2010
1,059,000		-	1.95 -3.13	2011
1,088,750		-	0.37 -0.87	2012

3,968,369		8,202,915

  29

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  3. Share capital (continued)

  If the fair value method, as described in Note 2, had been used to measure and recognize stock-based compensation, the Company's net loss and net loss per share for the year ended December 31, 2002 would have been as follows:
Net loss—as reported:	$8,469,261
Net loss—pro forma:	$8,752,908
Net loss per share—as reported:	$(0.20)
Net loss per share—pro forma:	$(0.21)

  The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.97%, dividend yield of 0%, expected life of 7 years and volatility of 108.3%.

  The weighted average fair value of stock options granted during the year ended December 31, 2002 was $0.40.

  4. Income tax

  The Company is eligible for scientific research and development investment tax credits which may be applied against taxes payable. The accumulated non-refundable investment tax credits as of December 31, 2002 is approximately $3,400,000 (December 31, 2001 — $3,361,000).

  As of December 31, 2002, the Company has scientific research and experimental development expenditures for tax purposes of approximately $14,531,000 (December 31, 2001 — $14,531,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes. As of December 31, 2002, the Company has approximately $91,304,000 (December 31, 2001 — $84,900,000) of non-capital losses available to be applied to taxable income in future years. These losses expire between 2003 and 2007.

  As of January 1, 2000, Canadian GAAP requires recognition of future tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. In addition, a future tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Future tax assets at December 31, 2002 consist primarily of net operating loss carryforwards and other temporary differences.

  Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts or future tax assets. At December 31, 2002, valuation allowance of $44,100,000 (December 31, 2001 —$41,600,000) has been recorded by the Company.

  5. Commitments and contingencies Leases

  The Company leases office and research facilities. Lease costs for its facilities totaled approximately $257,000, $526,000 and $474,000 for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, the Company entered into a new lease agreement for its facilities in the United States, which will expire in August 2004. During 2002, the Company was reimbursed for part of its rent as a result of the license agreement with United Therapeutics. In January 2001, the Company sublet a portion of this facility with an estimated annual rental fee of approximately $262,000. As of December 31, 2002, the Company is committed to annual minimum basic rent payments of approximately $114,000 for 2003 and $57,000 for 2004.

  30

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  5. Commitments and contingencies (continued) License and other agreements

  On December 1, 1995, the Company acquired from Biomira Inc. (''Biomira'') an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the ''Technology'') for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira (see Note 7), the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten-year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.

  The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin on once there are commercial sales. In addition, the Company granted warrants in connection with this agreement, which entitled the holder to obtain 10,416 common shares. These warrants expired on February 29, 2000.

  The Company had contracted certain research projects to a third party consultant for a three-year period which ended March 31, 2000. Under this agreement, the Company will pay royalties to the consultant upon successful commercialization of a prostate cancer immunotherapeutic product developed under this collaboration. As of December 31, 2002, the Company has not paid any royalties under this agreement and research fees paid to the consultant over the term of the contract were approximately $775,000.

  The Company entered into a License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRexs MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

  6. Segment disclosure

  The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the treatment of cancer. All of the Company's revenues related to research contracts and sales of materials were generated in Canada. The Company's capital assets are located in Canada with the exception of approximately $306,000 as of December 31, 2002 ($526,000 as of December 31, 2001) located in the United States.

  31

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  7. Legal matters and proceedings

  The Company is typically involved in certain legal matters, which arise in the normal course of business.

  In September 1999, the Company reached a settlement of certain litigation with Biomira, Inc. The litigation related to claims by Biomira of ownership of an invention disclosed in an international patent application filed by the Company. The settlement provides for:

    The assignment to the Company of any interest Biomira might have in the patent application that was the subject of the lawsuit filed by Biomira,

    The payment by the Company, on behalf of Biomira, of a $4.2 million liability of Biomira to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement which, in part, funded research related to the Technology licensed by Biomira to the Company, and termination of the contribution agreement,

    The agreement by the Company to pay up to $250,000 to an agency of the government of the Province of Alberta upon successful commercialization of OvaRexs MAb, also related to funding provided to Biomira in support of the Technology, and

    The amendment and restatement of the license agreement between the parties (see Note 5).

  The Company incurred total costs related to this litigation and settlement, including the settlement payment and legal fees, of $5,074,714 in 1999.

  On April 26, 2002, ICN Pharmaceuticals, Inc. (''ICN'') brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages. That lawsuit has since been removed to Federal Court, also in Orange County, California.

  8. Reconciliation to accounting principles generally accepted in the United States

  These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

  (a) Accounting for stock-based compensation

  For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, if the exercise price of these instruments was equal to the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

  The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

  As of December 31, 2002, the Company has no unamortized compensation benefit to record as additional compensation expense in future periods. As of December 31, 2001 and 2000, compensation expense was $10,000 and $449,000, respectively.

  Additionally, during 2001 and 2000 the Company issued 994,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $1,431,000 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

  32

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  8. Reconciliation to accounting principles generally accepted in the United States (continued)

  Beginning January 1, 2002, Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants requires the Company to account for stock-based compensation on a basis similar to U.S. GAAP.

  (b) Reverse take-over costs

  For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

  (c) Comprehensive income (loss)

  For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

  The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.
	Year ended December 31,
				Dec. 1, 1995-
	2002	2001	2000	Dec. 31, 2002
Net loss per Canadian GAAP	$ 8,469,261	$ 33,802,366	$ 17,724,078	$ 104,205,396
Adjustment for stock-based compensation	10,000	630,000	1,049,000	2,074,000
Adjustments of reverse take-over costs	-	-	-	495,000

Net loss per U.S. GAAP	$ 8,479,261	$ 34,432,366	$ 18,773,078	$ 106,774,396

Basic and diluted net loss per share, U.S. GAAP	$ (0.20)	$ (1.23)	$ (1.14)

Basic and diluted weighted-average number of common shares	41,821,767	27,962,625	16,433,031

  The following summarizes balance sheet items with material variations under U.S. GAAP.
	December 31,	December 31,
	2002	2001
Share capital	$103,861,741	$96,584,441
Accumulated deficit	106,774,396	98,295,135

  (d) Auditors' Report

  Under U.S. generally accepted auditing standards, the auditors' report would be modified to express uncertainty as to the Company's ability to continue as a going concern. As discussed in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing during 2003 due to insufficient working capital resources to fund its operations for the year. The financial statements would not include any adjustments that might result from the outcome of this uncertainty.

  9. License Agreement and Debt

  On April 17, 2002, the Company entered into the License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRexs MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary

  33

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2002 and 2001 (In Canadian dollars)

  9. License Agreement and Debt (continued) received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

  As part of this transaction, United Therapeutics reimbursed the Company, in accordance with the License Agreement, for approximately $2.5 million of costs related to the licensed technology, which have been reflected as a reduction to research and development expenses. These costs reimbursed by United Therapeutics were expenses to the Company in 2001 and 2002. Accounts and other receivables at December 31, 2002 consists primarily of amounts billed to United Therapeutics for 2002 reimbursable costs and received subsequent to year-end.

  As part of this transaction, United Therapeutics purchased 4.9 million common shares of the Company for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued a nominal $78,730 (US$50,000) convertible debenture (the ''first debenture'') to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the ''warrant'') which was exercised at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the ''second debenture'') in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second debenture automatically converted into 883,380 common shares of the Company.

  In total, United Therapeutics purchased 9,133,380 common shares and a debenture in the principal amount of $674,763. The 9,133,380 common shares purchased by United Therapeutics represent approximately 19.9% of the current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

  On August 15, 2002, United Therapeutics purchased the second debenture in the principal amount of approximately $1,360,000 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the ''Note Payable'') was issued in exchange for the remaining proceeds received for $674,763 (US$433,310) and is secured by the Company's intellectual property. Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United.

  34

2001 Annual Report

  AltaRex Corp.

Statement of management's responsibility

  The accompanying consolidated financial statements of the Company and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements. The management of the Company, in furtherance of the integrity and objectivity of the consolidated financial statements, has developed and maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board primarily exercises this responsibility through the Audit Committee of the Board. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

  The consolidated financial statements have been audited by the shareholders' auditors, Arthur Andersen LLP, Chartered Accountants as of and for the years ended December 31, 2001, 2000 and 1999 and the reports are presented herein.

         Richard E. Bagley                                                           Edward M. Fitzgerald
         President and Chief Executive Officer                           Senior Vice President and Chief Financial Officer

  7

  AltaRex Corp.
  (A Development Stage Company)

Auditors' report

  To the Shareholders of

  AltaRex Corp.

  We have audited the consolidated balance sheets of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2001 and 2000 and the consolidated statements of loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

  In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated February 12, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

(signed) Arthur Andersen LLP
Chartered Accountants

Boston, Massachusetts
February 12, 2002
(except with respect to
the matters discussed in
Note 9, as to which the
date is April 18, 2002)

  8

  AltaRex Corp.
  (A Development Stage Company)

Consolidated balance sheets

	As of December 31,
	2001	2000

(In Canadian dollars)
Assets
Current assets
Cash and cash equivalents	$ 8,211,313	$ 9,665,187
Short-term investments	856,051	3,591,323
Accounts and other receivables	91,474	75,223
Prepaid expenses	761,678	354,481
	9,920,516	13,686,214
Deposits and other assets	235,671	578,227
Capital assets	634,870	490,115
	$10,791,057	$14,754,556
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 7,383,751	$ 3,793,766
Total liabilities	7,383,751	3,793,766
Commitments and contingencies (Note 5)
Shareholders' equity
Share capital	99,143,441	72,894,559
Accumulated deficit during the development stage	(95,736,135)	(61,933,769)
Total shareholders' equity	3,407,306	10,960,790
	$10,791,057	$14,754,556

  On behalf of the Board:

                         (Signed) Antoine A. Noujaim                                                 (Signed) Richard E. Bagley
                                   Director                                                                                    Director

  The accompanying notes are an integral part of these consolidated financial statements.

  9

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of loss

				Dec. 1, 1995-
		Year ended December 31,		Dec. 31, 2001
	2001	2000	1999	(unaudited)
(In Canadian dollars)
Revenues
Research contracts	$—	$—	$65,000	$ 810,000
Sale of research materials	—	—	—	71,869
Interest income	523,095	389,826	622,710	3,464,117
	523,095	389,826	687,710	4,345,986
Expenses
Research and development	26,919,785	12,022,218	12,828,617	67,866,051
General and administrative	7,405,676	6,091,686	6,802,546	27,141,356
Settlement costs (Note 7)	—	—	5,074,714	5,074,714
	34,325,461	18,113,904	24,705,877	100,082,121
Net loss for the period	$ (33,802,366)	$ (17,724,078)	$ (24,018,167)	$(95,736,135)
Net loss per common share	$(1.21)	$(1.08)	$(2.32)
Weighted average number of common shares	27,962,625	16,433,031	10,347,434

  The accompanying notes are an integral part of these consolidated financial statements.

  10

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of shareholders' equity

			Accumulated
			Deficit
			During The	Total
	Common Shares		Development	Shareholders'
	Shares	Amount	Stage	Equity
(In Canadian dollars)
Balance, December 1, 1995	292,333	$—	$ —	$ —
Issue of shares	6,250	—	—	—
Initial capitalization of Company	—	1,000,000	—	1,000,000
Net loss	—	—	(225,899)	(225,899)
Balance, December 31, 1995	298,583	1,000,000	(225,899)	774,101
Private placement of shares of AltaRex Inc.	—	175,200	—	175,200
Issue of shares of AltaRex Inc. in settlement of interest
payable	—	12,066	—	12,066
Shares issued in private placement of unit sales	374,375	2,310,424	—	2,310,424
Shares issued to acquire AltaRex Inc.	1,881,250	1	—	1
Exercise of Special Warrants	199,375	1,210,000	—	1,210,000
Issuance of common shares in public offering	1,025,000	25,036,466	—	25,036,466
Exercise of stock options	29,233	76,014	—	76,014
Exercise of warrants	10,825	103,920	—	103,920
Net loss	—	—	(2,172,059)	(2,172,059)
Balance, December 31, 1996	3,818,641	29,924,091	(2,397,958)	27,526,133
Exercise of stock options	23,750	170,931	—	170,931
Exercise of warrants	278,262	2,689,342	—	2,689,342
Net loss	—	—	(4,677,637)	(4,677,637)
Balance, December 31, 1997	4,120,653	32,784,364	(7,075,595)	25,708,769
Exercise of stock options	7,500	54,000	—	54,000
Net loss	—	—	(13,115,929)	(13,115,929)
Balance, December 31, 1998	4,128,153	32,838,364	(20,191,524)	12,646,840
Issuance of common shares in public offering	9,775,000	17,589,283	—	17,589,283
Net loss	—	—	(24,018,167)	(24,018,167)
Balance, December 31, 1999	13,903,153	50,427,647	(44,209,691)	6,217,956
Exercise of Special Warrants	1,421,889	5,443,617	—	5,443,617
Issuance of common shares in public offering	2,644,982	7,945,779	—	7,945,779
Issuance of common shares in private placements	3,559,989	8,048,100	—	8,048,100
Exercise of stock options	502,187	1,029,416	—	1,029,416
Net loss	—	—	(17,724,078)	(17,724,078)
Balance, December 31, 2000	22,032,200	72,894,559	(61,933,769)	10,960,790
Issuance of common shares in public offering	4,402,211	7,232,091	—	7,232,091
Issuance of common shares as payment for services	29,145	56,832	—	56,832
Exercise of Special Warrants	3,000,000	7,823,322	—	7,823,322
Exercise of Special Units	7,200,000	11,136,637	—	11,136,637
Net loss	—	—	(33,802,366)	(33,802,366)
Balance, December 31, 2001	36,663,556	$99,143,441	$ (95,736,135)	$ 3,407,306

  The accompanying notes are an integral part of these consolidated financial statements.

  11

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of cash flows

	Year ended December 31,
				Dec. 1, 1995-
	2001	2000	1999	Dec. 31, 2001
(In Canadian dollars)				(unaudited)
Net Cash Used in Operating Activities
Net loss	$ (33,802,366)	$ (17,724,078)	$ (24,018,167)	$ (95,736,135)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	384,813	496,945	565,218	2,499,464
Amortization of deferred lease credit	—	(21,691)	(78,920)	(333,486)
Non-cash compensation expense	56,832	—	—	56,832
Interest expense satisfied through issuance of common
shares	—	—	—	12,066
Net changes in non-cash working capital balances	3,509,093	882,171	291,491	6,304,655
	(29,851,628)	(16,366,653)	(23,240,378)	(87,196,604)
Cash Provided by (Used in) Investing Activities
Purchase of capital assets	(529,568)	(86,714)	(154,026)	(2,810,575)
Maturities and purchases of short-term investments	2,735,272	1,286,716	(636,307)	(856,051)
Acquisition of AltaRex Corp.	—	—	—	(30,250)
	2,205,704	1,200,002	(790,333)	(3,696,876)
Cash Provided by Financing Activities
Issuance of common shares, net	26,192,050	22,466,912	17,589,283	99,104,793
Deferred finance costs	—	—	118,477	—
Employee relocation loans	—	36,285	69,904	—
	26,192,050	22,503,197	17,777,664	99,104,793
Net (decrease) increase in cash and cash equivalents	(1,453,874)	7,336,546	(6,253,047)	8,211,313
Cash and cash equivalents, beginning of period	9,665,187	2,328,641	8,581,688	—
Cash and cash equivalents, end of period	$8,211,313	$9,665,187	$ 2,328,641	$8,211,313
Supplemental disclosure of noncash investing and financing
activities:
Leasehold improvements financed with deferred lease
credit	—	$—	$ —	$666,641

  The accompanying notes are an integral part of these consolidated financial statements.

  12

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements	December 31, 2001 and 2000 (In Canadian dollars)

  1. Basis of presentation Description of business

  AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer.

  Going-concern matters

  The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2001, 2000 and 1999, the Company incurred losses of $33,802,366, $17,724,078, and $24,018,167, respectively and has accumulated deficit during the development stage of $95,736,135. As further discussed in Note 9, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics for gross proceeds of approximately $3,900,000 (US$2,450,000). In addition, the Company has issued United Therapeutics a warrant to purchase an additional 3.5 million common shares for gross proceeds of approximately $2,590,000 (US$1,625,000) and has granted to United Therapeutics a right to purchase a convertible debenture (the ''second debenture'') in the principal amount of approximately $1,390,000 (US$875,000). The right to exercise the warrant and purchase the second debenture expires on August 20, 2002. In management's opinion, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon, including the United Therapeutics purchase of common shares and assuming the exercise of the warrant and the purchase of the second debenture, should be sufficient to finance its operations and capital needs into 2003. However, as there is no assurance that United Therapeutics will exercise the warrant or purchase the second debenture, there is substantial doubt of the Company's ability to continue as a going concern into 2003.

  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments or through collaborative arrangements with potential partners.

  2. Summary of significant accounting policies

  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in Note 8. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  Consolidation of subsidiaries

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AltaRex US, Corp. All significant intercompany balances have been eliminated in consolidation.

  Revenue recognition

  Research material sales are recognized as revenue when materials are delivered.

  Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received in advance of services to be performed are recorded as unearned revenue.

  13

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  2. Summary of significant accounting policies (continued) Cash and cash equivalents

  Cash equivalents are stated at cost, which approximates fair value. The Company considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

  Short-term investments

  Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost plus accrued interest, which approximates their fair market value. At December 31, 2001, short-term investments have maturity periods averaging 3.3 months (December 31, 2000 — 1.8 months) and weighted average interest rates approximating 4.2% (December 31, 2000 — 5.3%).

  Deposits and other assets

  Deposits and other assets primarily consist of down payments on service contracts. These payments are deferred and expensed as services are provided under the terms of the contract.

  Capital assets

  Capital assets are stated at cost, net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization are provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:
Scientific equipment	5 years
Computer software and equipment	3 years
Office equipment	5 years
Leasehold improvements	3-5 years, term of lease

  Property and equipment consisted of the following:
	December 31, 2001		December 31, 2000
		Accumulated		Accumulated
		Depreciation/		Depreciation/
	Cost	Amortization	Cost	Amortization

Scientific equipment	$ 1,420,125	$ 1,145,541	$ 1,199,908	$ 1,022,921
Computer software and equipment	581,142	462,539	499,961	363,332
Office equipment	559,673	387,837	438,184	292,054
Leasehold improvements	201,979	132,132	95,298	64,929
	$ 2,762,919	$ 2,128,049	$ 2,233,351	$ 1,743,236
Net book value	$634,870		$490,115

  Research and development costs

  Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

  14

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  2. Summary of significant accounting policies (continued) Foreign currency translation

  Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Statements of operations amounts are translated at average exchange rates prevailing during each accounting period. Gains and losses arising from these translation adjustments are included in the consolidated statements of loss.

  Investment tax credits

  The Company is permitted to offset Canadian federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see Note 4).

  Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses have been included in the determination of net loss as a reduction of research and development costs.

  Income taxes

  Effective January 1, 2000, the Company adopted the liability method of accounting for its income taxes. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. This change did not have a material effect on the Company's consolidated financial position or results of operations.

  Prior to January 1, 2000, income taxes were provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income or loss rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes. Due to the fact that the Company has incurred losses since inception, no income tax provision or benefit has been recorded.

  Concentration of credit risk

  The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable.

  Fair value of financial instruments

  Financial instruments consist principally of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable. The estimated fair value of these instruments approximates their carrying value.

  Net loss per share

  Effective January 1, 2001, the Company adopted the provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants, with respect to earnings per share. The new standard requires that the ''treasury stock'' method rather than the ''imputed earnings'' approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period. The new accounting policy has been applied retroactively and had no impact on the reported results of operations for any current or prior period reported herein.

  15

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  2. Summary of significant accounting policies (continued)

  Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 12,565,954 common shares as of December 31, 2001 have been excluded from the computation of diluted weighted average shares outstanding (December 31, 2000 — 2,699,287 and December 31, 1999 — 1,504,201).

  3. Share capital

  Authorized and outstanding

  The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

  On November 21, 2000, the Company effected a one-for-four consolidation of its common shares. All share and per share amounts in these consolidated financial statements and notes have been adjusted to reflect this share consolidation as of the earliest date presented.

  On May 7 and June 1, 1999, the Company issued a total of 9,775,000 common shares in a public offering for net proceeds of $17,589,283 after related issue expenses of $1,960,717. In connection with this transaction, the Company granted options to the agents of this issue to purchase 488,750 common shares at the issue price of $2.00 per share for a period of two years as additional compensation. These options were exercised in full in March 2000. In February 2000, the Company issued 1,421,889 special warrants resulting in net proceeds of $5,443,617 after related issue expenses of $585,181. Each special warrant was converted into one common share in April 2000. In August 2000, the Company issued 2,644,982 common shares in a public offering for net proceeds of $7,945,779 after related issue expenses of $1,047,221. In connection with this transaction, the Company granted options to the agents of this issue to purchase 185,149 common shares at the issue price of $3.40 per share for periods of two or three years as additional compensation. Also in August, the Company issued 37,262 common shares in two private placements for aggregate net proceeds of $298,100. In December 2000, the Company issued 3,522,727 common shares in a private placement for proceeds of $7,750,000.

  In February 2001, the Company issued 4,402,211 common shares in a public offering for net proceeds of $7,232,091, after related issue expense of $1,130,431. In connection with this transaction, the Company granted warrants to the agents of this issue to purchase 274,000 common shares at the issue price of $1.90 per share for a period of three years as additional compensation. In June 2001, the Company issued 3,000,000 special warrants for net proceeds of $7,823,322 after related issue expenses of $560,954. Each special warrant was converted into one common share in July 2001. In October 2001, the Company issued 7,200,000 special units for net proceeds of $11,136,637 after related issue expenses of $1,463,363. Each special unit was converted into one common share and one warrant in November 2001. Each warrant entitles the holder to acquire one common share at an exercise price of $2.00 per share for a period of 24 months. In connection with this transaction, the Company granted warrants to the agent to purchase up to a total of 720,000 common shares at a price of $2.00 per share for a period of five years as additional compensation.

  As of December 31, 2001, no common shares of the Company were being held in escrow for regulatory purposes. A total of 9,562 common shares were released from escrow in 2000.

  Warrants and stock option plan

  The following table summarizes the common shares reserved for issuance and outstanding options under the Company's stock option plan as of the dates indicated:

  16

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  3. Share capital (continued)

		Options Outstanding for:
	Shares Reserved	Directors, Officers		Options Available
Date	for Issuance	& Employees	Consultants	for Grant

December 31, 1999	1,045,000	965,870	39,166	8,713
December 31, 2000	2,875,000	2,456,638	57,500	316,175
December 31, 2001	5,500,000	4,009,305	177,500	1,268,508

  The following schedule details the warrants and stock options granted, exercised, expired and cancelled.
	Shares issuable
	on exercise of
		Warrants
	Stock	and other	Exercise price
	Options	Options	per share

Balance, December 31, 1997	244,708	331,328	$7.20 - 48.00
Granted	430,916	-	2.12 - 12.00
Exercised	(7,500)	-	7.20
Cancelled	(100,438)	-	4.60 - 23.60
Expired	-	(320,913)	7.20 - 12.00
Balance, December 31, 1998	567,686	10,415	2.12 - 48.00
Granted	467,350	488,750	1.84 - 4.12
Cancelled	(30,000)	-	7.20 - 23.60
Balance, December 31, 1999	1,005,036	499,165	1.84 - 48.00
Granted	1,619,498	1,607,036	1.40 - 5.96
Exercised	(13,439)	(1,910,637)	2.00 - 8.72
Cancelled	(96,957)	-	3.60 - 14.72
Expired	-	(10,415)	48.00
Balance, December 31, 2000	2,514,138	185,149	1.40 - 24.00
Granted	1,920,000	18,394,000	1.90 - 3.70
Exercised	-	(10,200,000)	2.00 - 2.80
Cancelled	(247,333)	-	1.41 - 5.96
Balance, December 31, 2001	4,186,805	8,379,149	$1.40 - 24.00

  The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2001.
		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
Range of	Number of	contractual life	average	Number of	average
exercise price	Shares	(years)	exercise price	shares	exercise price

$ 1.40 - 2.22	872,500	7.6	$ 1.65	605,832	$ 1.55
2.80 - 4.16	2,310,598	8.8	3.30	1,995,861	3.40
4.60 - 5.96	614,500	8.1	5.93	233,991	5.88
7.20 - 8.72	150,249	5.1	7.62	150,249	7.62
12.00 - 14.72	233,125	6.1	12.31	233,125	12.31
23.60 - 24.00	5,833	5.1	23.83	5,833	23.83

	4,186,805		$ 4.11	3,224,891	$ 4.11

  17

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  3. Share capital (continued)

  The following warrants and options to purchase common shares are outstanding at December 31, 2001.
	Shares Issuable on
	exercise of
		Warrants
Stock		and other	Exercise price	Year of
Options		options	per share	expiry

—		76,234	$3.40	2002
—		7,200,000	2.00	2003
—		108,915	3.40	2003
120,000		274,000	1.90 - 3.70	2004
—		720,000	2.00	2006
108,499		—	7.20	2006
2,500		—	23.60	2006
26,875		—	13.20 - 14.72	2007
3,333		—	24.00	2007
87,500		—	2.12 - 3.64	2008
18,750		—	4.60 - 5.60	2008
248,000		—	8.72 - 12.00	2008
495,437		—	1.40 - 3.60	2009
382,911		—	4.12	2009
53,750		—	1.41	2010
62,500		—	3.84	2010
280,000		—	4.04 - 4.16	2010
595,750		—	5.96	2010
1,701,000		—	1.95 - 3.13	2011

4,186,805		8,379,149

  4. Income tax

  The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as of December 31, 2001 is approximately $3,361,000 (December 31, 2000 — $3,115,000).

  As of December 31, 2001, the Company has scientific research and experimental development expenditures for tax purposes of approximately $14,531,000 (December 31, 2000 — $13,430,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes. As of December 31, 2001, the Company has approximately $84,900,000 (December 31, 2000 — $51,200,000) of non-capital losses available to be applied to taxable income in future years. These losses expire between 2002 and 2007.

  As of January 1, 2000, Canadian GAAP requires recognition of future tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. In addition, a future tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Future tax assets at December 31, 2001 consist primarily of net operating loss carryforwards and other temporary differences.

  18

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  4. Income tax (continued)

  Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts or future tax assets. At December 31, 2001, valuation allowance of $41,600,000 (December 31, 2000 — $32,100,000) has been recorded by the Company.

  5. Commitments and contingencies Leases

  The Company leases office and research facilities. Lease costs for its facilities totaled approximately $526,000, $474,000 and $353,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 2000, the Company entered into a new lease arrangement for its facilities in the United States, which will expire in August 2002. In January 2001, the Company sublet a portion of this facility with an estimated annual rental fee of approximately $262,000. As of December 31, 2001, the Company is committed to annual minimum basic rent payments for 2002 of approximately $325,000.

  License and other agreements

  On December 1, 1995, the Company acquired from Biomira Inc. (''Biomira'') an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the ''Technology'') for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira (see Note 7), the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten-year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid up right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.

  The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000. In addition, the Company granted warrants in connection with this agreement, which entitled the holder to obtain 10,416 common shares. These warrants expired on February 29, 2000.

  The Company had contracted certain research projects to a third party consultant for a three-year period which ended March 31, 2000. Under this agreement, the Company will pay royalties to the consultant upon successful commercialization of a prostate cancer immunotherapeutic product developed under this collaboration. As of December 31, 2001, the Company has not paid any royalties under this agreement and research fees paid to the consultant over the term of the contract were approximately $775,000.

  6. Segment disclosure

  The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues related to research contracts and sales of materials were generated in Canada. The Company's

  19

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  6. Segment disclosure (continued)

  capital assets are located in Canada with the exception of approximately $526,000 as of December 31, 2001 ($222,000 as of December 31, 2000) located in the United States.

  7. Legal matters

  In September 1999, the Company reached a settlement of certain litigation with Biomira, Inc. The litigation related to claims by Biomira of ownership of an invention disclosed in an international patent application filed by the Company. The settlement provides for:
    The assignment to the Company of any interest Biomira might have in the patent application that was the subject of the lawsuit filed by Biomira,

    The payment by the Company, on behalf of Biomira, of a $4.2 million liability of Biomira to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement which, in part, funded research related to the Technology licensed by Biomira to the Company, and termination of the contribution agreement,

    The agreement by the Company to pay up to $250,000 to an agency of the government of the Province of Alberta upon successful commercialization of OvaRex» MAb, also related to funding provided to Biomira in support of the Technology, and

    The amendment and restatement of the license agreement between the parties (see Note 5).

  The Company incurred total costs related to this litigation and settlement, including the settlement payment and legal fees, of $5,074,714 in 1999.

  8. Reconciliation to accounting principles generally accepted in the United States

  These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

  (a) Accounting for stock-based compensation

  For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

  The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

  As of December 31, 2001, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $10,000 (December 31, 2000 — $449,000 and December 31, 1999 —$12,000).

  Additionally, during 2001 and 2000 the Company issued 994,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $1,431,000 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

  Beginning January 1, 2002, Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants requires the Company to account for stock-based compensation on a basis similar to U.S. GAAP.

  20

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  8. Reconciliation to accounting principles generally accepted in the United States (continued)

  (b) Reverse take-over costs

  For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

  (c) Comprehensive income (loss)

  For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

  The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.
	Years ended December 31,
				Dec. 1, 1995-
	2001	2000	1999	Dec. 31, 2001

Net loss per Canadian GAAP	$ 33,802,366	$ 17,724,078	$ 24,018,167	$ 95,736,135
Adjustment for stock-based compensation	630,000	1,049,000	17,000	2,064,000
Adjustments of reverse take-over costs	—	—	—	495,000
Net loss per U.S. GAAP	$ 34,432,366	$ 18,773,078	$ 24,035,167	$ 98,295,135

Basic and diluted net loss per share, U.S. GAAP	$(1.23)	$(1.14)	$(2.32)

Basic and diluted weighted-average number of common shares	27,962,625	16,433,031	10,347,434

  The following summarizes balance sheet items with material variations under U.S. GAAP.
	December 31,	December 31,
	2001	2000

Share capital	$ 96,584,441	$ 74,823,559
Accumulated deficit	98,295,135	63,862,769

  (d) Auditors' Report

  Under U.S. generally accepted auditing standards, the auditors' report would be modified to express uncertainty as to the Company's ability to continue as a going concern. As discussed in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing during 2002 due to insufficient working capital resources to fund its operations for the year. The financial statements would not include any adjustments that might result from the outcome of this uncertainty.

  9. Subsequent events

  On April 17, 2002, the Company entered into a license agreement with a subsidiary of United Therapeutics Corporation for the development of five monoclonal antibodies, including OvaRex» MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutics subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to European Union and certain other countries. United Therapeutics will be responsible for the costs of clinical

  21

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2001 and 2000 (In Canadian dollars)

  9. Subsequent events (continued)

  trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

  As part of this transaction, United Therapeutics has purchased 4.9 million common shares of the Company, at a premium of ten percent to a predetermined five-day market average, for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company has issued a nominal $80,000 (US$50,000) convertible debenture (the ''first debenture'') to United Therapeutics that is convertible into 100,000 common shares on August 21, 2002 and is secured by the intellectual property of the Company. The Company has also issued United Therapeutics a warrant (the ''warrant'') which is exercisable at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,590,000 (US$1,625,000). Further, the Company has granted to United Therapeutics a right to purchase a second debenture (the ''second debenture'') in the principal amount of approximately $1,390,000 (US$875,000). Subject to shareholder approval, US$441,960 of the principal amount of the second debenture will convert into 883,380 common shares of the Company. The right to exercise the warrant and purchase the second debenture will expire on August 20, 2002. Assuming the exercise of the warrant and conversion of the second debenture, United Therapeutics would own approximately 19.9% of the then current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company. If United Therapeutics fails to exercise the warrant or purchase the second debenture on or before August 25, 2002, then United's rights under the license agreement may be terminated by the Company.

  On March 5, 2002, the Company issued 185.7 special warrants to a group of investors, as part of a private placement offering of up to 1,000 special warrants. This offering anticipated maximum proceeds to the Company of C$7,000,000 and the issuance of a maximum of 8,250,000 common shares of the Company. The Company filed a preliminary prospectus dated March 5, 2002 in connection with this offering. In light of the United Therapeutics transaction described above and after discussion with securities regulatory authorities, this offering was cancelled.

  22

ALTAREX

Changing the Course of Cancer Therapy

2000 Annual Report

  AltaRex Corp.

Statement of management's responsibility

  The accompanying consolidated financial statements of the Company and all information in this Annual Report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements. The management of the Company, in furtherance of the integrity and objectivity of the consolidated financial statements, has developed and maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board primarily exercises this responsibility through the Audit Committee of the Board. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

  The consolidated financial statements have been audited by the shareholders' auditors, Arthur Andersen LLP, Chartered Accountants as of and for the years ended December 31, 2000 and 1999, and Ernst & Young LLP, Chartered Accountants as of and for the periods prior to the year ended December 31, 1999 and their reports are presented separately herein.

    Richard E. Bagley                                             Edward M. Fitzgerald
    President and Chief Executive Officer             Senior Vice President and Chief Financial Officer

  10

  AltaRex Corp.
  (A Development Stage Company)

Auditors' report

  To the Shareholders of

  AltaRex Corp.

  We have audited the consolidated balance sheet of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2000 and 1999 and the consolidated statements of loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Calgary, Canada
February 13, 2001

  11

  AltaRex Corp.
  (A Development Stage Company)

Auditors' report

  To the Shareholders of

  AltaRex Corp.

  We have audited the consolidated statements of loss, shareholders' equity and cash flows for the year ended

  December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of AltaRex Corp. for the year ended December 31, 1998 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants

Edmonton, Canada
February 12, 1999

  12

  AltaRex Corp.
  (A Development Stage Company)

Consolidated balance sheets

	As of December 31,
	2000	1999

(In Canadian dollars)
Assets
Current assets
Cash and cash equivalents	$9,665,187	$2,328,641
Short-term investments	3,591,323	4,878,039
Accounts and other receivables	75,223	89,773
Prepaid expenses	354,481	64,127
	13,686,214	7,360,580
Deposits and other assets	578,227	235,671
Notes receivable from employees	—	36,285
Capital assets, net	490,115	934,893
	$14,754,556	$8,567,429
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$3,793,766	$2,302,960
	3,793,766	2,302,960
Deferred lease credit	—	46,513
Total liabilities	3,793,766	2,349,473
Commitments and contingencies (Note 6)
Shareholders' equity
Share capital	72,894,559	50,427,647
Accumulated deficit during the development stage	(61,933,769)	(44,209,691)
Total shareholders' equity	10,960,790	6,217,956
	$14,754,556	$8,567,429

  On behalf of the Board:

                                     Director                                                                              Director

  The accompanying notes are an integral part of these consolidated financial statements.

  13

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of loss

		Years ended		December 1, 1995-
		December 31,		December 31, 2000
	2000	1999	1998	(unaudited)

(In Canadian dollars)
Revenues
Research contracts	$ —	$65,000	$50,000	$ 810,000
Sale of research materials	—	—	—	71,869
Interest income	389,826	622,710	963,742	2,941,022
	389,826	687,710	1,013,742	3,822,891
Expenses
Research and development	12,022,218	12,828,617	9,433,681	40,946,266
General and administrative	6,091,686	6,802,546	4,695,990	19,735,680
Settlement costs (Note 8)	—	5,074,714	—	5,074,714
	18,113,904	24,705,877	14,129,671	65,756,660
Net loss for the period	$ (17,724,078)	$ (24,018,167)	$ (13,115,929)	$(61,933,769)
Net loss per common share	$ (1.08)	$(2.32)	$(3.18)
Weighted average number of common shares
outstanding	16,433,031	10,347,434	4,125,941

  The accompanying notes are an integral part of these consolidated financial statements.

  14

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of shareholders' equity

			Accumulated
			deficit
			during the	Total
	Common Shares		development	shareholders'
	Shares	Amount	stage	equity

(In Canadian dollars)
Balance, December 1, 1995	292,333	$—	$ —	$ —
Issuance of shares	6,250	—	—	—
Initial capitalization of Company	—	1,000,000	—	1,000,000
Net loss	—	—	(225,899)	(225,899)
Balance, December 31, 1995	298,583	1,000,000	(225,899)	774,101
Private placement of shares of AltaRex Inc.	—	175,200	—	175,200
Issuance of shares of AltaRex Inc. in settlement of interest
payable	—	12,066	—	12,066
Shares issued in private placement of unit sales	374,375	2,310,424	—	2,310,424
Shares issued to acquire AltaRex Inc.	1,881,250	1	—	1
Exercise of Special Warrants	199,375	1,210,000	—	1,210,000
Issuance of common shares in public offering	1,025,000	25,036,466	—	25,036,466
Exercise of stock options	29,233	76,014	—	76,014
Exercise of warrants	10,825	103,920	—	103,920
Net loss	—	—	(2,172,059)	(2,172,059)
Balance, December 31, 1996	3,818,641	29,924,091	(2,397,958)	27,526,133
Exercise of stock options	23,750	170,931	—	170,931
Exercise of warrants	278,262	2,689,342	—	2,689,342
Net loss	—	—	(4,677,637)	(4,677,637)
Balance, December 31, 1997	4,120,653	32,784,364	(7,075,595)	25,708,769
Exercise of stock options	7,500	54,000	—	54,000
Net loss	—	—	(13,115,929)	(13,115,929)
Balance, December 31, 1998	4,128,153	32,838,364	(20,191,524)	12,646,840
Issuance of common shares in public offering	9,775,000	17,589,283	—	17,589,283
Net loss	—	—	(24,018,167)	(24,018,167)
Balance, December 31, 1999	13,903,153	50,427,647	(44,209,691)	6,217,956
Exercise of Special Warrants	1,421,889	5,443,617	—	5,443,617
Issuance of common shares in public offering	2,644,982	7,945,779	—	7,945,779
Issuance of common shares in private placements	3,559,989	8,048,100		8,048,100
Exercise of stock options	502,187	1,029,416	—	1,029,416
Net loss	—	—	(17,724,078)	(17,724,078)
Balance, December 31, 2000	22,032,200	$72,894,559	$ (61,933,769)	$ 10,960,790

  The accompanying notes are an integral part of these consolidated financial statements.

  15

  AltaRex Corp.
  (A Development Stage Company)

Consolidated statements of cash flows

	Years ended December 31,
				December 1, 1995-
	2000	1999	1998	December 31, 2000

(In Canadian dollars)				(unaudited)
Cash Used in Operating Activities
Net loss	$ (17,724,078)	$ (24,018,167)	$ (13,115,929)	$(61,933,769)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	496,945	565,218	548,687	2,114,651
Amortization of deferred lease credit	(21,691)	(78,920)	(168,551)	(333,486)
Interest expense satisfied through issuance of common
shares	—	—	—	12,066
Net changes in non-cash working capital balances	882,171	291,491	1,301,468	2,795,562
	(16,366,653)	(23,240,378)	(11,434,325)	(57,344,976)
Cash Provided By (Used In) Investing Activities
Purchase of capital assets	(86,714)	(154,026)	(573,698)	(2,281,007)
Maturities and purchases of short-term investments	1,286,716	(636,307)	4,794,268	(3,591,323)
Acquisition of AltaRex Corp.	—	—	—	(30,250)
	1,200,002	(790,333)	4,220,570	(5,902,580)
Cash Provided By (Used In) Financing Activities
Issue of common shares, net	22,466,912	17,589,283	54,000	72,912,743
Deferred finance costs	—	118,477	(118,477)	—
Employee relocation loans	36,285	69,904	(106,186)	—
	22,503,197	17,777,664	(170,663)	72,912,743
Net increase (decrease) in cash and cash equivalents	7,336,546	(6,253,047)	(7,384,418)	9,665,187
Cash and cash equivalents, beginning of period	2,328,641	8,581,688	15,966,106	—
Cash and cash equivalents, end of period	$9,665,187	$2,328,641	$8,581,688	$ 9,665,187
Supplemental disclosure of noncash investing and
financing activities:
Leasehold improvements financed with deferred lease
credit	$—	$—	$46,641	$ 666,641

  The accompanying notes are an integral part of these consolidated financial statements.

  16

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements	December 31, 2000 and 1999 (In Canadian dollars)

  1. Basis of presentation Description of business

  AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer.

  Going concern matters

  The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2000, 1999 and 1998, the Company incurred losses of $17,724,078, $24,018,167 and $13,115,929, respectively. The Company currently has adequate working capital to fund its operations into the third quarter of 2001. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. In December 2000 and February 2001, the Company issued 3.5 million and 4.4 million Common Shares for net proceeds of $7.7 million and $7.2 million, respectively. The Company is pursuing additional financing through public or private equity or debt instruments or through collaborative arrangements with potential partners.

  2. Summary of significant accounting policies

  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in Note 9. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  Consolidation of subsidiaries

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AltaRex US, Corp. All significant intercompany balances have been eliminated in consolidation.

  Revenue recognition

  Research material sales are recognized as revenue when materials are delivered.

  Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received in advance of services to be performed are recorded as unearned revenue.

  Cash and cash equivalents

  Cash equivalents are stated at cost, which approximates fair value. The Company considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

  17

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  2. Summary of significant accounting policies (continued) Short-term investments

  Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost plus accrued interest, which approximates their fair market value. At December 31, 2000, short term investments have maturity periods averaging 1.8 months (December 31, 1999 — 2.5 months) and weighted average interest rates approximating 5.3% (December 31, 1999 — 5.0%).

  Deposits and other assets

  Deposits and other assets primarily consist of down payments on service contracts. These payments are deferred and expensed as services are provided under the terms of the contract.

  Capital assets

  Capital assets are stated at cost, net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization are provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:
Scientific equipment	5 years
Computer software and equipment	3 years
Office equipment	5 years
Leasehold improvements	Term of lease (3-5 years)

  Property and equipment consisted of the following:
	December 31, 2000		December 31, 1999
		Accumulated		Accumulated
		depreciation/		depreciation/
	Cost	amortization	Cost	amortization

Scientific equipment	$1,199,908	$1,022,921	$1,195,173	$783,076
Computer software and equipment	506,374	363,143	440,540	266,344
Office equipment	438,389	292,031	424,836	205,525
Leasehold improvements	95,298	69,939	281,040	151,751
	$2,239,969	$1,748,034	$2,341,589	$1,406,696
Net book value	$490,115		$934,893

  Research and development costs

  Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

  Foreign currency translation

  Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Gains and losses arising from these translation adjustments are included in the consolidated statements of loss.

  18

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  2. Summary of significant accounting policies (continued) Investment tax credits

  The Company is permitted to offset Canadian federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see Note 5).

  Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses have been included in the determination of net loss as a reduction of research and development costs.

  Income taxes

  Effective January 1, 2000, the Company adopted the liability method of accounting for its income taxes. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. This change did not have a material effect on the Company's consolidated financial position or results of operations.

  Prior to January 1, 2000, income taxes were provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income or loss rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes. Due to the fact that the Company has incurred losses since inception, no income tax provision or benefit has been recorded.

  Concentration of credit risk

  The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents, short-term investments, accounts receivable and accounts payable.

  Fair value of financial instruments

  Financial instruments consist principally of cash and cash equivalents, accounts receivable, notes receivable and accounts payable. The estimated fair value of these instruments approximates their carrying value.

  Net loss per share

  Basic and diluted net loss per common share are determined by dividing net loss by the weighted average common shares outstanding during the period. Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 2,699,287 common shares have been excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2000 (1999 — 1,504,201; 1998 — 578,101).

  3. Notes receivable from employees

  The notes receivable from employees balance is comprised of employee relocation loans. The notes are unsecured, non-interest bearing and denominated in U.S. dollars. The notes have maturity dates ranging from March to October 2001 and therefore are classified in accounts and other receivables at December 31, 2000.

  19

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  4. Share capital

  Authorized and outstanding

  The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

  On November 21, 2000, the Company effected a one-for-four consolidation of its common shares. All share and per share amounts in these consolidated financial statements and notes have been adjusted to reflect this share consolidation as of the earliest date presented.

  On May 7 and June 1, 1999, the Company issued a total of 9,775,000 common shares in a public offering for net proceeds of $17,589,283 after related issue expenses of $1,960,717. In connection with this transaction, the Company granted options to the agents of this issue to purchase 488,750 common shares at the issue price of $2.00 per share for a period of two years as additional compensation. These options were exercised in full in March 2000. In February 2000, the Company issued 1,421,889 special warrants resulting in net proceeds of $5,443,617 after related issue expenses of $585,181. Each special warrant was converted into one common share in April 2000. In August 2000, the Company issued 2,664,982 common shares in a public offering for net proceeds of $7,945,779 after related issue expenses of $1,047,221. In connection with this transaction, the Company granted options to the agents of this issue to purchase 185,149 common shares at the issue price of $3.40 per share for periods of two or three years as additional compensation. Also in August, the Company issued 37,262 common shares in two private placements for aggregate net proceeds of $298,100. In December 2000, the Company issued 3,522,727 common shares in a private placement for proceeds of $7,750,000.

  As of December 31, 2000, no common shares of the Company were being held in escrow for regulatory purposes (December 31, 1999 — 9,562). A total of 9,562 and 652,825 common shares were released from escrow in 2000 and 1999, respectively.

  Warrants and stock option plan

  The following table summarizes the common shares reserved for issuance and outstanding options under the Company's stock option plan as of the dates indicated:
	Shares	Options outstanding for:
	reserved	Directors, officers		Options available
Date	for issuance	& employees	Consultants	for grant

December 31, 1999	1,045,000	965,870	39,166	8,713
December 31, 2000	2,875,000	2,456,638	57,500	316,175

  20

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  4. Share capital (continued)

  The following schedule details the warrants and stock options granted, exercised, expired and cancelled.
	Shares issuable
	on exercise of
		Warrants
	Stock	and other	Exercise price
	options	options	per share

Balance at December 31, 1997	244,708	331,328	$7.20 - 48.00
Granted	430,916		2.12 - 12.00
Exercised	(7,500)		7.20
Cancelled	(100,438)		4.60 - 23.60
Expired		(320,913)	7.20 - 12.00
Balance at December 31, 1998	567,686	10,415	2.12 - 48.00
Granted	467,350	488,750	1.84 - 4.12
Cancelled	(30,000)		7.20 - 23.60
Balance at December 31, 1999	1,005,036	499,165	1.84 - 48.00
Granted	1,619,498	1,607,036	1.40 - 5.96
Exercised	(13,439)	(1,910,637)	2.00 - 8.72
Cancelled	(96,957)		3.60 - 14.72
Expired		(10,415)	48.00
Balance at December 31, 2000	2,514,138	185,149	$1.40 - 24.00

  The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2000.
	Outstanding			Exercisable
		Weighted
		average	Weighted	Number	Weighted
Range of	Number of	contractual life	average	of	average
exercise price	shares	(years)	exercise price	shares	exercise price

$ 1.40 - 2.12	615,000	9.0	$ 1.47	335,831	$ 1.47
3.20 - 4.16	882,931	8.9	3.63	296,249	4.05
4.60 - 5.96	627,000	9.1	5.93	37,498	5.62
7.20 - 8.72	150,249	6.1	7.62	136,330	7.51
12.00 - 14.72	233,125	7.1	12.31	164,375	12.43
23.60 - 24.00	5,833	6.1	23.83	5,833	23.83

	2,514,138		$ 4.64	976,116	$ 4.81

  21

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  4. Share capital (continued)

  The following warrants and options to purchase common shares are outstanding at December 31, 2000.
	Shares Issuable on
	exercise of
		Warrants
Stock		and other	Exercise price
options		options	per share	Year of expiry

		76,234	$3.40	2002
		108,915	3.40	2003
108,499			7.20	2006
2,500			23.60	2006
26,875			13.20 - 14.72	2007
3,333			24.00	2007
95,833			2.12 - 3.64	2008
18,750			4.60 - 5.60	2008
248,000			8.72 - 12.00	2008
495,437			1.40 - 3.60	2009
382,911			4.12	2009
98,750			1.41	2010
141,250			3.64 - 3.84	2010
283,750			4.04 - 4.16	2010
608,250			5.96	2010

2,514,138		185,149

  5. Income tax

  The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as of December 31, 2000 is approximately $3,115,000 (December 31, 1999 — $2,570,000).

  As of December 31, 2000, the Company has scientific research and experimental development expenditures for tax purposes of approximately $13,430,000 (December 31, 1999 — $10,900,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes. As of December 31, 2000, the Company has approximately $51,200,000 (December 31, 1999 — $35,900,000) of non-capital losses available to be applied to taxable income in future years. These losses expire between 2001 and 2007.

  As of January 1, 2000, Canadian GAAP requires recognition of future tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. In addition, a future tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Future tax assets at December 31, 2000 consist primarily of net operating loss carryforwards and other temporary differences. At December 31, 2000, the Company had determined that the future tax asset net of a valuation allowance of $32,100,000 (December 31, 1999 — $23,700,000) would be nil (nil at December 31, 1999).

  Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts or future tax assets.

  22

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  6. Commitments and contingencies

  Leases

  The Company leases office and research facilities. Lease costs for its facilities totaled approximately $474,000, $353,000 and $280,000 for the years ended December 31, 2000, 1999 and 1998, respectively. During 2000, the Company entered into a new lease arrangement for its facilities in the United States, which will expire in August 2001. In January 2001, the Company sublet a portion of this facility with an estimated annual rental fee of $262,000. As of December 31, 2000, the Company is committed to annual minimum basic rent payments as follows:
2001	$506,635
2002	324,630
$831,265

  License and other agreements

  On December 1, 1995, the Company acquired from Biomira Inc. (''Biomira'') an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the ''Technology'') for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira (see note 8), the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid up right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.

  The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000. In addition, the Company granted warrants in connection with this agreement, which entitled the holder to obtain 10,416 common shares. These warrants expired on February 29, 2000.

  The Company had contracted certain research projects to a third party consultant for a three year period which ended March 31, 2000. Under this agreement, the Company will pay royalties to the consultant upon successful commercialization of a prostate cancer immunotherapeutic product developed under this collaboration. As of December 31, 2000, the Company has not paid any royalties under this agreement and research fees paid to the consultant over the term of the contract were approximately $775,000.

  7. Segment disclosure

  The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues related to research contracts and sales of materials were generated in Canada. The Company's capital assets are located in Canada with the exception of $222,000 as of December 31, 2000 ($336,000 as of December 31, 1999) located in the United States.

  23

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  8. Legal matters

  In September 1999, the Company reached a settlement of certain litigation with Biomira, Inc. The litigation related to claims by Biomira of ownership of an invention disclosed in an international patent application filed by the Company. The settlement provides for:
    The assignment to the Company of any interest Biomira might have in the patent application that was the subject of the lawsuit filed by Biomira,

    The payment by the Company, on behalf of Biomira, of a $4.2 million liability of Biomira to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement which, in part, funded research related to the Technology licensed by Biomira to the Company, and termination of the contribution agreement,

    The agreement by the Company to pay up to $250,000 to an agency of the government of the Province of Alberta upon successful commercialization of OvaRex» MAb, also related to funding provided to Biomira in support of the Technology, and

    The amendment and restatement of the license agreement between the parties (see Note 6).

  The Company incurred total costs related to this litigation and settlement, including the settlement payment and legal fees, of $5,074,714 in 1999.

  9. Reconciliation to accounting principles generally accepted in the United States

  These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

  (a) Accounting for stock-based compensation

  For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

  The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

  As of December 31, 2000, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $449,000 (December 31, 1999 — $12,000 and December 31, 1998 —$89,000).

  Additionally, during 2000 and 1999 the Company issued 185,149 and 488,750 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $378,000 and $554,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

  (b) Reverse take-over costs

  For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

  24

  AltaRex Corp.
  (A Development Stage Company)

Notes to consolidated financial statements (continued)	December 31, 2000 and 1999 (In Canadian dollars)

  9. Reconciliation to accounting principles generally accepted in the United States (continued)

  (c) Comprehensive income (loss)

  For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

  The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.
	Years ended December 31,
				Dec. 1, 1995-
	2000	1999	1998	Dec. 31, 2000

Net loss per Canadian GAAP	$17,724,078	$24,018,167	$13,115,929	$61,933,769
Adjustment for stock-based compensation	1,049,000	17,000	130,000	1,434,000
Adjustments of reverse take-over costs		—	—	495,000
Net loss per U.S. GAAP	$18,773,078	$24,035,167	$13,245,929	$63,862,769

Basic and diluted net loss per share, U.S. GAAP	$(1.14)	$(2.32)	$(3.21)

Basic and diluted weighted-average number of common shares	16,433,031	10,347,434	4,125,941

  The following summarizes balance sheet items with material variations under U.S. GAAP.
	December 31,	December 31,
	2000	1999

Share capital	$74,823,559	$51,307,647
Accumulated deficit	63,862,769	45,089,691

  (d) Auditors' Report

  For U.S. GAAP purposes, the auditors' report would be modified to express uncertainty as to the Company's ability to continue as a going concern. As discussed in Note 1, due to insufficient working capital resources to fund its operations for 2001, there is significant doubt concerning the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing during 2001. As under Canadian GAAP, the financial statements would not include any adjustments under U.S. GAAP that might result from the outcome of this uncertainty.

  10. Subsequent event

  On February 13, 2001, the Company issued 4.4 million common shares in a public offering at $1.90 per share. The estimated net proceeds of this sale, after deducting offering expenses of approximately $1.1 million, are approximately $7.2 million.

  25

  APPENDIX H

  INFORMATION RESPECTING ALTAREX MEDICAL CORP.

  THE CORPORATION

  AltaRex Medical Corp. (in this Appendix H, "Medical" or the "Corporation") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the ABCA as "AltaRex Medical Corp." on December 8, 2003. Medical has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Medical is AltaRex.

  Medical's head office is located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta Canada, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1.

  Capitalized terms used in this Appendix H that are not defined herein shall have those meanings set forth in the Information Circular to which this Appendix H is attached, under the heading "Glossary of Terms".

  GENERAL DEVELOPMENT OF THE BUSINESS

  Following the completion of the Plan of Arrangement, Medical will utilize the Assets transferred from AltaRex pursuant to the Arrangement and the Asset Purchase Agreement to carry out the business substantially as carried on by AltaRex prior to the completion of the Arrangement.

  MEDICAL'S BUSINESS AND STRATEGY

  Medical will carry out the business substantially as carried on by AltaRex prior to the completion of the Arrangement. For more information regarding the business to be carried out by Medical, please see "Appendix G - AltaRex's Business Strategy" to this Information Circular.

  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  Medical will carry out substantially the same business carried on by AltaRex prior to the completion of the Arrangement. As such, the historical selected consolidated financial information regarding this business, as carried on by AltaRex, may be of interest to readers. For information regarding this historical selected consolidated financial information, please see "Appendix G - Selected Consolidated Financial Information" to this Information Circular. As well, for information regarding the opening balance sheet of Medical on December 8, 2003, please see "Appendix N - Balance Sheet of Medical" to this Information Circular.

  For pro forma information relating to Medical after giving effect to the Arrangement and certain other adjustments, see "Appendix K - Unaudited Pro Forma Balance Sheet of AltaRex Medical Corp." to this Information Circular

  CAPITALIZATION

  Medical is authorized to issue an unlimited number of common shares ("Medical Shares") and an unlimited number of preferred shares, of which one Medical Share (and no preferred shares) is issued and outstanding as fully paid and non-assessable as at the date hereof. If the Arrangement is completed, 51,896,936 Medical Shares will be issued and outstanding as fully paid and non-assessable.

  Common Shares

  The holders of the Medical Shares are entitled to dividends if, as and when declared by the board of directors, to one vote per Medical Share at meetings of the shareholders, and upon liquidation, dissolution or winding up of Medical and subject to the prior rights and privileges attaching to any other class of shares of Medical, to receive such assets of Medical as are distributable to the holders of the Medical Shares. All of the Medical Shares outstanding on completion of the Arrangement will be fully paid up and non-assessable. As of the date hereof, the sole shareholder of Medical is AltaRex. AltaRex owns one (1) Medical Share, having a stated capital of $0.10.

  Preferred Shares

  The preferred shares are issuable in series by the board of directors, with such rights, privileges, restrictions, and conditions as the board may determine. The preferred shares have priority over the Medical Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Medical, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Medical Shares as may be fixed by the Board in the case of each such series. The preferred shares are non-voting except to the extent required by the ABCA.

  For pro forma information relating to Medical after giving effect to the Arrangement and certain other adjustments, see "Appendix K - Unaudited Pro Forma Balance Sheet of AltaRex Medical Corp." to this Information Circular.

  DIVIDEND POLICY

  To date, Medical has not paid any dividends on the outstanding Medical Shares. The future payment of dividends will be dependent upon the financial requirements of Medical to fund further growth, the financial condition of Medical and other factors which the board of directors of Medical may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future.

  OPTIONS TO PURCHASE SECURITIES

  Medical currently has no options ("Medical Options") or convertible securities outstanding, nor has it reserved any Medical Shares for this purpose. Pursuant to the Arrangement, the Optionholders' Options shall be cancelled and exchanged for the New Options. At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve the Medical Stock Option Plan. It is intended that the New Options, other than the Options issued in exchange for the Agent's Option, will be deemed to be issued under the Medical Stock Option Plan.

  After giving effect to the Arrangement, Medical will have a total of 8,138,368 Medical Shares reserved for issuance in connection with the New Options issued to existing and former directors, officers, employees and consultants of the Corporation. 1,200,000 Medical Shares will also be reserved for issuance in connection with the Agent's Option.

  For a summary of the Medical Stock Option Plan see "Medical Meeting Business". The Medical Stock Option Plan is also attached as "Appendix M -Medical Stock Option Plan" to the Information Circular.

  PRINCIPAL SHAREHOLDER

  The following table sets out information relating to the only person who, to the knowledge of the Corporation, will directly or indirectly own more than 10% of the issued and outstanding Medical Shares, upon completion of the Arrangement:

		% of
Name	Number of Medical Shares	Medical Shares
United Therapeutics Corporation	9,133,380	17.6
Silver Springs, Maryland, U.S.

  See "Appendix G - Principal Shareholder" to this Information Circular.

  DIRECTORS AND OFFICERS

  Currently and following completion of the Arrangement, the board of directors of Medical is and shall be comprised of those directors who are currently directors of the Corporation. In addition, the management team of Medical shall be comprised of those individuals who are currently the management team of the Corporation.

  For a full description of the directors and officers of Medical see "Appendix G - Directors and Officers" to this Information Circular.

  RISK FACTORS

  As Medical will carry out substantially the same business carried on by AltaRex prior to the completion of the Arrangement, the risk factors affecting this business are those listed in "Appendix G- Risk Factors" to this Information Circular.

  LEGAL PROCEEDINGS

  Medical is not currently a party to any legal proceedings, nor is Medical currently contemplating any legal proceedings.

  Pursuant to the Asset Purchase Agreement, Medical shall be indemnifying AltaRex and its directors, officers and employees for and against any and all liabilities, losses, costs, expenses, claims and damages (including legal costs) directly or indirectly related to the Assets and the business carried out (by AltaRex prior to the Effective Date and by Medical after the Effective Date) utilizing the Assets, regardless of the date of occurrence of any such liabilities, losses, costs, expenses, claims and damages. This indemnity will extend to any legal proceedings to which AltaRex is currently a party. For information regarding such legal proceedings see "Appendix G - Legal Proceedings" to this Information Circular.

  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

  Certain parties who shall comprise the management and board of directors of Medical upon completion of the Arrangement had an interest in certain transactions that were material to the business carried out by AltaRex up to the date hereof. For information on the interest of such parties in such transactions, see "Appendix D- Interest of Management and Others in Material Transactions" to this Information Circular.

  AUDITORS, TRANSFER AGENT AND REGISTRAR

  The auditors of Medical are PricewaterhouseCoopers LLP, TD Tower, 1501 Edmonton City Centre, 10088 - 102 Avenue, Edmonton, Alberta, Canada, T5J 3N5

  Olympia Trust Company is the registrar and transfer agent for the Medical Shares at its principal offices in Calgary, Alberta and Toronto, Ontario.

  MATERIAL CONTRACTS

  Medical has not entered into any material contracts prior to the date hereof, other than the Arrangement Agreement, and a transfer agency and registrarship agreement made as of the 10th day of December, 2003 between Medical and Olympia Trust Company.

  Pursuant to the Arrangement Medical will enter into the Asset Purchase Agreement, pursuant to which Medical shall acquire from AltaRex the Assets, together with the associated contractual obligations and liabilities, as at the Asset Purchase Effective Date. As such, Medical shall be assuming AltaRex's rights and obligations under certain material agreements applicable to the business carried on by AltaRex, which material agreements are described "Appendix G" to the Information Circular, under the heading "Material Contracts".

  APPENDIX I

  INFORMATION RESPECTING TWIN BUTTE ENERGY LTD.

  GLOSSARY OF TERMS

  THE CORPORATION

  Upon completion of the Arrangement, AltaRex Corp. (in this Appendix I, " Twin Butte" or the "Corporation") will be renamed "Twin Butte Energy Ltd." and shall focus on the development of an oil and natural gas exploration, production and marketing business.

  The head office of the Corporation is currently located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta, Canada, T6G 2N8 and the registered office of the Corporation is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1. Following the Arrangement, the Corporation's head office will be located at Suite 1050, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9, and its registered office will be located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

  GENERAL DEVELOPMENT OF THE BUSINESS

  Prior to the completion of the Arrangement, the Corporation carried out a medical research business. Upon completion of the Arrangement, the Corporation shall focus on the development of an oil and natural gas exploration, production and marketing business.

  TWIN BUTTE'S BUSINESS AND STRATEGY

  Following completion of the Arrangement, the new board of directors of the Corporation (consisting of Messrs. Antoine A. Noujaim, Robin Salmon, Bruce D. Brydon, Harry L. Knutson and Richard M. Wlodarczak) will focus on recruiting a new management team for Twin Butte, the members of which shall comprise the senior officers of Twin Butte.

  In anticipation of the change of business of the Corporation to that of an oil and natural gas exploration, production and marketing company, Shareholders will also be asked to consider, and if deemed fit, approve, subject to the completion of the Arrangement, the future acquisition by the Corporation of one or more oil and natural gas properties in the Western Canadian Sedimentary Basin through a direct purchase of properties or by way of a corporate acquisition. Consideration for such an acquisition or acquisitions will be comprised of cash, shares or a combination thereof. The proposed board of directors of the Corporation currently intend to have the Corporation target acquisitions with some or all of the following attributes:

    that generally exhibit the potential for delivering superior rates of return for capital employed;

    that add premium quality, low decline reserves at an attractive cost;

    that offer development potential with infill drilling or re-drilling and/or re-completion possibilities;

    that provide a high working interest;

    that include operatorship with infrastructure in place;

    that include undeveloped lands for development and exploration opportunities;

    that consist primarily of proved producing reserves; and

  that include assets viewed as generally attractive in the marketplace within the oil and gas industry.

  If the Corporation's New Common Shares become listed on the TSXV upon completion of the Arrangement, of which there can be no assurance, the TSXV will, in the case of material acquisitions, retain the discretion to review the particular acquisition and to determine whether or not the acquisition will be permitted and, if permitted, may require shareholder approval. By providing advance acquisition approval for future acquisitions, Shareholders will only be satisfying the shareholder approval requirement which might otherwise be imposed by the TSXV in exercising its discretion. Any acquisition with which the Corporation proceeds under the advance approval being sought at the Meeting will be subject to approval of the TSXV and the following additional restrictions:

  it must be substantially with parties at arm's length to the Corporation;

  it cannot materially affect control of the Corporation; and

  it must be completed within six (6) months following the date on which the advance shareholder approval is given.

  In any event, the TSXV retains the discretion to review potential acquisitions, including the reasonableness of the consideration being offered, and to determine whether or not specific shareholder approval will be required.

  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The Corporation, to date, has conducted no operations in the oil and gas exploration, production and marketing business. Accordingly, no historic financial information related to this business is available.

  For pro forma information relating to the Corporation after giving effect to the Arrangement and certain other adjustments, see "Appendix J - Unaudited Pro Forma Balance Sheet of AltaRex".

  CAPITALIZATION

  Upon completion of the Arrangement, the Corporation shall be authorized to issue an unlimited number of voting common shares (the "New Common Shares"), non-voting common shares (the "Non-Voting Common Shares") and preferred shares, issuable in series (the "Preferred Shares"). The New Common Shares, Non-Voting Common Shares and Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

  Voting Common Shares

  Dividends: The holders of New Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine, as a class equally with the holders of the Non-Voting Common Shares, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the New Common Shares in respect of dividends. The Board of Directors may not declare a dividend on the New Common Shares without also declaring an equal dividend, on a per share basis, on the Non-Voting Common Shares.

  Participation Upon Liquidation, Dissolution or Winding Up: The holders of New Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the New Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Non-Voting Common Shares and of shares of any other class of shares of the Corporation ranking equally with the New Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

  Voting Rights: The holders of the New Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the New Common Shares as such) and to one vote in respect of each New Common Share held at all such meetings.

  Special Rights: The holders of not less than 4% of the issued and outstanding New Common Shares may requisition the directors of the Corporation to call a meeting of the shareholders of the Corporation for the purposes stated in the requisition. The requisition, which may consist of several documents of like form each signed by one or more shareholders, shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. On receiving the requisition, the directors shall call a meeting of shareholder to transact the business stated in the requisition unless, (i) a record date has been fixed under section 133(2) of the Business Corporations Act (Alberta) (the "Act") and notice of the record date has been given under Section 133(4) of the Act, or (ii) the directors have called a meeting of shareholders and have given notice of the meeting under section 134 of the Act, or (iii) the business of the meeting as stated in the requisition includes matters described in sections 136(5)(b) to (e) of the Act. Should the directors of the Corporation not call such meeting within 21 days after receiving such requisition a shareholder who made such requisition may call the meeting as nearly as possible in the manner in which such meeting are to be called under the Act and the by-laws of the Corporation. Unless the shareholders otherwise resolve at a meeting called under this provision, the Corporation shall reimburse the shareholders the expenses reasonably incurred by them in requisitioning, calling and holding the meeting.

  Non-Voting Common Shares

  Dividends: The holders of Non-Voting Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine, as a class equally with the holders of the New Common Shares, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of dividends. The Board of Directors of the Corporation may not declare a dividend on the Non-Voting Common Shares without also declaring an equal dividend, on a per share basis, on the New Common Shares.

  Participation Upon Liquidation, Dissolution or Winding Up: The holders of Non-Voting Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of New Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Non-Voting Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

  Voting Rights: The holders of Non-Voting Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Non-Voting Common Shares as such) provided that, except as required by law, the holders of the Non-Voting Common Shares shall not be entitled as such to vote at any meeting of the shareholders of the Corporation.

  Preferred Shares

  Series: The Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the provisions hereof and of the ABCA, the directors of the Corporation may from time to time fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

  Ranking: The holders of Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, be entitled to preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares of any series and the Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles or the ABCA, over the Common Shares and any other class of shares of the Corporation ranking junior to such Preferred Shares as may be fixed by the directors in accordance with the above paragraph.

  Idem: If any cumulative dividends or other amounts payable on the return of capital in respect of any series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

  DIVIDEND POLICY

  To date, the Corporation has not paid any dividends on its outstanding Common Shares. The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund further growth, financial condition of the Corporation and other factors which the board of directors of the Corporation may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future.

  OPTIONS TO PURCHASE SECURITIES

  At the Meeting, Securityholders will be asked to consider and, if deemed advisable, approve the adoption by the Corporation, subject to the completion of the Arrangement of a stock option plan (the "New Twin Butte Option Plan") which will authorize the Corporation's board of directors to issue stock options to directors, officers, employees or consultants of the Corporation and its Subsidiaries (to be known as "Twin Butte Energy Ltd." upon completion of the Arrangement). A copy of the New Twin Butte Option Plan is set out in Appendix L to this Information Circular.

  The New Twin Butte Option Plan will provide for the granting of options ("Twin Butte Options") to purchase New Common Shares to directors, officers, employees and consultants (as permitted by applicable law) of Twin Butte and its Subsidiaries. The New Twin Butte Option Plan will be administered by the Twin Butte board of directors or a committee of the Twin Butte board of directors appointed from time to time for such purpose. Twin Butte Options may be granted at the discretion of the Twin Butte board of directors or a committee thereof, in such number that may be determined at the time of grant. The number of New Common Shares issuable upon exercise of options granted under the New Twin Butte Option Plan is not more than 10% of the number of New Common Shares that will be outstanding after giving effect to the Arrangement. The number of New Common Shares issuable upon the exercise of options granted to any one individual, within a one year period, cannot exceed 5% of the number of New Common Shares issued and outstanding.

  The exercise price of options granted under the New Twin Butte Option Plan will be fixed by the Twin Butte board of directors, or a committee thereof, at the time of grant, provided that such exercise price may not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which Twin Butte will be subject, including the TSXV. Twin Butte Options granted under the New Twin Butte Option Plan will vest on a basis, and will be exercisable for a period not exceeding five years, as determined by the Twin Butte board of directors, or a committee thereof, at the time of grant. In the absence of any determination by the Twin Butte board of directors as to vesting, vesting shall be as to one third on the date of grant and one-third on each of the second and third anniversaries of the date of grant.

  The foregoing summary is subject to the specific provisions of the New Twin Butte Option Plan, a copy of which is attached as Appendix L to the Information Circular.

  After giving effect to the Arrangement, the Corporation will have a total of approximately 9.5 million New Common Shares issued and outstanding, such that pursuant to the New Twin Butte Option Plan the Corporation will be permitted to issue a total of up to 950,000 Twin Butte Options.

  PRIOR SALES

  Information with respect to sales of Common Shares by the Corporation since January 2001 (other than pursuant to the Arrangement) is set forth in the table in the section of the Information Circular entitled "Prior Sales".

  PRINCIPAL SHAREHOLDERS

  The following table lists those persons who will own 10% or more of the issued and outstanding New Common Shares of the Corporation immediately following the completion of the Arrangement and the Private Placement:

			Percentage of New
			Common Shares
			Owned After Giving
Name and Municipality of		Number of	Effect to the
Residence of Shareholder	Type of Ownership	Common Shares (1)	Arrangement

Bancorp	Of Record	4,250,000	45%
Vancouver, British Columbia

  Note:
  (1) Estimated and to be adjusted.

  DIRECTORS AND OFFICERS

  As part of completing the Arrangement, Shareholders will be asked to vote in favour of the election of Messrs. Antoine A. Noujaim, Robin Salmon, Bruce D. Brydon, Harry L. Knutson and Richard M. Wlodarczak as directors of the Corporation. The management team of Twin Butte, following completion of the Arrangement is, as at the date hereof, unidentified.

  If such parties are elected the directors of the Corporation, and following completion of the Arrangement, the new board of directors shall be focused on recruiting a new management team for Twin Butte, which team will carry on the business of oil and natural gas exploration, production and marketing and the members of which shall comprise the senior officers of Twin Butte.

  The following table sets out the number of New Common Shares which will be owned, directly or indirectly, or over which control or direction will be exercised, by the Board of Directors upon completion of the Arrangement and the Private Placement.

Percentage of New Common
Name and Municipality of		Shares Owned After Giving Effect
Residence of Director	Number of New Common Shares	to the Arrangement (1)

Antoine A. Noujaim	150,000	2%
Edmonton, Alberta
Robin Salmon	2,000	*
Edmonton, Alberta
Bruce D. Brydon	Nil	Nil
Salt Spring Island, British Columbia
Harry L. Knutson	2,125,000(2)	22%(2)
Vancouver, British Columbia
Richard M. Wlodarczak	1,149,000(2)	12%(2)
Richmond, British Columbia

  *Less than 1%.

  Notes:
  (1) Non-diluted and based on the outstanding Securities of the Corporation as at the Effective Date.
  (2) Estimated and to be adjusted. Messrs. Knutson and Wlodarczak own or control, respectively 50% and 27% of the voting shares of Bancorp.

  For more information regarding the nominees for appointment as directors of the Corporation, see the section of the Information Circular entitled "AltaRex Meeting Business - Matters to be Acted Upon at the Meeting- Election of Directors".

  RISK FACTORS

  Assuming the Arrangement is completed, the Corporation will be focused on the oil and natural gas exploration, production and marketing business. In that regard, the following risk factors should be carefully reviewed and evaluated.

  The Corporation has not commenced commercial operations in the oil and natural gas exploration, production and marketing business and has no assets other than cash. It has no history of earnings in the oil and natural gas exploration, production and marketing business, and shall not generate earnings or pay dividends until at least after it has acquired material oil and natural gas assets;

  Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by Twin Butte.

  As Twin Butte will be engaged in the oil and natural gas business its operations will be subject to certain unique provisions of the Income Tax Act (Canada) ("Tax Act") and applicable provincial income tax legislation relating to characterization of costs incurred in its business which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. Twin Butte has reviewed its income tax returns with respect to the characterization of the costs incurred in its historic operations as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. Twin Butte has filed all required income tax returns and believes that it has complied fully with the provisions of the Tax Act and applicable provincial income tax legislation, but such returns are subject to reassessment. Twin Butte may potentially be subject to a higher than expected past or future tax liability as well as interest and penalties in the event of a successful reassessment of Twin Butte, and such amount could be material.

  The competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Twin Butte will be able to attract and retain a management team necessary for the development and operation of an oil and natural gas exploration, production and marketing focused business. Shareholders must rely upon the ability and expertise of the Board in respect of being able to recruit such a management team, and on the ability, expertise, judgment, discretion, integrity and good faith of the management team, upon being recruited, in respect of the operations of the Corporation.

  The petroleum industry is competitive in all its phases. Twin Butte will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Competitors include oil companies which have greater financial resources, staff and facilities than those of Twin Butte. The ability of Twin Butte to discover reserves in the future will depend not only on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

  The marketability of any oil and natural gas acquired or discovered will be affected by numerous factors beyond the control Twin Butte. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Any oil and natural gas operations of Twin Butte will also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

  Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of net production revenue and overall value of Twin Butte and could result in ceiling test write-downs.

  A substantial portion of Twin Butte's activities may be transacted in or referenced to United States dollars. Revenues, expenses, capital expenditures and related net assets of oil and gas operations outside Canada are anticipated to be primarily United States denominated. Prices received in Canada for sales of our crude oil and natural gas may be referenced to United States dollar denominated prices. We expect to manage our exposure to fluctuations in the United States to the Canadian dollar exchange rate by operating in a manner which minimizes the need to convert between the two currencies. Net revenue from foreign operations together with United States dollar denominated borrowing will generally be used to fund United States dollar denominated capital expenditures and debt repayments. Derivative instruments may occasionally be used to effectively convert cash flows from Canadian to United States and vice versa.

  The future development any oil and natural gas properties acquired by the Corporation may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

  The future acquisition of oil and gas assets by the Corporation may be financed in whole or in part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation.

  The oil and natural gas exploration operations to be conducted by the Corporation upon acquiring oil and gas assets will be subject to all the risks and hazards typically associated with such operations, including hazards such as fires, explosions, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. In accordance with industry practice, it is expected that the Corporation will not be fully insured against all of these risks, nor are all such risks insurable. Although Twin Butte intends on maintaining liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Twin Butte could incur significant costs that could have a materially adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

  Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Twin Butte and may delay exploration and development activities. To the extent Twin Butte is not the operator of any oil and gas properties acquired by it in the future, it will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

  Although title reviews will be done according to industry standards prior to the purchase of oil and natural gas producing properties by the Corporation, or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Twin Butte, as the case may be, which could result in a reduction of the revenue received by of Twin Butte.

  Twin Butte may enter into a transaction or transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase debt levels of Twin Butte above industry standards. Depending on future exploration and development plans, the Corporation may require additional financing which may not be available or, if available, may not be available on favourable terms.

  Twin Butte does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

  Certain directors of Twin Butte are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with Twin Butte, as the case may be, to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

  INDUSTRY CONDITIONS

  Assuming the Arrangement is completed, the Corporation will be focused on the oil and natural gas exploration, production and marketing business. The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Twin Butte in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Twin Butte is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

  Pricing and Marketing - Oil and Natural Gas

  The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such licence requires the approval of the Governor in Council.

  The price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such licence requires the approval of the Governor in Council.

  The governments of British Columbia, Alberta and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

  The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the pro-rationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

  The North American Free Trade Agreement

  The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada-U.S. Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: 4) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36-month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

  NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

  Provincial Royalties and Incentives

  In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, NGL, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The royalty rate payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

  From time to time, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

  In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC program is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

  On December 22, 1997, the Alberta government announced that it would be conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Twin Butte from being eligible for the ARTC program.

  Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Twin Butte to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

  Land Tenure

  Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

  Environmental Regulation

  The oil and gas industry is currently subject to environmental regulation pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licences and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

  Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (the "EPEA"), which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Twin Butte is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Twin Butte believes that it is in material compliance with applicable environmental laws and regulations. Twin Butte also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

  LEGAL PROCEEDINGS

  Except as described in Appendix G to this Information Circular in the section entitled "Legal Proceedings", there are no legal proceedings material to the Corporation to which the Corporation is a party or of which any of its property is the subject matter, and the Corporation is not aware of any such proceedings which are contemplated.

  Pursuant to the Asset Purchase Agreement, Medical shall be indemnifying the Corporation and its directors, officers and employees for and against any and all liabilities, losses, costs, expenses, claims and damages (including legal costs) directly or indirectly related to the Assets and the business carried out (by the Corporation prior to the Effective Date and by Medical after the Effective Date) utilizing the Assets, regardless of the date of occurrence of any such liabilities, losses, costs, expenses, claims and damages. This indemnity will extend to any legal proceedings to which the Corporation is currently a party, including those legal proceedings described in Appendix G to this Information Circular in the section entitled "Legal Proceedings".

  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

  None of the proposed directors of the Corporation (as nominated for election at the Meeting) nor any other Insider (assuming the completion of the Agreement), or associate or affiliate of any such party, had an interest in any material transaction completed by the Corporation prior to the date hereof other than as described elsewhere in this Information Circular.

  Certain of the proposed directors of the Corporation have interests in the Arrangement as described elsewhere in this Information Circular.

  AUDITORS, TRANSFER AGENT AND REGISTRAR

  The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, 1501 Edmonton City Centre, 10088 - 102 Avenue, Edmonton, Alberta, Canada, T5J 2Z1.

  It is currently anticipated that Valiant Trust Company will be the registrar and Transfer Agent for the New Common Shares at its principal office in Calgary, Alberta.

  MATERIAL CONTRACTS

  Pursuant to the Asset Purchase Agreement, Medical shall be acquiring from AltaRex the Assets, together with the associated contractual obligations and liabilities. As such, Medical shall be assuming the Corporation's rights and obligations under certain material agreements applicable to the business carried on by the Corporation, which material agreements are described "Appendix G" to the Information Circular, under the heading "Material Contracts".

  J-1

  APPENDIX J

  UNAUDITED PRO FORMA BALANCE SHEET OF ALTAREX CORP.

  AltaRex Corp.

  Pro Forma Balance Sheet (Unaudited)

  December 30, 2003

  Compilation Report on Pro Forma Financial Statements

  To the Directors of AltaRex Corp.

  We have read the accompanying unaudited pro forma balance sheet of AltaRex Corp. ("AltaRex") and have performed the following procedures.

    Compared the figures in the columns captioned "AltaRex Corp." to the unaudited financial statements of the company as at September 30, 2003 and found them to be in agreement.
    Made enquiries of certain officials of the companies who have responsibility for financial and accounting matters about:

      (a) the basis for determination of the pro forma adjustments; and

      (b) whether the pro forma financial statements comply as to form in all material respects with the applicable regulatory requirements.

    The officials:

      (a) described to us the basis for determination of the pro forma adjustments, and

      (b) stated that the pro forma statements comply as to form in all material respects with the applicable regulatory requirements.

    Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
  International Limited, each of which is a separate and independent legal entity.

    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "AltaRex Corp." as at September 30, 2003, and found the amounts in the column captioned "AltaRex Corp. Pro forma" to be arithmetically correct.

  A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

  Chartered Accountants

  Edmonton, Alberta

  AltaRex Corp.
  Pro Forma Balance Sheet
  (Unaudited)

	AltaRex
	Corp.		AltaRex
	September		Medical
	30,	Pro forma	Corp.
	2003	adjustments	Pro forma
	$	$	$
		(Note 2)	(Note 1)

Assets

Current assets
Cash	238,571	2,040,000 (a)	1,084,701
	-	(163,200) (b)	-
	-	6,150,000 (d)	-
	-	(5,045,000) (c)	-
	-	(2,135,670) (e)	-
Accounts receivable	57,433	(57,433) (e)	-
Prepaid expenses	361,464	(361,464) (e)	-
Investment in AltaRex Medical Corp.	-	5,045,000 (c)	-
	-	1,034,918 (e)	-
	-	(6,079,918) (f)	-

	657,468	427,233	1,084,701
Fixed assets	20,299	(20,299) (e)	-
Deposits and other assets	37,054	(37,054) (e)	-

	714,821	369,880	1,084,701

Liabilities

Current liabilities
Accounts payable and accrued liabilities	986,682	(986,682) (e)	-
Convertible debenture	590,320	(590,320) (e)	-
Note payable	-	4,475,000 (d)	4,475,000

	1,577,002	2,897,998	4,475,000

Shareholders' Equity

Share capital	106,430,739	2,040,000 (a)	1
	-	(163,200) (b)	-
	-	1,675,000 (d)	-
		(109,982,538) (g)	-
Deficit	(107,292,920)	(6,079,918) (f)	(3,390,300)
	-	109,982,538 (g)	-

	(862,181)	(2,528,118)	(3,390,299)

	714,821	369,880	1,084,701

  AltaRex Corp.
  Notes to Pro Forma Balance Sheet
  (Unaudited)

    Basis of presentation

    The following unaudited pro forma consolidated balance sheet has been prepared to give effect to the proposed plan of arrangement between AltaRex Corp., Nova Bancorp Investments Ltd. and AltaRex Medical Corp. pursuant to which substantially all the assets of AltaRex Corp. will be transferred to AltaRex Medical Corp. AltaRex Corp. is an Edmonton, Alberta based development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products. AltaRex Medical Corp. is a wholly owned subsidiary of AltaRex Corp.

    This unaudited pro forma balance sheet presents the plan of arrangement. It has been prepared using the unaudited financial statements of AltaRex Corp. as at September 30, 2003. This unaudited pro forma balance sheet should be read in conjunction with the audited financial statements of AltaRex Corp. for the year ended December 31, 2002.

    In the opinion of management, this pro forma balance sheet includes all adjustments necessary for fair presentation. This pro forma balance sheet may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the date indicated or of the financial position which may be obtained in the future.

    Pro forma assumptions and adjustments

    The unaudited pro forma balance sheet gives effect to the plan of arrangement and reflects the following pro forma assumptions and adjustments:

    a) Private Placement by AltaRex Corp. completed on October 20, 2003 of 6,000,000 units at $0.34 per unit.

    b) Commission of $163,200 paid to Acumen Capital Finance Partners in connection with the Private Placement.

    c) Purchase of 11,896,936 shares of AltaRex Medical Corp. for $5,045,000.

    d) Subscription by Nova Bancorp Investments Ltd. for 4,250,000 New Common Shares and $4,475,000 aggregate principal amount of 10% convertible demand notes (convertible into 2,530 non-voting common shares per $1,000 of principal) for aggregate proceeds of $6,150,000.

  (1)

  AltaRex Corp.
  Notes to Pro Forma Balance Sheet
  (Unaudited)

  e) Transfer of assets less assumed liabilities to AltaRex Medical Corp. for consideration of 40,000,000 common shares of AltaRex Medical Corp., as follows:

$

Cash	2,135,670
Accounts receivable	57,433
Prepaid expenses	361,464
Fixed assets	20,299
Deposits and other assets	37,054

2,611,920

Accounts payable and accrued liabilities	986,682
Convertible debenture	590,320

1,577,002

Net assets transferred	1,034,918

  f) Distribution of AltaRex Medical Corp. common shares to shareholders for fair market value estimated to trigger taxable gain:

$

Fair market value of shares distributed (estimated)	20,000,000
Cost of AltaRex Medical Corp. shares distributed	6,079,918

Taxable gain	13,920,082

  g) Reduction of stated capital to $1 as described in the plan of arrangement.

  (2)

  AltaRex Corp.
  Notes to Pro Forma Balance Sheet
  (Unaudited)

  3 Pro forma share capital

  After giving effect to the pro forma transactions described in note 2, the issued and outstanding share capital will be as follows:

AltaRex Corp.	Shares	Amount
	#	$

Beginning balance of shares as at September 30, 2003	45,896,936	106,430,739
October 20, 2003 Private Placement
Gross proceeds (6,000,000 units @ $0.34)	6,000,000	2,040,000
Agent commissions	-	(163,200)
February 3, 2004 Arrangement Agreement
Gross proceeds from common share offering
(42,500,000 @ $0.0394)	42,500,000	1,675,000
Reduction of stated capital	-	(109,982,538)

	94,396,936	1

  4 Change of name

  Subject to completion of the plant of arrangement, AltaRex Corp. intends to change its name to "Twin Butte Energy Ltd.".

  (3)

  K-1

  APPENDIX K

  UNAUDITED PRO FORMA BALANCE SHEET OF ALTAREX MEDICAL CORP.

  AltaRex Medical Corp.

  Pro Forma Balance Sheet
  (Unaudited)

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 - 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
December 30, 2003	Facsimile +1 (780) 441 677

  Compilation Report on Pro Forma Financial Statements

  To the Directors of AltaRex Medical Corp.

  We have read the accompanying unaudited pro forma balance sheet of AltaRex Medical Corp. and have performed the following procedures.

    Compared the figures in the columns captioned "AltaRex Medical Corp." to the audited financial statements of the company as at December 8, 2003 and found them to be in agreement.
    Made enquiries of certain officials of the companies who have responsibility for financial and accounting matters about:

      (a) the basis for determination of the pro forma adjustments; and

      (b) whether the pro forma financial statements comply as to form in all material respects with the applicable regulatory requirements.

    The officials:

      (a) described to us the basis for determination of the pro forma adjustments, and

      (b) stated that the pro forma statements comply as to form in all material respects with the applicable regulatory requirements.

    Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
  International Limited, each of which is a separate and independent legal entity.

    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "AltaRex Medical Corp." as at December 8, 2003, and found the amounts in the column captioned "AltaRex Medical Corp. Pro forma" to be arithmetically correct.

    A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

    Chartered Accountants

    Edmonton, Alberta

  AltaRex Medical Corp.

  Pro Forma Balance Sheet
  (Unaudited)

	AltaRex
	Medical		AltaRex
	Corp.		Medical
	December 8,	Pro forma	Corp.
	2003	adjustments	Pro forma
	$	$	$
		(Note 2)	(Note 1)

Assets

Current assets
Cash	-	2,135,670 (a)	7,180,670
	-	5,045,000 (b)	-
Accounts receivable	-	57,433 (a)	57,433
Prepaid expenses	-	361,464 (a)	361,464

	-	7,599,567	7,599,567

Fixed assets	-	20,299 (a)	20,299

Deposits and other assets	-	37,054 (a)	37,054

	-	7,656,920	7,656,920

Liabilities

Current liabilities
Accounts payable and accrued liabilities	-	986,682 (a)	986,682

Convertible debenture	-	590,320 (a)	590,320

	-	1,577,002	1,577,002

Shareholders' Equity

Share capital	-	1,034,918 (a)	6,079,918
	-	5,045,000 (b)	-

	-	6,079,918	6,079,918

	-	7,656,920	7,656,920

  AltaRex Medical Corp.
  Notes to Pro Forma Balance Sheet
  (Unaudited)

    Basis of presentation

    The following unaudited pro forma consolidated balance sheet has been prepared to give effect to the proposed plan of arrangement between AltaRex Corp., Nova Bancorp Investments Ltd. and AltaRex Medical Corp. pursuant to which substantially all of the assets of AltaRex Corp. will be transferred to AltaRex Corp. AltaRex Corp. is an Edmonton, Alberta based development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products. AltaRex Medical Corp. is a wholly owned subsidiary of AltaRex Corp.

    AltaRex Medical Corp. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on December 8, 2003 and has not carried on any active business since incorporation.

    This unaudited pro forma balance sheet presents the plan of arrangement. It has been prepared using the audited financial statements of AltaRex Medical Corp. as at December 8, 2003 and the supporting unaudited financial statements of AltaRex Corp. as at September 30, 2003.

    In the opinion of management, this pro forma balance sheet includes all adjustments necessary for fair presentation. This pro forma balance sheet may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the date indicated or of the financial position which may be obtained in the future.

    Pro forma assumptions and adjustments

    The unaudited pro forma balance sheet gives effect to the plan of arrangement and reflects the following pro forma assumptions and adjustments:

    a) Transfer of assets less assumed liabilities from AltaRex Corp. for consideration of 40,000,000 common shares issued from treasury.

    b) Proceeds of $5,045,000 from share subscription by AltaRex Corp.

  (1)

  AltaRex Medical Corp.
  Notes to Pro Forma Balance Sheet
  (Unaudited)

    Pro forma share capital

    After giving effect to the pro forma transactions described in note 2, the issued and outstanding share capital will be as follows:

	Shares	Amount
	#	$

Beginning balance of shares as at December 8, 2003	1	0.10

December 31, 2003 asset transfer at carrying amount	40,000,000	1,034,918

Plan of Arrangement Agreement
Transfer of Nova Bancorp Investments proceeds	11,896,936	5,045,000

	51,896,937	6,079,918

    (2)

  APPENDIX L

  NEW TWIN BUTTE SHARE OPTION PLAN

  TWIN BUTTE ENERGY LTD.

  STOCK OPTION PLAN

  The Plan

  This stock option plan (the "Plan"), pursuant to which options ("Options") to purchase common shares ("Shares") in the capital of Twin Butte Energy Ltd. (the "Corporation") may be granted to the directors, officers, employees and consultants of the Corporation or of any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services to the Corporation or for any entity controlled by the Corporation, is hereby established on the terms and conditions herein set forth.

  Purpose

  The purpose of this Plan is to advance the interests of the Corporation by permitting, through the grant and exercise of Options, the directors, officers, employees and consultants of the Corporation or of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services to the Corporation or for any entity controlled by the Corporation, to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

  Administration

    This Plan shall be administered by the board of directors of the Corporation (the "Board").

    Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder, (ii) prescribe, amend and rescind rules and regulations relating to this Plan (subject to regulatory approval, if necessary) and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal or personal representatives and beneficiaries.

    Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this Section 3.

    Options to purchase the Shares granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve or authorize from time to time.

  Shares Subject to Plan

    Subject to Section 16 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares. Whenever used herein, the term "Shares" shall be deemed to include any other listed securities that may be acquired by a Participant upon the exercise of Options held by such Participant the terms of which have been modified in accordance with Section 15 below.

    The aggregate number of Shares reserved for issuance under this Plan shall be fixed at a number equal to no more than 10% of the number of issued and outstanding Shares of the Corporation on the date of approval by the shareholders of the Corporation of this Plan. This prescribed maximum may be subsequently increased to any other specified amount, provided the change is authorized by a vote of the shareholders of the Corporation.

    If any Options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Shares to which such Options relate shall be available for the purposes of the granting of further Options under this Plan.

  Maintenance of Sufficient Capital

  The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

  Eligibility and Participation

    The Board may, in its discretion, select any of the following persons to participate in this Plan:
    directors of the Corporation or its subsidiaries;

    officers of the Corporation or its subsidiaries;

    employees of the Corporation or its subsidiaries; and

    any other person or company engaged to provide ongoing management or consulting services for the Corporation or its subsidiaries provided such person or company performed and/or continues to perform services on an ongoing basis or is expected to provide a service of value to the Corporation or its subsidiaries,

  (any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

    The Board may from time to time, in its discretion, grant Options to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of the Toronto Stock Exchange/TSX Venture Exchange (the "TSX") or any other stock exchange or exchanges on which the Shares are listed require such approval.

  Exercise Price

    Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time that Options are granted. No Options shall be granted with an Exercise Price at a discount to the Market Price (as hereinafter defined).

    The "Market Price" shall be the closing market price of the Shares on the TSX on the first day preceding the date of grant on which at least one board lot of Shares traded on the TSX.

  Number of Optioned Shares

  The number of Options granted to a Participant shall be determined by the Board as at the time the Options are granted, provided that the aggregate number of Shares reserved for issuance to any one Participant pursuant to the Options held by such Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

  Term

  The period during which Options may be exercised (the "Option Period") shall be determined by the Board at the time the Options are granted, subject to any vesting limitations which may be imposed by the Board in its sole, unfettered discretion at the time such Options are granted, provided that:

    no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

    the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

    no Option in respect of which shareholder approval is required under the rules of the TSX or any other stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

  Method of Exercise of Options

    Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a Participant as defined in Section 6 above.

    Options may be exercised in whole or in part and may be exercised on a cumulative basis where a vesting limitation has been imposed at the time of grant.

    Any Participant (or his legal or personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

        a written notice expressing the intention of such Participant (or his legal or personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

        in the case an Option is exercised, a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

    Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal or personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares for which the Participant (or his legal or personal representative) shall have then paid.

  Ceasing to be a Director, Officer, Employee or Consultant

  If any Participant who is a director, officer, employee or consultant of the Corporation or any of its subsidiaries shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death, permanent disability or normal retirement, his Options will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries as to the then vested portion of the Option. If the relationship of the Participant with the Corporation is terminated for any reason prior to the expiration of the Options, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 11. The Participant shall have no claim to or in respect of any Options which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Options or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of any Option) in the event of any alleged wrongful termination or dismissal.

  Neither the selection of any person as a Participant nor the granting of any Options to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation any of its subsidiaries, as the case may be.

  Death, Permanent Disability or Normal Retirement of a Participant

  In the event of the death, permanent disability or normal retirement of a Participant, any Options previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, only:

    in the event of death or permanent disability, by the person or persons to whom the Participant's rights under the Options shall pass by the Participant's will or applicable law; and

    to the extent that he was entitled to exercise the Options as at the date of his death, permanent disability or normal retirement.

  Change of Control

  Notwithstanding the provisions of Section 10, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Options previously granted to him hereunder, whether vested or not, either during the term of the Options or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or any of its subsidiaries or the cessation or termination of the Participant as a director, officer or consultant of the Corporation or any of its subsidiaries, whichever first occurs.

  For the purpose of this Agreement change of control of the Corporation means or shall be deemed to have occurred if and when:

    the acceptance and sale by the holders of shares of the Corporation, representing in the aggregate more than thirty-five (35%) percent of all issued and voting Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

    the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of voting Shares or rights to voting Shares of the Corporation, which together with such person's then owned voting Shares and rights to acquire voting Shares, if any, represent (assuming the full exercise of such rights to acquire voting Shares) more than thirty-five (35%) percent of the combined voting rights of the Corporation's then outstanding voting Shares, together with the voting Shares that would be outstanding on the full exercise of the rights to acquire voting Shares and such person's previously owned rights to acquire voting Shares; or

    the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another company; and as a result of such transaction, the shareholders of the Corporation prior to the transaction own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

    the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

    individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to the election of directors, shall not constitute a majority of the board of directors following such election.

  Transferability

  All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Options pass by the Participant's will or applicable law.

  Amendment and Termination of Plan

  The Board may, at any time, suspend or terminate this Plan. The Board may also at any time amend or revise the terms of this Plan, subject to regulatory approval provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

  Necessary Approvals

    The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued or paid to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

    No Options shall be granted pursuant to the Plan without obtaining the approval of the shareholders of the Corporation in accordance with the applicable rules, if any, of the TSX and any other stock exchange or exchanges on which the Shares are listed, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation could result, at any time, in:

    a number of Shares reserved for issuance pursuant to Options granted to insiders exceeding ten percent (10%) of the outstanding issue;

    the issuance within a one year period, of a number of Shares exceeding ten percent (10%) of the outstanding issue; or

    the issuance to any one insider and such insider's associates, within a one-year period, of a number of Shares exceeding five percent (5%) of the outstanding issue.

  Where used in this Section 16, the terms "insiders", "outstanding issue" and "associates" shall have the meanings attributed thereto in the rules of the TSX.

  Stock Exchange Rules

  This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the TSX and any other stock exchange or exchanges on which the Shares are listed.

  Right to Issue Other Shares

  The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

  Notice

  Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta, Attention: the President; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

  Gender

  Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

  Interpretation

  This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

  DATED this __day of ____________, 20___ being the date of approval by shareholders of this Plan.

  EXHIBIT 1

  OPTION AGREEMENT

  This Agreement dated the [] day of [], 200[], BETWEEN:

  TWIN BUTTE ENERGY LTD., a corporation existing under the laws of the
  Province of Alberta (hereinafter called the "Corporation"),

  - and -

  [], of the City of [], in the Province of Alberta (hereinafter called the "Participant")

  WHEREAS the Participant is a [] of the Corporation or of a subsidiary of the Corporation and has been designated by the Corporation as eligible to participate in the Twin Butte Energy Ltd. Stock Option Plan (the "Plan");

  AND WHEREAS the Corporation desires to grant to the Participant options to purchase Common Shares of the Corporation (the "Shares") in accordance with the terms of the Plan;

  NOW THEREFORE THIS AGREEMENT WITNESSETH that the parties hereto agree as follows:

    The Corporation hereby grants to the Participant [] irrevocable options (the "Options") to purchase [] Shares at a price of $[] per share, subject to the terms and conditions set forth herein.

    The Options expire and terminate at 5:00 p.m. (Calgary time) on the day (the "Expiry Date") that is the earlier of (i) the [] anniversary of the date hereof and (ii) the dates determined by Sections 6 and 7 below.

    Subject to the more specific provisions of the Plan and this Agreement, the Shares optioned under this Agreement shall be [or vested immediately] subject to a three year vesting period and may be exercised on a cumulative basis such that in each 12 month period, calculated from the date of this Agreement, the Options may be exercised as to the number of Shares set forth below:

Amount of shares	Vesting

[]	from	[]	to	[]

[]	from	[]	to	[]

[]	from	[]	to	[]

  such that the Options shall become fully vested on []

    The Participant (or his legal or personal representative) may exercise the Options by delivering to the Corporation, at its principal office in Calgary, Alberta:
    a written notice ("Notice") expressing the intention to exercise the Options and specifying the number of Shares in respect of which the Options are exercised;

    a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Options are exercised; and

    in the event that the Options are exercised in accordance with this Agreement by persons other than the Participant, proof satisfactory to the Corporation of the right of such persons to exercise the Options.

    Upon the exercise of the Options as aforesaid, the Corporation shall employ its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or his legal, personal representative) shall have then paid for.

    If the Participant shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death, permanent disability or normal retirement, the Options granted herein shall expire and terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the day that is the earlier of the (i) ninetieth day after the date the Participant ceases to be a director, officer or employee of the Corporation or any of its subsidiaries and (ii) the [] anniversary of the date hereof as to the then vested portion of the Options granted herein. If the relationship of the Participant with the Corporation is terminated for any reason prior to the expiration of the Options, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 11. The Participant shall have no claim to or in respect of any Options which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Options or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of any Option) in the event of any alleged wrongful termination or dismissal.

    In the event of the death, permanent disability or normal retirement of the Participant, the Options shall be exercisable until 5:00 p.m. (Calgary time) on the day that is the earlier of (i) 12 months after the date of death, permanent disability or normal retirement of the Participant and (ii) the [] anniversary of the date hereof, and then, only:

      (a) in the event of death or permanent disability by the person or persons to whom the Participant's rights under the Options shall pass by the Participant's will or applicable law; and

      (b) to the extent that he was entitled to exercise the Options as at the date of his death, permanent disability or normal retirement.

      The provisions of Section 13 (Change of Control) in the Plan in effect at the date of this Agreement apply to the Options.

      The Participant acknowledges and agrees that neither the selection of him as a Participant under the Plan nor the granting of the Options hereunder shall: (i) confer upon him any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be. The Participant further acknowledges and agrees that this Agreement and the Options granted hereby shall in no way constitute the basis for a claim for damages by the Participant against the Corporation in the event of the termination of the employment of the Participant with the Corporation for any reason whatsoever, including the Participant's wrongful dismissal, and the Participant hereby releases and forever discharges the Corporation from all claims and rights of action for damages whatsoever based upon or arising out of this Agreement or the Options.

    The Participant shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of the Options until such Shares have been paid for in full and issued to the Participant.

    The number of Shares deliverable upon the exercise of the Options shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation prior to the Expiry Date, without any change in the total price applicable to the unexercised portion of the Options, but with a corresponding adjustment in the price for each Share covered by the Options. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options and to prevent their dilution or enlargement. Adjustments under this Section 11 shall be made by the board of directors of the Corporation (or by such committee or persons as may be delegated such authority pursuant to the Plan), whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued on any such adjustment.

    The Options and all benefits and rights accruing to the Participant hereunder shall not be transferable or assignable unless specifically provided herein. During the lifetime of the Participant the Options granted hereunder may only be exercised by the Participant as herein provided and in the event of the death of the Participant, by the person or persons to whom the Participant's rights under the Options pass by the Participant's will or applicable law.

    The Participant acknowledges and agrees that the Board may, at any time, suspend or terminate the Plan. The Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of the Options granted herein.

    The obligation of the Corporation to issue and deliver Shares on the exercise of the Options in accordance with the terms and conditions of this Agreement is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to the Participant upon the exercise of the Options for any reason whatsoever, the obligation of the Corporation to issue such Shares, shall terminate and any funds paid to the Corporation in connection with the exercise of the Options will be returned to the Participant as soon as practicable.

    The Participant acknowledges that he has read and understands the Plan and the Participant and the Corporation agree that all provisions thereof apply to the parties hereto and to this Agreement with the same effect as if such provisions were set out in this Agreement.

    Time shall be of the essence of this Agreement.

    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

  IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

Twin Butte Energy Ltd.

Per:

Per:

SIGNED, SEALED AND DELIVERED
in the presence of:

Witness	[]

  APPENDIX M

  MEDICAL STOCK OPTION PLAN

  ALTAREX MEDICAL CORP. STOCK OPTION PLAN

  1. Purpose of the Plan

  The purpose of this stock option plan (the "Plan") is to develop the interest of the directors, officers, employees and other persons who provide on-going services (collectively, "Optionees") to AltaRex Medical Corp. (the "Corporation") and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability.

  2. Administration

  This Plan shall be administered by the board of directors of the Corporation (the "Directors").

  3. Granting

  The Directors may from time to time and in their discretion grant by way of resolution one or more stock options ("Stock Options") to purchase voting common shares of the Corporation ("Common Shares") to any one or more Optionees.

  4. Number

  The number of Common Shares reserved for issuance at any time pursuant to this Plan shall be 9,000,000, the majority of which could be allocated to insiders.

  The number of Common Shares reserved for issuance pursuant to this Plan, or any other previously established or proposed share compensation arrangement of the Corporation, in respect of all Stock Options granted to any one Optionee at any time shall not exceed five percent (5%) of the issued and outstanding Common Shares in the capital of the Corporation. The Corporation may issue, on the exercise of Stock Options, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares of the Corporation in any given one year period.

  Common Shares optioned under Stock Options that expire or otherwise terminate in accordance with the terms of the Plan shall be available to be optioned under subsequent grants of Stock Options.

  5. Exercise Price

  At the time of grant of a Stock Option, the Directors shall fix the exercise price thereof (the "Exercise Price"), which such price shall not be less than the closing price of the Common Shares on the Toronto Stock Exchange (the "Exchange") on the first date preceding the date of grant on which the Common Shares traded on the Exchange. Alternatively, the Directors may fix the Exercise Price at the weighted average of the trading prices of the Common Shares on the Exchange on the five (5) trading days immediately preceding the date of grant of the Stock Option. In the event that the Common Shares are listed on another stock exchange or stock exchanges, the references in this Plan to the Exchange shall be deemed to be references to such stock exchange as shall be designated by the Directors. In the event that the Common Shares are not listed for trading on any stock exchange at the time of the grant of a Stock Option, the Exercise Price of such Stock Option shall be such price as is determined by the Directors.

  6. Vesting

  At the time of grant of a Stock Option, the Directors shall fix the date or dates on which the Optionee shall be entitled to exercise part or all of such Stock Option (the "Vesting Dates").

  7. Expiry Date

  At the time of grant of a Stock Option, the Directors shall fix the date on which such Stock Option shall expire (the "Expiry Date"), provided that such date shall be no later than ten (10) years from the date of grant.

  8. Stock Option Agreement

  A written agreement shall be entered into between the Corporation and each Optionee to whom a Stock Option has been granted under this Plan, which such agreement shall set out the number of Common Shares under option, the Exercise Price, the Vesting Dates, the Expiry Date and such other terms as the Directors determine to be necessary or desirable, all of which shall be in accordance with the provisions of this Plan (the "Stock Option Agreement'). The Stock Option Agreement will be substantially in the form attached as Schedule "A" to this Plan or in such other form as the Directors may from time to time approve (and which other form is approved by the Exchange, if required) and may be executed and delivered for and on behalf of the Corporation by any one of the President, Chief Financial Officer or Vice-President of the Corporation or such other officer or director of the Corporation as the Directors may authorize.

  9. No Right of Assignment

  All Stock Options granted pursuant to this Plan shall be personal to the Optionee and shall not be assignable or otherwise transferable except by will or the laws of descent and distribution.

  10. No Right as Shareholder

  An Optionee shall have no rights whatsoever as a shareholder in respect of any Common Shares under option to such Optionee unless and until he/she has exercised the related Stock Option in respect of such Common Shares.

  11. Exercise

  A Stock Option may be exercised in whole or in part by the delivery to the Corporation at its head office of a written notice (the "Notice") that specifies the number of Common Shares in respect of which such Stock Option is being exercised together with payment in an amount equal to the Exercise Price thereof multiplied by such number of Common Shares.

  Upon the exercise of a Stock Option in whole or in part, the Corporation shall cause to be delivered to the Optionee a certificate registered in the name of such Optionee representing the number of Common Shares specified in the Notice.

  Common Shares issued upon the valid exercise of a Stock Option shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require any further resolution or approval of the Directors and shall be deemed to have occurred on the date that the related Stock Option was exercised.

  12. Variations in Number

  In the event that the Corporation:

  (a) declares a stock dividend or makes a distribution on the Common Shares in Common Shares;

  (b) subdivides or consolidates the issued and outstanding Common Shares into a greater or smaller number of Common Shares;

  (c) issues rights to all or substantially all of the holders of the Common Shares to purchase additional Common Shares at a price below the closing trading price of the Common Shares on the record date associated with such issuance; or

  (d) effects any transaction through which the Common Shares as a class are converted into or rendered exchangeable for any other securities,

  then either or both of the number of Common Shares optioned under outstanding Stock Options and the Exercise Price thereof shall be adjusted by resolution of the Directors if the Directors determine that such an adjustment is required to prevent substantial dilution or enlargement of the rights granted to Optionees.

  13. Variations in Vesting

  In the event that an Optionee dies, such Optionee's executor or executrix shall have right to exercise part or all of all then outstanding and vested Stock Options on behalf of the Optionee's estate until the earlier of the date set by the Directors at the time of the grant of such Stock Options (such date not to exceed one year after the date of death of the Optionee) or the Expiry Date. All Stock Options not exercised by such date shall immediately and automatically terminate. The Directors shall have the right, in their sole discretion, to provide at the time of the grant of the Stock Options of an Optionee, that all Stock Options granted to such Optionee shall be deemed to fully vest on the day prior to the Optionee's death. If the Directors do so, such Optionee's executor or executrix shall have the right to exercise all of the outstanding Stock Options of such Optionee in accordance with the above.

  In the event that an Optionee retires or resigns from his or her office, employment or position with the Corporation and all of its subsidiaries or is removed from such office, employment or position (whether with or without cause) or otherwise ceases to hold such office, employment or position for any reason (otherwise than as a result of the death of the Optionee) all then outstanding and unvested Stock Options granted to such Optionee shall immediately and automatically terminate. Such Optionee shall have the right to exercise part or all of his or her then outstanding and vested Stock Options until the earlier of the date set by the Directors at the time of the grant of such Stock Options (such date not to exceed 90 days after the date such Optionee retires, resigns or is removed from such office) or the Expiry Date. All such Stock Options not exercised by such date shall immediately and automatically terminate. The Directors shall have the right, in their sole discretion, to provide at the time of the grant of the Stock Options of an Optionee, that all Stock Options granted to such Optionee shall be deemed to fully vest on the day prior to the retirement, resignation or removal of the Optionee from such office, employment or position. If the Directors do so, such Optionee shall have the right to exercise all of the outstanding Stock Options of such Optionee in accordance with the above.

  In the event that:

  (a) the Directors determine that there is a reasonable probability that the Corporation will be reorganized, amalgamated or merged with, consolidated into or in any way combined with, another corporation;

  (b) the shareholders of the Corporation approve the liquidation, dissolution or winding-up of the Corporation or the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation;

  (c) a take-over bid, which is a "formal bid" (as that term is defined by the Securities Act (Alberta), is made for any voting or equity securities of the Corporation; or

  (d) the Directors determine that there is a reasonable probability that the Corporation will experience a change of control (as determined by the Directors) then the Directors may by resolution determine that all or any part of the outstanding and unvested Stock Options granted to any one or more Optionees shall vest on a date specified by such resolution and all such Stock Options shall be deemed to have vested on the date so specified.

  14. Amendment or Discontinuance of Plan

  This Plan is subject to the rules of the Exchange and of any other stock exchange or exchange facility through which the Common Shares may at any time be traded and/or posted (the "Rules"). To the extent that any provision of this Plan conflicts with any such Rules, such Rules shall govern and this Plan shall be deemed to be amended to be consistent herewith.

  The Directors may amend or discontinue this Plan at any time (upon receipt of the approval of the Exchange), provided that no such amendment or discontinuance may, without the consent of any affected Optionee, alter or impair any Stock Option previously granted to such Optionee under this Plan.

  15. Transition

  A stock option agreement entered into prior to the effective date of this Plan that remains outstanding on the effective date of this Plan shall continue in full force and effect under the terms of this Plan. Upon the approval of this Plan by the shareholders of the Corporation, all previous stock option plans, if any, shall be rescinded.

  16. Effective Date

  This Plan shall become effective as of the date set out below.

  Dated February 2, 2004.

ALTAREX MEDICAL CORP.

Per:
ANTOINE A. NOUJAIM
President

Per:
ROBIN SALMON
Chief Financial Officer

  SCHEDULE A TO THE STOCK OPTION PLAN STOCK OPTION AGREEMENT

  THIS AGREEMENT made as of the _____ day of ______________200_.

  BETWEEN:

  ALTAREX MEDICAL CORP., a body corporate incorporated under the laws of the Province of Alberta (the "Corporation")

  OF THE FIRST PART

  - and -

  ________________, a ________________ of the Corporation and resident at the address set out opposite his/her name in clause 6 hereof, (the "Optionee")

  OF THE SECOND PART

  WHEREAS the Corporation adopted a stock option plan effective February 2, 2004 (the "Plan") for the purpose of developing the interest of the directors, officers, and employees of the Corporation and its subsidiaries and other persons who provide on-going services to the Corporation or its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability.

  AND WHEREAS pursuant to the Plan the board of directors of the Corporation has approved the granting to the Optionee of a stock option to purchase _______________ common shares in the capital stock of the Corporation (the "Common Shares").

  NOW THEREFORE the Corporation and the Optionee hereby agree as follows:

  The Corporation hereby grants to the Optionee, subject to the terms and conditions set forth in this Agreement and the Plan, the right to purchase the following number of Common Shares at the following exercise price on or after the following vesting date(s) and prior to the close of business on the following expiry date:

# of Shares	Exercise Price	Vesting Date	Expiry Date

    On the close of business on the expiry date set forth in Section 1 above, the stock option granted hereby shall expire and automatically terminate and be of no further force and effect.

    The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern the stock option granted hereby, including all amendments required by any Rule (as defined in the Plan) or otherwise consented to by the Optionee.

    In the event that the Optionee dies, the Optionee's executor or executrix shall have the right to exercise part or all of the then outstanding and vested Stock Options on behalf of the Optionee's estate until the earlier of the date which is ______ days after the date of death of the Optionee (which date does not exceed one (1) year after the death of the Optionee) or the Expiry Date. All Stock Options not exercised by such date shall immediately and automatically terminate.

    In the event that the Optionee retires or resigns from his or her office, employment or position with the Corporation and all of its subsidiaries or is removed from such office, employment or position (whether with or without cause) or otherwise ceases to hold such office, employment or position for any reason (otherwise than as a result of the death of the Optionee), the Optionee shall have the right to exercise part or all of his or her then outstanding and vested Stock Options until the earlier of the date that is 90 days thereafter or the Expiry Date. All such Stock Options not exercised by such date shall immediately and automatically terminate.

    Any notice required or allowed to be given under this Agreement shall be made either personally or by mailing the same by prepaid registered post to:

    The Corporation:  1123 Dentistry/Pharmacy Bldg.
                               University of Alberta
                               Edmonton, AB T6G 2N8

    The Optionee: ____________________________
                          ____________________________
                          ____________________________

    Time shall be of the essence of this Agreement.

    This Agreement is subject to and shall be construed in accordance with the laws of the Province of Alberta.

  IN WITNESS WHEREOF the Corporation and the Optionee have executed this Agreement as of the date and year first above written.

ALTAREX MEDICAL CORP.

Per:

Witness	Optionee's Name

  N-1

  APPENDIX N

  BALANCE SHEET OF ALTAREX MEDICAL CORP

  AltaRex Medical Corp.
  (incorporated on December 8, 2003)

  Balance Sheet
  December 8, 2003

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 - 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
December 30, 2003	Facsimile +1 (780) 441 677

  Auditors' Report

  To the Directors of AltaRex Medical Corp.

  We have audited the balance sheet of AltaRex Medical Corp. as at December 8, 2003. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, this balance sheet presents fairly, in all material respects, the financial position of AltaRex Medical Corp. as at December 8, 2003 in accordance with Canadian generally accepted accounting principles.

  Chartered Accountants

  Edmonton, Alberta

  PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
  International Limited, each of which is a separate and independent legal entity.

  AltaRex Medical Corp.
  Balance Sheet
  As at December 8, 2003

$

Assets

Subscription receivable	0.10

Shareholders' Equity

Share capital (note 2)	0.10

  AltaRex Medical Corp.
  Notes to Balance Sheet
  December 8, 2003

    Nature of business

    AltaRex Medical Corp. (the "Company") was incorporated under the Business Corporations Act (Alberta) on December 8, 2003. AltaRex Corp. owns all outstanding shares of the Company. The Company has no operating activities. The Company was incorporated to perform research and development activities substantially the same as carried out by AltaRex Corp.

    Share capital

    The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As of December 8, 2003, the Company has 1 common share outstanding with a stated value of $0.10.

    Subsequent events

    Upon completion of a proposed statutory plan of arrangement that remains subject to shareholder, regulatory and court approval, the Company will acquire substantially all of the assets, obligations and liabilities of AltaRex Corp. and will carry on similar business to that of Alta Rex Corp. prior to the completion of the arrangement. It is presently anticipated that the arrangement will close on February 3, 2004 with the transfer of business and assets to the Company having an effective date of December 31, 2003.

    (1)